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04024647

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kvaerner

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 3745

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/30/04

AKER KVÆRNER™

Aker Kværner ASA

Application for listing of Aker Kværner ASA's shares on the Main List of Oslo Børs

Offering of up to 30,000,000 new shares, each with a par value of NOK 10

Indicative price range: NOK 130 - 155 per share

Subscription Period Retail Offering: 23 March 2004 to 31 March 2004, both dates inclusive, subject to extension

Book-building Period Institutional Offering: 23 March 2004 to 1 April 2004, both dates inclusive, subject to extension

THE OFFER SHARES OFFERED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND SUCH OFFER SHARES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT ("REGULATION S")) UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE. THE OFFER SHARES WILL BE OFFERED AND SOLD ONLY (i) IF WITHIN THE UNITED STATES, OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, ONLY TO QUALIFIED INSTITUTIONAL BUYERS ("QIBs") (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN PRIVATE PLACEMENT TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING, AND (ii) IF OUTSIDE THE UNITED STATES, IN OFFSHORE TRANSACTIONS IN ACCORDANCE WITH REGULATION S. FOR A DESCRIPTION OF RESTRICTIONS ON TRANSFERS AND RESALES, SEE SECTION 18 "SELLING RESTRICTIONS". SEE SECTION 6 "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFER SHARES.

Joint Lead Managers and Book-Runners

Carnegie ASA **Enskilda Securities ASA**

Co-Managers

DnB NOR Markets **Nordea Securities NUF** **Pareto Securities ASA**

19 March 2004


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NOTICE TO INVESTORS*

This Prospectus has been prepared in connection with a share offering in the Company and an application for listing of the Company's Shares on the Main List of Oslo Børs. The Prospectus has been reviewed by Oslo Børs pursuant to section 5-7 of the Securities Trading Act and section 14-4 of the Stock Exchange Regulations. There may have been changes in matters, which affect the Company or its subsidiaries subsequent to the date of this Prospectus. Any new material information arising after the publication of this Prospectus and before the Company's Shares are included on the Main List of Oslo Børs will be published as a supplement to this Prospectus in accordance with section 14-6 of the Stock Exchange Regulations. Neither the issue or delivery of this Prospectus nor any sale made in connection with the Offering shall, under any circumstances, create any implication that the information contained herein is complete or correct as of any time subsequent to the date hereof or that the affairs of the Company or its subsidiaries have not since changed.

Only the Company and the Managers are entitled to provide information in respect of the Offering or in respect of matters described in this Prospectus. Information that might be provided by any other persons is of no relevance to the contents of this Prospectus and should not be relied upon.

The Offering and this Prospectus is subject to Norwegian law, unless otherwise indicated. Any dispute arising in respect of the Offering or this Prospectus is subject to the exclusive jurisdiction of the Norwegian courts.

Each prospective purchaser and subscriber of the Offer Shares must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells the Offer Shares or possesses or distributes this Prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Offer Shares under the laws and regulations in force in any jurisdiction to which it makes such purchases, subscriptions, offers or sales, and neither the Company nor the Managers shall have any responsibility for these obligations.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offer Shares in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offering or sale of the Offer Shares in certain jurisdictions is restricted by law. Persons into whose possession this Prospectus may come are required by the Company and the Managers to inform themselves about and to observe such restrictions.

In relation to the United States and U.S. persons, this Prospectus is strictly confidential and is being furnished by the Company as part of a private placement exempt from registration under the U.S. Securities Act, solely for the purpose of enabling prospective investors to consider the purchase of the Offer Shares offered hereby.

This Prospectus and its contents are confidential and its distribution (which term shall include any form of communication) is restricted pursuant to Section 21 (Restrictions on Financial Promotion) of the Financial Services and Markets Act 2000 (as amended). In relation to the United Kingdom, this Prospectus is only directed at, and may only be distributed to, persons who fall within the meaning of Article 19 (Investment Professionals) and 49 (High Net Worth Companies, Unincorporated Associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or who are persons to whom the document may otherwise lawfully be distributed. This Prospectus may only be distributed in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended).

Further information with regard to restrictions on offering and sale of the Offer Shares and the distribution of this Prospectus is set out in Section 18 "Selling Restrictions".

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult with its own legal, business or tax adviser as to legal, business and tax advice.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The securities offered hereby have not

* Capitalized terms used in this section shall have the meaning ascribed to them in Section 1.1 "Definitions".

been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence.

CAPACITIES OF ENSKILDA SECURITIES ASA

Your attention is drawn to the fact that Enskilda Securities ASA has and continues to act in a variety of capacities in relation to Kværner and certain of its direct and indirect shareholders. These roles include providing advice to and/or arranging finance for Aker Maritime ASA, Kværner's largest shareholder, and to its associated companies; Skandinaviska Enskilda Banken, Enskilda Securities ASA's ultimate owner, participates in such financing. As part of this activity, Enskilda Securities ASA has entered into arrangements with third parties, whose interests it also has and continues to represent. The scope of these activities may give rise to conflicts of interests and Enskilda Securities ASA has therefore obtained the permission of the relevant parties to enable it to advise Kværner and the Company, notwithstanding this possibility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in Section 2 "Summary", Section 6 "Risk Factors", Section 7 "Business Overview", Section 8 "Business Units" and elsewhere in this Prospectus are forward-looking. Such forward-looking statements and information are based on the beliefs of the Company's management or assumptions based on information available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Group or its management, are intended to identify forward-looking statements. Such forward-looking statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. The Company can give no assurance as to the correctness of such forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks or uncertainties associated with the Company's products, technological development, growth management, relations with customers and, more generally, general economic and business conditions, changes in domestic and foreign laws and regulations (including those of the European Union), taxes, changes in competition and pricing environments, and other factors referenced in this document. Some of these factors are discussed in more detail under Section 6 "Risk Factors". Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document as anticipated, believed, estimated or expected. Except as required by applicable law, the Company does not intend, and does not assume any obligation, to update the forward-looking statements included in this Prospectus as at the date hereof.

STABILISATION

IN CONNECTION WITH THE LISTING, ENSKILDA SECURITIES ASA ON BEHALF OF THE MANAGERS MAY EFFECT TRANSACTIONS INTENDED TO STABILISE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH ACTIVITY MAY BE CONDUCTED ON OSLO BØRS WITHIN 14 DAYS FROM THE COMMENCEMENT OF THE TRADING OF THE SHARES ON OSLO BØRS. SUCH ACTIVITIES, IF ANY, MAY BE DISCONTINUED AT ANY TIME. AFTER THE TIME RESERVED FOR THESE ACTIVITIES, ENSKILDA SECURITIES ASA ON BEHALF OF THE MANAGERS WILL PUBLISH INFORMATION ON THE TOTAL AMOUNT OF THE SHARES SOLD AND PURCHASED, AS WELL AS ON THE HIGHEST, LOWEST AND AVERAGE PRICE OF SUCH TRANSACTIONS.

PRESENTATION OF FINANCIAL INFORMATION AND DEFINITION OF TERMS

The Company's financial statements were prepared in accordance with Norwegian generally accepted accounting principles ("**Norwegian GAAP**") and the statement of accounting policies, which differ, in certain material respects from generally accepted accounting principles in the United States ("**U.S. GAAP**") and from the International Financial Reporting Standards ("**IFRS**"). A summary of certain significant differences between U.S. GAAP and Norwegian GAAP as they relate to the Company is included in Appendix 3 "Summary of certain significant differences between U.S. GAAP and Norwegian GAAP". A summary of certain significant differences between IFRS and Norwegian GAAP as they relate to the Company is included in Appendix 4 "Summary of certain significant differences between IFRS and Norwegian GAAP".

Certain financial and other information set forth in a number of tables in this Prospectus has been rounded, for the convenience of the readers. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE ("RSA 421-B") NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

For so long as any of the Offer Shares offered and sold pursuant to the Offering remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, if at any time the Company is neither subject to Section 13 or 15(d) under the U.S. Securities Exchange Act of 1934, as amended (the **"Exchange Act"**) nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, the Company has agreed to furnish to any shareholder or to a prospective purchaser of shares designated by any such shareholder the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the U.S. Securities Act upon written request of any such shareholder.

ENFORCEABILITY OF JUDGEMENTS

The Company is a public limited company organised under the laws of the Kingdom of Norway. A majority of its directors and executives, and certain of the experts named herein, reside in Norway or other countries other than the United States. All or a substantial portion of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce, in U.S. courts or outside the United States, judgments obtained against such persons in jurisdictions outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws. The Company has been advised by its Norwegian counsel, Bugge, Arentz-Hansen & Rasmussen, that there is doubt as to the enforceability in Norway, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability predicated upon U.S. securities laws or other laws of the United States or any state thereof.

CURRENCIES

Unless otherwise specified or unless the context otherwise requires, All references in this Prospectus to (i) "**Norwegian kroner**" or "**NOK**" refer to the currency of Norway, (ii) "**U.S. dollars**", "**U.S.$**" or "**USD**" refer to the currency of the United States of America, (iii) "**Pound sterling**", "**UK£**" or "**GBP**" refer to the currency of the United Kingdom of Great Britain and Northern Ireland, and (iv) "**Euro**", "**EUR**" or "**€**"refer to the single currency of the European Union member states participating in the European Monetary Union ("**EMU**"). For indicative purposes only, the following were the spot rates to NOK as at 17 March 2004:

Country/Area	Currency	Spot rate
United States	U.S.$	6.90
United Kingdom	UK£	12.51
EMU Area	€	8.46

RESPONSIBILITY STATEMENTS AND DISCLAIMERS

Statement by the Board of Directors of Aker Kværner ASA

This Prospectus has been prepared to provide information in connection with the Listing and the Offering. The Board of Directors of the Company confirm that, to the best of their knowledge, the information contained in the Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus. Market conditions and future prospects have been appraised on the basis of best judgement.

Lysaker, 19 March 2004
Board of Directors of Aker Kværner ASA

Finn Berg Jacobsen Chairman	Inge K. Hansen	Ørjan Svanevik	Eiliv Gjesdal
Anders Misund			

Statement by the Board of Directors of Kværner ASA up until 19 March 2004

This Prospectus is issued by the Company and the formal statement by the Company's Board pursuant to the Securities Trading Act and the Stock Exchange Regulations is included above. However, as the board of directors of Kværner ASA up until 19 March 2004, we have been asked to review this Prospectus. Based on such review, we confirm that, to the best of our knowledge, the information contained in the Prospectus is in accordance with the facts and contains, to the best of our knowledge, no omissions likely to affect the import of the Prospectus. Market conditions and future prospects have been appraised on the basis of best judgment.

Lysaker, 19 March 2004
Board of Directors of Kværner ASA

Lone Fønss Schrøder Chairman	Reidar Lund Vice Chairman	Kjell Inge Røkke	Leif Arne Langøy	Yngve Hågensen
Bjørn Flatgård	Eldar Myhre	Bernt H. Kilnes	Atle Tranøy	

Statement by the Joint Lead Managers

Carnegie ASA and Enskilda Securities ASA (together, the "**Joint Lead Managers**") have acted as financial advisors to Kværner and the Company in connection with the Listing and the Offering.

The Prospectus has been prepared by the Company, in co-operation with the Joint Lead Managers and their respective legal advisors. The Joint Lead Managers do not, however, make any representation, warranty or undertaking, express or implied, and accept no responsibility or liability as to the accuracy or the completeness of the information contained in this Prospectus or any other information supplied in connection with the Listing, the Offering or the Restructuring. Nor can the Managers accept any legal or financial liability in relation to any decision to invest in the Company reached on the basis of the information in this Prospectus or any other information supplied in connection with the Listing, the Offering or the Restructuring.

As of 19 March 2004, the Joint Lead Managers (including associated parties) and their employees held 0 Shares in the Company. As of the said date, Carnegie ASA (including associated parties) owns 0 shares in Kværner and Enskilda Securities ASA (including associated parties) owns 1,375 shares in Kværner as hedge for option contracts sold to clients.

Oslo, 19 March 2004

Carnegie ASA — Enskilda Securities ASA

Legal Counsel
Statement by the Company's Norwegian Legal Counsel

Bugge, Arentz-Hansen & Rasmussen Advokatfirma has acted as Norwegian legal counsel to the Company in connection with the Offering described in this Prospectus.

We have reviewed originals or copies of the Company's Certificate of Registration, Articles of Association and the minutes from the extraordinary general meeting in the Company on 19 March 2004, all of which we have assumed to be correct and complete in all respects. Further, we have made such other investigations as we have deemed necessary for the purpose of this statement.

In our opinion, the resolution of the extraordinary general meeting in the Company on 19 March 2004 in respect of share capital increase in connection with the Offering, as described in this Prospectus, has been duly adopted, and once the Board of the Company has duly adopted a resolution to decide the Offering Price and to allocate the Offer Shares, the increase of the Company's share capital will have been adopted by the competent corporate body. As soon as the Board has adopted such resolution, we will issue a confirmation to that effect to Oslo Børs.

At the request of the Company, we have reviewed Section 5 "The Restructuring, new equity, the Shipyard Merger and the Exchange Offer". Based on the information made available to us, we confirm that the description pertaining to Norwegian legal matters given therein is correct.

Our statement is limited to the above, and does not relate to the contents of any other parts of the Prospectus. Our statement is furthermore limited to legal matters, and does not relate to any statement being of a commercial, accounting or financial nature. Our statement is limited to Norwegian law.

Oslo, 19 March 2004

Bugge, Arentz-Hansen & Rasmussen advokatfirma

Statement by the Manager's Norwegian Legal Counsel

Thommessen Krefting Greve Lund AS has acted as Norwegian legal counsel to Carnegie ASA and Enskilda Securities ASA in connection with the Offering. We have reviewed the information provided in Section 3 "Terms of the Offering" of the Prospectus. On the basis of the information made available to us, we confirm that the descriptions pertaining to legal matters given therein are correct. Our opinion is limited to matters of Norwegian law and does not relate to any other parts of the Prospectus, including any statements being of commercial, accounting or financial nature.

Oslo, 19 March 2004

Thommessen Krefting Greve Lund AS

TABLE OF CONTENTS

1. DEFINITIONS AND GLOSSARY

Note that the definitions and terms also apply to the pages preceding this section.

1.1 DEFINITIONS

AK E&C	the Engineering and Construction business area of the Group, as further described in Section 8.2 "AK E&C"
AK Oil & Gas	the Oil and Gas business area of the Group, as further described in Section 8.1 "AK Oil & Gas".
Aker Kværner	Aker Kværner ASA, a Norwegian public limited company with organisation No. 986 529 551 and with its registered address at Prof. Kohts vei 15, 1366 Lysaker, Norway
AKAS	Aker Kværner AS, a Norwegian private limited company with organisation No. 983 738 478, wholly owned by Aker Kværner O&G Group and with its registered address at Prof. Kohts vei 15, 1366 Lysaker, Norway
Aker Kværner E&C Group	Aker Kværner E&C Group AS, a Norwegian private limited company with organisation No. 986 389 989, wholly owned by the Company and with its registered address at Prof. Kohts vei 15, 1366 Lysaker, Norway
Aker Kværner O&G Group	Aker Kværner O&G Group AS, a Norwegian private limited company with organisation No. 984 652 364, wholly owned by the Company and with its registered address at Prof. Kohts vei 5, 1366 Lysaker, Norway
Aker Yards ASA	Kværner Yards ASA, a Norwegian public limited company with organisation No. 986 563 423, wholly owned by Kværner and with its registered address at Prof. Kohts vei 15, 1366 Lysaker, Norway, to be renamed Aker Yards ASA in connection with the Shipyard Merger
Aker Yards	Aker Yards AS, a Norwegian private limited company currently wholly owned by the Aker RGI Group
Board	the board of directors of the Company
Book-building	the book-building process arranged by the Managers to assist the Board in establishing, among other things, the Offering Price and the number of Offer Shares to be issued by the Company in connection with the Offering, as further described in Section 3.4.1 "Offering Price"
Book-building Period	the period from 23 March 2004 to 1 April 2004 (both dates inclusive) closing at 15:00 hours (Norwegian time), subject to discretionary extension, in which Offer Shares are being offered in the Institutional Offering
Co-Managers	DnB NOR Markets, a division of DnB NOR Bank ASA, Nordea Securities NUF and Pareto Securities ASA together, as co-managers of the Offering
Company	Aker Kværner
Company Registry	the Norwegian Registry of Business Enterprises (*Foretaksregisteret*)

Companies Act	the Norwegian Public Companies Act of 13 June 1997 No. 45 (as amended) (*allmennaksjeloven*)
Debt Restructuring	shall have the meaning set forth in Section 5.1.3 "The Debt Restructuring"
EGM	the extraordinary general meeting of the Company held on 19 March 2004
Exchange Offer	the subsequent conditional offer to be made by Kværner to its shareholders to exchange shares in Kværner to a combination of Shares in the Company and shares in Aker Yards ASA, as further described in Section 15.11 "The Exchange Offer"
GAAP	Generally Accepted Accounting Principles
Group	The Company and its subsidiaries
Institutional Offering	the tranche of the Offering in which Offer Shares are being offered by the Company to institutional investors and other professional investors, subject to a lower limit per application of 10,001 Offer Shares, as further described in Section 3.4 "Institutional Offering"
Kværner	Kværner ASA (formerly named Aker Kværner ASA), a Norwegian public limited company, organisation No. 918 883 908, with its registered address at Prof. Kohts vei 15, 1366 Lysaker, Norway
Kværner Group	Kværner and its subsidiaries
LIBOR	London Inter-Bank Offered Rate
Listing	the application for listing of the Company's Shares on the Main List of Oslo Børs, as further described in Section 3.3 "Conditions for completing the Offering"
Managers	Carnegie ASA and Enskilda Securities ASA together, as joint lead managers and book-runners of the Offering
Notes Issue	the Euro 250 million second priority lien notes due 2011 issued by AKAS, as further described in Section 5.1.3 "The Debt Restructuring"
Offer Shares	new Shares in the Company to be issued pursuant to the Offering
Offering	the Institutional Offering and the Retail Offering
Offering Price	the price in NOK per Offer Share, as duly established following the Book-building, as further described in Section 3.4.1 "Offering Price"
Oslo Børs	Oslo Børs ASA (the Oslo Stock Exchange)
Over-allotment Facility	the possible over-allotment of a number of shares which equals up to 10 per cent of the number of Offer Shares as determined following the determination of the Offering Price, as further described in Section 3.7 "Stabilisation and Over-allotment Facility"
Over-allotment Option	the over-allotment option granted by Kværner to the Stabilisation Manager, as further described in Section 3.7 "Stabilisation and Over-allotment Facility"

Payment Guarantee	shall have the meaning ascribed to such term in Section 3.8 "Payment Guarantee"
Prospectus	this Prospectus dated 19 March 2004, including all appendices
Restructuring	the restructuring of the Kværner Group, as further described in Section 5.1 "The Restructuring"
Retail Offering	the tranche of the Offering in which Offer Shares are being offered by the Company to the public in Norway, subject to a lower limit per application of 100 Offer Shares and an upper limit per application of 10,000 Offer Shares for each investor, as further described in Section 3.5 "Retail Offering"
Retail Subscription Period	the period in which Offer Shares may be subscribed in the Retail Offering, being 23 March 2004 to 31 March 2004 (both dates inclusive) closing at 16:00 hours (Norwegian time), subject to discretionary extension
Securities Trading Act	the Norwegian Securities Trading Act of 19 June 1997 No. 79 (as amended) (*verdipapirhandelloven*)
Shares	ordinary shares of the Company
Shipyard Merger	the conditional merger of Aker Yards and Aker Kvæmer Investments AS, a company wholly owned by Kværner, and the subsequent combination of the merged entity with Kværner's Masa-Yards and Kværner's 40 per cent ownership in the Aker Ostsee Group, as further described in Section 15.10 "The Shipyard Merger".
Stabilisation Manager	Enskilda Securities ASA, as stabilisation manager. See Section 3.7 "Stabilisation and Over-allotment Facility"
Stock Exchange Regulations	the Norwegian Stock Exchange Regulations of 17 January 1994 No. 30 (as amended) (*børsforskriften)*
Subscription Form	the form for subscription of Offer Shares in the Retail Offering, a copy of which is included as Appendix 6 to this Prospectus
Subscription Offices	each of the subscription offices set out in Section 3.4.3 "Subscription Offices" (in respect of the Institutional Offering) and Section 3.5.3 "Subscription Offices" (in respect of the Retail Offering)
U.S. Securities Act	U.S. Securities Act of 1933 (as amended)
VPS	The Norwegian Central Securities Depository (*Verdipapirsentralen*)

2. SUMMARY

This summary contains basic information about the Offering, the Restructuring and the Group's business, historical financial performance and future prospects. This summary does not contain all the information that is of importance to investors in deciding to participate in the Offering. Investors should read the entire Prospectus carefully, including Section 6 "Risk Factors" and the financial statements and related notes and statements in this Prospectus, before making an investment decision.

2.1 THE GROUP

2.1.1 Business overview

The Group is an international oil service and engineering and construction group, providing design, engineering, management, procurement, products, construction and related services to customers in niche industrial and geographic markets.

The Company is the parent company of the Group, with a significant number of subsidiaries and certain affiliated companies. See Section 9.1 "Group corporate structure" for a simplified diagram of the Group's current corporate organisation.

The AK Oil & Gas business area is a major supplier of offshore oil and gas installations and services. These services include the design, procurement, product deliveries, fabrication, hook-up, commissioning, operations and maintenance of offshore exploration, development and production facilities. AK Oil & Gas operates internationally, with its principal activities in Norway, the UK and the U.S. AK Oil & Gas has operated in the North Sea region (both Norway and the UK) for about 40 years and has extensive international activities, including in the Gulf of Mexico, Brazil, Western Africa, South East Asia, Russia and the Middle East. Further details of AK Oil & Gas are presented in Section 8.1 "AK Oil & Gas".

The AK E&C business area is a major supplier of design, engineering, project management, procurement and construction services to niche industrial sectors on a worldwide basis. Niches include chemicals and polymers, pharmaceuticals, oil and gas, water, power, metals, nuclear, pulping and minerals and mining. The AK E&C business area operates internationally with principal offices in the U.S., the UK, the Netherlands, Finland, Sweden, Australia and South East Asia. Further details of AK E&C are presented in Section 8.2 "AK E&C".

2.1.2 Key financial figures

The table below shows the unaudited pro forma profit and loss account for the Group.

	2003	2002	2001
	(Amounts in NOK Millions)		
Operating revenues	31,327	34,140	40,253
Total operating expenses, excluding depreciation and amortisation	-30,324	-33,567	-39,923
EBITDA	**1,003**	**573**	**330**
Depreciation	-333	-377	-390
EBITA	**670**	**196**	**-60**
Goodwill amortisation	-315	-320	-342
EBIT before exceptional items	**355**	**-124**	**-402**
Exceptional items	-452	-271	10
EBIT	**-97**	**-395**	**-392**
Net interest expense	-329	-342	-329
Net foreign exchange gain	88	683	-
Profit before tax	**-338**	**-54**	**-721**
Tax	-10	-127	-185
Net profit	**-348**	**-181**	**-906**
Minority interest	**5**	**2**	**-2**
Majority share	**-353**	**-183**	**-904**

Further details on the Group's financial data, including the basis on which the Group's combined financial statements and pro forma accounts have been prepared, are presented in Section 12 "Financial information".

2.1.3 Strategic objectives

The Group encompasses the two core business areas of the former Kværner Group, AK Oil & Gas and AK E&C. The business idea and strategy of the Group is founded on the common and complementary nature of the AK Oil & Gas and the AK E&C business areas. There are significant synergies between the two, such as common customers and projects, business development efforts, resources and procurement. Furthermore, they share management systems and methods, including risk management, project execution models and capital management.

The Group's strategy is based on providing cost effective products, solutions and services through the life cycle of a customer's installation, from initial design, engineering and construction, through after-sales and support, maintenance, modifications and operations, to decommissioning and deconstruction. The Group's focus is on offering excellence in project execution, reliable technical solutions and predictability, deliveries on schedule, on cost and of high quality. The Group seeks to carry out work in compliance with the best Health, Safety and Environment (HSE) standards.

In its home markets, the industries representing the customer base of the Group are mature with limited scope for growth in its industrial base. Customers tend to invest more in high growth regions such as China, South East Asia and the Middle East. Conversely, the service markets in Europe and North America show a significant growth potential. This is fuelled by customers' need to upgrade their existing plant to improve efficiency and ensure adherence to new environmental legislation. Further, customers demonstrate an increased willingness to outsource more of their operations and maintenance activities. The Group works proactively to develop its service offering in close co-operation with leading industrial players in the home markets, and sees this segment as a significant growth area in the years to come.

The Group's business activities have seen an increasing order backlog through 2003. This reflects partly a generally improved market situation, but also that the Group has developed a well performing organisation and execution model, and consequently is able to offer competitive solutions. The Group's strategy going forward will be founded on building and maintaining customer trust through consistent and predictable execution of projects and delivery of products and services.

2.2 THE OFFERING

Issuer	Aker Kværner ASA, incorporated in Norway as a public limited company.
The Offering	Issue of new Shares comprising an aggregate subscription amount of approximately NOK 2,000,000,000, divided into two separate tranches – the Retail Offering and the Institutional Offering. In addition, Kværner has granted the Stabilisation Manager an over-allotment option to purchase Shares from Kværner limited upwards to 10 per cent of the Offering at the Offering Price in the event of over-allotments. See Section 3.2 "The Offering" and Section 3.7 "Stabilisation and Over-allotment Facility".
Listing condition	Completion of the Offering is conditional upon, among other things, Oslo Børs approving the Company's application for listing of the Shares on Oslo Børs and the Company confirming that the Debt Restructuring has been committed and will be completed, subject only to customary conditions precedent within the Company's control and completion of the Offering. See Section 3.3 "Conditions for completing the Offering".
Offering Price	To be established through a book-building process in connection with the Institutional Offering. See Section 3.4.1 "Offering Price".
Retail Offering	Lower limit per application of 100 Offer Shares and upper limit per application of 10,000 Offer Shares for each investor and only in multiples of 100 Offer Shares.
Institutional Offering	Lower limit per application of minimum 10,001 Offer Shares. The Offer Shares are offered for sale in the United States in a private placement to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act, and outside the United States in reliance on Regulation S under the U.S. Securities Act.
Retail Subscription Period	23 March 2004 to 31 March 2004 (both dates inclusive) closing at 16:00 hours (Norwegian time), subject to discretionary extension.
Book-building Period	23 March 2004 to 1 April 2004 (both dates inclusive), closing at 15:00 hours (Norwegian time), subject to discretionary extension.
Stabilisation activities	In connection with the Offering, the Stabilisation Manager may effect transactions intended to stabilise or maintain the market price of the Shares. See Section 3.7 "Stabilisation and Over-allotment Facility".
Selling restrictions	Offer Shares will be subject to transfer restrictions, including in the United States and the United Kingdom, as described in Section 18 "Selling Restrictions".
Stock Exchange	An application has been made for listing of the Shares on the Main List of Oslo Børs.
Allocation date	Notifications of allocation are expected to be issued on or about 2 April 2004.

Settlement and trading	Payment in respect of Shares allocated to subscribers in the Institutional Offering shall be made on or about 6 April 2004. Payment in respect of Shares allocated to subscribers in the Retail Offering shall be made on 5 April 2004. In the Institutional Offering, settlement will be made as delivery versus payment, see Section 3.4.5 "Payment for allocated Offer Shares". In the Retail Offering, delivery of allocated Shares will be made subject to payment, see Section 3.5.5 "Payment for allocated Offer Shares". Shares are expected to be tradable on Oslo Børs on or about 2 April 2004 on an "if issued basis", see Section 3.4.6 "Delivery and trading of allocated Offer Shares" (in respect of the Institutional Offering) and Section 3.5.6 "Delivery and trading of allocated Offer Shares" (in respect of the Retail Offering).
ISIN	NO 001 021568.4.
Oslo Børs trading symbol	AKVER

2.3 THE RESTRUCTURING OF KVÆRNER

2.3.1 The legal restructuring

The legal structure of the Kværner Group has for several years been very complex. It has been an objective of Kværner to simplify this structure and improve the alignment between the Kværner Group's legal and operational structures. This process started with the organisational and legal integration of the oil & gas operations of Aker Maritime ASA in March 2002, and has continued since on a global level.

The main objective of the restructuring process has been to create a separate entity comprising the Kværner Group's core Oil & Gas and E&C business. This has been achieved with the establishment of the Group, which comprises the Company and two separate sub-holdings under which each of the AK E&C business and the AK Oil & Gas business are separately organised. The Company is a Norwegian public limited company incorporated on 29 January 2004, and is prior to completion of the Offering wholly owned by Kværner. In addition to the establishment of the Group, the restructuring process in Kværner includes the Debt Restructuring described in Section 2.3.2 below, and a reorganisation of the Kværner Group's shipbuilding activities under a separate sub-holding held directly by Kværner (jointly the "**Restructuring**"). Furthermore, the global restructuring has been deemed a necessary prerequisite for a successful completion of the refinancing of the Kværner Group on acceptable terms and conditions.

The following chart illustrates the legal structure of the Kværner Group after the Restructuring:


KVÆRNER
AKER KVÆRNER
yards 1)
Other activities and investments
Shipbuilding Operating Companies
Aker Kværner O&G Group
Aker Kværner E&C Group
AKAS
E&C Operating Companies
Oil & Gas Operating Companies

1) After completion of the Shipyard Merger, see Section 2.4.1 "The Shipyard Merger"

2.3.2 The Debt Restructuring

Kværner's current financial indebtedness was restructured in January 2002, partly in the form of senior loans in the aggregate equivalent amount (at the time) of approximately NOK 4,070 million due on 31 December 2004 and partly in the form of subordinated loans in the aggregate equivalent amount (at the time) of approximately NOK 4,500 million due in 2011 (the "**10-year Loan**").

As part of the Restructuring, the existing senior financial indebtedness of Kværner will be refinanced by (i) a second priority lien notes issue in the amount of EUR 250 million, (ii) a bank term loan in the amount of EUR 33 million and (iii) a bank revolving credit facility in the amount of EUR 117 million, all three with AKAS as issuer/borrower. As part of the Debt Restructuring, the bond- and noteholders under the 10-year Loan have agreed to a change of debtor from Kværner to the Company, subject to, among other things, completion of the other elements of the Debt Restructuring and the Offering. The Company is negotiating arrangements with its bonding providers regarding future bonding requirements and the Company is expecting that additional bonding capacity will be made available. The new bonding facilities for the Group will replace the existing bonding facilities between Kværner and the bonding providers. Upon completion, the guarantee of Kværner in favour of the bonding providers will be released and replaced with a guarantee from the Company.

AKAS's working capital needs will be partly financed by drawings under the above-mentioned revolving credit. Completion of the Offering is conditional upon the Board confirming that the Debt Restructuring has been committed and will be completed subject only to customary conditions precedent within the Company's control, and completion of the Offering, see Section 3.3 "Conditions for completing the Offering". A more detailed description of the Debt Restructuring and the Group's borrowings is included in Section 5.1.3 "The Debt Restructuring" and Section 12.6 "Description of Group borrowings".

2.4 THE SHIPYARD MERGER AND THE EXCHANGE OFFER

2.4.1 The Shipyard Merger

On 27 February 2004, a decision was passed to merge the shipbuilding activities of Aker Yards with Aker Kværner Investments AS, a company wholly owned by Kværner. The consideration to the shareholders of Aker Yards in the merger is 10,689,655 shares in Kværner subscribed at NOK 145 per share. The issue of the consideration shares was approved in the ordinary general meeting of Kværner on 19 March 2004, and the shares will be issued simultaneously as the merger between Aker Yards and Aker Kværner Investments AS is registered as effective in the Company Registry. The merged company will subsequently be combined with Kværner's Masa-Yards and Kværner's 40 per cent ownership in the Aker Ostsee Group, and the combined shipbuilding activities will be organized as a separate sub-holding of Kværner under the name of Aker Yards ASA. Completion of the Shipyard Merger is subject to completion of the Exchange Offer and customary conditions with respect to third party approvals and due diligence. Assuming the Shipyard Merger and the Exchange Offer is completed, Aker Yards ASA will apply for a separate listing on Oslo Børs. See Section 15.10 "The Shipyard Merger".

2.4.2 The Exchange Offer

At the ordinary general meeting of Kværner on 19 March 2004, it was resolved that shareholders in Kværner shall be offered to exchange all or parts of their shares in Kværner for a combination of shares in the Company and shares in Aker Yards ASA (the "**Exchange Offer**"). Completion of the Exchange Offer is, among other things, conditional upon completion of the Shipyard Merger and the listing of the Company's shares on Oslo Børs. Kværner has informed that it is envisaged that the Exchange Offer will commence during the second quarter of 2004. See Section 15.11 "The Exchange Offer".

2.5 RISK FACTORS

A number of risk factors may adversely affect the Group. These risk factors include financial risks, risks related to the business operations of the Group, environmental and regulatory risks and risks related to the Offering. See Section 6 "Risk factors" for a presentation of a selection of the various risk elements considered particularly relevant to the Group and the Offering. If any of these risks or uncertainties actually occurs, the business, operating results and financial condition of the Group could be materially and adversely affected. The risks presented in this Prospectus are not exhaustive, and other risks not discussed herein may also adversely affect the Group. Prospective investors should consider carefully the information contained in this Prospectus and make an independent evaluation before making an investment decision.

3. TERMS OF THE OFFERING

3.1 SHARE CAPITAL

3.1.1 Existing share capital

The Company's current issued share capital is NOK 388,753,880 divided into 38,875,388 Shares, each with a par value of NOK 10. Each Share carries one vote.

3.1.2 Increase of share capital in connection with the Offering

The resolution to issue the Offer Shares was made at the EGM, where the Company's sole shareholder approved, among other things, an increase of the Company's share capital with minimum NOK 10 and maximum NOK 300,000,000 through an issue of minimum 1 and maximum 30,000,000 Offer Shares of par value NOK 10 each in connection with the Offering. A copy of the resolution with respect to the share capital increase is included as Appendix 5 hereto. Assuming that the Offering Price is set within the indicative price range mentioned in Section 3.2 "The Offering" and the gross proceeds from the Offering is NOK 2,000,000,000, the Company's share capital will be increased with between NOK 129,000,000 and NOK 153,850,000 and the number of Offer Shares issued will be between 12,900,000 and 15,385,000.

3.2 THE OFFERING

The Offering will be organised as two separate tranches comprising an aggregate subscription amo unt of approximately NOK 2,000,000,000, and in no event below NOK 1,900,000,000 or above NOK 2,100,000,000.

Kværner and Kværner's largest shareholder, Aker Maritime ASA, have both confirmed that they will not subscribe for Offer Shares in the Offering.

The main purpose of the Offering is to facilitate a listing of the Shares on Oslo Børs, and to strengthen the aggregate capital base of both the Group and the Kværner Group, required for the creation of three strong and financially self-contained entities. See Section 4 "Use of proceeds".

The Offering will comprise:

- the Retail Offering, in which Offer Shares are being offered to the public in Norway subject to a lower limit per subscription of 100 Offer Shares and an upper limit per subscription of 10,000 Offer Shares for each investor, and applications will only be accepted in multiples of 100 Offer Shares; and

- the Institutional Offering, in which Offer Shares are being offered to institutional investors and other professional investors in Norway and to institutional investors outside Norway in reliance on Regulation S under the U.S. Securities Act and to qualified institutional buyers (QIBs) in the United States in reliance on Rule 144A under the U.S. Securities Act, subject to a lower limit per application of 10,001 Offer Shares.

In the event that an investor subscribes for Offer Shares in both the Retail Offering and the Institutional Offering, the investor's combined subscription will be regarded as a subscription in the Institutional Offering.

It has been provisionally assumed that approximately 15 per cent of the Offering will be reserved for subscription through the Retail Offering and approximately 85 per cent for subscription through the Institutional Offering. However, the final allocation of Offer Shares between the Retail Offering and the Institutional Offering will be decided after the Book-building Period on the basis of the subscription level in each of the Retail Offering and the Institutional Offering relative to the overall subscription level for the Offering. The Retail Offering will only be marketed in Norway.

A non-binding indicative price range of NOK 130 – NOK 155 per Offer Share has been set by the Company after consultation with the Managers. However, the final Offering Price may be set above or below this indicative range at the sole discretion of the Company. Subscriptions made will be binding regardless of what the Company determines that the Offering Price shall be, however so that the subscribers in the Retail Offering will have the right to reserve themselves against receiving Offer Shares should the Offering Price be set above the indicative price range. See Section 3.5.1 "Offering Price".

The exact number of Offer Shares to be issued in the Offering will be determined by the Company in consultation with the Managers following the Book-building. Accordingly, the Company's issued share capital following the Offering cannot be determined until the number of Offer Shares to be issued is fixed following the end of the Book-building Period. See Section 3.1.2 "Increase of share capital in connection with the Offering".

3.3 CONDITIONS FOR COMPLETING THE OFFERING

On 26 February 2004, the Company applied for listing of the Company's Shares on the Main List of Oslo Børs. No application has been made for listing of the Shares on any other stock exchange or authorized market place. This Prospectus has been published before Oslo Børs has considered the Company's listing application. The application will be considered in a meeting of the Board of Directors of Oslo Børs on 24 March 2004.

Completion of the Offering on the terms set forth in this Prospectus is expressly conditional upon Oslo Børs approving the Company's application for listing of the Shares on Oslo Børs on terms acceptable to the Company. The Company is confident that the application will be approved. There can, however, be no assurance that Oslo Børs will give such approval. Kværner and the Company will distribute a press release and stock exchange notification immediately upon Oslo Børs' decision being made available, which is expected to be on 25 March 2004. Assuming that Oslo Børs approves the Company's listing application, it is expected that the Shares will be tradable on the Main List of Oslo Børs on an "if issued"-basis on or about 2 April 2004, see Sections 3.4.6 "Delivery and trading of allocated Offer Shares" and Section 3.5.6 "Delivery and trading of allocated Offer Shares". The Shares are expected to trade in round lots (*børspost*) of 100 Shares under ticker symbol AKVER.

In addition to Oslo Børs' approval of the listing application, completion of the Offering on the terms set forth in this Prospectus is expressly conditional upon (i) the Company having approved the Offering Price achieved and the allocation of Offer Shares to eligible investors following the Book-building Period and (ii) the Company having issued a stock exchange notification by 1 April 2004, confirming that the Debt Restructuring has been committed and will be completed subject only to customary conditions precedent within the Company's control and completion of the Offering. If the Book-building Period and/or the Retail Subscription Period are extended (see Section 3.4.2 "Book-building Period" and Section 3.5.2 "Retail Subscription Period"), the deadline for the Company's notification will be extended accordingly. There can be no assurance that these conditions will be satisfied. See also Section 3.8 "Payment Guarantee".

3.4 INSTITUTIONAL OFFERING

3.4.1 Offering Price

The Company will determine the Offering Price for the Offer Shares to be issued in the Institutional Offering after the end of the Book-building Period. The decision by the Company will be made after consultation with the Managers, based on, among other factors, an evaluation of the level of demand in the Book-building from different groups of investors, the Company's historical (pro forma) and expected results of operation, and an assessment of the investment market's valuation of comparable companies.

The Offering Price will be announced in a stock exchange notification once determined by the Company.

3.4.2 Book-building Period

The Book-building Period will last from 23 March 2004 to 1 April 2004 (both dates inclusive). Applications for subscriptions in the Institutional Offering must be made during the Book-building Period by advising one of the Subscription Offices of the number of Offer Shares that the investor wishes to subscribe and the price that such investor is offering to pay for the Offer Shares. Any oral application will be binding upon the investor and subject to the same terms and conditions as a written application. The Subscription Offices can, at any time and at their sole discretion, require the investor to confirm any oral applications by instrument in writing. Applications made may be withdrawn or amended by the investor at any time up to the end of the Book-building Period. After the end of the Book-building Period all applications that have not been withdrawn or amended are irrevocable and binding upon the investor, and each application will represent a proxy to the relevant Subscription Office to subscribe for the relevant number of Offer Shares on behalf of the investor. Subject to extension (see below), the book will close at 15:00 hours (Norwegian time) on 1 April 2004, after which no further applications, amendments or withdrawals will be accepted.

The Company together with the Managers reserve the right to extend the Book-building Period at any time, depending on the number and size of subscriptions received in both the Institutional Offering and the Retail Offering, aggregately or in either the Institutional Offering or the Retail Offering individually. Any such extension of the Book-building Period will be announced through Oslo Børs on or before 10:00 hours (Norwegian time) on 1 April 2004. An extension will only be made one time, and for no longer than until 15:00 hours (Norwegian time) on 2 April 2004. In the event of extension, the allocation date, first trading date, payment date and the date of delivery of Offer Shares will be extended correspondingly. Furthermore, such extension will also represent an extension of the point in time when applications made in the Institutional Offering become irrevocable and binding upon the investor.

3.4.3 Subscription Offices

The Subscription Offices for the Institutional Offering are:

Carnegie ASA

Stranden 1, Aker Brygge
P.O. Box 684 Sentrum
N-0106 Oslo
Norway
Facsimile: + 47 22 00 94 20
Telephone: + 47 22 00 93 00

Enskilda Securities ASA

Filipstad Brygge 1
P.O. Box 1363 Vika
N-0113 Oslo
Norway
Facsimile: + 47 21 00 89 00
Telephone: + 47 21 00 85 00

DnB NOR Markets

Stranden 49, Aker Brygge
N-0021 Oslo
Norway
Facsimile: + 47 22 48 29 80
Telephone: + 47 22 94 88 80

Nordea Securities NUF

Middelthuns gate 17
P.O. Box 1166 Sentrum
N-0107 Oslo
Norway
Facsimile: + 47 22 56 86 50
Telephone: + 47 22 48 50 00

Pareto Securities ASA

Dronning Mauds gate 3
P.O. Box 1411 Vika
N-0115 Oslo
Norway
Facsimile: + 47 22 87 87 10
Telephone: + 47 22 87 87 00

3.4.4 Allocation date

Notifications of allocation in the Institutional Offering are expected to be issued by the Managers on or about 2 April 2004. The Managers will inform investors in the Institutional Offering of the number of Offer Shares they have been allocated as soon as possible on or about 2 April 2004.

3.4.5 Payment for allocated Offer Shares

Payment in respect of the Offer Shares allocated to subscribers in the Institutional Offering shall be made in accordance with Section 3.4.6 "Delivery and trading of allocated Offer Shares". Any proceeds so received will be transferred to a blocked equity account of the Company until Shares have been delivered to the subscribers and the Offer Shares have been registered in the Company Registry.

For late payment, interest will accrue at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, per the date of the Prospectus being 9.25 per cent per annum of the amount due. Should payment not be made when due, the Offer Shares allocated will not be delivered to the subscriber, and the Company reserves the right, at the risk and cost of the subscriber, to cancel the subscription, re-allot or otherwise dispose of the allocated Offer Shares on such terms and in such manner as the Company may decide. The Company may also decide in its sole discretion to draw on the Payment Guarantee for the account of the subscriber to cover outstanding amounts. The original subscriber remains liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued, and the Company or the Managers may enforce payment for any such amount outstanding.

3.4.6 *Delivery and trading of allocated Offer Shares*

Payment by subscribers in the Institutional Offering will take place against delivery of Shares. The Managers have entered into an agreement with Kværner pursuant to which the Managers have the right to borrow from Kværner a number of existing Shares that equals the number of Offer Shares being issued in the Offering. Any Shares so borrowed by the Managers will be used for settlement and delivery of Shares being allocated in the Institutional Offering in order for such settlement and delivery to take place before the Offer Shares have been registered in the Company Registry (which is expected to take place on or about 7 April 2004). Delivery and payment for Shares allocated in the Institutional Offering is expected to take place on or about 6 April 2004. Upon registration of the Offer Shares in the Company Registry, the Managers will return Shares borrowed from Kværner by transferring to Kværner a number of Offer Shares equalling the number of Shares borrowed.

The Shares allocated to subscribers in the Institutional Offering are expected to be tradable on the Main List of Oslo Børs on an "if issued"-basis from and including 2 April 2004, *provided, however*, that any such trading is conditional upon certain "force majeure" events as specified in the Payment Guarantee, see Section 3.8 "Payment Guarantee", not having been invoked by the guarantors under the Payment Guarantee on or before 6 April 2004 (to the extent the Payment Guarantee is necessary for registration of the Offer Shares in the Company Registry). If any such "force majeure" events occur on or before 6 April 2004, all trades in the Shares and, as the case may be, any settlements made for trading in the Shares, will be cancelled.

Subscribers selling Shares from 2 April 2004 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, a subscriber who wishes to sell his Shares before physical delivery must ensure that payment is made when due in order for such Shares to be delivered in time to the purchaser.

3.5 RETAIL OFFERING

3.5.1 Offering Price

The price for the Offer Shares sold in the Retail Offering will be the same as in the Institutional Offering, see Section 3.4.1 "Offering Price".

Each subscriber in the Retail Offering will be permitted, but not required, to indicate on the Subscription Form that the subscriber does not wish to be allocated Offer Shares should the Offering Price be set above the indicative price range mentioned in Section 3.2 "The Offering". If the subscriber elects to do so, the subscriber will not be allocated any Offer Shares if the actual Offering Price is set above the indicative price range. If the subscriber does not make this reservation on the Subscription Form, the subscription will be binding regardless of whether the Offering Price is set within, above or below the indicative price range.

3.5.2 Retail Subscription Period

The Subscription Period in the Retail Offering will last from 23 March 2004 to 31 March 2004 (both dates inclusive) closing at 16:00 hours (Norwegian time). All subscriptions must be made on the Subscription Form. Subscription Forms together with this Prospectus can be obtained from the Company or from the Subscription Offices. Norwegian subscribers in the Retail Offering can also subscribe for Offer Shares on the Internet by accessing www.akerkvaerner.com

Subscription Forms that are incompletely or incorrectly completed, or that are received after the expiry of the Retail Subscription Period, may be disregarded without further notice to the subscriber. Subject to the extension (see below), properly completed Subscription Forms must be received by one of the Subscription Offices by 16:00 hours (Norwegian time) on 31 March 2004.

The Company together with the Managers reserve the right to extend the Retail Subscription Period at any time, depending on the number and size of subscriptions received in both the Institutional and Retail Offering, aggregately or in either the Institutional Offering or the Retail Offering individually. Any such extension of the Retail Subscription Period will be announced through Oslo Børs on or before 10:00

hours (Norwegian time) on 1 April 2004. An extension will only be made one time, and for no longer than until 16:00 hours (Norwegian time) on 1 April 2004. In the event of extension, the allocation date, first trading date, payment date and the date of delivery of Offer Shares will be extended correspondingly. All subscriptions made in the Retail Offering will be irrevocable and binding upon receipt of a duly completed Subscription Form by a Subscription Office, irrespective of any extension of the Subscription Period.

3.5.3 Subscription Offices

The Subscription Offices for the Retail Offering are:

Carnegie ASA

Stranden 1, Aker Brygge
P.O. Box 684 Sentrum
N-0106 Oslo
Norway
Facsimile: + 47 22 00 94 20
Telephone: + 47 22 00 93 00

Enskilda Securities ASA

Filipstad Brygge 1
P.O. Box 1363 Vika
N-0113 Oslo
Norway
Facsimile: + 47 21 00 89 00
Telephone: + 47 21 00 85 00

DnB NOR Markets

Stranden 49, Aker Brygge
N-0021 Oslo
Norway
Facsimile: + 47 22 48 29 80
Telephone: + 47 22 94 88 80

Nordea Securities NUF

Middelthuns gate 17
P.O. Box 1166 Sentrum
N-0107 Oslo
Norway
Facsimile: + 47 22 56 86 50
Telephone: + 47 22 48 50 00

Pareto Securities ASA

Dronning Mauds gate 3
P.O. Box 1411 Vika
N-0115 Oslo
Norway
Facsimile: + 47 22 87 87 10
Telephone: + 47 22 87 87 00

3.5.4 Allocation date

Notifications of allocation in the Retail Offering are expected to be issued by the Managers on or about 2 April 2004. Any subscriber wishing to know the precise number of Offer Shares allocated to it on 2 April 2004 may contact one of the Subscription Offices from the morning of 2 April 2004 and onwards. Subscribers who have access to investor services through an institution that operates the subscriber's VPS account should be able to check how many Offer Shares they have been allocated from and including 2 April 2004.

3.5.5 Payment for allocated Offer Shares

In completing the Subscription Forms, each subscriber in the Retail Offering will authorise Enskilda Securities ASA to debit the subscriber's Norwegian bank account for the total amount due for the Offer Shares allocated. The subscriber's account number must be stated on the Subscription Form. Subscribers that do not have a Norwegian bank account must contact one of the Subscription Offices. Debits will be made on or about 5 April 2004, and there must be sufficient funds in the stated bank account from and including 2 April 2004. The payment will be transferred to a blocked equity account of the Company until the allocated Shares have been delivered to the subscribers and the Offer Shares have been registered in the Company Registry.

Should subscribers have insufficient funds in their accounts or should payment be delayed for any reason, or if it is not possible to debit the accounts, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, per the date of this Prospectus being 9.25 per cent per annum, will be payable on the amount due. The Company and Enskilda Securities ASA reserve the right to make up to three debits within 30 April 2004 if there are insufficient funds on the account on the debiting date. Should payment not be made when due, the Shares allocated will not be delivered physically to the subscriber, and the Company reserves the right, at the risk and cost of the subscriber, to cancel the subscription, re-allot or otherwise dispose of the allocated Shares on such terms and in such a manner as the Company may decide. The Company may also decide, in its sole discretion, to draw on the Payment Guarantee for the account of the subscriber to cover any outstanding amounts. The original subscriber remains liable for payment of the

Offering Price, together with any interest, costs, charges and expenses accrued and the Company or the Managers may enforce payment for any such amount outstanding.

3.5.6 Delivery and trading of allocated Offer Shares

The Managers have entered into an agreement with Kværner pursuant to which the Managers have the right to borrow from Kværner a number of existing Shares that equals the number of Offer Shares being issued in the Offering. Any Shares so borrowed by the Managers will be used for settlement and delivery of the Offer Shares being allocated in the Retail Offering in order for such settlement and delivery to take place before the Offer Shares have been registered in the Company Registry (which is expected to take place on or about 7 April 2004). Delivery of Shares to subscribers in the Retail Offering is expected to take place on or about 6 April 2004. Upon registration of the Offer Shares in the Company Registry, the Managers will return the Shares borrowed from Kværner by transferring to Kværner a number of Offer Shares equalling the number of Shares borrowed.

The Shares allocated to subscribers in the Retail Offering will be tradable on the Main List of Oslo Børs on an "if issued"-basis from and including 2 April 2004, *provided, however*, that any such trading is conditional upon certain "force majeure" events as specified in the Payment Guarantee, see Section 3.8 "Payment Guarantee", not having been invoked by the guarantors under the Payment Guarantee on or before 6 April 2004 (to the extent the Payment Guarantee is necessary for registration of the Offer Shares in the Company Registry). If any such "force majeure" events occur on or before 6 April 2004, all trades in the Shares will be cancelled.

Subscribers selling Shares from 2 April 2004 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, a subscriber who wishes to sell his Shares before physical delivery must ensure that payment is made in order for such Shares to be delivered in time to the purchaser.

3.6 MECHANISM OF ALLOCATION

In the Institutional Offering, the Company will determine the allocation of Offer Shares after consultation with the Managers. An important aspect of the allocation principles is the desire to create an appropriate long-term shareholder structure for the Company. The allocation principles will, in accordance with normal practice for institutional placements, include factors such as pre-marketing and management road-show participation and feedback, timeliness of the order, price level, relative order size, sector knowledge, investment history, perceived investor quality and investment horizon. The Company and the Managers will also take into consideration the number of shares in Kværner each subscriber is registered as owner of in VPS on 31 March 2004. Subject to demand, it is envisaged that Kværner's shareholders as at such date will be granted priority to up to 25 per cent of the total Offering. Kværner's largest shareholder, Aker Maritime ASA, has confirmed that it will not subscribe for Offer Shares in the Offering, see Section 3.2 "The Offering". The Company and the Managers further reserve the right, at their sole discretion, to take into account the credit worthiness of any applicant. The Company and the Managers may also set a maximum allocation to any applicant.

In the Retail Offering, no allocation will be made for a number of Offer Shares less than 100. All allocations will be rounded down to the nearest integral number of 100. In the event of over-subscription, the Company will endeavour to ensure that all applicants receive at least 100 Shares. Smaller subscriptions might therefore be granted a higher relative allotment compared to larger subscriptions. Allotment of additional Shares will apply objective criteria based on a pro rata allocation. If it is not possible to allot 100 Shares to each subscriber, the Company reserves the right to allocate shares in 100 lots on a random basis using VPS' simulation procedures. Notwithstanding the foregoing, the Company reserves the right to limit the total number of subscribers to whom Offer Shares are allocated if it deems this to be necessary in order to keep the number of shareholders in the Company at an appropriate level. If the Company should decide to limit the total number of subscribers to whom Offer Shares are allocated, the subscribers to whom Offer Shares will be issued will be determined on a random basis using VPS' simulation procedures.

Notwithstanding the above, the Company will endeavour to give all subscribers in the Retail Offering that are registered in VPS as shareholders in Kværner on 31 March 2004 full allocation for subscriptions up to and including 200 Offer Shares. These subscribers will be treated equally with the other subscribers as regards subscriptions exceeding 200 Offer Shares.

The Offer Shares will be sold within the United States in private placement transactions only to or for the account or benefit of Qualified Institutional Buyers (QIBs) that execute and deliver a letter in the form of Appendix 7 hereto.

3.7 STABILISATION AND OVER-ALLOTMENT FACILITY

In connection with the Offering, the Stabilisation Manager may, in its sole discretion, over-allot to the subscribers a number of Shares which equals up to 10 per cent of the number of Offer Shares as determined following determination of the Offer Price (the "**Over-allotment Facility**"). The Stabilisation Manager will issue a statement on 2 April 2004 announcing whether the Over-allotment Facility has been utilised.

Kværner and the Stabilisation Manager have entered into an agreement pursuant to which the Stabilisation Manager will be entitled to borrow a number of Shares which equals up to said 10 per cent of the Offer Shares, however so that the Stabilisation Manager has an unconditional option to purchase the borrowed Shares less the number of Shares purchased through the stabilisation activities, at the Offering Price (the "**Over-allotment Option**"). The Over-allotment Option may be exercised from and including the first day of trading of the Shares on Oslo Børs, and up to and including the fifteenth day thereafter.

The Stabilisation Manager may effect transactions with a view to supporting the market price of the Company's Shares at a level higher than what might otherwise prevail, through buying Shares in the open market at prices equal to or lower than the Offering Price. However, there is no obligation on the Stabilisation Manager to do so. Such stabilising activities, if commenced, may be discontinued at any time, and will be brought to an end 14 days after the first day of trading of the Shares. A stock exchange notification stating that stabilisation activities may occur will be issued on the first day of trading of the Shares allocated to subscribers.

To the extent that the Stabilisation Manager has over-allotted Shares in the Offering, the Stabilisation Manager has created a short position in the Shares. The Stabilisation Manager may close out this short position by buying Shares in the open market through the stabilisation activities and/or by exercising the Over-allotment Option.

Within one week after the expiry of the fourteen-day period of price stabilisation, the Stabilisation Manager will publish information as to whether or not price stabilisation activities have been performed.

If price stabilisation activities have been performed, the Stabilisation Manager will announce:

- the total amount of Shares sold and purchased;
- the dates on which the stabilisation period began and ended;
- the price range between which stabilisation was carried out, as well as the highest, lowest and average price paid during the stabilisation period; and
- the date at which stabilisation activities last occurred.

Stabilisation activities will be conducted in accordance with the European Standards for Stabilisation issued by the Committee of European Securities Regulators (CESR) in April 2002.

It should be noted that stabilisation activities might result in market prices that are higher than would otherwise prevail. Any profit which the Stabilisation Manager may recognise from purchasing Shares at prices below the Offering Price during the fourteen-day option period will be for the benefit of Kværner.

3.8 PAYMENT GUARANTEE

The Company will enter into an agreement with the Managers and the Co-Managers, whereby they will guarantee for timely settlement of all of the Offer Shares (the "**Payment Guarantee**"). Each of the Managers and the Co-Managers will guarantee full payment for the Offering Shares that have been subscribed through the relevant Manager and Co-Manager, as the case may be. The Payment Guarantee is conditional upon no "force majeure" event having occurred on or before 6 April 2004.

The following events shall constitute a "force majeure" event: (i) a banking moratorium declared in or suspension or material limitation in trading in securities on a principal stock exchange in Oslo, London or New York, (ii) a suspension or limitation in trading in the Company's securities on any stock exchange or quotation system, (iii) a material adverse change in the Company's business, financial condition or results of operations, (iv) the outbreak or escalation of hostilities or war or the declaration of a national emergency in Norway, the United States or the United Kingdom, or (v) the occurrence of any material adverse change in Norwegian or international financial, political or economic conditions.

3.9 LOCK-UP AGREEMENTS

In connection with the Offering, Kværner has agreed with the Managers on a lock-up period of 6 months, calculated from the first day of trading of the Company's Shares on Oslo Børs. The lock-up applies to all Shares owned by Kværner except for Shares that are distributed in connection with the Exchange Offer or the arrangements relating to the Over-allotment Option or the Manager's borrowing of Shares in connection with the settlement in the Offering. Under the lock-up agreement, Kværner may, in its own discretion after consultation with the Managers, adjust its shareholding in the Company downwards to 50.1 percent (calculated based on Kværner's shareholding after completion of the Offering and the Exchange Offer). Adjustment of Kværner's shareholding in the Company below 50.1 per cent is subject to written consent from the Managers.

3.10 THE RIGHTS OF THE OFFER SHARES

The Offer Shares will have the same rights as existing Shares once the Offer Shares have been registered in the Company Registry, including the right to participate in dividends, if any, with respect to the 2004 accounting year and thereafter. No dividend will be distributed for the 2003 accounting year, as the Company was incorporated during 2004.

3.11 MANAGERS

The Offering is being managed by Carnegie ASA and Enskilda Securities ASA as joint lead managers and book-runners, and DnB NOR Markets, a division of DnB NOR Bank ASA, Nordea Securities NUF and Pareto Securities ASA as Co-Managers.

3.12 EXPENSES

The Company's expenses in connection with the Offering will be paid in cash and are estimated to be approximately NOK 75 million. The distribution of these expenses is shown in the following table:

Company	**Address**	**Service**	**Amount (NOKm)**
Carnegie ASA	Oslo, Norway	Joint Lead Manager and Book-Runner	19.80
Enskilda Securities ASA	Oslo, Norway	Joint Lead Manager and Book-Runner	19.80
DnB NOR Markets	Oslo, Norway	Co-Manager	6.60
Nordea Securities NUF	Oslo, Norway	Co-Manager	4.40
Pareto Securities ASA	Oslo, Norway	Co-Manager	4.40
KPMG AS	Oslo, Norway	Auditor for the Company	3.50
Bugge, Arentz-Hansen & Rasmussen	Oslo, Norway	Legal counsel to the Company	1.50
Ernst & Young AS	Oslo, Norway	Auditor to the Managers	1.90
Thommessen Krefting Greve Lund AS	Oslo, Norway	Legal counsel to the Managers	2.50
Wikborg, Rein & Co	Oslo, Norway	Legal counsel to the Managers	2.50
Clifford Chance LLP	London, UK	U.S. legal counsel to the Company	0.09
Simpson Thacher & Bartlett LLP	London, UK	U.S. legal counsel to the Managers	0.50
Hogan & Hartson LLP	London, UK	U.S. and UK legal counsel to the Managers	0.15

In addition to the items listed in the table above, each of the Managers and Co-Managers are entitled to a guarantee commission of 0.5 per cent with respect to their payment for delayed or missing payments in the Institutional Offering and 1.0 per cent with respect to their payment for delayed or missing payments in the Retail Offering, see Section 3.8 "Payment Guarantee". Further, approximately NOK 3 million will be used for the printing of the Prospectus, Oslo Børs fees, VPS expenses, travel expenses, etc.

The amount of the Managers' management and selling commission has been set at 2.75 per cent of the gross proceeds from the Offering. In addition, the Company may grant the Managers a success fee of up to 0.50 per cent of the gross proceeds from the Offering. The success fee is not included in the estimate above. The expenses related to legal and accounting assistance are estimates based on number of hours accrued and estimated hours outstanding. The remaining expenses are based on tender and fixed price estimates.

The expenses will be deducted from the premium associated with the Offering before it is transferred to the share premium reserve.

No costs relating to the subscription for Offer Shares will be for the account of the subscribers, other than the Offering Price itself.

3.13 VPS REGISTRATION

The Company's account operator at the VPS is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, N-0021 Oslo, Norway.

Shares in the Company are registered with the VPS with securities number ISIN NO 001 021568.4.

3.14 SELLING RESTRICTIONS

For a description of selling restrictions applicable to the Offering see Section 18 "Selling Restrictions".

3.15 JURISDICTION

The Offering and this Prospectus are subject to Norwegian law, unless otherwise indicated herein. Any dispute arising in respect of the Offering or this Prospectus is subject to the exclusive jurisdiction of the Norwegian courts.

4. USE OF PROCEEDS

Assuming gross proceeds of NOK 2,000,000,000, the net proceeds of the Offering will be approximately NOK 1,925,000,000, and will be allocated to the Company's share capital and share premium reserve.

The Offering is an integrated part of the Restructuring, which will lead to the creation of three separately funded business entities in the Kværner Group, enhance the operational focus in the Kværner Group, visualise underlying shareholder values and facilitate the refinancing of existing debt.

The net proceeds from the Offering will increase the aggregate capital base and solidity of both the Group and the Kværner Group, required for the creation of three financially self-contained entities. The proceeds will be used for working capital and operational investments, together with other general corporate purposes, including repayment of certain inter-company receivables, in order to strengthen and develop the core business of the Group as a separate entity.

5. THE RESTRUCTURING, NEW EQUITY, THE SHIPYARD MERGER AND THE EXHANGE OFFER

5.1 THE RESTRUCTURING

5.1.1 General

The legal structure of the Kværner Group has for several years been very complex. It has been an objective of Kværner to simplify this structure and improve the alignment between the Kværner Group's legal and operational structures, and to create a more transparent corporate structure. Kværner also believes that the new group structure will provide additional financing flexibility for Kværner and the Group, and offer operational benefits by creating a more efficient organisation with improved opportunities to utilise and share resources and knowledge within complementary business areas. Furthermore, the global restructuring has been deemed a necessary prerequisite for the successful completion of the refinancing of the Kværner Group on acceptable terms and conditions.

The reorganisation process started with the organisational and legal integration of the oil & gas operations of Aker Maritime ASA in March 2002, and has continued since on a global level. The main objective of the restructuring process has been to create a separate entity comprising Kværner's core Oil & Gas and E&C business. This was achieved in March 2004 with the establishment of the Group, which comprises the Company and two separate sub-holdings under which each of the AK Oil & Gas business and the AK E&C business are separately organised. The Company is a Norwegian public limited liability company established on 29 January 2004, and is prior to completion of the Offering wholly owned by Kværner. In addition to the establishment of the Group, the restructuring process in Kværner includes the Debt Restructuring described in Section 5.1.3, and a reorganisation of Kværner's shipbuilding activities under a separate sub-holding held directly by Kværner (jointly the "**Restructuring**").

The following chart illustrates the legal structure of Kværner after the Restructuring:


KVÆRNER
AKER KVÆRNER
yards 1)
Other activities and investments
Shipbuilding Operating Companies
Aker Kværner O&G Group
Aker Kværner E&C Group
AKAS
E&C Operating Companies
Oil & Gas Operating Companies

1) After completion of the Shipyard Merger, see section 5.4 "The Shipyard Merger".

Details on the Group's combined financial statements and pro forma accounts are included in Section 12 "Financial Information".

5.1.2 The Restructuring process

The initial focus in the Restructuring was an alignment of the Kværner Group's Norwegian Oil & Gas operations. During 2003, the restructuring scope was expanded to include the Kværner Group's international oil & gas operations. This alignment was carried out through several transaction forms, such as demergers, mergers, sale of assets and sale of shares. Following the merger with the oil and gas operations of Aker Maritime ASA and said transactions, the substantial part of the Kværner Group's oil and gas assets were held by AKAS. These transactions were completed in March 2004.

Prior to the Restructuring, most of the Kværner Group's E&C activities were held directly or indirectly by Aker Kvaerner PLC, except for the pulping and fiberline businesses, which were held by Kværner Invest Norge AS. In several transactions carried out in 2003, most of the Kværner Group's E&C assets, excluding most of the Group's U.S. E&C assets and the Pulping & Fiberline businesses, were transferred into new E&C holding companies within the Aker Kvaerner PLC structure, either as share transfers or asset transfers. By March 2004, the E&C holding companies and the remaining E&C assets have been transferred into the new Norwegian holding company for all E&C assets, Aker Kværner E&C Group.

Finally, a new joint holding company – the Company – was established, holding both the AK Oil & Gas assets and the AK E&C assets within Kværner, forming the Group.

All transaction agreements related to the establishment of the Group have been made on an arm's length basis and on fair market terms, with relevant representations, warranties and indemnities in line with normal market practice for these types of transactions. To ensure that transfers of shares and assets were made on bona fide commercial terms and complying with the arm's length principle, all material asset and share valuations have been confirmed by independent valuers, and all transaction agreements included necessary price adjustment clauses, to ensure that the final consideration reflected fair market value.

As part of the establishment of the Group, the majority of the UK employees participating in the defined benefit section of the Kvaerner Pension Fund were transferred to new employers in the Group. As none of the companies in the Group participates in the Kvaerner Pension Fund, the transferring employees ceased pensionable service in the Kvaerner Pension Fund from the date of transfer. To facilitate a strong desire from many employees to continue their membership in the Kvaerner Pension Fund, they were given the offer of either (i) remain with their new employer and be offered membership of a defined contribution pension scheme, or (ii) voluntarily transfer their employment to a service company outside the Group that participates in the Kvaerner Pension Fund and recommence pensionable service in the Kvaerner Pension Fund. Approximately 1,850 employees chose alternative (ii), and are employed by service companies owned by the Kværner Group (outside the Group) which have entered into labour service agreements with companies within the Group.

Section 6.3 "Risks associated with the Restructuring" contains a description of certain of the risk elements related to the restructuring of Kværner and establishment of the Group.

5.1.3 The Debt Restructuring

Kværner's current financial indebtedness was restructured in January 2002, partly in the form of senior loans in the aggregate equivalent amount (at the time) of approximately NOK 4,070 million due on 31 December 2004 and partly in the form of 10-year subordinated loans in the aggregate equivalent amount (at the time) of approximately NOK 4,500 million due in 2011 (the "**10-year Loan**").

As part of the Restructuring, the existing senior financial indebtedness of Kværner will be refinanced by (i) a second priority lien notes issue in the amount of EUR 250 million (the "**Notes Issue**"), (ii) a bank term loan in the amount of EUR 33 million (the "**Term Loan**") and (iii) a bank revolving credit facility in the amount of EUR 117 million (the "**Revolving Credit**"), all three with AKAS as issuer/borrower. A more detailed description of the Group's borrowings is included under Section 12.6 "Description of Group borrowings".

As part of the Debt Restructuring the bond- and noteholders under the 10-year Loan have agreed to a change of debtor from Kværner to the Company, subject to, among other things, completion of the other elements of the Debt Restructuring and the Offering. The Company is negotiating arrangements with its bonding providers regarding future bonding requirements and the Company is expecting that additional bonding capacity will be made available. The new bonding facilities for the Group will replace the existing bonding facilities between Kværner and the bonding providers. Upon completion, the guarantee of Kværner in favour of the bonding providers will be released and replaced with a guarantee from the Company.

AKAS's working capital needs will partly be financed by drawings under the Revolving Credit.

AKAS's obligations under the Term Loan and the Revolving Credit and the bonding lines will be secured by a guarantee from Aker Kværner O&G Group and security interest over shares in certain members of the Group. In addition, the Term Loan, the Revolving Credit and the bonding lines will be supported by a parent guarantee from the Company.

The Company expects that the Debt Restructuring will be committed on or prior to 1 April 2004. Completion of the Offering is conditional upon the Company confirming by 1 April 2004 (subject to extension) that the Debt Restructuring has been committed and will be completed subject only to customary conditions precedent within the Company's control, and completion of the Offering, see Section 3.3 "Conditions for completing the Offering".

The issue of notes under the Notes Issue is expected to take place on or about 26 March 2004, but the proceeds will be placed in escrow for the benefit of the noteholders pending completion of the remaining parts of the Debt Restructuring and the Offering. If such transactions are not completed on or prior to 15 April 2004, AKAS will use the escrowed amounts to redeem all of the notes on or prior to 21 April 2004 at a redemption price of 100 per cent of the principal amount thereof, plus accrued interest to the date of redemption.

The following chart illustrates the legal structure and certain of the debt and guarantee obligations of the Group following the Debt Restructuring and completion of the Offering.


10-year Loans
AKER KVÆRNER
Guarantee
Aker Kværner E&C Group
Guarantee
Aker Kværner O&G Group AS
Guarantee
E&C Operating Companies
EUR 150 million Senior Secured Credit Facility 1)
EUR 250 million Second Priority Lien Notes
AKAS
Oil & Gas Operating Companies
Guarantee
Bonding Facilities

1) Comprising the Term Loan and the Revolving Credit.

5.1.4 Inter-company relations with Kværner

The main inter-company relations between the Group and Kværner are described in more detail under Section 9.7 "Certain inter-company relations with Kværner", and comprise among other things:

- *Labour services agreements for certain UK employees* – Approximately 1,850 of the people working in the UK are employed by service companies owned by the Kværner Group (outside the Group), which have entered into labour service agreements with companies within the Group. Services provided under the labour services agreements are invoiced on a cost plus basis, which also includes an amount equal to the ongoing pension contributions in respect of such personnel.
- *Parent Company Guarantees* – Certain Kværner parent company guarantees relating to the Group's business might be upheld after the Restructuring due to non-assignability. The Company will issue counter-guarantees to Kværner for such obligations.
- *Insurance* – The Group's insurance policies are currently purchased from or through the Kværner-owned Kværner Insurance AS on arm's length terms.
- *Asset Management* – Aker Kværner Asset Management ASA provides capital management services to the Group.
- *Shared services* – Certain services are provided on a joint basis to the entire Kværner Group through Kværner's Business Partner concept, which is operated out of companies within the Group, and which, among other things, include financial services, HR services, office services, IT infrastructure and administrative services.
- *Engineering services* – The Group purchases certain engineering resources from the Kværner-owned company Ellayess Ltd.

5.2 NEW EQUITY

Through the Offering, it is expected that the Company will receive a net equity contribution of approximately NOK 1,925,000,000. See further Section 3 "The Offering".

5.3 CAPITALISATION

Please see Section 12.3 "Capitalisation" for the Group's unaudited pro forma capitalisation and bank deposits as of 31 December 2003 adjusted for expected gross proceeds of NOK 2,000,000,000 from the Offering.

5.4 THE SHIPYARD MERGER

On 27 February 2004, a decision was passed to merge the ship building activities of Aker Yards with Aker Kværner Investments AS, a company wholly owned by Kværner. The consideration to the shareholders of Aker Yards in the merger is 10,689,655 shares in Kværner subscribed at NOK 145 per share. The issue of the consideration shares was approved by the ordinary general meeting of Kværner on 19 March 2004, and the shares will be issued simultaneously as the merger between Aker Yards and Aker Kværner Investments AS is registered as effective in the Company Registry. The merged company will subsequently be combined with Kværner Masa-Yards and Kværner's 40 per cent ownership in the Aker Ostsee Group, and the combined shipbuilding activities organized as a separate sub-holding under the name of Aker Yards ASA (see organizational chart under Section 5.1.1 "General"). Completion of the Shipyard Merger is subject to completion of the Exchange Offer and customary conditions with respect to third party approvals and due diligence. Assuming completion of the Shipyard Merger and the Exchange Offer, Aker Yards ASA will apply for a separate listing on Oslo Børs. See further Section 15.11 "The Shipyard Merger".

5.5 THE EXCHANGE OFFER

In the ordinary general meeting of Kværner on 19 March 2004, it was resolved that shareholders in Kværner shall be offered to exchange all or parts of their shares in Kværner for a combination of shares in the Company and Aker Yards ASA (the "**Exchange Offer**"). Completion of the Exchange Offer is among other things conditional upon completion of the Ship Merger and the listing of the Company's shares on Oslo Børs. Kværner has informed that it is envisaged that the Exchange Offer will commence during the second quarter of 2004. See further Section 15.10 "The Exchange Offer".

6. RISK FACTORS

Readers of this Prospectus should carefully consider all of the information contained herein, and in particular the following factors, which may affect some or all of the Group's activities, and which may make an investment in the Offering Shares one of high risk. This list is not exhaustive. The actual results of the Group could differ materially from those anticipated in the forward looking statements as a result of many factors, including the risks described below and elsewhere in this Prospectus.

6.1 FINANCIAL RISKS

6.1.1 Financial leverage and ability to service debt

The Group will remain highly leveraged after the completion of the Offering and the Debt Restructuring, also when compared with other operators in its principal markets. See Section 12.4 "Description of Group borrowings".

The continued financial leverage of the Group may have several adverse consequences, including the need to manage the Group's businesses in a way to service its debt and other financial obligations. Should the contemplated financing of the Group not be sufficient to meet the Group's financing needs, the Group may be forced to reduce or delay capital expenditures or research and development expenditures or sell assets or businesses at unanticipated times and/or at unfavourable prices or other terms, or to seek additional equity capital or to restructure or refinance its debt. There can be no assurance that such measures would be successful or would be adequate to meet debt and other obligations as they come due, or would not result in the Group being placed in a less competitive position.

6.1.2 Ability to satisfy liquidity requirements and to finance future operations

The Group operates in business areas that are capital intensive and demand substantial capital resources. The Group is dependent upon having access to loans and other debt facilities to the extent its own cash flow from operations is insufficient to fund its operations and capital expenditures. In turn, the Company must secure and maintain sufficient equity capital to support such borrowing facilities.

The Group regularly experiences large variances in its cash flows during any fiscal year, caused in large part by the irregularity of customer payments that are received for certain large projects, as well as changes in the capital structure. Even upon consummation of the Offering, the Group may experience liquidity shortfalls. There can be no assurance that the Group may not experience net cash flow shortfalls exceeding the Group's available funding sources.

There can be no assurance that the Group will be able to raise new equity, or arrange new borrowing facilities, on favourable terms and in amounts necessary to conduct its ongoing and future operations, should this be required.

6.1.3 Risks related to performance bonds and guarantees

The Group is required to post performance bonds, advance payment bonds and guarantees in favour of customers in respect of project obligations, which is customary in the Group's line of business. The ability to procure the issue of performance bonds, advance payment bonds and guarantees to support project obligations is a significant competitive factor for the Group's business. Insufficient performance bonds, advance payment bonds and guarantee capacity may restrict the ability of the Group's business to secure future work and comply with existing obligations in respect of work in progress. If payment is made under a bond, the Company is required to reimburse the issuer of the bond for the amount paid to the customer. In the past, obtaining adequate bonding has been challenging, and may continue to be so in the future. The ability to arrange for necessary performance bonds and advance payment bonds, therefore, is dependent on the Group maintaining a sufficiently healthy financial condition to support these bonds as well as factors such as the available capacity in the bonding market.

As at 31 December 2003, the total amount of bonding obligations relating to the Group was estimated to be NOK 5.5 billion, equating to approximately 540 individual bonds. Of this amount, approximately 75 per cent are on demand bonds. A number of different banks and surety providers are counterparties to the bonds. The ten largest issuers account for 90 per cent in value and 73 per cent in number of total Group bonding obligations. As between each of the individual business divisions as at 31 December

2003, AK Oil & Gas had bonding obligations of approximately NOK 3.4 billion, while AK E&C had bonding obligations of approximately NOK 2.1 billion. See further Section 12.5.2 "Summary of the Company's principal bonding arrangements".

Performance bonds are characterized in two broad categories: "on demand" bonds and "conditional" bonds. On demand bonds allow the client to call on the funds from the issuing institution without the need to show proof of default or proof of damage. On demand bonds, therefore, carry the risk that the bond may be called, and the Group may be required to reimburse the issuer of the bond, without the customer having to establish that the relevant Group company is at fault. It is often necessary for the Group to provide on demand bonds to secure projects. The Group may not be able to anticipate if and when a customer may call an on demand bond, and such call may have a material adverse affect on the Group.

6.1.4 Ability to service indebtedness and funding of the Group's operations are dependent upon receipt of cash from subsidiaries

As a holding company, the Company's principal assets consist of its direct or indirect shareholdings in its subsidiaries. This applies also to the Company's indirect subsidiary AKAS, which is the sub-holding company for the AK Oil & Gas business, and also the issuer under the Notes Issue and the borrower under the Term Loan and Revolving Credit. Accordingly, the ability of the Company and AKAS to make required payments of interest and principal on its indebtedness, including on the 10-year Loans, the Notes Issue, the Term Loan and the Revolving Credit, and the funding of the Group's operations are affected by the ability of the subsidiaries, their principal source of cash flow, to transfer available cash resources to parent companies. The transfer of funds to parent companies by its subsidiaries (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements or contractual obligations applicable to the respective subsidiaries and their directors. There can be no assurance that limitations or restrictions on the transfer of funds between companies within the Group may not occur in the event that the Group experiences difficulties in its liquidity and financial position.

6.1.5 Covenant compliance

The Group's principal borrowing facilities will contain certain financial covenants relating to, among other things, level of total gross debt compared to EBITDA and EBITDA compared to level of interest costs. Further, the Group's principal borrowing facilities will also contain restrictions on incurrence of further indebtedness, restrictions on payment of dividends, restrictions on investments, restrictions on disposals, restrictions on transactions with affiliates and acquisitions, and certain change of control provisions, see Section 12.5.1 "Summary of the Group's financing arrangements".

There can be no assurance that the Group will be able to meet all such covenants relating to current or future indebtedness contained in its borrowing facilities or that its lenders will extend waivers or amend terms to avoid any actual or anticipated breaches of such covenants. This could lead to acceleration of loans, including acceleration based on cross-default provisions in the loan agreements, which may in turn cause the Company to file for bankruptcy.

6.1.6 Defaults and insolvency of subsidiaries may present additional risks to the Company

In the event of insolvency, liquidation or a similar event relating to one of the Company's subsidiaries, all creditors of such subsidiary would be entitled to payment in full out of the assets of such subsidiary before the Company, as a shareholder, would be entitled to any payments. Defaults by, or the insolvency of, certain subsidiaries of the Company could result in the obligation of the Company to make payments under parent financial or performance guarantees in respect of such subsidiaries or the occurrence of cross-defaults on certain borrowings of the Company or other Group companies. Additionally, the Company or its assets may become directly subject to a bankruptcy or similar proceeding initiated against a Group subsidiary. There can be no assurance that the Company and its assets would be protected from any actions by the creditors of any subsidiary of the Company, whether under bankruptcy law, by contract or otherwise.

6.2 BUSINESS OPERATIONS RISKS

6.2.1 Project and investment risks and uncertainties

The Group's projects are usually based on long-term contracts, many of which are fixed-price or target sum, awarded on a competitive bidding basis. The revenues and operating margins realised in a contract with fixed-price or target sum elements may vary from original estimates as a result of changes in costs and productivity over the term of the contract. Contracts with fixed-price or target sum elements are more susceptible to such variances than cost reimbursable contracts because of the inherent risks of construction and installation operations, including engineering, construction, regulatory, financing and other risks which may delay or prevent the successful completion or operation of these projects or significantly increase project costs. Such projects could be adversely affected by many factors including shortages of materials, equipment and labour, political risk, customer default, adverse weather conditions, natural disasters, labour disputes, accidents, environmental pollution, prices of raw materials, unforeseen problems, changes in circumstances that may lead to cancellations and other factors beyond the control of the Group. The failure to complete a project on schedule or to its planned specifications may result in, among other things, liabilities, reduced project efficiency, increased project costs and/or lower returns. The Group believes that its project bidding and risk management procedures can be instrumental in the Group's ability to reduce its project risks. However, due to the nature of the Group's businesses, the Group remains to be at risk with regard to liabilities and costs that may arise from time to time in relation to its ongoing and future projects.

The Group is dependent on the availability of certain key materials, components, finished products and services, often custom-made, during the course of its projects. Moreover, the Group is dependent upon the ability of its suppliers to provide such materials, components, finished products and services that meet specifications, quality standards and delivery schedules. Difficulties that the Group encounter with such suppliers could adversely affect the Group's production schedules, reputation and profitability.

In addition, some of the Group's key customer contracts may be suspended or terminated by the customer at any time upon the giving of notice. Although upon suspension or termination the Group is paid certain costs and expenses incurred up to the suspension or termination of the contract, the Group is not entitled to a cancellation fee under several of its contracts, and in some of the contracts a long-term suspension by the customer may not necessarily entitle the Company to terminate the contract. Further, in some contracts there are no explicit restrictions on the customer's ability to assign the contract to third parties. Customer contracts also permit the customer to vary the scope of work under the contract. As a result, the Group may be required to renegotiate the terms or scope of such contracts at any time, which may result in the imposition of terms less favourable than the previous terms.

Any such suspension, termination or limitation of a customer contract could have a material adverse effect on the Group's backlog, which represents the total amount of revenues that the Group expects to recognize in the future as a result of performing work under firm orders.

6.2.2 Competition

The Group has significant competitors in each of its product segments and across geographical markets. In many of the activities in which the Group is involved, contracts are awarded on a competitive bid basis, and price competition is often the primary factor in determining which company, among qualified contractors, that wins the bid. The Company believes that competition in the industries in which the Group operates is likely to continue in the future. The Group's future business prospects are to a large degree dependent on its ability to meet changing customer needs, to anticipate and respond to technological changes and to develop effective and competitive relationships with its customers and suppliers.

6.2.3 Uncertainty of future contract awards

The Group's future performance depends, among other matters, on whether and when it will receive certain new contract awards. Contract awards are often affected by events outside the control of the Group, such as price fluctuations in oil and gas, other commodities (such as metals and chemicals affecting in particular AK E&C), pulp and paper prices and general economic conditions affecting the Group's customers. Because the timing of project awards, as well as timing of project execution, is often uncertain, effective utilisation of the work force is a critical factor in achieving satisfactory profit margins. The Group has from time to time experienced certain difficulties in its workforce management, including an inability to attract a sufficient number of skilled employees on short notice or for a limited time period for a particular project or to re-deploy workers from an under-utilised business area or business stream to another area. The Group expects that these workforce management challenges will continue to be an important factor in achieving satisfactory profitability in its business areas. If an expected contract award should be delayed or not received, the Group may incur costs that could have a material adverse effect on the Group's results of operations and financial condition.

As a consequence of the size of the Group's oil and gas related activities, the Group is exposed to the price of oil and natural gas and the performance and profitability of oil and gas companies. Cyclical declines in the prices of oil and natural gas, and the continued consolidation of the oil and gas sector, may adversely affect the operations of the AK Oil & Gas business area and, therefore, the profitability of the Group.

6.2.4 Order backlog may not necessarily be indicative of future earnings

The Group's order intake in 2003 amounted to approximately NOK 38 billion and its order backlog as at 31 December 2003 was approximately NOK 32 billion. The order backlog, however, may not necessarily be indicative of the Group's future earnings. Cancellations, delays or scope adjustments occur from time to time with respect to contracts reflected in the Group's backlog. In the event that the Group experiences significant cancellations, delays or scope adjustments of contracts in its backlog, there may be a material adverse effect on its results of operations and financial condition.

6.2.5 *Legal proceedings and contractual disputes*

In the course of its activities, the Group is party to numerous legal proceedings and disputes before both administrative and civil courts and bodies. The Company believes that many of the proceedings and disputes in which the Company is involved are due to the size and nature of the Group, as well as the particular sectors in which the Group is involved. Many of such proceedings are of a nature considered typical for its businesses, including contractual disputes relating to projects in various sectors, and therefore difficult to avoid.

Provisions are made to cover the expected outcome of the proceedings and disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these and other cases are subject to uncertainties and resulting liabilities may exceed booked provisions. See Section 14 "Legal Matters" for a description of the main legal proceedings in which the Group is currently involved.

6.2.6 *Reductions in workforce may be difficult or costly*

The Group may need to make employee reductions in its existing businesses in response to business downturns or other factors. The ability of the Group to reduce its workforce can be affected by applicable laws affecting employee terminations and agreements of Group companies with labour unions and governmental authorities. These legal and contractual requirements may make employee reductions difficult and/or costly to implement.

6.2.7 Maintaining senior management and other key personnel

The Company is dependent upon attracting and retaining senior management and other key employees for its various business areas. It is always a risk that members of senior management or other key employees may decide to leave the Group. The loss of the services of members of management or key employees could have a negative impact on the operations and financial performance of the Group. Competition for qualified personnel is intense and the Company may be unable to recruit such personnel if and when needed on short notice.

6.2.8 Uninsured losses

The Group maintains a number of separate insurance policies to protect its core businesses against loss and/or liability to third parties. Risks insured against generally include general liability, business interruption, workers' compensation and employee liability, professional indemnity, material damage and directors and officers' liability. There are, however, certain types of losses that generally are not insured because they are either uninsurable or not economically insurable, such as losses occasioned by war, terrorism, dishonesty, gross negligence and criminal acts. In addition, most of the insurance policies of the Group provide for limitations on the minimum and maximum amounts that may be recovered for any one loss event or any series of losses, and recovery is generally dependent on the insured first making payment of the appropriate excess or deductible, and that the maximum limitation amount has not already been exhausted. This implies that, in relation to insurance maintained under group policies with the Kværner Group, entities outside the Group but inside the Kværner Group could exhaust the insurance coverage. See Section 9.3 "Insurance". The results of operations, business and the financial condition of the Group could be materially adversely affected in the event of an uninsured loss, a loss that exceeds insured limits, or a succession of such losses.

6.2.9 Effect of exchange rate fluctuations

As a global concern, although the Group attempts to hedge its currency risks, the Group is exposed and susceptible to exchange losses due to fluctuations in the exchange rates of currencies in which its companies may have to purchase supplies or price their sales, principally Pounds Sterling, U.S. dollars, Euros and Swedish kroner. Changes in the relative strength of these currencies affect competition in the international market. Additionally, because the Group reports its financial results in Norwegian kroner, changes in the relative strength of the Norwegian kroner to the currencies in which the Group businesses conduct business can adversely affect the Group's financial results.

6.2.10 Uncertainty of protection of proprietary rights

The Group relies on a combination of trade secrets and intellectual property rights, non-disclosure agreements and other protective measures to establish and protect its proprietary rights in certain of its products and processes. In the aggregate, the Group's intellectual property is of considerable importance to its business. Third parties may infringe rights that the Group regards as proprietary and may develop products and services which compete with the Group's products and processes. The laws of some countries do not provide full protection of proprietary rights in products and technology. There can be no assurance that the Group's efforts to implement protective measures and to register (where appropriate) and defend its proprietary rights will be sufficient.

6.2.11 Regulatory and environmental matters

The Group's operations are subject to numerous national and supra-national, environmental, health and safety laws, regulations, treaties and conventions (together, "**Regulations**"), including, inter alia, those controlling the discharge of materials into the environment, requiring removal and cleanup of environmental contamination, establishing certification, licensing, health and safety, taxes, labour and training standards, or otherwise relating to the protection of human health and the environment. The amendment or modification of existing Regulations or the adoption of new Regulations curtailing or further regulating the Group's business could have a material adverse effect on the Group's operating results or financial condition. The Company cannot predict the extent to which future earnings may be affected by compliance with such new Regulations.

In addition, the Group may be subject to significant fines and penalties if it does not comply with such Regulations, many of them relating to the discharge of oil or hazardous substances and the protection of the environment. Pursuant to these Regulations, the Group could be held liable for remediation of some types of pollution, including the release of oil, hazardous substances and debris from production, refining or industrial facilities, as well as other assets owned or operated by either our customers or our sub-contractors. Environmental remediation costs could be significant and cause the Group to incur substantial losses.

Furthermore, some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, which could result in liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose the Group to liability arising out of the conduct of operations or conditions caused by others, or for the Group's acts which were in compliance with all applicable laws at the time the acts were performed. Additionally, the Group may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Changes in environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

6.2.12 Political, economical and other uncertainties

The Group operates in the emerging markets of Latin America, Asia, The Middle East, Africa and Russia. An example of an ongoing development in such markets is the contract with SEIC (majority owned by Shell) regarding the Sakhalin II gas and oil field development offshore the Sakhalin Island in Russia. See Section 8.1.7 "Description of significant ongoing projects within AK Oil & Gas" for a description of this contract.

Operations in emerging markets may present risks that are not encountered in countries with well-established economic and political systems, including:

- economic instability, which could make it difficult for the Group to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that have been awarded and subject the Group to volatile markets;

- political instability, which makes customers less willing to make investments in such regions and complicated dealings with governments regarding permits or other regulatory matters;

- boycotts and embargoes that may be imposed by the international community on countries in which the Group operates, which could adversely affect the ability of the Group's operations in those countries to obtain the materials and resources necessary to fulfil contracts an the Group's ability to pursue business or establish operations in those countries;

- significant fluctuations in interest rates and currency exchange rates;

- the imposition of unexpected taxes or other payments on the Group's revenues in these markets; and

- the introduction of exchange controls and other restrictions by foreign governments.

In addition, the legal and regulatory systems of the emerging markets identified above may be less developed and less well enforced than in industrialized countries. The Group's ability to protect contractual and other legal rights in those regions may thus be limited. The Company cannot offer any assurance that the Group's exposure to conditions in emerging markets will not adversely affect its financial condition and results in operations.

6.2.13 Harm to persons and property

The Group's operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of equipment failure, work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. The Group may be subject to claims as a result of these hazards, and may also be subject to claims resulting from the subsequent operations of facilities it has delivered. The Group's policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. In some of the jurisdictions in which the Group operates, environmental and workers' compensation liability may be assigned to the Group as a matter of law. Clients and subcontractors may not have adequate financial resources to meet their indemnity obligations to the Group. Losses may derive from risks not addressed in the Group's indemnity agreements or insurance policies, or it may no longer be possible to obtain adequate insurance against some risks on commercially reasonable terms. Failure to effectively cover the Group against industry risks for any of these reasons could expose the Group to substantial costs and potentially lead to material losses. Additionally, the occurrence of any of these risks could hurt the Group's reputation.

6.2.14 Risk of war, other armed conflicts and terrorist attacks

The war in Iraq, military tension involving North Korea, the terrorist attacks of 11 September 2001 and subsequent terrorist attacks and unrest, as well as epidemics, has caused instability in the world's financial and commercial markets. This has in turn significantly increased political and economic instability in some of the geographic areas in which the Group operates and contributed to high levels of volatility in prices for among others oil and gas. The continuing instability and unrest in Iraq, as well as threats of war or armed conflict elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in prices. In addition, acts of terrorism and threats of armed conflicts in or around various areas in which the Group operates, such as the Middle East and Indonesia, could limit or disrupt the Group's markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on the Group or its markets may significantly affect the Group's business and results of operations in the future.

6.3 RISKS ASSOCIATED WITH THE RESTRUCTURING

In connection with the transactions associated with the Restructuring, the assets and operations of Kværner's Oil & Gas and E&C business were separated from the remainder of the Kværner Group. The Restructuring was effected by, inter alia, share and asset transfers both into, in the case of companies and assets involved in AK Oil & Gas or AK E&C operations, and out of, in the case of companies and assets not involved in AK Oil & Gas or AK E&C operations, the restructured Group. See Section 5.1 "The Restructuring" and Section 9.7 "Certain inter-company relations with Kværner".

The remainder of the Kværner Group is subject to certain material litigations, non-operational risk and other legacy liabilities. Such claims include, among other things, claims relating to asbestos and certain risks relating to underfunded pension liabilities, see Section 15.6 "Legacy issues and other uncertainties".

Although none of the Group companies are currently involved in any such Kværner Group litigation, risks and liabilities, and although the Company believes that all transactions in the Restructuring (including transfers of assets, businesses and employees) were for fair value and on market terms, no assurance can be given that the Group will not be subject to any such claims or liabilities.

Any claims relating to the matters mentioned above which are successfully asserted against the Group and not sufficiently covered by any applicable indemnities or insurance policies, or if indemnities cannot be enforced, could have a material adverse effect on the Group's results of operations and financial conditions.

6.4 OFFERING RISKS

6.4.1 Ability to complete the Offering

Completion of the Offering on the terms set forth in this Prospectus is expressly conditional upon Oslo Børs approving the Company's application for listing of the Shares on Oslo Børs on terms acceptable to the Company. In addition, completion of the Offering is expressly conditional upon (i) the Board having approved the Offering Price achieved and the allocation of Offer Shares to eligible investors following the Book-building Period and (ii) the Company having issued a stock exchange notification by 1 April 2004 (subject to extension), confirming that the Debt Restructuring has been committed and will be completed subject only to customary conditions precedent within the Company's control and completion of the Offering. See Section 3.3 "Conditions for completion of the Offering".

There can be no assurance that the conditions above will be satisfied and that the Offering will be completed.

6.4.2 Control by major shareholder

After completion of the Offering, Kværner will own between 67 and 76 per cent of the Company's Shares assuming the gross proceeds from the Offering are between NOK 1,900,000,000 and NOK 2,100,000,000; that the Offering Price is set within the indicative price range mentioned in Section 3.2 "The Offering" and depending on whether the Over-allotment Option is exercised. Depending on how many shares in Kværner are tendered for exchange into shares in the Company and Aker Yards ASA, Kværner's ownership is expected to be reduced down to no less than 50.1 per cent upon completion of the Exchange Offer and the Shipyard Merger. At the same time, the Aker RGI Group, controlled by Mr. Kjell Inge Røkke, will increase its ownership in Kværner up to 80-90 per cent. Further, if the Exchange Offer is not completed, or only a limited number of shares in Kværner are tendered for exchange into Shares in the Company and Aker Yards ASA, Kværner's ownership in the Company could remain at a level as indicated in the introduction to this paragraph.

As a result of this, Kværner and the Aker RGI Group will have the ability to significantly influence the outcome of matters submitted for the vote of shareholders, including the election of members of the board of directors. The commercial goals of Kværner and the Aker RGI Group as a shareholder, and those of the Company, may not always remain aligned. The substantial equity interest by Kværner and the Aker RGI Group may make it more difficult for the Company to maintain its business independence from other companies within the Kværner Group or the Aker RGI Group.

If Kværner were to sell a large number of shares in the Company, or there is a perception in the market that such sales could occur, the trading price of Shares in the Company could decline. Such sales could also make it more difficult for the Company to offer equity securities in the future at a time and at a price that are deemed appropriate.

6.4.3 Enforceability of civil liabilities

The Company is organised under the laws of Norway. Currently, all of its directors are residents of Norway, and a substantial portion of its assets are located in various jurisdictions. As a result, it may not be possible for non-Norwegian investors to effect service of process in their own jurisdiction on the Company or any of such persons, or to enforce against them judgements obtained in non-Norwegian courts. Norway is party to the Lugano Convention and a judgement obtained in another Lugano Convention state will in general be enforceable in Norway. However, there is substantial doubt as to the enforceability in Norway of judgements of non-Lugano Convention state courts.

6.4.4 *Volatility of the share price*

The trading price of the Shares could fluctuate significantly in response to quarterly variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors or changes to the regulatory environment in which the Company operates.

The market price of Shares in the Company could decline due to sales of a large number of shares in the Company in the market or the perception that such sales could occur. Such sales could also make it more difficult for the Company to offer equity securities in the future at a time and at a price that are deemed appropriate.

The Offering Price for the Offer Shares will be determined based on the factors described in Section 3.4.1 "Offering Price". Investors may not be able to resell Shares at or above the Offering Price.

6.4.5 U.S. shareholders

Because U.S. investors may be unable to participate in future offerings, their percentage shareholding may be diluted.

Unless otherwise resolved by the general meeting, shareholders in Norwegian public companies such as the Company have pre-emptive rights proportionate to the aggregate amount of the shares they hold with respect to new shares issued by the company. For reasons relating to U.S. securities laws or other factors, U.S. investors may not be able to participate in a new issuance of shares or other securities and may face dilution as a result. Further description of the pre-emptive rights of shareholders of Norwegian public companies is included under Section 16 "The Norwegian trading market".

7. BUSINESS OVERVIEW

7.1 INTRODUCTION

The Group is an international oil service and engineering and construction group, providing design, engineering, management, procurement, products, construction and related services to customers in niche industrial and geographic markets.

The Company employed approximately 22,000 permanent employees in over 30 countries as at 31 December 2003 (excluding agency employees). Approximately 1,850 of the UK employees have been seconded from a service company owned by Kværner through separate labour service agreements. See Section 9.7 "Certain inter-company relations with Kværner".

The Company is the parent company of the Group, with a significant number of subsidiaries and affiliated companies. See Section 9.1 "Group corporate structure" for a simplified diagram of the Group's corporate organisation.

AK Oil & Gas is a major supplier of offshore oil and gas installations and services. Services include design, procurement, delivery of products, fabrication, hook-up, commissioning, operations and maintenance of offshore exploration, development and production facilities. AK Oil & Gas operates internationally, with its principal activities in Norway, the UK and the U.S. The AK Oil & Gas business area has operated in the North Sea region (both Norway and the UK) for about 40 years and has extensive international activities, including in the Gulf of Mexico, Brazil, Western Africa, South East Asia, Russia and the Middle East. Further details of AK Oil & Gas are contained in Section 8.1 "AK Oil & Gas".

AK E&C is a major provider of design, engineering, project management, procurement and construction services to niche industrial sectors on a worldwide basis. These sectors include chemicals and polymers, pharmaceuticals, oil and gas, water, power, metals, nuclear, pulping and minerals and mining. The AK E&C business area operates internationally and its principal offices are located in the U.S., the UK, the Netherlands, Finland, Sweden, Australia and South East Asia. Further details of AK E&C are contained in Section 8.2 "AK E&C".

The Company operates in a range of geographic markets and industrial segments, and any one or more of the projects it may be involved in could be spread over one or more countries. It is, therefore, not meaningful to determine an overall market share, or turnover, for the Group. The summary chart below illustrates the Group's operational structure, divided by business areas and Group functions.


Aker Kværner ASA
Group President & CEO: Inge Hansen
Group EVP and CFO: Finn Berg Jacobsen
Group EVP: Jon Erik Reinhardsen
Business Areas
Field Development Europe
Simen Lieungh Executive Vice President
MMO Europe
Torleif Gram Executive Vice President
Subsea
Raymond Carlsen Executive Vice President
Products & Technologies
Mads Andersen Executive Vice President
Oil, Gas and Process International
Gary Mandel Executive Vice President
E&C Americas
Gary Mandel Executive Vice President
E&C Europe
Jarle Tautra Executive Vice President
AK Oil & Gas
AK E&C

The following map shows the locations of the Group's main offices and facilities around the world:



Typically, the Company will enter into a combination of reimbursable, target sum, or lump sum payment arrangement for its deliveries, depending on the type and complexity of the project, products or services the Group is providing, as well as the ability to estimate the costs involved. The payment arrangements can be described as follows:

> *Reimbursable Compensation* - Reimbursable payment arrangements are common for projects with a high degree of uncertainty and first time projects where many unknown variables are involved. Under such arrangements, contractors are reimbursed for expenses based on hourly, volume or unit rates. These arrangements often contain a fixed profit element with milestone or quality bonuses.
>
> *Target Sum Compensation* - Target sum payment arrangements are often utilised for projects with a higher degree of maturity and when the Company can estimate project costs with great certainty. Under such arrangements, contractors are provided incentives to save costs by sharing in both cost savings and overruns based on a target sum budget.
>
> *Lump Sum Compensation* - Lump Sum payment arrangements are preferred by the Group's customers when a project is very mature and there are few cost uncertainties. Under such arrangements, the Company bids on projects with a firm price, which includes contingencies and a profit margin.

The Company's work often requires a combination of these three payment arrangements. For example, in a field development project, the Company may have a lump arrangement for the organizational requirements of the project, reimbursable arrangements for the engineering, procurement, and commissioning aspects of the project, a target sum and measurement arrangement for the construction phase and a bonus/penalty arrangement added into the overall compensation arrangements for the project. In this way, the Company is able to minimize the effect that uncertainties may have on the profitability of the project.

Contracts with customers normally include limits on liability provisions, including terms assigning responsibility for consequential damages, aggregate maximum liability, process guarantees, liability for defects, liability for delays, indemnity and force majeure clauses. See also Section 6 "Risk factors" for a description of some of the risks related to the Group's customer contracts.

The table below shows the unaudited pro forma profit and loss accounts for the Group.

	2003	2002	2001
	(Amounts in NOK Millions)		
Operating revenues	31,327	34,140	40,253
Total operating expenses, excluding depreciation and amortisation	-30,324	-33,567	-39,923
EBITDA	**1,003**	**573**	**330**
Depreciation	-333	-377	-390
EBITA	**670**	**196**	**-60**
Goodwill amortisation	-315	-320	-342
EBIT before exceptional items	**355**	**-124**	**-402**
Exceptional items	-452	-271	10
EBIT	**-97**	**-395**	**-392**
Net interest expense	-329	-342	-329
Net foreign exchange gain	88	683	-
Profit before tax	**-338**	**-54**	**-721**
Tax	-10	-127	-185
Net profit	**-348**	**-181**	**-906**
Minority interest	**5**	**2**	**-2**
Majority share	**-353**	**-183**	**-904**

Further details of the Group's financial data, including the basis on which the Group's combined financial statements and pro form accounts have been prepared, are included in Section 12 "Financial information".

7.2 HISTORY

The Company is a subsidiary of Kværner, which was incorporated in 1853 as Kværner Brug and listed on the Oslo Stock Exchange in 1967. Over the Kværner Group's first century of operation, it primarily provided mechanical engineering services and shipbuilding. In the late 1960's, the Kværner Group entered the Oil and Gas market through the subsidiary Kværner Engineering and began to work on offshore construction projects in 1978 when the group converted one of its shipyards into an offshore fabrication facility. In 1996, the Kværner Group acquired the UK based conglomerate Trafalgar House to strengthen its international engineering capabilities and to expand its Oil and Gas operations into the Gulf of Mexico region. In 2002, the Oil & Gas operations of Kværner merged with those of Aker Maritime, an Oil and Gas service company with a long history of participating in the North Sea oil service industry.

Recently, the Kværner Group was restructured to segregate the Oil & Gas and E&C related businesses to the Company, a holding company separate from other business activities of the Kværner Group. The separation of the Oil & Gas and E&C operations from the other businesses of Kværner was completed in March 2004. The Restructuring also included a refinancing of the Kværner Group's borrowings. In connection with the Restructuring, the Company has applied for listing of its Shares on the Main List of Oslo Børs and decided to conduct a public offering of its shares.

7.3 GROUP STRATEGY

The business idea and strategy of the Group is founded on the common and complementary nature of the AK Oil & Gas and AK E&C business areas. There are significant synergies between the two, including common customers and projects, business development efforts, resources and procurement. Furthermore, they share management systems and methods including risk management, project execution models and capital management.

The Group's strategy is based on providing cost effective products, solutions and services through the life cycle a customer's, from initial design, engineering and construction, through after-sales and support, maintenance, modification and operations, to decommissioning and deconstruction. The Group's focus is on offering excellence in project execution, reliable technical solutions and predictability, deliveries on schedule, on cost and of high quality. The Group seeks to carry out work in compliance with the best Health, Safety and Environment (HSE) standards.

In its home markets, the industries representing the customer base of the Group are mature with limited scope for growth in its industrial base. Customers tend to invest more in high growth regions like China, South East Asia and the Middle East. Conversely, the service markets in Europe and North America show a significant growth potential. This is fuelled by customers' need to upgrade their existing plants and installations to improve efficiency and ensure adherence to new environmental legislation. Further, customers demonstrate an increased willingness to outsource more of their operations and maintenance activities. The Group works proactively to develop its service offering in close co-operation with leading industrial players in the home markets, and sees this segment as a significant growth area in the years to come.

Other key elements of the Group's strategy include:

Maintain existing leading market positions

The Company holds leading niche market positions within the upstream oil and gas and E&C markets. The Company's objective is to defend and increase its existing market positions through consistent delivery of ongoing contracts, continuous cost and efficiency improvements and focused technology development.

During 2003, the Company improved its market position in most regional and global niches and was awarded several new contracts and renewals of existing frame agreements.

Utilise strong technology positions to grow within selected niches and regions

The Company intends to grow globally and within niches by capitalising on its competitive edge, including leading technological niche positions, proven delivery capabilities, well-established and long-standing customer relationships, and local presence in selected growth markets.

During 2003, a number of such international contracts were recorded, including; the world's largest subsea project, Dalia for Total in Angola; the Sakhalin II concrete substructure project for SEIC (Shell) in Sakahlin Island; and the boiler and fiberline equipment deliveries to the world's largest pulp mill in Hainan, China.

Increase well established long term and predictable service and after-sales business

The Company's objective is to significantly increase its existing, well-established service and after sales business. The Company expects this to provide longer-term earnings visibility, help to weather industry cycles, and strengthen existing customer relationships. Growth opportunities exist within the existing and future installed base of products and installations, by expanding into new regions, and through broadening of the scope of services provided. Technology services based on proprietary knowledge and equipment also represent a potential growth market, in which the Company currently is represented in few, but profitable niches, such as well intervention services.

Examples of businesses with growth potential include MMO Europe, which currently is one of the market leaders in the North Sea and has expansion potential both in other regions and by providing more value-added services to existing customers in its home markets. Another example is Engineering Services in E&C Europe, which historically has operated in the UK providing services to multinational companies. Engineering Services is now expanding its business into the Benelux and other parts of Northern Europe based on these well-established relationships.

Improve efficiency and reduce costs
The Company has a constant focus on improving efficiency and reducing its fixed and variable cost base. The objective is to improve margins and competitiveness while reducing the vulnerability to market downturns.

The Company has closed down or sold many of its manufacturing facilities and outsourced production to lower cost countries. Companies providing shared services in Norway, the U.S. and UK/Benelux have been established, enabling the Company to reduce costs while improving the quality of administrative services. Such initiatives are examples of the improvements in the Company's competiveness and cost base flexibility.

Improve risk management and project execution capabilities
Maintaining an excellent execution track record is the best marketing and business development tool the Company can have.

The Company is currently regarded as one of the leaders within risk management and execution of large and complex projects. In order to support continued performance, extensive risk and project execution systems have been implemented. Each business unit operate within a defined technological and geographical framework and all tenders above a certain threshold or containing special risk elements are subject to rigorous gate reviews, supported by a proprietary web-based tool; "the Risk Dashboard". In order to improve consistency and predictability of project execution, the principles of the Company's North Sea project execution model have been adopted as a common, groupwide project execution model.

7.4 RECENT DEVELOPMENTS

7.4.1 Appointment of new Group President and Chief Executive Officer

In March 2004, Mr. Inge Hansen was appointed as new Group President and Chief Executive Officer of the Company, Aker Kværner O&G Group and Aker Kværner E&C Group. Mr. Hansen replaced the former CEO of the Company, Mr. Helge Lund, who has become President and Chief Executive Officer of Statoil ASA. Prior to his appointment, Mr. Hansen was Acting President and Chief Executive Officer of Statoil ASA.

7.4.2 Operational developments after 31 December 2003

The Kværner board of directors approved the 2003 Kværner annual accounts on 27 February 2004. The annual accounts together with the Restructuring plan were publicly announced on 1 March 2004. No new information with a potentially material adverse effect on the Group's financials has come to the knowledge of the Group management after this date.

The largest new single order award disclosed after the announcement of the 2003 accounts, has been the GACIC butanediol project in Saudi Arabia with an expected contract volume of approx. USD 140-150 mill, as further described under Section 8.2.11 "Description of significant ongoing projects within E&C". Other new contracts awarded in 2004 include front end engineering studies for the Alvheim FPSO in the North Sea for Marathon and the Adriatic LNG terminal for Exxon Mobil, frame agreement for maintenance of the Kristin platform for Statoil and frame agreement for Kerr McGee for 3 floating production units on the UK Continental Shelf.

The first quarter results for Kværner and the Group will be published on 18 May 2004.

8. BUSINESS UNITS

8.1 AK OIL & GAS

8.1.1 *Introduction*

The AK Oil & Gas business is a leading global provider of products, services and solutions, principally to the offshore upstream Oil and Gas industry. AK Oil & Gas is involved in each stage in the life cycle of an offshore Oil and Gas field, from initial planning to removal and deconstruction of the installations. AK Oil & Gas provides a wide range of products, services and solutions, including fixed, floating and subsea production systems and design engineering; project management and procurement; and offshore drilling and production facilities. AK Oil & Gas is also involved in the operation, maintenance, modification, upgrade, and decommissioning of customers' installations. AK Oil & Gas also provides after sales service and support, including supplying spare parts and refurbishments to its installed base of products worldwide.

AK Oil & Gas' operations are located in more than 20 countries and with principal activities in Norway, the United Kingdom and the United States. The customers include a number of the major international Oil and Gas companies. The Company has operated in the North Sea region for almost 40 years and has extensive international activities, including in the Gulf of Mexico, Atlantic Canada, Brazil, Western Africa, South-East Asia, Russia and the Middle East.

The following table shows selected operating data for AK Oil & Gas (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein). The acquisition of the oil and gas business of Aker Maritime ASA was completed in March 2002, and accordingly the revenue and results of operation of that business have been reflected in AK Oil & Gas' profit and loss statement for ten months during the year ended 31 December 2002. This compares to twelve months included during 2003.

NOKm	2001	2002	2003
Revenue	14,056	20,535	20,386
EBITDA*	537	868	765
EBITA*	325	603	519
EBIT*	295	416	299
Exceptional items	-	-81	-81
EBIT	295	335	218
Order intake	12,702	25,100	22,481
Order backlog (end of period)	9,449	18,868	20,664

*Excluding exceptional items.

For each of the divisions in AK Oil & Gas described on the following pages, the key financials for 2002 have been adjusted from ten to twelve months for the year ended 31 December 2002. See Section 12.4 "Combined key profit & loss figures" for a reconciliation of the numbers to the aggregate financials reported in the combined accounts of AK Oil & Gas.

AK Oil & Gas operates out of five divisions, which cover the upstream oil and gas business and strategically selected segments of the downstream oil and gas business. The divisions are organized according to market segment and geographical focus and are Field Development Europe; Oil, Gas and Process International; Subsea; Products and Technologies; and Maintenance, Modification and Operations Europe (MMO).


AK Oil & Gas
Field Development Europe
MMO Europe
Subsea
Products & Technologies
Oil, Gas and Process Int'l
Yards Group
Aker Verdal
Aker Stord
Kvaerner Egersund
AK Eng & Technology
AK Contracting
Aker Offshore Partner (N)
AK Offshore Partner (UK)
AK Industrial Maintenance
AK Elektro
AK Power & Automations Sys
AK Geo
AK Operations
Control Systems
Products and Services
Subsea Systems
Umbilicals and Risers
Maritime Hydraulics
Kvaerner Process Systems
Maritime Well Service
Aker Marine Contractors
Maritime Pusnes
AK O&G US
AK Asia Pacific
AK China
FD Canada
Kvaerner Powergas (49%)

Each of the divisions provide solutions to different aspects of the Company's customers' upstream and downstream Oil and Gas businesses and each division offers a range and combination of selected segments of their products, services and solutions to the Group's customers, tailored to their individual needs. The particular range depends upon the market segment focus of that particular division.

AK Oil & Gas serves integrated, independent and national oil and gas companies, petrochemical companies, drilling contractors and other oil service companies. The table below sets out in alphabetical order main customers of each of the divisions.

Division	Significant Customers
Field Development Europe and Oil, Gas & Process International	BP, Chevron Texaco, Conoco Phillips, DuPont, Eni, ExxonMobil, Husky, Kerr McGee, Marathon, Methanex, Norsk Hydro, Petrobras, PetroCanada, Petronas, Reliance, Santos, Shell, Statoil, Total, Unocal and Woodside
Subsea	ABB, BP, Cameron, Kerr Mc Gee, Norsk Hydro, Petrobras, Statoil, Stolt and Total
Products and Technologies	BP, Conoco Phillips, ExxonMobil, Fred Olsen Production, GE, KBR, Kerr McGee, Maersk, McDermott, Modec, Norsk Hydro, Pride, Prosafe, Samsung, Shell, Smedvig, Statoil, Technip and Total
Modifications, Maintenance and Operations	Amerada Hess, Bluewater, BP, ConocoPhillips, Elkem, ExxonMobil, Kerr Mc Gee, Norsk Hydro, Shell, Statoil, Talisman and Total.

For the financial year ended 31 December 2003, Statoil represented over 10 per cent of the combined revenues for AK Oil & Gas. The level of expenditure by a customer in a particular year will be dependent upon a variety of factors including such customer's development and operating plans. Consequently, there can be no assurance that a customer that accounts for a significant portion of AK Oil & Gas' revenue in one year will continue to do so in any subsequent year.

8.1.2 Field Development Europe and Oil, Gas & Process International

Introduction

The coordination and responsibilities for the Company's field development activities are divided between the Field Development Europe division and the Oil, Gas & Process International division. The split is based primarily on the geographical region of customers' operations. Field Development Europe provides capital project solutions to European based customers' upstream Oil and Gas installations both in the North Sea and internationally. Oil, Gas & Process International provides solutions to North American customers' domestic and international upstream Oil and Gas projects as well as to selected niche downstream projects.

Operations

The Company's field development divisions are world-class developers of offshore fixed and floating production systems for participants in the oil and gas industry. The products and solutions range from unmanned platform facilities to some of the largest and most advanced production and processing facilities in the world. The divisions' core competencies in this market include the ability to provide complete offshore and certain onshore oil and gas production and processing installations as well as providing an offering to the customers of related capabilities. The divisions provide state-of-the-art technical solutions for offshore and onshore field developments worldwide. In particular, the divisions are among the leaders in the industry for providing support and services relating to upstream floating deepwater developments as well as gas processing systems and methanol production plants.

The field development divisions provide capital projects support for both fixed and floating offshore platforms used by participants in the oil and gas industry for upstream exploration and production. This market includes the following types of production systems:

- *Fixed Production Systems* - A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas in shallow water. The most common type of fixed platform system consists of a steel jacket extending from the mudline on the ocean floor to a point above the water surface. This market also includes the engineering, procurement and construction of topsides of these production systems.

- *Floating Production Systems* - Floating production systems provide the capability for development in deeper waters beyond the limitations of fixed platforms. In addition, because they are mobile (and can therefore be reused), one type of floating platform - the Floating Production, Storage and Offloading (FPSO) vessel - is sometimes used in water depths that could accommodate fixed platforms, particularly where the petroleum reservoir has a relatively short production life. Floating production systems consist of topsides production facilities carried by a floating hull structure.

The divisions also provide specialised capital project solutions, such as fully integrated offshore concrete LNG receiving and regasification terminals, to customers. These offshore facilities consist of a concrete storage facility with an LNG regasification system that is attached to the top of the storage facility. The facilities are used to convert liquefied natural gas, typically transported to offshore LNG terminals by tanker and stored at minus 160 degrees centigrade, into commercial grade natural gas through an incremental process of heating and processing. Increasingly, these facilities are located offshore to minimize environmental and safety risks.

The field development divisions plan and execute capital projects that vary significantly in size, scope and complexity depending on the customers' requirements. For example, capital projects may range from smaller engineering design studies which typically generate less than NOK 1 million in revenue to the delivery of large and complex offshore installations such as the Kristin platform topside for Statoil and the Ekofisk 2/4M platform for ConocoPhillips, which are expected to generate revenues of more than NOK 5 billion and NOK 2 billion, respectively.

Field Development Europe has three specialized construction and fabrication yards to support its North Sea field development activities. The division fabricates modules and substructures, such as jackets and surface deck structures. In response to current trends in the North Sea, the Company has reduced its capacity and improved and made its cost base more flexible. For example, the Company disposed of a fourth fabrication facility, the Kværner Rosenberg fabrication yard, in March 2004.

After previously divesting its deepwater division to Technip in 2001, the Company has re-entered the Gulf of Mexico deepwater market on the strength of the field development divisions' semi-submersible floating platform deepwater solutions and designs.

The following table provides details of ongoing field development projects that the Company is continuing to manage and support as of 31 December 2003.

Project description	**Customer**	**Award Year**	**Expected completion date**	**Location of Project**
Front-end engineering of the Alvheim FPSO	Marathon	2004	2004	North Sea
Engineering, procurement, construction and hook-up of the Kristin topside	Statoil	2001	2005	North Sea
Engineering, procurement and construction of the Ekofisk 2/4M platform	ConocoPhillips	2003	2005	North Sea
Engineering, procurement, management and project services for the Sakhalin II concrete substructures project	SEIC (Shell is the major shareholder)	2003	2005	Russia

Project description	Customer	Award Year	Expected completion date	Location of Project
Front-end engineering of the Adriatic LNG terminal *	Adriatic LNG terminal project (ExxonMobil Operator)	2004	2005	Italy
Front end engineering of the Port Pelican and Baja California LNG terminals*	ChevronTexaco	2003	2004	North America
Engineering, procurement and construction of three jackets for the Buzzard field	Encana	2003	2005	North Sea
Engineering, procurement and construction of the White Rose FPSO topside	Husky	2001	2005	Canada
Engineering, procurement and management assistance on the Ormen Lange onshore gas processing facility	Norsk Hydro	2003	2007	Norway
Prefabrication, installation and hook-up on the Snoehvit LNG plant	Statoil	2003	2005	Norway
Prefabrication, construction and installation work on the Kårstø gas terminal	Statoil	2003	2005	Norway

*Contracts contain customer options requiring the Company to provide EPC/EPCM Services

Specifics on Field Development Europe

Field Development Europe provides capital project solutions and gas processing facilities to AK Oil & Gas' European customers for their oil and gas fields primarily located in the North Sea, Russia, Brazil and countries in the Middle East. Field Development Europe's operations have approximately 3,100 own employees plus approximately 570 agency employees, primarily located in Norway.

The following table shows selected operating data for Field Development Europe (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein), adjusted for twelve months inclusion of the oil and gas business of Aker Maritime ASA in the year ended 31 December 2002.

NOKm	2001	2002	2003
Revenue	3,076	6,267	6,195
EBITDA*	40	334	300
EBITA*	-55	256	227
EBIT*	-60	210	173
Exceptional items	-	-58	-58
EBIT	-60	152	115
Order intake	2,165	7,328	7,304
Order backlog (end of period)	2,987	5,340	6,449

*Excluding exceptional items.

Specifics on Oil, Gas & Process International

Oil, Gas & Process International provides capital projects solutions, services and support to non-European customers, and operates in most geographic markets (excluding the North Sea region) including Canada, the United States, the China region, the Asia Pacific region (including Singapore, Malaysia, Indonesia, and Vietnam) and Australia. Additionally, it has a 49 per cent ownership in an engineering operation located in India. Oil, Gas & Process International provides engineering services globally to both upstream and downstream oil and gas projects. Oil, Gas & Process International has approximately 1,500 own employees worldwide plus approximately 270 agency employees.

The following table shows selected operating data for Oil, Gas & Process International Europe (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein), adjusted for twelve months inclusion of the oil and gas business of Aker Maritime ASA in the year ended 31 December 2002.

NOKm	2001	2002	2003
Revenue	4,104	2,721	2,049
EBITDA*	113	-13	-142
EBITA*	106	-26	-157
EBIT*	93	-41	-174
Exceptional items	-	-	-
EBIT	93	-45	-174
Order intake	2,605	3,378	1,213
Order backlog (end of period)	1,627	1,751	1,252

*Excluding exceptional items.

8.1.3 Subsea

Through its Subsea division, the Company is a world-class subsea systems provider, supplying a range of discreet stand-alone products, components and modules to integrated installations, such as complete subsea systems including Xmas trees, control systems and umbilicals. The Company was ranked number two in 2003 by sales/order intake in the subsea market. Subsea's recognized strengths include being one of the leaders among producers of steel tubed umbilicals with a global market share of over 30 per cent in 2003. Overall, Subsea has been involved in over 200 projects involving subsea control systems worldwide, making it one of the world leaders with approximately 25 per cent of the worldwide total installed base.

Subsea provides a wide range of subsea services, including field planning (which involves determining optimal field layouts and structures prior to implementation); integrated engineering, procurement and construction of subsea systems and related after sales service and support. Subsea's product portfolio includes:

- *Xmas trees and wellheads* - Wellheads that support the production and injection of water, gas and chemicals into the reservoir while producing oil and gas. Xmas Trees are designed for shallow and deep water conditions and for a variety of well stream temperatures and pressures;
- *Production Control Systems* - Advanced systems combining state of the art well stream and equipment monitoring technology with hydraulic and electric control of the various systems and products on the sea floor. Subsea control systems enable the operator of the subsea wells to balance the well stream from different wells so that the entire subsea systems' output is optimised; inject individual amounts of chemicals and gas into the reservoirs; and control heating of elements of the subsea system to avoid hydrate formation;
- *Steel tube umbilicals* - Umbilicals are compact, composite bundles embedded with fiber optic cables, hydraulic cables, power cables and steel tubes, which provide tension resistance and room to transport fluids. Traditionally, umbilicals are used for hydraulic pressure support, power supply, communication and transport of chemicals for injection into the reservoir or well stream; and
- *After sale and related services* – Installation support, spare parts, refurbishments and services to products and systems previously provided to the Group's customers.

Subsea develops innovative technologies to enhance and support its subsea product and service lines as well as to enable it to compete in emerging markets such as deepwater subsea installations and other challenging environments. Subsea is also a leading developer of multiphase pumps and booster stations positioned on the sea floor. Subsea is one of the leading providers in the world's most challenging environments, including those with extremely high temperatures and high pressures. Subsea is currently executing the Kristin subsea project for Statoil, which the Company believes is one of the most challenging subsea projects ever executed. Through this project, the Company has developed technologies and solutions that can withstand production over the life of the field and endure well stream temperature and pressure of 170 degrees centigrade and 900 bars, respectively. Additionally, the Company is currently commercialising its Integrated Production Umbilical, or IPU, which integrates the flowline that transports the well stream to the manifold, offshore installation or onshore installation.

The following table shows the locations of most ongoing subsea projects that Subsea is to managing and supporting as of March 2004.

Project description	Customer	Award Year	Expected completion date	Location of Project
Engineering, procurement and construction of the Kristin subsea system	Statoil	2002	2005	North Sea
Engineering, procurement and construction of the Dalia subsea system*	Total	2003	2007	Western Africa
Frame agreement for maintenance of systems and equipment	Norsk Hydro	1996	2005	North Sea
Frame agreement for engineering, procurement and construction of Umbilicals in the UK sector	Shell Exploration UK	2001	2004	North Sea
Frame agreement for engineering, procurement and construction of Umbilicals in the UK sector	British Petroleum UK	2002	2005	North Sea

*Subsea has been contracted to provide services following completion of the project

Subsea has approximately 1,800 own employees and approximately 380 agency employees, and operates out of Norway, Great Britain, the United States, Angola, Brazil, Indonesia and Australia.

The following table shows selected operating data for Subsea on a combined basis (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	3,799	3,690	3,430
EBITDA*	246	345	192
EBITA*	180	285	127
EBIT*	172	276	120
Exceptional items	-	-	-
EBIT	172	276	120
Order intake	4,110	3,550	4,187
Order backlog (end of period)	1,970	1,608	2,681

*Excluding exceptional items.

8.1.4 Products and Technologies

The Company's Products and Technologies division manufactures drilling equipment and systems, provide global after-sales repair, maintenance and related services, supply oil and gas well intervention services and technology, manufacture process systems and equipment, provide marine operation services and design, manufacture and service most types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

Products and Technologies has approximately 1,650 own employees and 270 agency employees, and operates globally with offices in Norway, Great Britain, Canada, the United States, Brazil, Azerbaijan, Oman, Singapore, Korea, Japan, Malaysia and Australia. Products and Technologies operates through the following subsidiaries: Maritime Hydraulics, Maritime Well Service, Kværner Process Systems, Aker Marine Contractors, and Maritime Pusnes.

Maritime Hydraulics is a global provider of offshore drilling equipment and modules with extensive business in the North Sea and the Caspian Ocean. The divisions drilling equipment and modules include hydraulics, compressors, pumps and complete systems. The drilling equipment is installed on more than 250 rigs around the world, and the division has an extensive and well-established global after-sales repair and maintenance business.

Maritime Well Service's intervention services provide well intervention services to upstream oil and gas operators to increase production of hydrocarbons from reservoirs and optimise the production of oil and gas. Well intervention services also include zonal isolation services and horizontal wireline intervention services through proprietary downhole tractor technology.

Kværner Process Systems' process systems and equipment include traditional systems such as separators, sulphate removal equipment and water treatment packages, and newer technologies such as compact separation, turbine separation, membrane separation technologies and chemical technologies used to prevent hydration and blockages in wellstreams.

Aker Marine Contractors' marine services include mating platform decks with hulls during the installation process; managing floatover operations (the installation process whereby platform hulls are partially submerged and decks are floated on barges over the hulls) during installation, mooring systems installation, subsea equipment installation and installation and removing floating and fixed structures.

The Company also designs, manufactures and services all types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems through its Maritime Pusnes subsidiary.

The following table provides details of contracts under which Products and Technologies provides products and services as of March 2004.

Project description	**Customer**	**Award Year**	**Expected completion/ Expiry date**	**Location of Project**
Subsea installation Snoehvit	Statoil	2003	2006	Norway/Barents Sea
FPSO mooring system Plutonio	BP	2004	2006	Angola
Statoil wireline and tractor frame agreement	Statoil	2002	2005	Norwegian Continental Shelf/North Sea
Kristin floatover, tow and installation	Statoil	2002	2005	Norwegian Continental Shelf/North Sea
Two complete drilling installations for the ACG-2 project in the Caspian Sea	BP	2002	2004	Azerbaijan
Supply of two modules for the Albacore Leste project	Petrobras	2002	2004	Brazil
Marine operations for the Sakhalin II concrete substructures project	SEIC (Shell is operator)	2003	2005	Russia

The following table shows selected operating data for Products and Technologies (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein), adjusted for twelve months inclusion of the oil and gas business of Aker Maritime ASA in the year ended 31 December 2002.

NOKm	**2001**	**2002**	**2003**
Revenue	1,917	3,424	3,311
EBITDA*	115	175	207
EBITA*	86	118	151
EBIT*	82	81	104
Exceptional items	-	-5	-5
EBIT	82	76	99
Order intake	1,975	3,892	3,250
Order backlog (end of period)	696	2,357	2,216

*Excluding exceptional items.

8.1.5 Maintenance, Modifications and Operations Europe (MMO)

Trough its Maintenance, Modifications and Operations Europe (MMO) division, the Company is among the market leaders in the maintenance, modifications and operations market segment, with approximately 50 per cent of the Norwegian shelf market and 15 per cent of the United Kingdom shelf market in 2003. MMO provides engineering and project management services and offshore maintenance, modifications and operations support, decommis sioning and deconstruction of installations (often on long-term contracts). MMO supports engineering and construction requirements of production installations over the entire life of the installation. MMO's core competencies are providing turnkey deliveries of offshore modifications; services under long-term modification and maintenance frame contracts; inspection services; operations and operations support; offshore removal and deconstruction support; and subsurface advisory services.

In recent periods, MMO has moved into the higher margin operations support market. Operations support providers typically generate higher margin compensation for their expertise and for assuming increased responsibility over the installation. Examples of projects where MMO provides operations support include Total's Frigg platform located on the Norwegian shelf in the North Sea and Amerada Hess's AH001 platform in the Rob Roy fields on the U.K. shelf of the North Sea.

The following table provides details of installations MMO provides maintenance, modification and operations services to as of March 2004.

Installation description	Customer	Award Year	Expiry date	Location of Installation
Frame agreement for maintenance on the Kristin platform	Statoil	2004	2007	Norwegian Continental Shelf
Frame agreement for engineering construction and support services on two FPSOs and one FPO	Kerr McGee	2004	2006	UK Continental Shelf
Frame agreement for maintenance on 6 offshore facilities	Norsk Hydro	2003	2006	Norwegian Continental Shelf
Frame agreement for maintenance on North Sea and Norwegian Sea installations	Statoil	2002	2007	Norwegian Continental Shelf
Frame agreement for maintenance on the Draugen facility	Shell	1997	2004	Norwegian Continental Shelf
Frame agreement for maintenance on 4 platforms	BP	2000	2004	Norwegian Continental Shelf
Frame agreement for engineering, construction and operatiosn support on the Armada Platform	BG	2000	2005	UK Continental Shelf
Frame agreement for maintenance on the Jotun and Balder FPSOs and Ringhorne	ExxonMobil	1998	2005	Norwegian Continental Shelf
Sleipner Vest modification	Statoil	2001	2004	Norwegian Continental Shelf
Frame agreement for maintenance on offshore facilities (UK)	Total	1998	2004	UK Continental Shelf
Frame agreement for maintenance on Gyda offshore facilities	Talisman	2003	2004	Norwegian Continental Shelf
Ekofisk Tank Cleaning	ConocoPhillips	2003	2005	Norwegian Continental Shelf

MMO has approximately 5,200 own employees, and approximately 670 agency employees.

The following table shows selected operating data for MMO (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein), adjusted for twelve months inclusion of the oil and gas business of Aker Maritime ASA in the year ended 31 December 2002.

NOKm	2001	2002	2003
Revenue	1,612	5,418	6,311
EBITDA*	15	92	241
EBITA*	8	101	227
EBIT*	8	25	132
Exceptional items	-	-6	-6
EBIT	8	19	126
Order intake	1,966	7,882	6,510
Order backlog (end of period)	2,173	8,029	8,283

*Excluding exceptional items.

8.1.6 Competition

The global market for oil and gas products and services providers is highly competitive. AK Oil & Gas faces substantial competition from a number of companies and technologies in a variety of the target markets for the business' products and services. In many of the businesses in which AK Oil & Gas is involved, contracts are awarded on the basis of the result of a competitive tender process. In the Company's experience, while customers may be influenced by various matters in selecting the successful contractor (such as availability of personnel, condition of equipment, efficiency, safety record and reputation), competitiveness of price is generally the determining factor.

The market for oil and gas products and services is very fragmented and the Group's competitors vary between divisions and even between products. The table below sets out some of AK Oil & Gas' principal competitors in the markets for its principal products and services.

Business Segment	Principal Competitors
Field Development Europe and Oil & Gas Process International	ABB, Amec, Clough, Dragados, Fabricom, Fluor, Heerema, Intec, Jacobs, KBR, McDermott, Mustang, Saipem, Samsung, Technip, Wood Group and Worley
Subsea	ABB, Cooper Cameron, Drilquip and FMC
Products and Technologies	ABB, CDS Engineering, Hanover, Heerema, Kocks, Natco, National Oilwell, Petreco, Petrofac, Rolls Royce, Saipem, Schlumberger, Smedvig, Stolt Offshore Subsea 7, Technip, Varco and Welltec
Modifications, Maintenance and Operations	ABB, Amec, Fabricom, KBR, Petrofac and Wood Group

8.1.7 Description of significant ongoing projects within AK Oil & Gas

Set out below is a summary of significant ongoing projects that AK Oil & Gas is continuing to manage and support as of March 2004.

Kristin EPCH

The Kristin field is a gas and condensate field located in the Norwegian Sea and developed by Statoil. The field is being developed with a floating production platform tied to 12 subsea wells and will serve as a field centre for the development. Production is scheduled to start on 1 October 2005.

In January 2002 the Company, through its subsidiary Aker Stord, was awarded the contract for engineering, procurement, construction and hook-up (EPCH) covering design and fabrication of the deck, process facilities and utilities, and all module hook-up. The contract was worth approximately NOK 5 billion. Overall progress on the platform is on plan, with the completed structure due to leave Aker Stord spring 2005.

Sakhalin II development offshore Russia

The Sakhalin II gas and oil field offshore the Sakhalin Island in Russia will be developed with two offshore platforms with concrete substructures sitting on the seabed. There is limited infrastructure in the area and the surrounding conditions are challenging. The development is the first of its kind in Russia.

The Company's contract with the operator Sakhalin Energy Investment Company Limited (SEIC) (majority owned by Shell) was awarded in July 2003 with a value of about USD 150 million. Shell is the majority shareholder in SEIC. The contract includes engineering, procurement, management and project services for two platform substructures for the Sakhalin II development. SEIC has also awarded the Company's Finnish technology partner Quattro Gemini Ltd. a contract for the construction and installation of the substructures. The Company also provides construction management assistance to Quattro Gemini. The Company and Quattro Gemini are working under a challenging schedule. Sakhalin II is scheduled to start production in 2006/2007. The parties are currently discussing the compensation under the agreed contract mechanism for significant increased contract volumes.

Ormen Lange Onshore Terminal

In March 2003, Norsk Hydro confirmed its award to the Company of a contract for front-end engineering, detail engineering, procurement and project management support for the Ormen Lange onshore gas processing plant in Norway. The contract was worth about NOK 950 million.

The Ormen Lange gas field lies about 120 kilometres north-west of Kristiansund in Norway. It is being developed with subsea production facilities in 800-1,000 metres water depth, combined with an onshore process and export plant. In addition to these facilities, the Ormen Lange development also involves the most extensive gas export system to be built so far on the Norwegian continental shelf. The Ormen Lange work will continue until the plant is ready for production in October 2007. The whole work-scope is estimated at 1.2 million hours, or approximately 700 work-years.

White Rose

The White Rose oilfield is located 350 kilometres east of Newfoundland, Canada. The field is being developed with a production ship, a so-called FPSO (Floating Production Storage and Offloading unit). In April 2002, Husky Energy awarded a joint venture comprising the Company (49 per cent) and its partner Peter Kiewit & Sons Co. (51 per cent), an EPC contract for the complete topside facilities for the White Rose FPSO. Peter Kiewit & Sons Co is the managing partner of the joint venture. The contract had a value of approximately USD 400 million.

Project management and construction on the project is carried out by Peter Kiewit & Sons Co, while the Company performs engineering. All engineering, procurement and construction activities are undertaken from the joint venture's offices in Newfoundland under the name of Aker Maritime Kiewit Contractors (AMKC). The project has now passed the engineering phase and is under construction in Peter Kiewit's Marystown offshore yard. Productivity on the construction sites is traditionally the most challenging factor in this phase of a development project, especially in harsh environments such as Newfoundland. The vessel is scheduled to start production in late 2005. Previously recognised profit of NOK 36 million has been reversed and the profit margin set to zero due to revised estimates.

Ekofisk 2/4-M platform

In March 2003, operator ConocoPhillips Norge announced its award to the Company, through its subsidiary Kværner Egersund, the contract for building the new Ekofisk 2/4-M platform in the Norwegian sector of the North Sea. Worth some NOK 1.75 billion at award, this contract covers both engineering and construction. The Company is to deliver topsides and jacket for the process and wellhead platform, as well as a long bridge with tripod which connects to the existing Ekofisk installations. Jacket and tripod is being fabricated by the Aker Verdal yard near Trondheim, with engineering carried out at Aker Kværner Engineering & Technology in Oslo. The Kværner Egersund yard south of Stavanger builds the topside and bridge. Topside engineering and procurement will be handled by Aker Offshore Partner in Stavanger. Jacket, tripod and bridge are scheduled for delivery in 2004, with the topside due to be installed in 2005.

Kristin Subsea Production Systems

In February 2002, Statoil awarded the Company, through its subsidiary Kværner Oilfield Products AS, an engineering, procurement and construction (EPC) contract for the fabrication and assembly of four templates, wellheads with Xmas trees and control systems, umbilicals and associated installation equipment. The contract award had a value of approximately NOK 1 billion.

The contract involves production and deliveries from several Company facilities, with template fabrication and integration testing of the wellhead equipment at the Company's yard in Egersund, Norway. Production on the Kristin field is scheduled to start in 1 October 2005.

Subsea contract for the Dalia field

In September 2002, field operator Total awarded Kværner Oilfield Products, a subsidiary of the Company, a USD 3.1 million contract for pre-engineering and qualification testing of the subsea production systems for the Dalia field offshore Angola. Kværner Oilfield Products was subsequently, in May 2003, awarded an order to proceed for delivery of the subsea oil production system for the Dalia project. Worth in excess of NOK 2 billion, the contract covers engineering, procurement and fabrication of all required subsea production equipment for the first 42 out of 67 Xmas trees for the total field development.

The Dalia field is a major oil field, located at 1,500 meters water depth 200 kilometres offshore Angola. The field is being developed with a floating production storage and offloading (FPSO) unit connected to the subsea wells. The subsea production system includes 67 Xmas trees for controlling the well stream, nine manifolds as well as related control equipment and work-over systems.

The contract also includes assistance to the operator during installation, maintenance and life of field support. This scope is not included in the contract value given above.

The project is managed from Kværner Oilfield Products' offices in Oslo, with significant parts of the project handled in Luanda, in the offices of the joint venture between the Company and the Angolan engineering company Soapro. Installation of the first subsea equipment is scheduled for the end of 2004. The field is planned to come on stream during the second half of 2006.

Tampen Frame Agreement
The Tampen area in the North Sea covers all facilities operated by Statoil on Statfjord, Gullfaks, Visund and Snorre, all in all 9 of the largest installations in the North Sea. In 2002 the Company, through its subsidiary Aker Kværner Offshore Partner, was awarded a 5-year contract covering maintenance and smaller modification work on the Tampen area. The contract has options for 3 x 2 years extension, i.e. a total of 11 years. The contract has a value exceeding NOK 800 million per year.

8.2 AK E&C

8.2.1 Introduction

The AK E&C business is one of the major providers of design, engineering, project management, procurement management, products and construction services, to niche industrial sectors on a worldwide basis. AK E&C's niches include chemicals and polymers, refining, pharmaceuticals, onshore oil & gas, water, power, nuclear, metals, minerals processing and pulping. The business area operates internationally and with principal offices located in North America, South America, UK, the Netherlands, Sweden, Finland, Asia and Australia.

AK E&C has defined relatively narrow and focused niche target markets, in which the individual business streams seek to develop leading market positions. The overall, average market share of those target markets is currently assessed to be in the 15-20 per cent range. However, there are significant individual variations between the various market segments and technology areas where the Group is operating.

Several of the AK E&C business units hold leading positions with higher market shares within their respective geographical areas or segments and niches, for instance the Power unit in recovery boilers, the Pulping unit in fiberlines, Engineering Services in local markets for maintenance and modification services, Kværner Songer in the iron and steel industry, and the Metal unit has a leading market share in the non-ferrous copper market.

AK E&C has since 2002 been going through a formidable improvement programme, following weak financial performance in several units during 2001 and 2002, including change of management, significant cost reductions and change of business approach (increased focus on services, sharpened technology focus, and improved risk management and project execution approach,). As evidenced by the 2003 numbers, these improvements are taking effect and will most likely bring AK E&C back into a position as an overall significant profit contributor to the Company in the future.

The following table shows selected operating data for AK E&C (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	16,902	12,243	10,942
EBITDA*	-784	-362	339
EBITA*	-900	-463	252
EBIT*	-1,028	-564	157
Exceptional items	-154	-190	-452
EBIT	-1,182	-754	-295
Order intake	17,985	9,768	15,421
Order backlog (end of period)	12,599	7,615	11,489

*Excluding exceptional items.

AK E&C's operations are organised in E&C Americas and E&C Europe.

- *E&C Americas* serves downstream process (refineries and petrochemicals), chemicals, power generation, pharmaceuticals and biotechnology, and mining and metals industries. E&C Americas operates out of North and South America and Australia and is headquartered in Houston, USA.

- *E&C Europe* serves the downstream process (refineries and petrochemicals), pharmaceutical and biotechnology, power generation, pulping, water and nuclear industries. E&C Europe operates out of the UK, the Netherlands, Brazil, Sweden and Finland and is headquartered in Oslo, Norway.

AK E&C reports its financials through eight business streams. Union Construction, Non-union Construction and Metals are operated out of E&C Americas, while Pulping and Engineering Services are operated out of E&C Europe. The Process business stream contains three business units, of which Process belongs to E&C Europe and Pharma is a business unit in each of E&C Americas and E&C Europe. The "Other E&C" unit contains the business units Chemetics, Public Sector and Australia, all three belonging to E&C Americas. The operational structure is visualised in the following figure:


AK E&C
E&C Americas A
E&C Europe
Union Construction
Pharmaceuticals
Non-Union Construction
Metals
Chemetics
Australia
Public Sector
Process
Pulping
Pharmaceuticals
Power
Engineering Services

AK E&C serves a wide range of customers, including integrated, independent and national oil and gas companies, chemical companies, utilities, power producers, pulp and paper producers and other engineering & construction contractors. In alphabetical order, the table below sets out the key customers of each of AK E&C's divisions.

Division	Significant Customers
Union Construction	Calpine, Dofasco, DuPont, Hitachi, ISG, National, North American Steel, SCPPA, TransCanada, US Steel, Wheeling-Pittsburgh Steel
Non-Union Construction	Calpine, Exxon Mobile, Phelps Dodge
Metals	Anglo-American, BHP Billiton, Calpine, Codelco, CVRD, Dofasco, Inco, Nucor, Phelps Dodge, Rio Tinto, SCPPA, Thai Copper Industries,
Process	BP, BASF, DOW, DuPont, DPT, GSK, Honeywell, Huntsman, Imclone, Kuraray, Methanex, Pfizer, Serono, Statoil, 3M corporation Teijin Twaron, Norsk Hydro, Shell
Engineering Services	BASF, BNFL , BP ConocoPhillips, DuPont, GE, Huntsman
Power	Asian Pulp & paper, April, Arauco, Fortum, SCA, Stora Enso, UPM Kymmene, Weyerhauser
Pulping	Asian Pulp & Paper, Aracruz, Mondi, Ripasa, Stora Enso, Södra Cell, VPC
Other E&C	DuPont, Methanex, HiSmelt, Santos

8.2.2 Union Construction

AK E&C's Union Construction business provides union direct hire construction services to the steel, petrochemical and power generation industries from operations located throughout the Northern U.S. and Canada. Activities include relining of blast furnaces and other outage work in the steel industry, maintenance services to various industrial clients and construction of power plants. Planning and provision of construction resources for fast track, short turn around projects undertaken during a plant shutdown are among the key skills of this division.

In 2003, Union Construction secured a major coal-fired power plant project with Hitachi in addition to contracts from SCPPA and Dofasco. Union Construction has been consistently profitable for over 10 years. The table below reflects significant Union Construction projects in which AK E&C was participating as of March 2004:

Project description	Customer	Award Year	Expected completion	Location of Project
Steel mill upgrade expansion project	Dofasco	2003	2005	Hamilton, Ontario
Merchant Power Plant	SCPPA	2003	2005	Burbank, California
Coal Fired Power Plant Construction	Hitachi	2003	2006	Council Bluffs, Iowa

Union Construction has approximately 1,500 own employees plus approximately 50 agency employees. The following table shows selected operating data for Union Construction (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	2,984	2,839	1,545
EBITDA*	116	84	52
EBITA*	109	77	47
EBIT*	96	68	38
Exceptional items	-	-	-
EBIT	96	68	38
Order intake	4,627	1,265	3,307
Order backlog (end of period)	3,738	1,467	3,094

*Excluding exceptional items.

8.2.3 Non-Union Construction

AK E&C's Non-Union Construction business operates in North America, executing non-union direct-hire projects that support the Company's metals, hydrocarbons, pharmaceuticals, chemicals and polymers projects, as well as standalone direct-hire construction projects focusing on power and other heavy industrial projects. Non-Union Construction is headquartered in Houston, Texas, and has approximately 550 employees.

Non-Union Construction has been largely profitable with the exception of 2001-2002 when financial results were affected by the Cal Energy project. In 2003, activities were dominated by two major power plant construction projects.

The table below reflects significant Non-Union Construction projects in which AK E&C was participating as of March 2004:

Project description	Customer	Award Year	Expected completion	Location of Project
Gas fired 540 MW combined cycle Power facility	Calpine Corp	2002	2004	Auburndale, Florida
Cogeneration Power plant 180 MW	ExxonMobil	2003	2004	Baytown, Texas

The following table shows selected operating data for Non-Union Construction (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	1,195	802	756
EBITDA*	-57	-13	31
EBITA*	-59	-15	30
EBIT*	-59	-15	29
Exceptional items	-	-	-
EBIT	-59	-15	29
Order intake	1,653	409	495
Order backlog (end of period)	1,086	498	230

*Excluding exceptional items.

8.2.4 Metals

Metals is one of the world leaders within design, construction, and start up of nonferrous minerals processing facilities. The unit provides project management, process and design engineering, construction and commissioning services for a wide range of projects that convert mined ore into product-grade copper, nickel, cobalt, lead, zinc, gold, silver, soda ash, potash, molybdenum and other commodities. Metals also runs a consultant practice, Bowen, which provides commissioning, business improvement and training services on a global basis.

Metals is headquartered in San Ramon, California, and has a global business operating out of North and South America and Australia. Metals has approximately 400 own employees and approximately 140 agency employees.

The principal customers of Metals, in respect of non-ferrous metals, include various major mining houses, such as Rio Tinto, BHP-Biliton, Inco, Codelco, Anglo-American, Phelps Dodge and CVRD.

The non-ferrous market has over the last few years experienced limited growth, and Metals has as a result of this worked closely together with Union Construction and Non-Union Construction on several power projects in the U.S. Market conditions are still difficult, but higher commodity prices has led to improvement. This is evidenced by the Thai Copper project, which after having been suspended in 1998 now is being completed by the Group. See Section 8.2.11 "Description of significant ongoing projects within AK E&C".

The Company believes that Metals' competitive advantage continues to lie in its engineering, construction and project management and global procurement expertise, coupled with its know-how, and using its operation in South America as a hub for lower cost engineering, and experience of managing projects.

Metals posted significant losses in 2001 and 2002 due to losses on the CalEnergy project and restructuring of the business. Results turned positive in 2003 due to higher workload and start-up of the previously suspended Thai Copper project.

The table below reflects significant projects in which Metals was participating as of March 2004:

Project description	Customer	Award Year	Expected completion	Location of Project
Copper Smelter Project	Thai Copper Industries	2003	2004	Thailand
SXEW Copper Plant	BHP Billiton	2003	2006	Sierra Gorda, Chile
Copper concentrator	Cadelco	2003	2004	Caletones, Chile

The following table shows selected operating data for Metals (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	1,412	1,064	1,208
EBITDA*	-418	-151	76
EBITA*	-424	-156	73
EBIT*	-433	-163	67
Exceptional items	-	-	-330
EBIT	-433	-163	-263
Order intake	2,484	625	1,948
Order backlog (end of period)	1,771	983	967

*Excluding exceptional items.

8.2.5 Process

The Process business stream comprises two sub-streams, Process and Pharmaceuticals ("Pharma") and three business units, Process and Pharma (E&C Europe) and Pharma (E&C Americas). The operating data for the Process division is combined for financial reporting purposes.

The sub-stream *Process* operates out of Europe and provides technology based engineering, procurement, construction and construction management services within selected niches of the chemical and petrochemical industries. The business unit utilises a range of licensed and proprietary technology to design and construct facilities for the manufacture of a variety of chemicals including bulk and speciality chemicals, agrochemicals, inorganic chemicals and fertilisers. Process has for example been involved with the design and construction of approximately 40 per cent of the world's methanol plants including the world's largest single methanol train. The sub-stream *Process* had a significant order intake during 2003. Many of these contracts are to be executed in Saudi Arabia, China, and other Asian growth markets where downstream investments are significant and growing.

The sub-stream *Pharma* operates in the U.S. and in Europe and provide engineering, procurement, construction management and validation services to major pharmaceutical companies. The Pharma market is driven by increased demand for pharmaceutical products due to ageing populations, continuous product innovation by major pharmaceutical companies, and by the emergence of biotechnology based pharmaceuticals. The market is very competitive and both Pharma units have been reducing their cost base, increased focus on validation services and taken a more selective and key customer driven approach to bidding on larger projects.

In 2001 and 2002 results for the Process business area were negatively impacted by the effects of the restructuring, under-utilisation and losses on legacy projects. During 2002 and 2003 the business narrowed its market strategy and implemented a tighter risk regime. Process delivered a positive result in 2003, even though still impacted by restructuring. Based on a healthier order backlog and reduced exposure to old legacy projects the business is well positioned to improve its performance in 2004.

The table below reflects significant projects for the combined Process business stream as of March 2004:

Project description	Customer	Award Year	Expected completion	Location of Project
EVAL (TM) Line 2 Polymers Plant	Eval Europe/ Kuraray Co Ltd.	2003	2004	Belgium
BDO plant - lump sum engineering, procurement, construction	GACIC	2004	2005	Saudi Arabia
Revamp plant extension - lump sum engineering, procurement, construction	DNCC Nanjing	2003	2004	China
Acetic Acid plant extension - lump sum services, engineering, procurement, construction	BP/Yaraco	2003	2004	China
Hen Cheng Pure terephthalic acid plant – lump sum engineering and procurement	Zong Heng	2003	2005	China
VPME – lump sum services	Statoil	2003	2004	Norway
Pharmaceutical plant	Serono	2002	2004	Switzerland

The following table shows selected operating data for the combined Process business stream (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	4,997	2,839	1,843
EBITDA*	-415	-237	-31
EBITA*	-435	-255	-47
EBIT*	-478	-285	-76
Exceptional items	-	-100	-87
EBIT	-478	-385	-163
Order intake	3,349	2,424	1,865
Order backlog (end of period)	1,487	814	896

*Excluding exceptional items.

Process has approximately 1,100 own employees plus approximately 230 agency employees.

8.2.6 Engineering Services

Engineering Services is one of the top three providers of maintenance and modification services in UK and Benelux. The business unit provides total asset lifecycle solutions to plants in operation, including project management, operation and maintenance services, modifications and process improvements.

Industries served by Engineering Services include chemical, refinery, petrochemical, nuclear, pharmaceutical, water, non-ferrous and power. Engineering Services also offer consultancy services in reliability, business modelling and environmental, health, safety, and risk management.

Engineering Services was created in 2003 by combining the two business units Energy and Environmental (incl. Nuclear) and MMO Onshore. The combination was a result of a strategy to focus the units to become pure service providers. As a consequence of this, significant cost savings and efficiency improvements are being realised. However, the restructuring has affected also the division's financial results negatively in 2002 and 2003.

The outsourced share of maintenance in Western Europe is expected to grow significantly over the next years and Engineering Services' main long term objective is to become the leading engineering services provider in Europe, predominately through organic growth, by expanding current customer relationships to other European countries, and by using technology as a differentiator.
The table below reflects significant Engineering Services projects in which AK E&C was participating as of March 2004:

Type of service	Customer	Location
Maintenance and engineering services	BNFL	UK
Maintenance and engineering services	Anglian Water	UK
Maintenance and engineering services	Chevron Texaco	UK
Maintenance and engineering services	Dupont	UK
Maintenance and engineering services	Huntsman	UK
Maintenance and engineering services	BP	Europe

The following table shows selected operating data for Engineering Services (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	1,707	1,554	1,645
EBITDA*	8	-71	-21
EBITA*	2	-76	-25
EBIT*	2	-76	-25
Exceptional items	-	-18	-
EBIT	2	-94	-25
Order intake	2,188	1,651	894
Order backlog (end of period)	2,508	2,240	1,609

*Excluding exceptional items.

Engineering Services has approximately 1,650 own employees plus approximately 120 agency employees.

8.2.7 Power

Power is a leading provider of power boilers, recovery boilers and evaporators to the pulp and paper industries. Combustion of biofuels and wastes and recovery of energy and chemicals are in this industry used to generate power and heat for the facility and surrounding region.

Power also holds a strong position within the European bio-fuel based, power generation market. Power operates on a global basis from Sweden, Finland, Brazil and United States. Global expertise includes conceptual development, preliminary studies, engineering, procurement, construction, project management, commissioning of installations, and operation and maintenance services.

Power's offering is based on combustion and fuel technology developed through several decades of research and technology development. Products include HYBEX® boilers using bubbling fluidized bed technology and CYMIC® boilers using circulating fluidized bed technology.
Power operates a well performing service business, which provides spare parts and upgrades to existing installations worldwide. Power has approximately 1,300 employees.

In 2001 and 2002, Power's financial results were impacted by a difficult market environment and some unprofitable projects. This resulted in losses for the first time for this unit since 1996. Following a restructuring, Power regained its market position, entering 2004 with a record high order backlog.

The table below reflects significant Power projects in which AK E&C was participating as of March 2004:

Project description	Customer	Award Year	Expected completion-date	Location of Project
Supply of equipment, RECOX(TM) recovery boiler machinery and services	Skoghall	2003	2004/2005	Sweden
Recovery Boiler	Jiang Lin	2002	2004	China
Combined Power Island	Veracel	2003	2005	Brazil
New RECOX recovery boiler	Arauco/ Itata	2003	2005	Chile

The following table shows selected operating data for the Power division (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	2,705	2,024	2,294
EBITDA*	6	-56	74
EBITA*	-27	-85	48
EBIT*	-45	-101	33
Exceptional items	-154	-38	-90
EBIT	-199	-139	-57
Order intake	1,386	1,772	4,191
Order backlog (end of period)	999	883	3,001

*Excluding exceptional items.

8.2.8 Pulping

Pulping is one of the top three global providers of machines, process systems and services for the chemical pulp industry world-wide. The unit provides design, engineering, fabrication and project management services for fiberlines and is also a supplier of pollution control systems and specialised process technology. Pulping has a large installed base of products and equipment worldwide, which results in significant aftermarket and modification business. The unit has operations in Sweden, Brazil, Canada and Japan.

Pulping's products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants and are based on decades of focused research and technology. Technologies include, among others, the COMPACT COOKING™ digester (continuous cooking) technology which currently holds the world's capacity record in single line pulp production.

During the last few years, Pulping's customers have been through a phase of consolidation both in Europe and North America. Pulping believes that as a global company it will benefit from this consolidation due to its global position, strong and long standing client relationships, and proven large scale mill technology. Particular strategic focus is directed towards increasing the unit's service business.

Pulping had a very good order intake in 2003, and was among others awarded the Jiang Lin fiberline contract, one of the largest mills in the pulping industry. See section 8.2.11 "Description of significant ongoing projects within AK E&C".

Pulping has approximately 650 own employees plus approximately 90 agency employees. The key customers in this division are APP, Arauco, Aracruz/VPC, CMPC, Mondi Group, Sappi, StoraEnso and Södra Cell.

The table below reflects significant Pulping projects in which AK E&C was participating as of March 2004:

Project description	Customer	Award Year	Expected completion-date	Location of Project
Jiang Lin – cooking and washing	APP/Hainan	2002	2004	China
New fiberline	Mondi	2003	2005	South Africa
Pulp mill upgrade	Bahia Sul	2003	2004/1005	Brazil

The following table shows selected operating data for Pulping (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	1,279	986	1,388
EBITDA*	84	70	133
EBITA*	70	57	118
EBIT*	54	42	105
Exceptional items	-	-	-
EBIT	54	42	105
Order intake	1,359	859	2,039
Order backlog (end of period)	731	418	1,177

*Excluding exceptional items.

8.2.9 Other E&C

Chemetics

Chemetics is a supplier of bleaching chemical plants, pollution control systems and mill-wide information systems to the pulp and paper industry. This unit is headquartered in Vancouver, Canada, with a small operation in Toronto.

Chemetics has been consistently profitable over the last decade until 2001, when the business was adversely affected by two lossmaking projects.

In 2003, bleaching chemicals continued to grow in Asia and the unit signed several projects, especially in the second half of 2003. The U.S. Chlor-alkali market and acid market is still slow but forecasted to improve in 2004.

Aker Kvaerner Australia

OGEP's Australian unit serves traditional markets in oil and gas (onshore), refining, chemicals & polymers and metals. The unit is headquartered in Melbourne, but is also located in Perth and Brisbane.

The main projects executed in 2003 were HIsmelt, an Iron Ore Pelletizing steel plant project and Santos ACE project, an onshore oil & gas project. The office is well diversified and is actively seeking opportunities in all the markets mentioned above.

The table below reflects other significant projects in which AK E&C was participating as of March 2004:

Project description	Customer	Award Year	Expected completion	Location of Project
Chlorine Dioxide Plant	APP	2003	2005	Perawang, Indonesia
Chlorine Dioxide Plant	APP	2003	2004	Hainan, China
Iron Ore P elletizing Steel Plant	Hismelt	2002	2005	Perth, Australia
Onshore O&G Alliance contract	Santos	2002	2004	Melbourne, Australia

The following table shows selected operating data for Other E&C (as reported in the combined key financials, see Section 12.4 "Combined key profit & loss figures", which also gives a description of the main differences between the combined key financials and the pro forma financial statements included herein).

NOKm	2001	2002	2003
Revenue	623	135	263
EBITDA*	-108	12	25
EBITA*	-136	-10	8
EBIT*	-165	-34	-14
Exceptional items	-	-34	55
EBIT	-165	-68	41
Order intake	939	763	682
Order backlog (end of period)	279	312	514

*Excluding exceptional items.

8.2.10 Competition

The global market for engineering and construction products and services providers is highly competitive. AK E&C faces substantial competition from a number of companies and technologies in a variety of the target markets for the business' products and services. In many of the businesses in which AK E&C is involved, contracts are awarded on the basis of the result of a competitive tender process.

AK E&C's markets are very fragmented and our competitors vary between divisions and even between products. The table below sets out some of our principal competitors in the markets for our principal products and services.

Business Segment	*Principal Competitors*
Union Construction	Stevens Painton, Alberici, Peter Kiewit & Sons, Bechtel, Graycor, SNC-Lavalin, Babcock & Wilcox
Non-union Construction	Bechtel, Fluor, Jacobs, Foster Wheeler, TIC, Peter Kiewit, Zachry, Gray, Comstock
Metals	Bechtel, Fluor Daniel, SNC-Lavalin, Hatch, Amec, Foster Wheeler, Parsons
Process	Fluor, ABB, KBR
Pharma	Jacobs Engineering, Fluor, Foster Wheeler, Lockwood Green
Engineering Services	Jacobs, Amec
Power	Andriz, Mitsubishi, B&W, HPD, Foster Wheeler, Alstom
Pulping	Metso, Andriz

8.2.11 Description of significant ongoing projects within AK E&C

Set out below is a summary of significant ongoing projects that AK E&C is continuing to manage and support as of March 2004.

Thai Copper Industries - Thailand
In January 2003, E&C Americas received confirmation that Thai Copper Industries had successfully completed financing of its Copper Smelter project in Thailand. A USD 115 million contract for the Company to participate in the project was thereby effective.

Construction of the Copper Smelter was suspended in 1998 as a result of the Thai economic crisis. At the time of the suspension the overall project was approaching 70 per cent complete. Under the new agreement, the project will be completed in 2004.

GACIC – Butanediol project in Saudi Arabia
In the first quarter of 2004, the Company entered into a contract with Gulf Advanced Chemical Industries Company (GACIC), under which the Company will provide engineering, procurement and construction, including commissioning and start-up services, for a 75,000 tonnes per annum Butanediol plant in Al Jubail, Saudi Arabia. The contract has a value of approximately USD 140 – 150 million, and is scheduled to take 33 months from the start of preliminary work. Plan start-up is scheduled for the fourth quarter of 2005.

Calpine Power Project in Florida, USA
E&C Americas announced in November 2001 that it had been awarded a USD113 million construction and procurement contract by Calpine Corporation, to build a 540MW combined-cycle power generating facility. The new Osprey Energy Center is located in Auburndale, Florida, USA, next to Calpines existing Auburndale facility. The facility is scheduled for completion in 2004.

Magnolia Power Project – Southern California Public Power Authority, USA
In April 2003, Southern California Public Power Authority (SCPPA) awarded the Company a USD 121 million contract for the Magnolia Power Project, a 250 megawatt, natural gas-fueled, combined cycle power plant in Burbank, California. The scope of work includes engineering, procurement, and construction (EPC). The Magnolia Power Project is scheduled for energy delivery in 2005.

Council Bluffs Power Plant – Iowa, USA
In September 2003, the Company's Union Construction division through Kvaerner Songer Inc signed a contract with Hitachi America, Ltd. to construct MidAmerican Energies 790 megawatt, coal fired steam power plant at the Council Bluffs Power Generations Unit located in Council Bluffs, Iowa. Site mobilization began in August 2003. The contract for site construction services is valued at approximately USD 300 million. The plant is expected to begin commercial operation in June 2007.

Jiang Lin - Power and Pulping contract in China
In April 2003, Pulping announced a EUR 100 million contract with a Chinese client for the supply of a complete fiberline, including washing and bleaching, rated at 3000 tons/day. This will be the largest single-line fiberline in the world. The design, manufacturing of proprietary equipment and project management services will be supplied from Karlstad, Sweden.

Power announced in July 2003 that the same client had finalised financing for the recovery boiler for the new greenfield pulp mill in China. The order was worth EUR 80 million and is for equipment and engineering services. Power is to supply a recovery boiler rated at 5000 tons dry solids/day, which will be the largest unit in the world. The design, project management and manufacturing of pressure parts are done in Tampere, Finland.

Zong Heng - Two PTA plants in China
In October 2003, Process announced a contract to provide engineering, procurement and technical advisory support for two new pure terephthalic acid (PTA) plants in China. PTA is used globally as a key ingredient in the manufacture of polyester fibres, resins and films. The contract, valued between USD170-180 million, will be led from the Group's Solent office in the United Kingdom. The scope of work comprises basic engineering, the supply of offshore equipment and materials, together with technical advisory services, for two 530 ktpa (thousand tonnes per annum) PTA plants. The project will

utilise INVISTA's (formerly DuPont's) advanced and proven PTA technology. The scope of this contract remains to be formalised in a signed contract after required bonding arrangements have been established.

Skoghall board mill in Sweden

In December 2003, Power signed a contract for the supply of equipment, machinery and services to Stora Enso's Skoghall Mill in Sweden, worth a combined total of more than EUR 100 million. Stora Enso is modernizing its Skoghall board mill located in Central Sweden to ensure the cost effective production and to achieve world class environmental and energy efficiency performance. Power will supply a new recovery boiler rated at 2,200 tons dry solids/day. The new power boiler will produce energy for the mill's processes with a thermal capacity of 136 MW.

The recovery boiler and evaporation plant will be completed by autumn 2005 and the power boiler conversion will be commissioned in the summer of 2006.

Mondi Ltd. – Fiberline contract, South Africa

In May 2003, Pulping entered into a contract for the supply and installation of a new fiberline for Mondi Ltd.'s Richard Bay Mill in South Africa. The value of the contract was EUR 65 million, of which approximately 30 per cent is to be procured in South Africa. The upgrade will result in material improvements to the environmental performance of the mill, as a result of the new technology applied in the washing and bleaching stages. The new fiberline is scheduled for start-up in February 2005.

9. GROUP FUNCTIONS

9.1 GROUP CORPORATE STRUCTURE

The Company is the ultimate parent company of the Group, with a significant number of subsidiaries and affiliated companies. Appendix 8 hereto illustrates in a simplified way the Group's corporate organisation, as it relates to the Group's main business areas.

9.2 PROJECT RISK MANAGEMENT

The Group is one of the world's major providers of design, engineering, project management, procurement, products and construction services to the oil & gas industry and a selection of other niche industrial sectors world-wide. Consistent high quality project execution and risk management are important for the Company, not only to improve its own profitability and quality, but also to maintain customer relationships. To further improve quality, the Group has implemented a common execution model, based on the proven model used in the North Sea.

The Company currently deploys a uniform system for identifying and managing risk elements in projects. The Group's risk policy and a standard risk classification system apply a common execution model for risk reporting, assessment and analysis to projects, requiring projects to go through a formal process with several decision gates from the early stages in the tender process up through the contract award stage. This is all backed by a common web based IT-tool, providing a structured and common approach, which allows for re-use of information and the highlighting of key risks and important opportunities. All projects with contract value in excess of a defined threshold value or smaller projects with special risk elements are subject to review from a risk committee and CEO approval prior to tendering. The risk committee serves an advisory role to the Company's management, reviewing the risk and reward of major projects prior to tendering and ultimately recommending a course of action on a project. As part of the common execution model there are peer group reviews at major milestones throughout the project. The frequency of these reviews are linked to the risk classification of the project. Ultimately, the Company believes these procedures provide the Group with adequate project control and risk management for its line of business.

9.3 INSURANCE

The Group insures risks where insurance cover on economic terms is available. Insurance is purchased on a Group basis, unless the risk is specific to a business area, business unit or country.

Insurance maintained by the Group is currently purchased through or from Kværner Insurance AS, an insurance captive owned 100 per cent by Kværner (outside the Group). A description of the relations with Kværner Insurance AS is included under Section 9.7 "Certain inter-company relations with Kværner".

The Group maintains insurance programs to protect its businesses against loss of assets and/or liabilities. The Group is, and will continue to be, beneficiary under group policies maintained by the Kværner Group. Risks insured against generally include material damage (both premises/contents and contract works), business interruption, workers' compensation and employer's liability, general liability, including third party and product liability, and director's and officers' liability. The Group believes it has appropriate insurance coverage for its businesses. However, there are certain types of risks that generally are not insured against because they are either uninsurable or not economically insurable. These include losses incurred as a result of war, certain environmental liabilities and political risks, among others. In addition, most of the insurance policies of the Group provide for limitations on the minimum and maximum amounts that may be recovered for any one loss event or any series of losses, and recovery is generally dependent on the insured first making payment of the appropriate excess or deductible. Should an uninsured loss or a loss in excess of insured limits occur, the results of operations, business and the financial condition of the Group could be materially adversely affected. See Section 6.2.8 "Uninsured losses".

9.4 HEALTH, SAFETY AND ENVIRONMENT

The Group is subject to numerous national and international health, safety and environmental ("**HSE**"), laws, regulations, treaties and conventions that affect the operation of the Group's various business areas. The Company believes that, to the extent applicable, the Group is in material compliance with such regulations.

The Company uses considerable efforts to minimise the environmental impact of the Group's operations, with particular focus on the efficient use of materials, natural resources and energy and on controlling the Group's level of waste production. The Group's products and services are designed to be safe, energy-efficient and to avoid undue environmental effects. The Company also seeks to ensure that the Group's products are designed to be recyclable whenever possible or, in the alternative, that they can be easily disposed of without detriment to the environment.

The Group has extensive HSE systems and procedures in place, which are continuously monitored to identify and minimize potential sources of risk. The Company continuously strives to safeguard the Group's employees, relevant third parties and the environment by providing a workplace free of recognised hazards. Among other things, the Group has implemented sound policies and procedures, systematic follow-up, training activities, personnel development, incentive programs, employee consultation and assessments and investigations of accidents and near-miss incidents in its HSE program. The successful implementation of the Group's HSE policy objectives requires strong management involvement and significant employee participation in appropriate HSE training and activities. The Company is committed to ensuring that such involvement and participation is achieved and maintained.

The Group's HSE system recognises that the Group is a highly decentralised organisation; while group management establish policies and targets, implementation of the HSE program rests with individual business areas. The head of each business area is tasked to ensure that its business units set and examine their HSE achievements within the framework of the Group policy. Unit managers then have responsibility for implementing an appropriate HSE management system within their unit.

9.5 PATENTS, PERMITS AND LICENSES

The Group owns or has exclusive rights to use a number of patents that are being used throughout its various business areas. The Company is not reliant on any single patent for the successful operation of the Group as a whole. To a large extent, the Group depend on trade secrets, technological capabilities and application of know-how rather than patents in the conduct of its business.

Each of the Group's business operations is subject to permits, licences and approvals in its ordinary course of business, none of which are deemed significant to the operations of the Group as a whole.

9.6 TECHNOLOGY DEVELOPMENT

Through active management of its investment in technology development, the Company seeks to maintain a balance between short-term and long-term technology development programs to optimise the Group's return on investment. Each year, the Company and its customers invest significantly in technology development.

The Group's technology development area focuses on developing and commercialising the core technologies of the Group's business that are of strategic importance to future growth. Typically, the Group's customers fund a large part of the development costs relating to the development, design and engineering of installations.

The Group is actively undertaking development and engineering programs in a number of advanced technical areas, and also develops strategic technological alliances with potential customers and competitors in particular segments in order to save costs.

9.7 CERTAIN INTER-COMPANY RELATIONS WITH KVÆRNER

Certain inter-company relations between the Group and the other parts of the Kværner Group have been upheld or established following the Restructuring. The main inter-company relations are described below.

Labour services agreements in respect of certain UK Employees

Aker Kvaerner Oil and Gas Services Ltd., Aker Kvaerner E&C Services Ltd. and Aker Kvaerner Shared Services Ltd., all being companies owned indirectly by Kværner (and not part of the Group) has entered into individual Labour Services Agreements with entities in the Group in respect of approximately 1,850 employees.

Services provided under the labour service agreement are invoiced on a cost plus basis, which includes an amount equal to the ongoing pension contributions in respect of such personnel.

The term of the labour service agreements is typically two years, although the beneficiary companies of the service may terminate the agreement upon thirty to ninety days' notice.

Parent company guarantees

The Company provides parent company guarantees ("**PCGs**") in respect of contractual obligations taken on by the different companies within the Group. Previously, Kværner provided PCGs in respect of the Group's operations. In connection with the Reorganisation, PCGs provided by Kværner in respect of obligations taken on by companies within the Group, will to the extent possible be assigned to the Company. In respect of PCGs where consent for assignment is not obtained, the Company will issue counter-guarantees for the benefit of Kværner on ordinary terms and conditions to be agreed between the parties.

Kværner Insurance AS

Kværner Insurance AS, a company owned 100 per cent by Kværner, provides services related to insurance procurement to the Kværner Group, and also assumes risk as captive in certain matters. Currently, the insurance maintained by the Group is purchased through Kværner Insurance AS. However, none of the Group companies are under any obligation to purchase insurance services from Kværner Insurance AS.

Insurance covers provided to the Group by Kværner Insurance AS are on arm's length terms. Kværner Insurance AS assumes risk as captive if this can be arranged at terms better than or equal to the terms offered by the external insurance market. Kværner Insurance AS' captive business comprises professional indemnity insurance, Norwegian workers' compensation and personal accident. Other Group Insurance policies are purchased from external insurance carriers.

Insurance coverage is currently maintained at the Kværner Group level for general liability, professional indemnity, property damage/business interruption, contractors' all risk, marine cargo, directors' and officers' liability, crime, special contingency and emergency evacuations, in addition to country-specific coverage.

Aker Kværner Asset Management ASA

Aker Kværner Asset Management ASA, a wholly-owned subsidiary of Kværner, is a provider of pension fund asset management and related services to companies within the Kværner Group. The Company will continue to make use of these services after the Restructuring. All agreements are on arms' length terms.

Shared services

The Group has adopted a strategy of providing shared services to the operating companies through its Business Partner concept. Following the restructuring, Business Partner now comprises Aker Kværner Business Partner AS ("**AKBP Norway**"), Aker Kvaerner Business Partner Limited ("**AKBP UK**") and Aker Kvaerner Shared Services Inc ("**AKBP US**"). All three entities are indirectly owned 100 per cent by the Company, and therefore form part of the Group.

The scope of services provided by Business Partner comprise:

Financial services:	accounting, accounts payable, expense reports, billing/collections and other transactional services
HR services:	personnel policies and administration, government interface, health and welfare, expatriation and immigration, payroll and compensation management and retirement programs
Office services:	manage lease of office buildings and facility related vendors, security, cleaning, storage needs, office supplies, mail and copying

IT infrastructure:	infrastructure, standard workstations and software platforms, helpdesk, telecom and information systems
Administrative services:	secretarial and administrative support for top management, management and projects.

It has been agreed that Business Partner shall continue to deliver certain information technology and other services to Kværner Group companies outside the Group for a temporary period, while some office facilities and other real estate will be leased or subleased from Business Partner until the leases are terminated or transferred to the respective non-Group users. All of these transactions between the Business Partner companies and other parts of the Kværner Group will be on arms' length terms.

The lease agreement for the Group's headquarters in Prof. Kohts vei 15 at Lysaker, Norway, has been retained by Kværner. Kværner subleases the premises to Business Partner, which in turn will sublease to the different users, including the Company. In addition to its customers within Kværner, AKBP Norway provides services to a few external customers.

Engineering resources from Ellayess Ltd.
Ellayess Ltd ("**Ellayess**"), an indirect subsidiary of Kværner outside the Group, is a long-term provider of engineering resources to various AK E&C and AK Oil & Gas companies within the Kværner Group. Ellayess also provide similar services to external customers. Ellayess is one of the world's largest specialized recruitment agencies, formed from the merger of two leading internal engineering and specialist firms; Lawrence Allison and Aker International Resource Group. The operation has in total nine recruitment centers on three continents.

Ellayess provides engineering resources to various entities within the Group. The services are provided on an arm's length terms.

Licence to the "Aker", "Kværner", Kvaerner" and "Maritime" trademarks
The "Aker" name is a registered trademark of Aker RGI Holding AS, the parent of Aker Maritme ASA and one of the Company's indirect principal shareholders. The Company is permitted to use the Aker trademark under a licence agreement between Aker RGI Holding AS and the Company. No royalty is paid in connection with the licence; however, the Company can only use the Aker trademark in combination with "Kvaerner" and/or "Kværner" and the licence does not in any way restrict the use of the Aker trademark by the Aker RGI group. According to the terms of the licence, the Company and its subsidiaries, branches and subdivisions are entitled to use these trademarks, wholly or in part, as part of their company names, trademarks, secondary trade names, brand names, product names and internet domain names. If the Company sells all or part of its business or a subsidiary, branch or subdivision or in any way reduces its direct or indirect ownership to 50 per cent or less in a company, the right to use the trademarks is terminated for that business/subsidiary.

The "Kværner" and "Kvaerner" names are registered trademarks of Kværner, and the Group will be permitted to use these trademarks under a licence agreement between Kværner and the Company. The terms of this licence agreement are identical to the terms applicable to the Aker-licence, provided that the licence allow for the use of the trademarks on a standalone basis.

The "Maritime" trademarks are also licensed to the Company by Aker RGI Holding AS. The terms of the licence are identical to the terms applicable to the licence of the "Kværner" and "Kvaerner" trademarks.

10. DIRECTORS, MANAGEMENT AND AUDITORS

10.1 BOARD OF DIRECTORS

The overall management of the Company is vested in the Board and the Group President & CEO, with the latter being responsible for the day-to-day management of the Company and the Group in accordance with instructions, policies and operating guidelines set out by the Board.

10.1.1 Board of Directors

As a wholly owned subsidiary of Kværner, the Board of the Company currently comprises members of the management and senior executives of the Kværner Group, namely Finn Berg Jacobsen (chairman), Inge Hansen, Ørjan Svanevik, Eiliv Gjesdal and Anders Misund. Effective no later than from 2 April 2004, the current directors will be replaced with the persons set out below. The table below also sets out the new directors' ownership of Shares or rights to Shares in the Company:

Name	Position	Address	Number of Shares	Number of Options
Leif A. Langøy	Chairman	Brattvåg, Norway	0	0
Jon Fredrik Baksaas	Director	Sandvika, Norway	0	0
Reidar Lund	Director	Tananger, Norway	0	0
Bjørn Flatgård	Director	Kolbotn, Norway	0	0
Helge Midttun	Director	Nesbru, Norway	0	0
Atle Tranøy	Director, employee representative	Stord, Norway	0	0
Eldar Myhre	Director, employee representative	Hafrsfjord, Norway	0	0
Bernt H. Kilnes	Director, employee representative	Sparbu, Norway	0	0

Leif-Arne Langøy, age 48, is a graduate from the Norwegian School of Economics and Business Administration in Bergen. Before taking up management positions in the "H-vinduet - Group", he was a business consultant to Haram local Council. Mr Langøy took up the position as CEO for Aker Yards, and later Aker Kværner Yards after 13 years as CEO at Aker Brattvaag. Today, Mr Langøy is the CEO of Aker RGI. Mr. Langøy is a Norwegian citizen.

Jon Fredrik Baksaas, age 49, joined Telenor in 1989 and has held position as Director of Corporate Finance, Executive Vice President and CEO of TBK AS. He was appointed Deputy CEO of Telenor in 1997 and has served as Telenor's CEO since 21 June 2002. Before joining Telenor, Jon Fredrik Baksaas held finance-related positions in Aker AS, Stolt-Nielsen Seaway and Det Norske Veritas. Mr. Baksaas is a graduate from the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications from IMD in Lausanne, Switzerland. Mr Baksaas is presently non-executive director of the boards of Gyldendal ASA, Doorstep AS and Handelsbanken, Sweden. Mr. Baksaas is a Norwegian citizen.

Reidar Lund, age 65, was managing director of Transocean ASA for 12 years and played a key role in bringing about the merger with Sonat of the U.S. and the foundation of Transocean Offshore Inc. He subsequently built up the rig company Prosafe ASA, first as managing director and in the last two years as working chairman. Mr Lund is presently non-executive director of the boards of Prosafe ASA, Møkster Rederi AS, Møkster Shipping AS, Skanem Industrier AS, Holta & Håland Instrumentering AS, Holta & Håland AS and Håland Eiendom & Finans AS. Mr Lund is a Norwegian citizen.

Bjørn Flatgård, age 55, is President and CEO of Elopak AS. With a Master of Science from the Norwegian Institue of Technology and a degree in Business Economics from the Norwegian School of Management, Mr. Flatgård has held main positions in several industrial companies in Norway. From 1985-1996 he was member of the Corporate Management of Nycomed AS, later Hafslund Nycomed AS. Mr. Flatgård holds several board positions in Elopak companies and subsidiaries, and in SalMar A/S. He is presently deputy chairman of the Board of Aker RGI AS, from which he will resign after being elected to the Company's Board. Mr Flatgård is a Norwegian citizen.

Helge Midttun, age 48, was appointed CEO of Fjord Seafood ASA in 2003. Prior to this Mr. Midttun was CEO of Det Norske Veritas, and from 1996-2001 he headed of Zenitel/Stento. Mr. Midttun has previously also worked for Arthur Andersen, Schlumberger Scandinavia, Scanvest Ring and Rieber & Søn. When working for Rieber, he was in charge of developing the company's activities in the Czech Republic and Slovakia for four years, and was also a member of the executive board. Mr. Midttun is a graduate from the Norwegian School of Economics and Business Administration in Bergen. He is presently non-executive director of the board of Vesta AS and has previously been non-executive director of the boards of Statoil ASA, Selvaag-gruppen AS, Offshore Northern Sea and Nor-Cargo Gruppen. Mr. Midttun is a Norwegian citizen.

Atle Tranøy, age 47, is a Director elected by the employees. Mr. Tranøy became a full-time Local Convenor in Aker Maritime in 1987, and Group Union Convenor in Aker Maritime and Chairman of the European Works Council in 1997. He has also been a Director of Aker RGI and Aker Maritime. Since the merger between Kværner and Aker Maritime he has been Group Union Convenor and Chairman of the Works Council in Kværner. Mr. Tranøy is a Norwegian citizen.

Eldar Myhre, age 54, is elected by the employees as a Director and has held this post since May 1989. Mr. Myhre has been full-time occupied as a local union convenor within Kværner for several years. Since 1996, he has also acted as Group Union Convenor. Mr. Myhre is a Norwegian citizen.

Bernt Harald Kilnes, age 55, is a Director elected by the white-collar employees and has held this position since October 2002. Mr. Kilnes graduated as a Telecommunications Engineer and also has a degree in Economics and Business Administration. He has been employed since 1989 as a Project Procurement Manager at Aker Verdal and is currently also a member of the board of Aker Verdal AS. Mr. Kilnes is a Norwegian citizen.

10.1.2 Remuneration of the Board of Directors

The Company was established on 29 January 2004, and has consequently not yet paid any remuneration to the Board. The Company expects that the remuneration to the Board for the financial year 2004 will be at a level similar to the remuneration paid to the board of directors of Kværner for the financial years 2002 and 2003. Total fees paid to the board of directors of Kværner in 2003 amounted to NOK 2,775,000.

10.2 SENIOR MANAGEMENT GROUP

The table below sets out the names of the members of the Group's Senior Management Group, their current positions and ownership of Shares or rights to Shares in the Company:

Name	Position	Address	Number of Shares	Number of Options
Inge Hansen	Group President & CEO	Oslo, Norway	0	0
Finn Berg Jacobsen	Group Executive Vice President, Chief of Staff and Acting Group CFO	Oslo, Norway	0	0
Jon Erik Reinhardsen	Group Executive Vice President	Houston, Texas, USA	0	0
Jarle Tautra	Executive Vice President E&C Europe	Bergen, Norway	0	0
Gary Mandel	Executive Vice President, E&C Americas and Oil, Gas and Process International	Houston, Texas, USA	0	0
Simen Lieungh	Executive Vice President, Field Development Europe	Oslo, Norway	0	0
Torleif Gram	Executive Vice President, MMO Europe	Stavanger, Norway	0	0

Raymond Carlsen	Executive Vice President, Subsea	Houston, Texas, USA	0	0
Mads Andersen	Executive Vice President, Products and Technologies	Oslo, Norway	0	0

Inge K. Hansen, age 57, Group President & Chief Executive Officer. Prior to this appointment, Mr. Hansen was Acting President and Chief Executive Officer at Statoil ASA and he has also previously held the position of Chief Financial Officer and Executive Vice President in Statoil ASA's Corporate Center and Services division. Mr. Hansen has also served as Managing Director at Orkla Finans ASA, President at NOR Independent Leasing and as a general manager with Bergen Bank/Den norske Bank ASA. Mr. Hansen is a graduate from the Norwegian School of Economics and Business Administration in Bergen. Mr. Hansen is a Norwegian citizen.

Finn Berg Jacobsen, age 63, Group Executive Vice President, Chief of Staff and Acting Chief Financial Officer of the Group. Mr Berg Jacobsen has been Acting CFO and Chief of Staff of Kværner from January 2004. Prior to this he has been Group EVP and Chief of Staff of Kværner since February 2002. Berg Jacobsen also acted as CFO of Kværner from September 2001. Prior to this appointment, Berg Jacobsen spent 33 years of his career with Arthur Andersen & Co. He was appointed Country Managing Partner for Norway in 1977. He became a member of Arthur Andersen's Worldwide Executive Committee in 1994. Mr Berg Jacobsen is a graduate from the Norwegian School of Economics and Business Administration in Bergen and holds an MBA from Harvard Business School. During his career, he has also been chairman and held memberships of many organisations within the Norwegian financial community, in addition to serving on several government committees and task forces. Mr Berg Jacobsen is a Norwegian citizen.

Jon Erik Reinhardsen, age 47, Group Executive Vice President. Mr. Reinhardsen has been Executive Vice President in Kværner's Oil & Gas business area since March 2002, following five years as Executive Vice President in Aker Maritime ASA. Reinhardsen has nine years experience within executive management and nine years within senior management in Aker Maritime ASA, Maritime Group ASA and Tentech International AS, among other companies. Prior to this, Reinhardsen worked for four years within research. In addition, he has ten years experience on 50 various boards and committees. Mr. Reinhardsen is a Norwegian citizen.

Jarle Tautra, age 50, Executive Vice President E&C Europe. Mr. Tautra has been Executive Vice President in Kværner E&C Europe and Asia since May 2002. Tautra has 20 years of experience from offshore-related activities and was for four years President of Aker Oil & Gas and Executive Vice President for EPC Norway in Aker Maritime ASA. Prior to this, Tautra worked in Norsk Hydro ASA between 1985 and 1997, where he held positions as Project Director for the Visund Project, as well as Manager of the Project Section within the Exploration & Production Division's operations in Bergen, Norway. Mr. Tautra is a Norwegian citizen.

Gary Mandel, age 44, Executive Vice President E&C Americas and Oil, Gas and Process International. Mr Mandel previously headed the Oil, Gas and Process International business unit of Kværner's Oil & Gas operations and held the position of Executive Vice President. Mr Mandel has over 23 years experience in the oil and gas industry, with emphasis on engineering, procurement, construction, project management, maintenance, sales, and operations for the power, petrochemical and hydrocarbon industries. His project experience includes managing and executing expansions, revamps and turnarounds of numerous domestic and international power, petrochemical, oil & gas, and refining facilities. Mr Mandel is a U.S. citizen.

Simen Lieungh, age 43, Executive Vice President in the Field Development Europe dvision. Mr. Lieungh has headed the Field Development Europe business unit of Kværner's oil and gas operations and held the position of Executive Vice President since February 2002. Mr. Lieungh joined Kværner in 1988 and has 16 years' experience on large feld development projects, covering all phases from conceptual studies, through to completion and delivery of complete installations. Mr. Lieungh's experience includes acting as Project Director of the Aasgard B EPCI project, the world's largest floating gas platform, with a contract value of NOK 10.8 billion. Mr. Lieungh is a Norwegian citizen.

Torleif Gram, age 54, Executive Vice President in the Maintenance, Modifications and Operations Europe division. Mr Gram has headed the Maintenance, Modifications and Operations - Europe business unit of Kværner's oil and gas operations and held the position of Executive Vice President since March 2002. Mr. Gram joined Aker Kværner in 1976 and has extensive experience with both Aker Engineering AS and Aker Stord AS, where he has held various positions, including Discipline Leader, Engineering Manager and Project Manager. He has held the position of Managing Director in Aker Contracting AS since 1991 and in Aker Offshore Partner AS since 1994, respectively. Mr Gram is a Norwegian citizen.

Raymond Carlsen, age 48, Executive Vice President in the Subsea divison. Mr. Carlsen has headed the Subsea business unit of Aker Kværner's oil and gas operations since September 2003. This business unit includes the subsidiary Kvæmer Oilfield Products, which he has headed since 2002. Carlsen has 23 years of broad international management background. He has been with Kværner since 1989, with senior management assignments in South East Asia, Europe and the United States. He graduated from Florida Institute of Technology in 1981, and holds a Master of Science degree in Environmental Engineering. Mr. Carlsen is a Norwegian citizen.

Mads Andersen, age 38, Executive Vice President in the Products and Technologies division. Mr Andersen has headed the Products and Technologies business unit of Kværner's oil and gas operations and held the position of Executive Vice President since September 2003. Mr Andersen joined Aker Kværner in 2000, and was previously head of Maritime Well Service, a subsidiary business area of Products & Technologies. Mr Andersen began his oil career at Sclumberger in 1989 as an international field engineer and held various technical and managerial positions within oilfield service, consulting and oil companies before joining Kværner in 2000. Mr Andersen holds a Bachelor of Sciences degree in Mechanical Engineering from Glasgow University and an associate degree in Business Administration from the Norwegian School of Management. Mr Andersen is a Norwegian citizen.

10.3 REMUNERATION TO PRESIDENT & CEO AND OTHER SENIOR MANAGERS

General

The purpose of the remuneration principles for the Group President & CEO, members of the Group Executive Team and Senior Managers is to develop a performance based culture based on the group's values and leadership approach, which contributes to good financial results and increased value creation for the owners.

Senior Managers are paid a fixed market-based base salary with an additional variable pay to reward the achievement of financial and personal performance, leadership performance in accordance with the company's values and leadership approach, and the development of the Company's share price.

The members of the Group Executive Team and Senior Managers participate in the standard pension and insurance schemes that apply to all employees. See Section 11.4 "Pension Schemes".

The members of the Group Executive Team and Senior Managers have all transferred from Kværner to the new Group with their previous terms and conditions.

Group President & CEO's remuneration

As Group President & CEO, Mr. Inge Hansen's remuneration package will include a fixed annual salary of NOK 4,000,000. In addition, he will have a bonus scheme dependent on the achievement of defined short term and long-term results. The Board will determine the bonus.

Mr. Hansen's employment agreement can be terminated with six months notice. He will be entitled to a severance payment equivalent to six months' salary if the Company terminates his employment. Mr. Hansen will receive pension and insurance benefits in accordance with the Group's policy.

Senior Executives' remuneration
Group Executive Vice President, Chief of Staff and Acting CFO, Finn Berg Jacobsen's annual base salary is NOK 2,100,000. Mr Berg Jacobsen's employment agreement can be terminated with six months' notice and he is not entitled to any further salary on leaving the company. He is covered by the company's standard pension scheme for that proportion of his salary which does not exceed 12 times the Norwegian base amount, and has a bonus scheme dependent on the achievement of defined short-term and long-term results up to the value of 60 per cent of his based salary.

Group Executive Vice President Jon Erik Reinhardsen's annual base salary is NOK 2,450,000, with an additional expatriate allowance during his assignment in Houston. Mr. Reinhardsen's employment agreement can be terminated with six months' notice. He is entitled to receive six months' salary from the expiry of the period of notice. He is covered by the company's standard pension scheme for that proportion of his salary which does not exceed 12 times the Norwegian base amount, and has a bonus scheme dependent on the achievement of defined short-term and long-term results up to the value of 60 per cent of his based salary.

Other Senior Managers
In addition to their annual base salary, Senior Managers can earn an additional variable pay up to the value of 60 per cent of base salary depending on the achievement of financial targets (based on EBIT and average working capital during the year) as well as personal targets (project targets, development of commercial solutions, values and leadership approach). Half of the variable pay is paid the following year. After a further two years the following is paid:

(a) the remaining half of the earned amount, plus interest
(b) a corresponding amount (exclusive of interest) to encourage executives to maintain their employment in the Company
(c) an amount which corresponds to the sum of (a) and (b) multiplied by the percentage by which the Company share price increase in the three years period.

The employment agreement for other Senior Managers can be terminated with six months' notice. If the Company terminates the employment, six months' salary is payable on expiry of the period of notice. Any salary received from other employers during these six months is deductible.

10.4 LOANS

According to the Company's reward policy for managers and employees, no loans are granted to the Group President and CEO, the Group Executives, Senior Managers or other employees. The Company has thus not given any loans to managers or employees. Loans given by Kværner to employees within the Kværner Group – some of which are now employed in the Group – amounted to approximately NOK 15 million as at 31 December 2003. The Company has releaved Kværner for all risks related to loans to Group employees.

There are no outstanding loans from Kværner or the Company to members of the Board.

10.5 EMPLOYEE INCENTIVE ARRANGEMENTS

There is currently no common incentive program in place on a group level for all employees. However, there are general variable pay programs in a limited number of the Company's subsidiaries.

A group of managers and senior professionals participate in an annual variable pay programme. See Section 10.3 "Remuneration to President & CEO and other Senior Managers".

10.6 INDEPENDENT AUDITORS

The Company's auditor is KPMG AS, independent public accountants, located at Sørkedalsvn. 6, P.O. Box 7000 Majorstuen, N-0611 Oslo, Norway. KPMG AS is also Kværner's auditor.

11. HUMAN RESOURCES

11.1 EMPLOYEES

As at 31 December 2003, the Group employed a total of approximately 25,000 people (including approximately 3,000 agency employees). Of these, approximately 3,100 were employed in the UK, approximately 12,400 in Norway, approximately 2,350 in the rest of Europe, approximately 5,000 in North America, with the balance of approximately 2,100 employed in the rest of the world.

In addition to those employed by companies in the Group, approximately 1,850 UK employees are seconded to the Company under the labour service agreements described in Section 9.7 "Certain inter-company relations with Kværner".

11.2 TRADE UNIONS/EMPLOYEE RELATIONS

Membership of trade unions varies in accordance with business area, local practise and country. A number of Group businesses have entered into collective bargaining agreements with trade unions either directly or as members of employer organisations. These agreements typically govern terms and conditions of employment and dispute procedures.

The Company has three employee representatives elected as directors to the Board. These representatives are also members of Kværner's European Works Council, which consults regularly on major business and employee issues. Other members of the European Works Council are elected from representatives of the major business entities and reflect the general spread of employees from various European countries where the Kværner Group has operations. While the Company believes it has good employee relations generally, industrial action may be taken from time to time which can lead to costly delays in projects. The cost and access to the labour resources necessary for a project varies by region.

11.3 REMUNERATION

Group business units set levels of remuneration appropriate to the industry and region in which they operate consistent with market norms and their ability to fund salary increases. Salaries and wages are reviewed annually and the total of the increases is provided for in the operating business unit's financial budget.

11.4 PENSION SCHEMES

The Company operates retirement benefit arrangements in all territories where such arrangements would typically be found. Both defined benefit and defined contribution arrangements are provided. These arrangements are consistent with local practices and endeavour to cover all employees. Significant defined benefit arrangements are established in Norway and Canada. Most of the Norwegian Group companies are members of the Kværner Group private pension fund, organised as an independent entity under Norwegian rules. The pension plan assets are mainly invested in bonds and listed shares. The Kværner pension scheme is a defined benefit plan, consisting of retirement pension and disability pension for applicable salary up to 12 times the Norwegian base amount ("Grunnbeløpet"). The net accrued pension liability under funded and unfunded defined benefit pension plans in Group companies amounted to NOK 255 million by 31 December 2003, which has been included with the same amount as a liability in the Group balance sheet. Arrangements in other territories are on a defined contribution basis, with the largest such arrangements being 401(k) plans established in the U.S.

As part of the establishment of the Group, the majority of the UK employees participating in the defined benefit section of the Kvaerner Pension Fund were transferred to new employers in the Group. As none of the companies in the Group participates in the Kvaerner Pension Fund, the transferring employees ceased pensionable service in the Kvaerner Pension Fund from the date of transfer. To facilitate a strong desire from many employees to continue their membership in the Kvaerner Pension Fund, they were given the offer of either (i) remain with their new employer and be offered membership of a defined contribution pension scheme, or (ii) voluntarily transfer their employment to a service company outside the Group that participates in the Kvaerner Pension Fund and recommence pensionable service in the Kvaerner Pension Fund. Approximately 1,850 employees chose alternative (ii), and are employed by service companies owned by the Kværner Group (outside the Group), which have entered into labour service agreements with companies within the Group. Services provided under the labour service agreements will be invoiced on a cost plus basis, which also includes an amount equal to the ongoing pension contributions in respect of such personnel.

12. FINANCIAL INFORMATION

12.1 INTRODUCTION

The pro forma Group accounts have been prepared on a historical cost basis on a consolidated level for all periods. The only significant acquisition in the three-year period was the acquisition of Aker Maritime's oil and gas Business. Aker Maritime's Oil and Gas Business was merged with Aker Kværner ASA's oil and gas business area effective 8 March 2002. The results from operations of Aker Maritime's oil and gas business have been reflected in the pro forma group financial statements as if the merger took place effective 1 January 2001. The acquisition of Aker Maritime's oil and gas business was accounted for as a purchase and acquired assets and liabilities were stated at fair value.

The formation of the new Group included many transactions involving transfers of businesses ultimately owned by Kværner at fair values differing from historical costs. All transactions have been recorded using fair values in the companies' accounts. Norsk RegnskapsStiftelse issued in 2000 a discussion paper that outlines criteria for using continuity versus fair values in the company accounts for transactions between parties under common control. The discussion paper concludes that continuity should be used in most cases when business is being transferred between companies with common ownership in excess of 90 per cent. Oslo Bors' opinion is that continuity accounting provides more relevant information in these cases. However, there are different views on the proposed solutions and the discussion paper has not progressed to an exposure draft. Accounting practice still varies in this area.

In the group accounts continuity has been assumed. To the extent that these transactions were with companies owned outside of the new Group, but ultimately owned by Kværner, the difference between the historical basis and the new basis for assets and liabilities have been accounted for as increases and decreases in equity. Assets and liabilities have been included as if the combination took place at the beginning of the earliest period presented. Gains and losses on transactions within the new Group have been eliminated in the pro forma financial statements.

The Group's pro forma financial statements include the results from operations of oil and gas and E&C businesses that form part of the Group. The activities of oil and gas and E&C businesses sold to third parties between 2001-2003 have been excluded. The actual operational assets and liabilities of the businesses has been reflected in the comparable information while the financing has been adjusted to be comparable with the financing going forward.

The formation of the Group included many transactions with companies ultimately owned by Kværner at values differing from historical costs. Gains and losses on transactions within the Group have been eliminated in the pro forma financial statements.

12.2 SELECTED PRO FORMA FINANCIAL INFORMATION

The pro forma Group accounts have been prepared on a historical cost basis on a consolidated level for all periods. Historical information for the Aker Maritime oil and gas business was derived from audited financial statements for 2001, and unaudited financial statements fror the two-month period ended 28 February 2002. The pro forma financial statements have been prepared in accordance with Norwegian GAAP and the statement of accounting principles, which may differ in material respect from accounting principles in other jurisdictions. A summary of significant differences between Norwegian GAAP and U.S. GAAP and between Norwegian GAAP and IFRS that could impact on the Group is included in Appendix 3 and Appendix 4 of this Prospectus, respectively.

UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT

	2003	2002	2001
	(Amounts in NOK Millions)		
Operating revenues	31,327	34,140	40,253
Total operating expenses, excluding depreciation and amortisation	-30,324	-33,567	-39,923
EBITDA	**1,003**	**573**	**330**
Depreciation	-333	-377	-390
EBITA	**670**	**196**	**-60**
Goodwill amortisation	-315	-320	-342
EBIT before exceptional items	**355**	**-124**	**-402**
Exceptional items	-452	-271	10
EBIT	**-97**	**-395**	**-392**
Net interest expense	-329	-342	-329
Net foreign exchange gain	88	683	-
Profit before tax	**-338**	**-54**	**-721**
Tax	-10	-127	-185
Net profit	**-348**	**-181**	**-906**
Minority interest	**5**	**2**	**-2**
Majority share	**-353**	**-183**	**-904**

UNAUDITED PRO FORMA BALANCE SHEETS

	2003	2002	2001
	(Amounts in NOK Millions)		
ASSETS			
Fixed assets:			
Deferred tax assets	241	151	261
Goodwill and other intangible assets	4,386	4,637	5,226
Total intangible fixed assets	**4,627**	**4,788**	**5,487**
Total tangible fixed assets	**1,389**	**1,840**	**2,019**
Other long-term receivables	106	135	122
Interest-bearing long-term receivables	30	60	68
Long-term investments	106	107	149
Total financial assets	**242**	**302**	**339**
Total fixed assets	**6,258**	**6,930**	**7,845**
Current assets:			
Total receivables and other current assets	8,922	8,977	11,828
Total cash, bank deposits and Kværner ASA cash pool	3,500	3,277	3,723
Total current assets	**12,422**	**12,254**	**15,551**
TOTAL ASSETS	**18,680**	**19,184**	**23,396**
LIABILITIES AND OWNER'S EQUITY			
Equity:			
Total equity	1,949	1,871	2,303
Minority interests	60	60	56
Total equity, including minority interest	**2,009**	**1,931**	**2,359**
Liabilities:			
Deferred tax liabilities	7	4	63
Other long-term liabilities	454	561	610
Total long-term liabilities	**461**	**565**	**673**
10 –year subordinated loan	3 946	3,901	4,486
Other interst-bearing long term debt external	83	25	35
Other interest-bearing long-term debt refinanced	2 979	2,979	2,979
Total long-term debt	**7,008**	**6,905**	**7,500**
Short-term interest bearing debt	-	1,000	981
Other current operating liabilities	9,202	8,783	11,883
Total current liabilities	**9,202**	**9,783**	**12,864**
Total liabilities	**16,671**	**17,253**	**21,037**
TOTAL LIABILITIES AND OWNER'S EQUITY	**18,680**	**19,184**	**23,396**

ACCOUNTING PRINCIPLES

General

These accounts are based on company accounts with the applicable group adjustments as included in the group consolidation of Aker Kværner. The accounts are presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern principle.

Formation of Aker Kværner

Kværner is in the process of completing a reorganisation of its oil and gas and E&C businesses. In March 2004, Aker Kværner (100 per cent owned by Kværner) became the owner of these businesses through its 100 per cent ownership of AK O&G Group and AK E&C Group, which control the Kværner group's oil and gas and E&C businesses, respectively.

The formation of the Group included many transactions with companies ultimately owned by Kværner, at values differing from historical costs. Gains and losses on transactions within the Group have been eliminated in the pro forma financial statements.

The financial position and results from operations of the Group are not necessarily indicative of the results that would be achieved as if these businesses had operated on a separate, stand-alone basis for the periods presented.

Elimination of intra-Group transactions

All material transactions, profits and balances between companies in the Group are eliminated.

Elimination of investments in Group companies

Investments in Group companies are eliminated in the pro forma accounts using the acquisition method. The difference between the purchase price of the shares and the book value of the net assets acquired as at the acquisition date is analysed. Any excess of purchase price over fair value, due to expectations of future profits, is capitalised as goodwill and amortised in the profit and loss account in accordance with the underlying assumptions, but with no less than 5 per cent, annually.

Translation of foreign accounts

Profit and loss accounts of non-Norwegian entities are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian entities are translated to NOK at the year-end exchange rates. Differences arising from varying rates of exchange compared to exchange rates at the year-end are taken to equity. The same applies to the effect of exchange rate fluctuations on loans in the entities' reporting currency which were raised to hedge the balance sheet value of the Group's investment.

Associated companies and jointly controlled activities

Associated companies are undertakings in which the Group holds between 20 and 50 per cent of the voting shares and is in a position to exercise considerable influence. Investments in associated companies are accounted for in accordance with the equity method. The Group's share of the results is based on the Company's profit after income tax less amortisation of acquisition costs in excess of the book value of equity. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments. Jointly controlled activities are entered on a gross basis and included proportionately in the individual lines in the Group's profit and loss account and balance sheet.

Valuation and classification principles

Current assets and liabilities

Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Cash, bank deposits and Aker Kværner ASA cash pool

Cash and bank deposits include other monetary instruments with original maturities of 90 days or less. Balances on deposit with the Aker Kværner ASA cash pool represent intercompany amounts receivable from Aker Kværner ASA's internal bank. Aker Kværner ASA's cash pool amounts have been netted against related overdraft accounts.

Shares

Investments in shares are valued on a portfolio basis at the lower of the acquisition cost or the market value. Items classified as current assets and long-term financial assets are valued separately.

Contracts

The Group's activities relate mainly to customer contracts entered into prior to production. Engineering and construction contract revenues are recognised using the percentage of completion method, based primarily on contract cost incurred to date compared to estimated contract costs. When the final outcome of a contract cannot be reliably estimated, contract revenue is recognised only to the extent of costs incurred that are expected to be recoverable. Losses on contracts are fully recognised when identified. Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognised when, in management's view, their realisation is probable and the amount can be measured reliably.

Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a contract are excluded from the costs of a construction contract.

Bidding costs are capitalised when it is probable that the company will be the preferred bidder. All other bidding costs are written-off as incurred.

Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct profit attributable to the work performed.

Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

The Group will at any time be involved in a number of disputes and claims. The accounting treatment in relation to such matters is based on the information and advice available to management at the time. Inevitably, such circumstances and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than estimates.

Stocks

Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. First-in, first-out (FIFO) or weighted average methods are used for stock withdrawals.

Future loss provisions

Any foreseeable losses for future work on signed construction contracts have been expensed and are classified as accrued costs / provisions in the balance sheet.

Maintenance

As a general rule maintenance costs are charged as expenses as incurred. Upgradings and replacements of fixed assets are capitalised.

Fixed assets/depreciation

Fixed assets are stated at historical cost net of accumulated depreciation and amortisation or at estimated fair value if this is less and not incidental. Depreciation and amortisation is provided on a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Impairment of long-lived assets

Goodwill and other tangible and intangible fixed assets are evaluated for impairment when events or circumstances indicate that the carrying amounts may not be appropriate. This evaluation is based on a comparison of the carrying value of the asset to fair values, which is generally based upon discounted future cash flows. Goodwill is generally evaluated for impairment at the segment reporting level because the businesses within each segment cooperate on customer projects.

Accounts receivable and payable in foreign currency

Assets and liabilities in foreign currency are valued at year-end exchange rates. The Group's currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it was denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in foreign currency cause currency risks. Such risks are normally hedged by entering into forward contracts to sell/purchase corresponding currency amounts. The hedging instruments are not separately reflected in the accounts, but influence the accounting of the hedged position.

Leasing

Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as a long-term interest-bearing liability.

Research and development costs

Costs associated with the development of new products and production processes are ordinarily expensed as incurred.

Retirement benefit costs and provision for retirement benefits

Some Group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10 per cent of the highest of the gross pension liability and the prepayment. The profit and loss effects of such changes are recognised over the expected remaining average working lives of employees. Some subsidiaries have defined contribution plans. Contributions to these plans are expensed when they are paid.

Deferred tax

Deferred tax is calculated on timing differences resulting in obligations to pay more or less tax in the future. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and are not discounted. Tax assets are calculated based on tax- reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which the Group operates.

The tax cost includes taxes payable and the change in deferred tax liabilities/ assets.

Exceptional items

Exceptional items comprise

- material gains/losses on sale of businesses.
- material special items which are either unusual or not expected to recur frequently or regularly.

PRO FORMA FINANCIAL STATEMENTS

Pro forma financial statements have been provided based on the assumptions stated below. These statements reflect the planned reorganisation and re-capitalisation of the Group, and the results from operations of Aker Maritime's oil and gas businesses before the merger and certain other adjustments as described.

Pro forma financial statements are provided for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described below occurred during the periods presented.

Re-capitalisation
The re-capitalisation of the Group will be completed in March 2004 based on:

- refinancing the existing senior financial indebtedness of Kværner by (i) a second priority lien notes issue in the amount of EUR 250 million, (ii) a bank term loan in the amount of EUR 33 million and (iii) a bank revolving credit facility in the amount of EUR 117 million.
- the bond- and noteholders under the 10-year subordinated bullet loan withKværner have agreed to a change of debtor from Kværner to Aker Kværner, subject to the completion of other elements of the recapitalisation.
- issuance of new shares comprising an aggregate subscription amount of approximately NOK 2 billion.
- conversion of intergroup debt to Kværner companies to equity of approximately NOK 2.8 billion

After the re-capitalisation and the effects of the deferred tax adjustment described below, the Group will have a gross debt of approximateley NOK 7 billion and owners' equity of approximately NOK 2 billion.

The pro forma balance sheet as of 31 December 2003 reflects these transactions. The shareholders' equity and the financing at 31 December has been rolled-back from the ending balance as of 31 December 2003 reflecting the effects of the pro forma adjustments.

Total debt in the pro forma balance sheets includes mainly two elements:
- the 10-year subordinated loan throughout the period, and
- an intercompany loan of NOK 3960 million at the end of 2001, which is reduced to NOK 2979 million by the end of 2003 by use of the results generated in the period. This equals the amount to be refinannced by the Notes Issue, the Term Loan and the Revolving Credit

For a detailed listing of the pro forma capitalisation, see Section 12.3 "Capitalisation".

The average annual interest rates on interest-bearing debt and surplus liquidity have been set at 7.25 per cent and 2 per cent respectively.

Aker Maritime Merger
The results from operations of Aker Maritime's oil and gas business, which was acquired in a merger in March 2002, have been reflected in the pro forma group financial statements as if the merger took place effective 1 January 2001.

The acquisition of Aker Maritime's oil and gas business was accounted for as a purchase and acquired assets and liabilities were stated at fair value. Historical information for the Aker Maritime oil and gas business was derived from audited financial statements for 2001 and unaudited financial statements for the two-month period ended 28 February 2002.

The pro forma adjustments to include the results from operations for businesses acquired from Aker Maritime from 1 January 2001 increased pro forma operating revenues and operating profit after exceptional items by NOK 1 362 million and NOK 23 million in 2002 and NOK 8 836 million and NOK 496 million in 2001, respectively.

The fair value of shares issued by Kværner in connection with the merger was estimated at NOK 28 billion. The goodwill estimated at approximately NOK 1.4 billion (in addition to the goodwill in the balance sheet of Aker Maritime's oil and gas business of approximately NOK 2 billion) is amortised over 20 years, beginning 1 January 2001.

This resulted in pro forma increases in amortisation expense of NOK 32 million in 2002 and NOK 184 million in 2001. Goodwill at the beginning of the pro forma period has been increased reflecting the impact of pro forma amortisation expense, as the goodwill at the end of the pro forma period has been set equal to the goodwill balance for these businesses in the historical financial statements at December 31 2003.

For 2001, NOK 164 million of sales gains relating to sale of properties and shares were reclassified as exceptional items in the accounts of Aker Maritimes oil and gas business.

The accounting principles of the pro forma businesses are substantially comparable. Thus, no adjustments other than as described above, have been made to the pro forma financial statements to harmonise the accounting principles.

Head office operations
Management believes costs reflected in the 2002 and 2001 pro forma financial statements approximates those that would be incurred if the oil and gas businesses and the engineering and construction businesses had operated on a stand-alone basis. In 2003, a further NOK 100 million have been allocated in the pro forma financial statements based on estimated utilisation of head office services.

Income tax
Pro forma adjustments have been made to income tax expense to reflect estimated expense as if the Group had operated on a stand-alone basis for periods presented.

Income tax for Norwegian operations has been normalised based on the statutory rate in Norway of 28 per cent. Income tax expense for operations outside of Norway is as included in historical accounts. Income tax expense has also been adjusted for the effects of pro forma adjustments to the profit and loss accounts.

Upon completion of the conversion of debt into equity, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kværner and its more than 90 per cent owned subsidiaries. A portion of the potential tax benefits totaling approximately NOK 320 million has been includedas an asset in the pro forma balance sheet at the beginning of the pro forma period. The tax effects that are unrelated to the operations will be accounted for as owners' equity transactions.

Provisions
The following provisions, that involves a higher degree of management judgements and estimates, are included in other current liabilities.

	Balance 31 December 2002	Charged to operations	Transferred*)	Utilised / Exchange diff. / other	Balance 31 December 2003
	(Amounts in NOK Millions)				
Contract losses	425	47	- 37	- 246	189
Warranties	267	154	- 59	- 24	338
Other closed contract provisions	22	23	- 13	43	75
Rationalisation	115	6	- 3	- 75	43
Product liability	38	4	- 27	- 9	6
Liquidated damages	23	5	-	- 23	5
Other	90	199	- 5	- 22	262
Provisions	**980**	**438**	**- 144**	**- 356**	**918**

*) Relates to entities that have been included in the Group in the period 2001-2003, but where the related liability has been transferred outside the Group.

Fixed assets

	Machinery and equipment	Buildings and quay works	Construct-ion in progress	Land	Houses and sites	Goodwill and other intangibles
	(Amounts in NOK Millions)					
Accumulated value as at 1 January 2003						
Historical cost	3,258	1,835	120	156	162	6,669
Depreciation and amortisation	-2,632	- 961	-	- 4	- 94	-2,062
Book value as at 1 January 2003	**626**	**874**	**120**	**152**	**68**	**4,607**
Additions (historical cost)	332	90	3	-	1	30
Disposals (historical cost)	- 311	- 387	- 4	- 88	- 34	-
Disposals (accumulated depreciation)	212	27	-	- 1	2	-
Depreciation and amortisation	- 255	- 67	-	- 2	- 6	- 315
Translation differences/other	23	9	- 2	- 1	- 4	64
Book value as at 31 December 2003	**627**	**546**	**117**	**64**	**30**	**4,386**
Of which represented amounts subject to finance leases	**19**					**-**

Assets are depreciated and amortised on a straight-line basis over their anticipated lives, as follows:

- Machinery & Equipment: 3-5 years
- Freehold/long-term leasehold: 3-50 years
- Short-term leasehold propertis: Over the life of the lease
- Patents & goodwill: Up to 20 years

Goodwill & other intangible assets

	Amortisation			Book value		
	2003	**2002**	**2001**	**2003**	**2002**	**2001**
	(Amounts in NOK Millions)					
Oil & Gas	220	218	202	3,302	3,515	3,801
E&C	95	102	140	1,084	1,122	1,425
TOTAL	**315**	**320**	**342**	**4,386**	**4,637**	**5,226**

The acquisition of a company is based upon the strategic fit and anticipated profitability of that company over a long time-scale. As such it is the Group's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years. All goodwill as of 31 December 2003 is amortised over 20 years. Reassessment of goodwill of NOK 30 million due to management's reassessment of the allocation of the purchase price related to the purchase of Aker Maritime's Oil & Gas business has been reflected 1 January 2001.

Research and Development costs

Most of the research & development work in the Group is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 145 million (of which NOK 45 million was paid by customers) have been expensed during 2003 because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research & development costs were capitalised in 2003.

Taxes

The total tax loss in Norway that is available to offset future taxable income, is NOK 693 million, NOK 441 million expires in 2012 and NOK 252 million in 2013.

Tax expense has been included as if the Group operated on a stand-alone basis. The difference between tax expense computed by applying the Norwegian statutory income tax rate of 28 per cent to profit before tax and the tax included in the accounts, relates primarily to losses incurred outside of Norway for which no income tax benefit has been provided. If the Group continues to be owned in excess of 90 per cent by Kværner, it will be able to share income tax losses with other Norwegian companies, also ultimately owned in excess of 90 per cent by Aker Kværner, to reduce payable taxes. Through 31 December 2003, the effects of tax loss sharing have been accounted for as adjustments to owners' equity in the applicable periods. Transactions are contemplated in 2004, wherby Kværner's ownership in the Group would be reduced below 90 per cent. If the transactions are completed, such tax arrangements will not continue.

It is anticipated that Aker Kværner will convert net long-term debt into equity of AK O&G Group in 2004. Upon completion of the debt into equity conversion, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kværner and its more than 90 per cent owned Norwegian subsidiaries. A portion of the potential tax benefits totaling approximately NOK 320 million has been included as an asset in the pro forma balance sheet at the beginning of the pro forma period.

Investments

	2003	2002
	(Amounts in NOK Millions)	
Short-term investments	2	2
Investments in other companies	24	25
Investment in associated companies	82	81
Long-term investments	**106**	**106**
Other long-term receivables	76	125
Investments	**184**	**233**

Associated companies and jointly controlled activities

Investments in associated companies accounted for under the equity method

	Business office	Percentage of voting rights	Percentage held	Book value as at 1 January 2003	Additions/ disposals year 2003	Profit	Currency & other adjustments	Book value as at 31 December 2003
				(Amounts in NOK Millions)				
Aker Verdal Eiendom as	Verdal, Norway	46.00	46.00	15	-	-	-	15
Kvaerner Powergas India	Mumbai, India	49.00	49.00	49	-	7	- 12	44
Simas	Oran, Algeria	22.76	22.67	12	-	-	-	12
Other investments				5	5	3	- 2	11
Total				**81**	**5**	**10**	**- 14**	**82**

Jointly controlled activities

Through one of its subsidiaries, the Group is providing the topside for the White Rose FPSO facility in Canada for Husky Energy in a joint venture with Peter Kiewit Sons. Co. Ltd. The Group's share of the activities for the project is recorded on a gross basis and included proportionately in the individual lines in the profit and loss account and balance sheet.

Group cash pool system

The Kværner policy for the purpose of optimising availability and flexibility of cash balances within the Kværner Group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the internal bank. An important condition for the participation by entities in such cash pooling arrangements involving depositing of cash, is that the owner of such pools, Kværner is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits by the entities. In addition, limitations on Aker Kværner's ability to access funds have historically been established by Kværner. The outstanding net amounts on the cash pool systems represent interest-bearing receivables from Kværner. The Group will establish its own cash pool arrangement in 2004, at which time the cash pool arrangement with Kværner will be discontinued.

The pro forma balance sheet as of 31 December 2003 reflects current liabilities in excess of current assets, due primarily as a result of interest bearing short-term debt payable to Kværner and its subsidiaries.

Borrowings
Group borrowings are described in Section 12.5 "Description of Group Borrowings".

As of 31 December 2003, the Group has no significant undrawn credit facilities with unrelated parties.

Financial markets exposures
The nature of the Group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The Group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the Group's need for financial instruments. The internal bank uses foreign currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, forward rate agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the Group's balance sheet or operational performance. However, since the Group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian Kroner. The exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the net borrowing in different currencies.

Credit risk deriving from commercial contracts is locally managed by the business units. The Company incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to Aker Kværner.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments. The Group participates in transactions administered by Aker Kværner's central finance function, that are reflected in the pro forma financial statements. The Group generally does not enter into transactions directly with external banks. The Group will establish its own treasury function.

Forward currency contracts

Net outstanding forward currency contracts as at 31 December 2003 related to the Group are as follows:

	Original currency		in NOK	
Currency	Net buy	Net sale	Net buy	Net sale
		(Amounts in Millions)		
AUD	15	-	78	-
CAD	37	-	190	-
CHF	-	6	-	30
DKK	16	-	18	-
EUR	-	37	-	303
GBP	58	-	691	-
JPY	253	-	16	-
NOK	1,155	-	1,155	-
SEK	551	-	511	-
SGD	-	1	1	3
USD	-	315	-	2,105
Total			**2,660**	**2,441**

12.3 CAPITALISATION

The following table lists the Group's unaudited pro forma capitalisation and bank deposits as of 31 December 2003 adjusted for illustration purposes assumed gross proceeds of NOK 2,000,000,000 from the Offering and the Debt Restructuring.

	31 December 2003	Equity issue[2]	New debt facilities[3]	Change of debtor[4]	Netting of intergroup debt[5]	Downpayment of intergroup debt[6]	Conversion of debt to equity[7]	As Adjusted
				(Amounts in NOK Millions)				
Short term intergroup debt:								
Short-term intergroup receivables	6,268				- 6,268			-
Short-term intergroup debt	16,160		- 2,979	- 2,800	- 6,268	- 1,345	- 2,768	-
Net short-term intergroup debt	9,892							
Long-term debt								
Senior secured credit facility			851(1)					851
International bond notes			2,128(1)					2,128
Subordinated bond				3,946				3,946
Other long-term debt	83							83
Total long-term debt	**83**							**7,008**
Equity including minority interests	**- 1,934**	**2,000**		**- 1,146**	**322**		**2,768**	**2,010**
Total capitalisation	**8,041**							**9,018**
Cash, cash deposits & cash pool	**2,845**	**2,000**				**- 1,345**		**3,500**
Net interest bearing debt	**7,130**							**- 438**
Net debt	**7,130**							**3,508**

1) Converted from EUR to NOK at an exchange rate of NOK 8.462 per EUR, the exchange for the krone against the euro as of 17 March 2004, based on data provided by Norges Bank.
2) Assumed proceeds of NOK 2 billion from equity issue
3) Includes EUR 100 million (NOK 846 million) of senior secured credit facility drawn and EUR 250 million (NOK 2,116 million) of proceeds from issue of second priority lien notes. All proceeds used to repay intergroup debt.
4) Change of debtor on the subordinated debt from Kværner to Aker Kværner. Subordinated debt is included at book value, and a corresponding reduction in intergroup debt based on market value of the subordinated debt. The difference is made up as a reduction in equity of NOK 1,146 million.

5) Netting of intergroup debt and receivables of NOK 6268 million. Furthermore, the restructuring creates additional tax assets of NOK 320 million, and other items of NOK 2 million, which has been added to equity, as described in section 12.2.
6) Downpayment of NOK 1,345 million in intercompany debt.
7) Conversion of remaining NOK 2,768 million in intergroup debt to equity. Such conversion will take place prior to completion of the Offering, and will be combined with a reduction in the Company's share capital, ensuring that the total number of Shares, par vaule and share capital remains the same as per the date of this Prospectus.

12.4 COMBINED KEY PROFIT & LOSS FIGURES

The combined key financial figures should be read in connection with the information contained in the Group's pro forma financial statements and the notes thereto included in section 12.2. These accounts are based on company accounts with the applicable group adjustments as included in the group consolidation of Aker Kværner ASA. The accounts have been prepared and presented in conformity with Norwegian generally accepted accounting principles and the statement of accounting principles contained elsewhere in this Prospectus.

The differences between the operating profit in the combined key financial figures and the pro forma accounts are:

1. The inclusion of Aker Maritime oil & gas fully in all three years in the pro forma accounts while the combined accounts only include Aker Maritime oil & gas after the merger March 8, 2002. This difference includes the effect of increased goodwill amortisation as the pro forma statements reflect the merger as if it took place 1 January 2001.

2. A NOK 100 million extra overhead charge has been added to the 2003 numbers in the pro forma accounts, see Section 12.2 "Selected combined financial information.

The other pro forma adjustments described in Section 12.2 "Selected combined financial information" only affect the balance sheet, financial items or tax.

	2003	**2002**	**2001**
	(Amounts in NOK Millions)		
Operating revenues	31,327	32,778	30,959
Operating expenses before depreciation and amortisation	30,223	32,273	31,206
EBITDA	**1,104**	**505**	**-247**
Depreciation	333	365	328
EBITA	**771**	**140**	**- 575**
Amortisation	315	288	158
EBIT before exceptional items	**456**	**(148)**	**(733)**
Exceptional items	(452)	(271)	(154)
EBIT	**4**	**(419)**	**(887)**

12.5 MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL RESULTS

All figures herein are referred to the combined key financial figures This discussion should be read in connection with the information contained in the Group's pro forma financial statements and the notes thereto included in section 12.2, as well as the combined key financial figures in section 12.4.

Results of Operations	For year ended December			Change	
	2001	2002	2003	2001-2002	2002-2003
OPERATING REVENUE:	(Amounts in NOK Millions)				
Field Development Europe	3,076	6,267	6,195	3,191	-72
MMO Europe	1,612	6,073	6,311	4,461	238
Subsea	3,799	3,690	3,430	-109	-260
Products & Technologies	1,917	3,795	3,311	1,878	-484
Oil Gas & Process International	4,104	2,731	2,049	-1,373	-682
Corporate	-452	-2,021	-910	-1,569	1,111
Oil & Gas	**14,056**	**20,535**	**20,385**	**6,479**	**-150**
Union Construction	2,984	2,839	1,545	-145	-1,294
Non Union Construction	1,195	802	756	-393	-46
Metals	1,412	1,064	1,208	-348	144
Process	4,997	2,839	1,843	-2,158	-996
Engineering Services	1,707	1,554	1,645	-153	91
Power	2,705	2,024	2,294	-681	270
Pulping	1,279	986	1,388	-293	402
Other E&C	623	135	263	-488	128
E&C	**16,902**	**12,243**	**10,942**	**-4,659**	**-1,301**
TOTAL REVENUE	**30,958**	**32,778**	**31,327**	**1,820**	**-1,451**
EARNINGS BEFORE INTEREST, TAX AND AMORTISATION (EBITA):					
Field Development Europe	-55	256	227	311	-29
MMO Europe	8	101	227	93	126
Subsea	180	285	127	105	-158
Products & Technologies	86	118	151	32	33
Oil Gas & Process International	106	-26	-157	-132	-131
Corporate	0	-131	-56	-131	75
Oil & Gas	**325**	**603**	**519**	**278**	**-84**
Union Construction	109	77	47	-32	-30
Non Union Construction	-59	-15	30	44	45
Metals	-424	-156	73	268	229
Process	-435	-255	-47	180	208
Engineering Services	2	-76	-25	-78	51
Power	-27	-85	48	-58	133
Pulping	70	57	118	-13	61
Other E&C	-136	-10	8	126	18
E&C	**-900**	**-463**	**252**	**437**	**715**
TOTAL EBITA	**-575**	**140**	**771**	**715**	**631**

12.5.1 Results of operations for the year ended 31 December 2003 and 31 December 2002

The acquisition of the oil and gas business of Aker Maritime ASA was completed in March 2002, and accordingly the revenue and results of operations of that business have been reflected in the Group's combined profit and loss statement for ten months during the year ended 31 December 2002. This compares to twelve months inclusion during 2003. The exclusion of the former Aker Maritime companies for the first two months of 2002 is done by an elimination in the Corporate line in the Oil & Gas section of the table above.

Revenue and EBITA by Business Sector

Operating revenue during 2003 of NOK 31,328 million was down NOK 1,450 million (-4 per cent) relative to the year ended 31 December 2002. Within Oil & Gas the most material deteriorations in revenues were found in Oil, Gas & Process International (OGPI) and Products & Technologies (P&T) where the reductions were 25 per cent and 13 per cent respectively. E&C's Union Construction saw a decline in revenue of 46 per cent while Process revenue was 35 per cent lower than the previous year.

EBITA of NOK 771 million in 2003 was an improvement of NOK 631 million relative to 2002. Looking at the two businesses separately E&C saw an improvement of their results of NOK 715 million. This was partly offset by a NOK 84 million negative development in the Oil & Gas EBITA.

AK Oil & Gas

Field Development Europe

2003 revenue of NOK 6,195 million was down NOK 72 million relative to 2002. The slight decrease in revenue was largely due to the life cycle of large projects. During 2003 large projects were won but revenue on certain of them had not yet reach the peak stage of revenue generation.

EBITA for 2003 amounted to NOK 227 million. This was a NOK 29 million deterioration relative to the previous year. The shortfall in profit was mainly due to the fact that certain large projects had not yet reached the 20 per cent completion rate that triggers results in the recognition of profit on long-term contracts.

MMO Europe

The 2003 revenue of NOK 6,311 million compares to NOK 6,073 million the previous year. The increase in revenue was largely attributable to increased activity within the modification business.

The business segments EBITA of NOK 227 million was a NOK 126 million improvement relative to 2002. The positive development was due to a product mix improvement in 2003 with a greater share of revenues in the higher margin modification market. Also, the 2002 results were negatively impacted by losses on a marine installation contract together with a client bankruptcy resulting in combined losses of NOK 50 million.

Subsea

The business segment's 2003 revenue of NOK 3,430 million was NOK 260 million down on the previous year withougt adjusting for the transfer of our production facility from Products & Technologies, see below. The negative trend was due to a general decline in activity in all businesses, especially in the Gulf of Mexico, together with depressed prices as a consequence of increased competition in the market.

EBITA in the year of NOK 127 million was a reduction of NOK 158 million compared to 2002. The reduced profit related to a general decline in the market together with over capacity in the segment's Umbilical manufacturing plants. Also, a higher proportion of 2003 revenues, relative to the previous year, came from larger contracts with lower margins.

Products & Technologies

2003 revenue of NOK 3,311 million compares to NOK 3,795 million in the previous year. The decrease in revenue was due to a weakening of the Products business together with the transfer of one of the segment's business to Subsea reducing the revenue by NOK 270 million.

EBITA of NOK 151 million in 2003 was NOK 33 million higher than in the previous year. The positive trend relates to strong performance in Maritime Hydraulics and Maritime Well Services that was only partly offset by write down of balance sheet items elsewhere in the segment.

Oil, Gas & Process International
Operating revenue in 2003 of NOK 2,049 million was NOK 682 million behind the previous year's revenue. The adverse development was primarily attributable to a general decline in the market especially in the downstream business.

EBITA of negative NOK 157 million in 2003 compared to negative NOK 26 million in 2002. The increased losses in 2003 relate to the reduction in activity leading to under recovery of overheads, charges related to restructuring of both the Houston and the Asia Pacific businesses and cost to build new competence within certain business segments. The 2003 losses also include the reversal of profits taken in previous years on a joint venture contract in Canada, resulting from changes in estimates of the outcome of the project.

AK E&C

Union Construction
Operating revenue of NOK 1,545 million in 2003 compares to NOK 2,839 million in the previous year. The 46 per cent drop in revenue was due to a combination of cancellation of existing work and lower investments in new power generation capacity in the U.S.

EBITA of NOK 47 million in 2003 compares to NOK 77 million in 2002. The NOK 30 million deterioration in profit relative to the previous year reflects the lower volume of construction activity.

Non Union Construction
Operating revenue in 2003 of NOK 756 million represented a 6 per cent reduction relative to the previous year. The reduced activity was primarily a result of the lower demand for construction of new power generation facilities.

2003 EBITA of NOK 30 million was an improvement of NOK 45 million compared to 2002. The increase in profit was largely due to that the 2002 results included the settlement of a disputed team contract.

Metals
2003 operating revenue of NOK 1,208 million was up from NOK 1,064 million in 2002. The 14 per cent improvement in revenue related to the award of several major projects in the early part of the year.

EBITA of NOK 73 million in 2003 was a NOK 229 million improvement compared to the previous year. 2002 was affected by settlement of a major contract dispute together with legal costs. Also, the segment experienced lower utilisation in 2002 relating to lower Engineering Procurement and Construction (EPC) workload. Contract margins improved in 2003 as a result of a significant higher margin contract awarded in early 2003.

Process
Operating revenue of NOK 1,843 million during 2003 compares to NOK 2,839 million in 2002. The decrease in revenue related to generally lower EPC contract volume and reduced project scope in the process business together with lower capital investments in the pharmaceutical industry in the U.S. and in Europe.

EBITA of negative NOK 47 million in 2003 was a NOK 208 million improvement relative to 2002. The loss incurred in 2003 was a result of contract settlements with clients and subcontractors plus under recoveries of overheads due to delays in new orders. The year over year improvement reflected a major contract settlement in 2002 in the U.S. (Tosco) in addition to poor utilisation and restructuring costs.

Engineering Services
Operating revenue of NOK 1,645 million in 2003 was an increase of 6 per cent (NOK 91 million) relative to the year before as a result of increased volume in the service business.

EBITA in 2003 of negative NOK 25 million was a NOK 51 improvement relative to the previous year. The negative results in the year were largely attributable to loss provisions on legal disputes together with restructuring provisions. Project losses were considerably reduced compared to 2002.

Power
Operating revenue in 2003 amounted to NOK 2,294 million, NOK 270 million higher than in the previous year. Power achieved a significant pick-up from 2002 and had a strong order intake in 2003. The business was awarded all major contracts offered by the pulping industry in the period.

EBITA in 2003 of NOK 48 million compares to negative NOK 85 million in 2002. The positive development in profits was due to higher revenue and better utilisation of capacity relative to the previous year. The 2002 results included restructuring provisions to cover downscaling of businesses in Finland, Sweden and U.S. and the negative impact by one problem contract.

Pulping
Operating revenue of NOK 1,388 million in 2003 compares to NOK 986 million in the previous year. 2003 order intake was very strong with a number of major contract awards and increased service volume. 2002 revenue was impacted by a weak order intake in late 2001 and early 2002.

EBITA of NOK 118 million during 2003 was a NOK 61 million improvement relative to the previous year. The favourable development reflects the increased revenue together with strong project performance. The 2003 result included a NOK 7 million gain related to sale of a property.

12.5.2 Results of Operations for the year ended 31 December 2002 and31 December 2001

Revenue and EBITA by Business Sector
2002 full year operating revenue of NOK 32,778 million compares to NOK 30,958 million in the previous year. Within Oil & Gas the operating revenue increased by NOK 6,479 million relative to 2001 as a result of the merger with the oil and gas business of Aker Marine ASA in March 2002. E&C saw a decline in revenue of NOK 4,659 million during 2002 relative to 2001. All segments within E&C experienced declines in revenue with the Process sector being the mo st severely impacted.

EBITA of NOK 140 million in 2002 was an improvement of NOK 715 million relative to the previous year. Oil & Gas results went from NOK 325 million in 2001 to NOK 603 million in 2002 with the strongest improvement in FD Europe. E&C went from an EBITA of negative NOK 900 million in 2001 to negative NOK 463 million in 2002, an improvement of NOK 437 million. The positive development relative to 2001 is largely found within Metals and Process.

AK Oil & Gas
Field Development Europe
Operating revenue in 2002 of NOK 6,267 million compares to NOK 3,076 million in the previous year. The strong increase in revenue compared with the previous year was primarily attributable to the additional revenue resulting from the merger with the oil and gas business of Aker Maritime ASA in March 2002. The timing of certain projects also contributed to the increase.

2002 EBITA of NOK 256 million is an improvement of NOK 311 million relative to 2001. The improvement was due to the inclusion of the results of Aker Maritime's oil and gas business as an effect of the merger together with a highly profitable contract nearing completion in 2002.

MMO Europe
Operating revenue of NOK 6,073 million in 2002 was an increase of NOK 4,461 million compared with 2001. The increase was attributable to the effect of the merger with the former Aker Maritime oil and gas business only partly being offset by an underlying decline in revenue relative to 2001 as a result of a downturn in the modification and decommissioning activity during the year.

EBITA of NOK 101 million in 2002 compares to a profit of NOK 8 million in 2001. The increased profit related to the merger with the former oil and gas business of Aker Maritime ASA only partly being offset by losses on two contracts within the segment being charged to the accounts in 2002.

Subsea
2002 operating revenue of NOK 3,690 million was a decrease of NOK 109 million relative to the previous year. The decline in revenue was primarily an effect of a general decline in the activity in the segment.

EBITA of NOK 285 million in 2002 compares to NOK 180 million in the previous year. The NOK 105 million improvement was largely due to the completion of several higher margin subsea projects in the North Sea, higher than expected margins on procurement activities and high utilisation in the segment's umbilical manufacturing plants.

Products & Technologies
Operating revenue of NOK 3,795 million in 2002 compares to NOK 1,917 million in 2002. The NOK 1,878 million increase in revenue was attributable to the inclusion of the former oil and gas business of Aker Maritime in the 2002 figures. This effect was partly offset by a decline in revenue in certain of the segment's process systems businesses.

2002 EBITA of NOK 118 million was an improvement of NOK 32 million relative to the previous year. The increase in profit was due to the above mentioned merger only partly being offset by write downs and adjustments to project estimates in the process systems business.

Oil, Gas & Process International
Operating revenue of NOK 2,731 million in 2002 was a reduction of NOK 1,373 million compared with 2001. The downturn in revenue was largely a result of three large downstream projects being completed early in 2002 that were not replaced by new work. These projects generated revenues of approximately NOK 1,500 million in 2001.

EBITA of negative NOK 26 million in 2002 was a NOK 132 million decline relative to the previous year. The deterioration was due to a shortage of new work leading to lost margins and under utilisation of overhead as the cost base was not adjusted to the lower activity level.

AK E&C
Union Construction
2002 operating revenue of NOK 2,839 million compares to NOK 2,984 million in the previous year. The NOK 145 million decline was attributable to a downturn in the iron and steel market in the U.S.

EBITA of NOK 77 million in 2002 was a NOK 32 million decline relative to 2001. The reduced profits in 2002 were due to slowdown on work from a major client together with a project loss charged to the accounts.

Non Union Construction
2002 operating revenue of NOK 802 million was NOK 393 million lower than the previous year. The 33 per cent drop in revenue was due to completion of a major contract in 2001 that was not replaced by new work.

EBITA of negative NOK 15 million in 2002 is a NOK 44 million improvement relative to the previous year. The 2002 loss was largely due to a contract settlement. The improvement relative to the previous year is mainly due to higher margins on key contracts awarded in late 2001 and early 2002.

Metals
Operating revenue of NOK 1,064 million in 2002 was a NOK 348 million decline relative to the previous year. The drop in revenue was mainly in the Chilean operations with completion of major copper projects.

EBITA of negative NOK 156 million in 2002 compares to negative NOK 424 million in 2001. The losses during 2002 were due to settlement of a major contract dispute together with provision for legal costs and under recoveries due to lower EPC workload. The 2001 results were depressed by contract loss provisions and reversal of profit taken in the previous year.

Process
2002 operating revenue of NOK 2,839 million was a decline of NOK 2,158 million relative to the previous year. The sharp fall in revenue mainly relates to the completion of a major lump sum project within the pharmaceutical business and lower order intake in the UK.

EBITA of negative NOK 255 million in 2002 compares to negative NOK 435 million in 2001. The loss in 2002 related mainly to the cost of reaching a final settlement on the Tosco project in the U.S. together with major loss provisions made in the European businesses on work approaching completion. Restructuring costs were also booked in the UK. The losses in 2001 largely related to cost overruns on projects completed in the following year.

Engineering Services

Operating revenue of NOK 1,554 million in 2002 was NOK 153 million lower than 2001 due to lower activity in the environmental and energy business together with change in the strategic direction of the business and abandonment of EPC projects.

EBITA of negative NOK 76 million in 2002 compares to NOK 2 million in 2001. The reduction in the result is mainly due to project losses on an incinerator plant on the Isle of Man.

Power

Operating revenue of NOK 2,024 million in 2002 is NOK 681 million lower than in the previous year due to lower activity in the market for new-buildings. 2002 revenue was also impacted by weak order intake in last part of 2001 and early part of 2002.

2002 EBITA amounted to negative NOK 85 million, NOK 58 million worse than the previous year. The 2002 losses were largely attributable to lost margins due to the drop in revenue together with reduced margins on existing contracts. The low order intake in the previous year resulted in significant under utilisation of resources in 2002.

Pulping

Operating revenue of NOK 986 million in 2002 compares to NOK 1,279 million in 2001. The drop in revenue relative to the previous year was largely due to a weak order intake early in the second half of 2001 and the early part of 2002. This was mainly due to postponed capital investments and delay of a few large contract awards.

EBITA in 2002 of NOK 57 million was a NOK 13 million reduction relative to 2001. This was mainly caused by the lower capital project volume negatively affecting the recovery of overheads.

12.6 DESCRIPTION OF GROUP BORROWINGS

12.6.1 Summary of the Group's financing arrangements

Following the refinancing described in Section 5.1.3 "The Debt Restructuring", which the Company expects will be committed before 1 April 2004, the financing arrangements of the Group will be as follows:

Facility	Date	Maturity	Financial Covenants	Interest	Principal Amount	Payment Obligations
The Company						
Subordinated bond/note issue	2 January 2002	31 October 2011	None	5 per cent p.a. from 30 October 2006	Approx NOK 4,500,000,000	Interest to be paid on; 30 Oct. 2006 30 Oct. 2007 30 Oct. 2008 30 Oct. 2009 30 Oct. 2010 30 Oct. 2011 The principal amount to be paid in full on 30 Oct. 2011.
AKAS						
Revolving Credit Facility	19 March 2004	5 years from signing	Total Gross Debt /EBITDA: From a maximum of 4.50:1 at Q2 2004 to a maximum of 3.00:1 as from Q2 2007 EBITDA/Interst Costs: From a minimum of 3.00:1 at Q2 2004 to a minimum of 4.00:1 as from Q1 2007	Depending on Total Gross Debt/ EBITDA. From LIBOR + 2 per cent at >3.00 to LIBOR + 0.75 per cent at < 1.0	€ 117,000,000	Interest to be paid at end of each interest period. Principal to be repaid in full on maturity. Principal to be repaid in full upon a change of control.
Term Loan Facility	19 March 2004	5 years from signing	As for the Revolving Credit Facility, please see above.	As for the Revolving Credit Facility, please see above.	€ 33,000,000	Interest to be paid at end of each interest period. Principal to be repaid by 25 per cent at the 2nd, 3rd and 4th anniversary and the last 25 per cent at the 5th anniversary. Principal to be repaid in full upon a change of control.
Second Priority Lien Notes	19 March 2004	7 years from signing	Consolidated Coverage ratio to be at least 2.0 to 1.00 up to the 2nd anniversary and 2.5 to 1 thereafter.	8.375	€ 250,000,000	Interest to be paid December 15 and June 15 each year, beginning June 15th 2004. The principal amount to be repaid in full on maturity. The principal amount to be repaid upon a change of control.

In addition, the above loan facilities will, inter alia, contain restrictions on incurrence of further indebtedness, restrictions on payment of dividends, restrictions on investments, restrictions on disposals, restrictions on transactions with affiliates and restrictions on mergers and acquisitions. Further, there are certain change of control provisions in the new facilities.

The change of control provisions in the bank facilities provide that the borrower will have to prepay the entire amount outstanding under the relevant agreement if one or more persons, other than Aker Maritime ASA or any affiliate, or any company controlled by Mr. Kjell Inge Røkke, acting in concert acquires more than 40 per cent of the voting capital of the Company and the mentioned permitted holders own less of the voting capital than such purchaser, or if the Company ceases to control the entire share capital of AKAS either directly or through Aker Kværner O&G Group. The change of control provision in the indenture for the Notes Issue places an obligation on the issuer to purchase all outstanding bonds at 101 per cent of par if one or more persons acting in concert acquires more than 40 per cent of the voting capital of the Company or Aker Kværner O&G Group, and certain permitted holders, i.a. Aker Maritime ASA and its affiliates, own a lesser percentage of the voting capital than such other person or group, or if more than half of the members of the board of directors in AKAS are not so-called approved directors.

The agreements with the bonding institutions, as described in Section 12.6.2 "Summary of the Company's principal bonding arrangements", contain restrictions similar to the restrictions under the bank facilities as described above.

12.6.2 Summary of the Company's principal bonding arrangements

The Company's operating subsidiaries are required to post performance bonds, bid bonds and advance payment bonds and guarantees in favour of their customers to support project obligations. The provision of performance bonds, bid bonds, advance payment bonds and guarantees is customary for businesses such as the Group. The ability to procure the issue of performance bonds, bid bonds, advance payment bonds and guarantees to support project obligations is a significant requirement over a wide range of businesses within the Group. Most of the project obligations of the Group companies are guaranteed by the Company. The operating subsidiary for which a bond is issued is required to indemnify each bond issuer in respect of all liabilities, costs, claims damages and expenses which the issuer may at any time reasonably incur or sustain as a result of the issue of such bond.

All the major business areas in the Group are dependent on having access to adequate bonding facilities to operate in their respective markets. Performance bonds are characterised in two broad categories: ''on demand'' bonds and ''conditional'' bonds. On demand bonds generally permit the beneficiary to call on the funds of the issuing institution without the need to show proof of default or proof of damage. Conditional bonds, on the other hand, provide that payment will only be made if certain conditions have been satisfied, for example if an arbitration award has been obtained.

As at 31 December 2003, the total amount of the Group's bonding obligations was estimated to be NOK 5.5 billion, equating to approximately 540 individual bonds. Of this amount, approximately 75 per cent are on demand bonds. A number of different banks and surety providers are counterparties to the bonds. The ten largest issuers account for 90 per cent in value and 73 per cent in number of total Group bonding obligations. As between each of the individual business divisions as at 31 December 2003, AK Oil & Gas had bonding obligations of approximately NOK 3.4 billion, while AK E&C had bonding obligations of approximately NOK 2.1 billion.

The Group's bonding obligations at a given point in time are a function of the size and nature of the projects being undertaken by the Group. The Company is negotiating arrangements with its bonding providers regarding future bonding requirements and the Company is expecting that additional bonding capacity will be made available.

The new bonding facilities for the Group will replace the existing bonding facilities between Kværner and the bonding providers. Upon completion, the guarantee of Kværner in favour of the bonding providers will be released and replaced with a guarantee from the Company. The new agreements with the bonding institutions will contain restrictions similar to the restrictions under the bank facilities as described above.

12.7 FINANCIAL MARKET EXPOSURE

The nature of the Group's long-term international contracts and international representation give rise to exposure to financial risks, including foreign exchange risk, interest rate risk and credit risk. The Group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. Foreign currency contracts, currency swaps and other financial instruments are used as means of cash and risk management of the Group's working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, Forward Rate Agreements and forward foreign exchange contracts.

Further details on the Group's use of financial instruments in management of financial exposures is included in Section 12.2 "Selected combined financial information, pro forma financial statements, forward currency contracts".

13. SHAREHOLDER MATTERS AND DESCRIPTION OF SHARE CAPITAL

13.1 SHARE CAPITAL AND SHAREHOLDER MATTERS

The following description includes certain information concerning the Company's share capital and a summary of certain provisions of the Company's Articles of Association and applicable Norwegian law. This summary does not purport to be complete and is qualified in its entirety to the Company's Articles of Association and Norwegian law.

The Company is a public joint-stock company organised under the laws of Norway, including the Companies Act. The Company was incorporated on 29 January 2004. Its registration number in the Company Registry is 986 529 551. The head office of the Company is located at Prof. Kohts vei 15, 1366 Lysaker, Norway. The Company's web site is www.akerkvaerner.com

The Company does not have a Corporate Assembly, but the employees will be represented on the Board.

13.1.1 Existing share capital

The Company's current issued share capital is NOK 388,753,880 divided into 38,875,388 shares, each with a par value of NOK 10. Each Share carries one vote.

13.1.2 Share capital following completion of the Offering

The Offering comprises a share capital increase of minimum NOK 10 and maximum NOK 300,000,000 through an issue of minimum 1 and maximum 30,000,000 Offer Shares of par value NOK 10. The Company's share capital after completion of the Offering will depend on the number of Offer Shares issued in the Offering. The number of Offer Shares issued will in turn depend on the Offering Price, which will be determined by the Company after the Book-building has been completed, see Section 3.4.1 "Offering Price". Consequently, it is not possible at the date of this Prospectus to indicate the total number of issued Shares following completion of the Offering. Assuming that the Offering Price is set within the indicative price range mentioned in Section 3.2 "The Offering" and the gross proceeds from the Offering is NOK 2,000,000,000, the Company's share capital will be increased with between NOK 129,000,000 and NOK 153,800,000 and the number of Offer Shares issued will be between 12,900,000 and 15,380,000.

13.1.3 Authorisations of the Board

At the EGM, the Board was given the following authorisations to increase the Company's share capital, to acquire own shares and to issue convertible loans:

Authorisation to increase the share capital
The Board is authorised to increase the share capital by up to NOK 125,000,000 by subscription of new shares. The Board may set aside the shareholders' preferential rights to the new shares. The authorisation also includes share capital increases in connection with mergers and share contribution in kind. The authorisation may be used by one or more resolutions. The authorisation can also be used in circumstances mentioned in the Stock Exchange Act § 5-15 and the Securities Trading Act § 4-17. The authorisation has a duration of two (2) years from the time of the EGM. The EGM has not given other instructions in respect of the Board's utilisation of the authorisation.

The Board's authorisation to increase the share capital has not been used at the date of this Prospectus.

Authorisation to acquire own shares
The Board is authorised to acquire own shares with an aggregate par value of up to NOK 50,000,000. The authorisation also includes the acquisition of agreed pledge over shares. The highest and lowest price that may be paid per share is NOK 500 and NOK 1, respectively. The Board is free to decide the procedure for the acquisition and disposal of own shares. The authorisation has a duration of eighteen (18) months from the time of the EGM. The EGM has not given other instructions in respect of the Board's utilisation of the authorisation.

The Board's authorisation to acquire own shares has not been used at the date of this Prospectus.

Authorisation to issue convertible loans
The Board is authorised to raise loans where the creditor is granted a right to have shares issued against payment in cash or against offsetting of the claim, cf. the Public Limited Companies Act § 11-8 and § 11-1. The Board may set aside the shareholders' preferential right to subscribe the loans. The authorisation may be used by one or more resolutions. The combined amount of loans that may be raised is NOK 2,500,000,000. The share capital may be increased by up to NOK 125,000,000. The authorisation has a duration of two (2) years from the time of the EGM. The EGM has not given other instructions in respect of the Board's utilisation of the authorisation.

The Board's authorisation to issue convertible loans has not been used at the date of this Prospectus.

13.1.4 Historical changes in share capital

Date	Type of change	Change in share capital (NOK)	Share capital after change (NOK)	No. of shares after change	Par value (NOK)
29.01.2004	Incorporation	1,000,000	1,000,000	1,000	1,000
08.03.2004	Share split	0	1,000,000	100,000	10
08.03.2004	Directed offering	387,753,880	388,753,880	38,875,388	10

As part of the capitalisation of the Company, a total of NOK 2,768,000,000 of intergroup debt shall be converted into equity. Such conversion will be carried out prior to completion of the Offering, but will be made simultaneously with a reduction of the Company's share capital and transfer of funds from restricted equity to non-restricted equity, ensuring that the share capital, par value and number of shares remains the same as per the date of this Prospectus.

13.1.5 Equity instruments

The Company has not issued any options or other forms of equity instruments other than Shares.

13.1.6 Shareholder structure and share price development

Prior to completion of the Offering, the Company is wholly owned by Kværner. The Company does not hold treasury Shares.

Prior to the date of the Prospectus, Shares in the Company have not been subject to regular trading. Hence, it is not possible to show historical price development in the Shares.

13.1.7 Kværner as shareholder in the Company

After completion of the Offering, Kværner will own between 67 and 76 per cent of the Company's Shares assuming the gross proceeds from the Offering are between NOK 1,900,000,000 and NOK 2,100,000,000; that the Offering Price is set within the indicative price range mentioned in Section 3.2 "The Offering" and depending on whether the Over-allotment Option is exercised. Kværner's ownership is expected to be reduced down to no less than 50.1 per cent upon completion of the Exchange Offer, depending on how many shares in Kværner are tendered for exchange into shares in the Company. As a result, Kværner will have the ability to influence significantly the outcome of matters submitted for the vote of shareholders, including the election of members of the board of directors. See Section 6.4.2 "Control by major shareholders".

Kværner has stated that as an industrial investor in the Company, it will seek to contribute to continuously improve the operational performance and strategic positioning of the Group, thereby securing a favourable development of the Group as a market leader within its industries.

13.1.8 Shareholder policy

Dividend policy
The Company will strive to create value for shareholders in the form of dividends and increasing share value over time. The Board considers the amount of dividend (if any) to recommend for approval by the Company's shareholders, on an annual basis, based upon earnings of the Company for the year just ended, the financial situation for the Company at the relevant point in time and applicable restrictions

under the Groups financing agreements. As the Company was incorporated during 2004, no dividends will be paid for the financial year ended 31 December 2003.
The Offer Shares will rank equal to all other outstanding Shares and will be entitled to its share of any future dividends that may be declared and paid.

Investor relations
The Company will provide shareholders, Oslo Børs (assuming the Company's Shares are approved for listing on Oslo Børs) and the market as a whole with timely and accurate information. Such information will take the form of annual reports, quarterly interim reports, press releases, stock exchange notifications and investor presentations, as applicable. The Company will also strive to ensure that its progress is monitored by securities analysts. The Company's Director of Investor Relations is primarily responsible for relations with Oslo Børs, brokers house and investors in general.

13.1.9 Share register

The Company's Shares are registered in the VPS with securities number ISIN NO 001 021568.4. The Company's account operator is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, 0021 Oslo.

14. LEGAL MATTERS

14.1 CONTRACTUAL DISPUTES AND LEGAL PROCEEDINGS

In the course of our activities, we are party to numerous legal proceedings before both administrative and civil courts and bodies. Many of such proceedings are of a nature considered typical for our business, including contractual disputes relating to projects in various sectors and disputes with regulatory authorities. We make provisions to cover the expected outcome of the proceedings to the extent that negative outcomes are likely and reliable estimates can be made. We evaluate on a regular basis whether additional provisions are appropriate based on how the proceedings develop. However, the final outcome of proceedings is subject to uncertainties and resulting liabilities may therefore exceed booked provisions.

Set out below are the contractual disputes and legal proceedings, which we regard as the most significant to us. Their inclusion is based on an assessment of the perceived risk and exposure. This is not an exhaustive description of all legal proceedings affecting us, nor does it represent an indication of proceedings we may face in the future. There can be no assurance regarding the outcome of any of the disputes referred to below, or that we will not face liability in excess of that anticipated by us.

Valhall

In 2001, the Company's subsidiary Aker Stord AS entered into a contract with BP for the procurement and construction of a water injection platform on the Valhall-field in the North Sea. The contract had a value of approximately NOK 2,800 million. The installation of the jacket of the platform was delayed due to pile refusal, and rectification-work was necessary to complete the installation. The jacket was successfully installed in August 2003 and water injection started in January 2004. BP and Aker Kværner maintained a positive relationship during the process and are currently in discussions regarding the compensation for the extra work and financial consequences in relation to the delay of the project. Although there can be no assurance regarding the outcome, the Company currently does not anticipate that this matter will have a material negative impact on our results of operation.

Holborn

In 2000, Aker Kvaerner Netherlands B.V and Holborn Europa Raffinererie GmbH entered into contracts for delivery of a Steam Reformer, refinery modifications and a unit for removal of sulphur and conversion of aromatics in refinery streams in order to produce ultra low sulphur and low aromatics diesel in accordance with the EU Fuel Directives. The projects had an aggregate value of approximately DEM 136 million.

Aker Kvaerner Netherlands B.V has launched legal proceedings against Holborn Europa Raffinererie GmbH claiming payment of outstanding invoices in the amount of approximately EUR 6 million and reimbursement of amounts drawn on bank guarantees in the amount of approximately EUR 7 million. Holborn Europa Raffinererie GmbH has rejected the claim and raised counter claims of approximately EUR 35 million based on alleged defects, delays and acts of gross negligence and/or wilful misconduct in the execution of the project. In addition, Holborn Europa Raffinererie GmbH has been granted legal seizure in bank accounts and receivables from clients in the Netherlands, in total for aproximately EUR 10 million.

Aker Kvaerner Netherlands B.V has rejected the counter claims from Holborn Europa Raffinererie GmbH. The parties are to commence for a possible settlement of the dispute upon the suggestion of the Hamburg district court. Although there can be no assurance regarding the outcome, the Company currently does not anticipate that this matter will have a material negative impact on the Group's financial condition or results of operation.

15. PRESENTATION OF KVÆRNER

15.1 INTRODUCTION

Kværner believes that the Restructuring, the Offering and the expected listing of the Company as a separate entity on Oslo Børs will provide benefits to all Kværner stakeholders. The creation of the Company as a separate entity comprising Kværner's core Oil & Gas and core E&C business allows for improved management focus and attention on the Company's businesses, which will positively influence future developments. The Restructuring provides Kværner and the Company with appropriate sources of funding and long-term financial platforms.

In Kværner's view, the Offering and listing of the Company as a separate entity will provide investors with a more transparent group structure, which in turn will better enable Kværner's shareholders and investors to make valuation assessments and investment decisions in respect of Kværner and the Company.

Kværner believes that the alignment of Kværner's operating and legal structures resulting from the Restructuring provides better security for creditors of Kværner and the Company. The new financing structure established for the Company is based on viable operating businesses.

15.2 BUSINESS OVERVIEW

Subsequent to the Restructuring, all activities not within the AK Oil & Gas and the AK E&C business areas, will be held and operated by Kværner though its operating subsidiaries (other than the Group). The following chart illustrates in a simplified manner the corporate structure of Kværner as per the date of this Prospectus:


Kværner ASA
Aker Kværner ASA
Other activities and investments
Aker Yards ASA
O & G
E & C
Kværner Philadelphia Shipyard (KPSI)
Ellayess
IMGB
AK Heavy Engineering
Pittsburgh – Ferrous Metals
Service companie (KPF members)
Kvaerner Insurance
Aker Kvaerner
Asset Management
Sea Launch 20%
Jo Sypress 49%
Norsea Group 33.5%
Supply Invest 22.7%
Nordic Jet Line 33.4%
Buøy Invest 30%
Rosenberg AS 18%
Other minor investments
Kværner Masa Yards
Aker Ostsee (40%)

The size of Kværner's holding in the Company going forward will be influenced by, among other things, the number of Offer Shares issued in the Offering, whether the Over-allotment Option is excersised, and the results of the proposed Exchange Offer, see Section 3 "The Offering" and Section 15.11 "The Exchange Offer".

15.3 STRATEGY

Kværner will be an active industrial owner, and invest capital and skills in its portfolio of businesses to create value-adding changes for Kværner and its shareholders. Key elements of Kværner's strategy going forward will be:

Resolve legacy issues
Kværner will have a focused, flexible and highly decision oriented organization capable of finding optimal solutions to the complex legacy issues Kværner is facing. Kværner's management team will have a hands-on approach on these legacy issues, and also use highly qualified external resources when needed, to find legally and financially viable and adequate solutions. Kværner's management will aim at resolving most of the legacy issues in a three to five year perspective.

Active involvement in subsidiaries and investments
Kværner will have a focused and dedicated management team which will be actively involved in the operations, structures and financings of its subsidiaries and investments, seeking value enhancing measures throughout its businesses.

Kværner will primarily seek to create shareholder value through developing its current holdings, but may at the same time evaluate new investment opportunities for which Kværner possesses the competence and skills necessary to take an active role in developing the business further.

Aker Kværner ASA and the shipbuilding activities major focus areas
By virtue of their size and value, Kværner's holdings in the Company and Aker Yards ASA will represent major focus areas, and the value created in these holdings will have substantial impact on the value of Kværner for shareholders. Kværner will contribute to continuously improving operational performance and strategic positioning of these businesses, and thereby securing a favourable development of the Company and Aker Yards ASA as market leaders within their industries.

15.4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated data for the Kværner Group detailed below have been derived from, and are qualified in their entirety, by reference to the consolidated financial statements and the related notes included in the Kværner Annual Report 2003 enclosed as Appendix 1 to this Prospectus, and does not take into account the effects of the Restructuring, the Offering, the Exchange Offer and the Shipyard Merger.

PROFIT AND LOSS ACCOUNT

	2001	2002	2003
	(Amounts in NOK Millions)		
Operating revenues	**45,011**	**43,643**	**38,986**
Operating expenses	(44,981)	(42,331)	(38,232)
EBITDA	**30**	**1,312**	**754**
Depreciation	(616)	(589)	(518)
EBITA	**(586)**	**723**	**236**
Goodwill amortisation	(169)	(296)	(330)
EBIT before exceptional	**(755)**	**427**	**(94)**
Exceptional items	(2,082)	124	(463)
EBIT	**(2,837)**	**551**	**(557)**
Net financial items	(492)	516	(372)
Provision and write down of financial items	(1,632)	-	-
Profit / (loss) before taxation	**(4,961)**	**1,067**	**(929)**
Tax	-	(190)	(69)
Profit (loss) after taxation	**(4,961)**	**877**	**(998)**

CASH FLOW

	2001	2002	2003
	(Amounts in NOKMillions)		
Cash flow from operating activities			
Profit / (loss) before tax	(4,961)	1,067	(929)
Tax paid	(121)	(142)	(168)
Depreciation and amortisation	785	885	848
Profit on disposal of businesses and fixed assets	(325)	(152)	(138)
Exceptional items / restructuring provisions	2,367	458	305
Write-down of long-term investments	1,632	-	-
Profit / (loss) from associated companies	70	70	39
Changes in other net operating assets	(582)	(2,168)	1,591
Net cash flow from operating activities	**(1,135)**	**18**	**1,548**
Cash flow from investing activities			
(Acquisition of businesses) net of net cash acquired	(166)	(800)	-
Purchase of fixed assets	(368)	(601)	(549)
Disposal of fixed assets	138	135	561
Cash from sales of businesses	2,168	(179)	20
Changes in other assets	(152)	(56)	(46)
Changes in interest-bearing short-term receivables	(12)	125	(135)
Changes in interest-bearing long-term receivables	(44)	3	(1)
Net cash flow from investing activities	**1,564**	**(1,373)**	**(150)**
Cash flow from financing activities			
Proceeds from long-term loans	8,579	4	64
Proceeds from short-term loans	167	177	159
Repayment of long-term loans	(7,553)	(114)	(416)
Repayment of short-term loans	(413)	-	(35)
Proceeds from issue of share capital (incl. Share premium)	-	3,300	-
Net cash flow from financing activities	**780**	**3,367**	**(228)**
Translation adjustments	(186)	(277)	286
Net (decrease) / increase in cash and bank deposits	**1,023**	**1,735**	**1,456**
Cash and bank deposits as at 1 January	1,859	2,882	4,617
Cash and bank deposits as at 31 December	**2,882**	**4,617**	**6,073**

BALANCE SHEET

	2001	2002	2003
	(Amounts in NOK Millions)		
Deferred tax assets	769	885	922
Goodwill etc.	1,931	4,649	4,386
Tangible Fixed Assets	4,053	3,440	2,965
Other long-term receivables	2,874	2,461	2,297
Interest-bearing long-term receivables	287	258	224
Long-term investments	253	987	1,050
Other long-term financial assets	615	506	624
Interest-bearing short-term receivable and investments	418	310	446
Other current operating assets	14,490	12,600	12,252
Cash and bank deposits	2,882	4,617	6,073
Total assets	**28,572**	**30,683**	**31,239**
Capital paid in	6,098	12,198	12,198
Accumulated profit / (loss)	(4,180)	(3,844)	(4,283)
Minority interests	83	118	64
Deferred tax liabilities	1,050	932	841
Other long-term liabilities	749	844	815
Subordinated debt	-	3,901	3,946
Interest-bearing long-term borrowings	9,296	4,031	3,604
Interest-bearing short-term borrowings	583	538	620
Other current operating liabilities	14,893	11,965	13,434
Total liabilities and equity	**28,572**	**30,683**	**31,239**

15.5 BUSINESS DESCRIPTION

Kværner's activities after the Restructuring are, in addition to its shareholding in the Company, divided between its shipbuilding activities and Kværner's other investments and activities.

15.5.1 Shipbuilding

Introduction

The shipbuilding activities of Kværner (except Kværner's investment in the Kvaerner Philadelphia Shipyard (KPSI)) and Aker Yards have since February 2002 been managed through the 50-50 joint-venture management company Aker Kværner Yards AS. The joint venture comprises Kværner's Masa Yards in Finland and Aker Yards' shipbuilding operations. The two groups also have joint interests in the German Aker Ostsee Group, which is owned 60 per cent and 40 per cent by Aker Yards and Kværner, respectively. The combined activities of the Aker Kværner Yards joint venture make it Europe's largest and the worlds fifth largest shipbuilding group.

The Aker Ostsee Group

The Aker Ostsee Group consists of two modern yards - Aker MTW and Aker Warnow - located on Germany's Baltic (Ostsee) coast. Aker Yards hold a 60 per cent ownership of the Aker Ostsee Group, with Kværner owning the remaining 40 per cent. Aker MTW Werft is located in Wismar, and Aker Warnow Werft is located in Rostock-Warnemünde.

Based on state-of-the-art facilities the two shipyards are capable to produce standard and specialized tonnage up to 300,000 dwt (Wismar) and 200,000 dwt (Warnemünde) as well as floating units for different purposes. Today's product range comprises container vessels between 1,200 and 9,000 TEU-, product-, chemical-, gas- and shuttle tankers, ice-breaking tankers, medium-size passenger vessels, large sections and complete hulls as well as steel construction. In its history of about 60 years the two shipyards have delivered nearly 900 new ships of 73 different types.

The following table shows selected operating data for the Aker Ostsee Group (pro forma):

NOKm	2001	2002*	2003**
Revenue	4,317	3,879	3,870
EBITDA*	(18)	7	178
EBITA*	(103)	(89)	99
EBIT*	(103)	(88)	77
Order intake	1,900	2,600	6,600
Order backlog (end of period)	6,000	4,500	7,400

*Excluding reimbursement of NOK 495 million EU penalty in 2002
** 2003 financial data have been adjusted for the following exceptional items related to the combination of the two yards: Redundancy costs NOK (88) million; Restructuring costs NOK (7) million; Write-off Stena Don Intangible NOK (10) million; Write-off Aida Intangible NOK (22) million; Municipal Sewage NOK (21) million.

The following table provides details of selected ongoing or recently completed projects within the Aker Ostsee Group:

Project description	Customer	Award Year	Expected completion
MTW 2.500	Islamic Republic of Iran Shipping Lines	2002	March 2004
CV 2.500	Islamic Republic of Iran Shipping Lines	2002	May 2004
MTW 2.500	Islamic Republic of Iran Shipping Lines	2002	June 2004
CV 2.500	Islamic Republic of Iran Shipping Lines	2002	July 2004
Baltic 2500	Reederei Hartmann	2003	August 2004
Baltic 2500	Reederei Hartmann	2003	September 2004
Baltic 2500	Reederei Hartmann	2003	October 2004
Baltic 2500	Reederei Hartmann	2003	November 2004

Masa Yards

Kværner's Masa-Yards, which operates two modern building yards in Helsinki and Turku, is Kværner's largest shipbuilding unit, and one of the world's leading producers of specialised cruise ships. In addition, Masa-Yards also constructs passenger ferries, LNG carriers, cable ships, icebreakers and ice-going tonnage, and special technology vessels such as advanced tankers and vessels for the offshore oil & gas industry. Masa-Yards also includes Kværner Masa-Yards Technology, which performs research and development, concept design and engineering services. The Kværner Masa-Yards Piikkio Works specialises in modular cabins and bathroom units for ships, offshore platforms and hotels. The floorless modular cabin is patented internationally and is known under the trademark WAS modular system (Wetmodule and Accommodation System). Design of cabin units is customised to meet customer preferences for layout, interior design and materials.

Masa-Yards employed approximately 3,910 people as at 31 December 2003 and recorded revenue in 2003 of NOK 6.2 billion.

The following table shows selected operating data for Masa-Yards (as reported in the Group consolidated accounts):

NOKm	2001	2002	2003
Revenue	9,372	7,675	6,152
EBITDA*	489	750	818
EBITA*	355	629	691
EBIT*	355	629	691
Order intake	900	2,600	5,400
Order backlog (end of period)	13,400	7,000	7,300

*Excluding exceptional items

The market for specialised cruise liners is characterised by a very small number of customers (cruise operators), who are principally located in North America. High-value, large scale cruise vessels, like the Voyager class produced at Masa-Yards, are produced primarily in Europe.

The following table provides details of ongoing or recently completed projects within Masa-Yards:

Project description	Customer	Award Year	Expected completion
Cruise liner	Carnival Cruise Line	2000	February 2004
Cruise liner	Color Line	2002	December 2004
Cruise liner	RCL	2003	May 2006
Ice-breaker	Fesco	2003	May 2005

15.5.2 Other activities and investments

Kværner Philadelphia Shipyard (KPSI), USA

The Philadelphia yard is a former U.S. Navy shipyard, which was taken over by Kværner in November 1997 and subsequently significantly reconstructed and modernized into a state-of-the-art shipyard. KPSI specializes in building Jones Act cargo vessels, including container ships, RO/RO vessels in addition to crude oil and product tankers. Unlike its competitors in the U.S., KPSI focuses solely on the commercial cargo vessel market and does not undertake in building of naval vessels.

The following table shows selected operating data for KPSI (as shown in the Group consolidated accounts):

NOKm	2001	2002	2003
Revenue	1	678	580
EBITDA*	(211)	(83)	(700)
EBITA*	(233)	(105)	(728)
EBIT*	(233)	(105)	(728)
Order intake		1,506	0
Order backlog (end of period)		720	139

*Excluding exceptional items

The Philadelphia Shipyard delivered its first vessel since 1969 in September 2003. Two additional vessels are under constructions, one of which is scheduled for delivery in July/August 2004. A third vessel for which delivery has been estimated to 2005 has not yet been contracted. Productivity improvements are still expected for both vessels, although the eventual outcome continues to be uncertain.

Kværner is a party to a Master Agreement with various federal states and city governmental authorities relating to the redevelopment and financing of the Philadelphia shipyard. In the aggregate, the Governmental Parties have committed to provide USD 407 million to the project. At year-end 2003 USD 391 of the total funds have been utilised.

Kværner, in turn, has agreed to perform the following: (i) to design and build a world class, state of the art shipyard in accordance with agreed functional requirements, (ii) to make capital improvements of USD 15 million during 2001–2004 (the "transition period") and to make further capital improvements or other investments to the benefit of the yard equal to the level of annual depreciation in the facility from 2005–2014 (the "initial operating period"), (iii) to train and employ not less than an annual average of 700 employees during the last 30 months of the transition period and not less than 500 employees during the initial operating period, and (iv) to implement a business plan calling for the construction of up to nine ships through 2004, with Kværner to purchase, at its cost of materials, the first two ships constructed at the yard to the extent they are not purchased by commercial buyers.

A contract was signed on 30 December 2002 confirming a commercial buyer for the first two ships. The first ship was delivered in 2003.

Sea Launch

Sea Launch was formed in May 1995, as a consortium to construct and operate the first launches of commercial satellites from a sea-based platform. The consortium partners of Sea Launch are Boeing Corporation (40 per cent interest), Energia, a Russian company (25 per cent interest), Kværner (20 per cent interest) and Yuzhnoye and Yuzhmash, two Ukrainian companies (15 per cent interest together).

Two vessels form the marine infrastructure of the Sea Launch system: an assembly and command ship ("**ACS**") and a launch platform. The ACS was built at the Govan shipyard formerly owned by the Company, and was completed in September 1997. The launch platform was previously used as a North Sea oil drilling platform, which was refurbished at the Kvaerner Vyborg and the Rosenberg yards. Other consortium partners provided equipment, products and services to Sea Launch, but Kværner no longer provides any products or services to Sea Launch.

The first satellite demonstration launch from Sea Launch was made successfully in March 1999, and the first commercial launch was made successfully in October 1999. As a technical solution, Sea Launch has been a success, and there has been a slight increase in demand for the company's services. Three satellites were launched in 2003, compared to one the previous year. The company reports that its total order backlog consists of 12 confirmed launches and nine options. Kværner is not operationally involved in Sea Launch.

Including the test launch in 1999, twelve successful launches have been made; nine of these after a rocket and its payload was lost over the Pacific Ocean in March 2000.

Following write-downs of USD 171 million in 1998 and the third quarter of 2001, including all the equity invested, the investment in Sea Launch comprise of loans from Kværner to Sea Launch of USD 49 million. These loans are mainly interest bearing, but it has been deemed prudent not to accrue interest in Kværner's accounts. Kværner has also guaranteed USD 186 million of loans to Sea Launch from third parties (USD 172 million) and advance payments from clients relating to ongoing contracts (USD 14 million).

Repayment of the loans depend on positive result/cash flows in the Sea Launch company which in turn are dependent on the number of launches achieved.

Ellayess
Ellayess is one of the world's largest specialized recruitment agencies, formed from the merger of two leading internal engineering and specialist firms; Lawrence Allison and Aker International Resource Group. The operation is headquartered in London, UK, and has in total nine recruitment centers on three continents.

IMGB
IMGB is an integrated steel smelting, forging, casting and machining facility for steel in Bucharest, Romania in which Kværner acquired a controlling interest in 1998. The facility produces large components for use in the power industry, shipbuilding and steel and cement production. IMGB's activities have been considerably upgraded in recent years, and in 2003 the company entered into an agreement to place a substantial part of its capacity at the disposal of General Electrics Company in the U.S.

Aker Kvaerner Heavy Engineering
The Sheffield based Aker Kvaerner Heavy Engineering offers a complete range of design and manufacturing services, from concept through to final commissioning, across a number of industries including; mining and metals, nuclear, hydropower, and general engineering.

UK service companies
Other significant operations include three service companies in the UK; AK O&G Ltd., AK E&C Services Ltd. and AK Shared Services Ltd. These companies employ UK personnel and arrange secondment of employees to UK operating companies. Collectively the companies employ approximately 1,850 persons.

Kværner Insurance AS
Kværner Insurance is the captive / in-house insurance company which is licensed in Norway to write direct and indirect insurance for the Kværner Group. The company provides procurement of insurance and advisory services for the businesses and line management.

Aker Kværner Asset Management ASA ("AKAM")
AKAM was established at the end of 2003, and shall assist companies associated with the Kværner Group with capital management, strategic advice and follow-up of external services.

Other Investments
In addition to Sea Launch, Kværner has investments in the chemical tanker Jo Sypress (49 per cent), the Norsea Group (33.5 per cent), Supply Invest (22.7 per cent), Nordic Jet Line (33.4 per cent), Buøy Invest (30.0 per cent) and certain other minor investments.

15.6 LEGACY ISSUES AND OTHER UNCERTAINTIES

Kværner remains at risk with regard to liabilities and costs related to ongoing legal disputes and other uncertainties. The most significant are:

Legal disputes

- *Asbestos* – Various Kværner companies have been named as defendants in numerous asbestos related cases in the U.S. The majority of cases have been brought against the Kværner subsidiary Kvaerner US Inc. These cases generally stem from allegations that the plaintiffs were exposed to asbestos while in facilities that Kværner either constructed or modified. Many cases are believed to be spurious and of low merit, but there can be no assurance that asbestos claims, in certain instances, will not have an adverse effect on Kværner's financial position or results of operation.

- *Warnow* – The European Commission judged in year 2000 that Kværner should pay a penalty of DEM 116.6 million, including interest, for alleged breach of production limitations in 1997 and 1998. The amount was paid an charged as an expense the same year. In February 2002, Kværner won its appeal to the EU Court, and a repayment of EUR 65 million, including interest, was received in 2002. The European Commission has lodged an appeal and a judgement is expected late spring 2004. Furthermore, the European Commission has opened formal proceedings to examine whether Kvaerner Warnow Werft received approximately DEM 120 million in excess subsidies from German authorities in connection with the privatisation of the shipyard in 1992 and, if so, to what extent Kværner can be required to repay any such subsidies with interest. Kværner is of the opinion that all subsidies granted were utilised in accordance with provisions duly notified to and approved by the European Commission and that no repayment can be justified. No provision is held against the outcome of this potential exposure. Following the merger of Warnow and Aker MTW in connection with the establishment of the Aker Ostsee Group, see above, it has been agreed that the outcome of the cases with the EU regarding subsidies will be Kværner's sole financial responsibility.

- *IPSCO* – Kværner has claimed USD 14 million for cost savings and bonus payments in a project management agreement for the design and construction of a plate steel facility. IPSCO claims Kværner is responsible for project cost overruns and penalties of up to USD 66 million. Kværner denies responsibility for these claims, and a hearing is scheduled for June 2004. IPSCO has settled a dispute where IPSCO and Kværner made a claim against a sub-contractor. Kværner has filed an appeal against the Court's approval of the settlement.

Other uncertainties

- *Sea Launch* – There are uncertainties relating to Kværner's investment in Sea Launch, see Section 15.5.2 "Other activities and Investments"

- *Philadelphia Shipyard* – There are uncertainties in respect of vessel sales and financial commitments relating to Kværner's investment in the Philadelpia Shipyard, see Section 15.5.2 "Other activities and Investments".

- *Kvaerner Pension Fund* – Kværner's pension arrangements in the UK, the Kvaerner Pension Fund, is currently underfunded. Kværner has reached an agreement with the Fund on yearly contributions for the period 2004-2006 in the amount of GBP 13 million (whereof the employees contributed GBP 2 million). The requirement for increased contributions is a result of equity investment losses in the Fund.

- *IMGB* – Kværner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes/restructuring efforts were initiated in 2000 and are ongoing. A provision was taken in 2001 but uncertainty remains connected to the performance of IMGB.

15.7 DIRECTORS AND MANAGEMENT

The overall management of Kværner is vested in the Board of Directors and the President & CEO, with the latter being responsible for the day-to-day management of Kværner in accordance with instructions, policies and operating guidelines set out by the Board of Directors.

The table below sets out the names of the members of Kværner's Board of Directors after 19 March 2004:

Name	Position	Address
Lone Fønss Schrøder	Chairman	Hornbæk, Denmark
Jan O. Frøshaug	Director	Kragerø, Norway
Eva von Hirsch	Director	Oslo, Norway
Niels Konerup	Director	Copenhagen, Denmark
Kjell A. Storeide	Director	Oslo, Norway

The table below sets out the names of the members of Kværner's Senior Management Group and their positions:

Name	Position	Address
Kjell Inge Røkke	President & CEO	Oslo, Norway
Bengt A. Rem	CFO	Oslo, Norway
Ørjan Svanevik	COO	Oslo, Norway
Anders Misund	Executive Vice President	Oslo, Norway
Steffen Føreid	Executive Vice President	Oslo, Norway

15.8 SHAREHOLDER MATTERS AND DESCRIPTION OF SHARE CAPITAL

Kværner is a public joint-stock company organised under the laws of Norway. Its registration number in the Norwegian Register of Business Enterprises is 918 883 908. Kværner was incorporated on December 8, 1967 under the name Kværner Industrier a.s. The head office of Kværner ASA is located at Prof. Kohts vei 15, 1366 Lysaker, Norway.

Kværner's current issued share capital is NOK 894,133,920 divided into 44,706,696 shares, each with a par value of NOK 20. Each share carries a vote.

The Kværner shares are listed on the Oslo Stock Exchange with ticker symbol "AKVR". In addition, Kværner has an American Depositary Receipt ("**ADR**") facility in the U.S. in which Kværner Shares are evidenced and available for trading as ADRs in the over-the-counter market. The ADRs are not listed on any stock exchange. Kværner is party to a Deposit Agreement with Morgan Guarantee Trust Company of New York as Depositary which establishes the terms and governs the facility.

As of 17 March 2004 Kværner had 27,875 registered ordinary shareholders of which 660 are shareholders not resident in Norway (representing approximately 16.83 per cent of the share capital).

The following table lists Kværner's twenty largest shareholders as of 2 March 2004.

Name	Number of Shares	Per cent
1 Aker Maritime ASA	22,309,592	49.9
2 Skandinaviska Enskilda banken	1,181,504	2.64
3 Bank of New York, Brussels Branch	916,550	2.05
4 Folketrygdfondet	901,715	2.02
5 JP Morgan Chase Bank	520,913	1.17
6 ABG Sundal Collier Norge ASA	460,920	1.03
7 Gambak	400,001	0.89
8 Vital forsikring ASA	379,485	8.85
9 Skandinaviska Enskilda Banken	329,687	0.74
10 Nordea Securities NUF	312,849	0.70
11 Verdipapirfondet Avanse Norge, NOR	267,505	0.60
12 State Street Bank & Trust Co.	266,345	0.60
13 Gjensidige NOR Spareforsikring	231,163	0.52
14 DnB Norge	208,866	0.47
15 Steinar Lindberg AS	200,000	0.45
16 Storebrand Livsforsikring AS	198,834	0.44
17 DnB NOR Markets, aksjehand/analyse	197,522	0.44
18 Mellon Bank AS Agent for ABN Amro	185,065	0.41
19 JP Morgen Chase Bank	172,401	0.39
20 Delphi Norge	170,000	0.38
Total 20 largest	**29,810,928**	**66.68**
Other	14,895,768	33.32
Total no. of shares	44,706,696	100

15.9 AKER YARDS

Aker Yards is Norway's largest shipbuilding group, and a significant player in the global shipbuilding industry. Aker Yards' shipbuilding operations specialises in building advanced specialised vessels such as offshore vessels and ferries, as well as merchant vessels such as container vessels. Aker Yards currently has 11 shipyards, of which five are located in Norway, one in Finland, two in Germany, two in Romania and one in Brazil.

15.9.1 Operations

Aker Aukra

Aker Aukra AS has special competence within design and production of stainless steel chemical tankers in the size range from 4,000 to 25,000 dwt. The yard offers its own design, the AukraChem tanker, which provides a safe and clean environment for transport of oil and corrosive materials. Special attention is given to practical solutions and low operating costs.

The Aker Brattvaag Group

The Aker Brattvaag Group consists of four shipyards; Brattvaag Skipsverft and Søviknes in Norway, Aker Tulcea in Romania and Promar in Brazil.

The Aker Brattvaag Group is a world leader in building offshore vessels, has achieved virtual "serial" production of standardized offshore service vessels at its two Norwegian yards. These cost-effective vessels are also built at Aker Brattvaag Group's Aker Promar in Brazil. Other specialized vessels built by

Aker Brattvaag include pipelaying ships, chemical tankers, and fishing vessels, including freezer trawlers and long-liners.

The Aker Tulcea shipyard in Romania, gives the Group's Norwegian yards significant hull-building capacity, resulting in lower vessel costs. The Romanian yard also delivers complete smaller offshore and container vessels. The expertise gained from working with Aker Brattvaag has enabled Aker Tulcea to pursue newbuilding projects with major fleet owners.

Aker Brevik
Aker Brevik specializes in platform supply (PSV), anchor handling tug supply (AHTS) vessels, and related offshore service vessels for the world market. In addition, the yard builds Ro-Ro ferries, fishing vessels and process modules for offshore and land-based industry.

Brevik Engineering, the shipyard's marine consultancy subsidiary, provides ship design and fabrication drawings, and its engineering staff also participate in yard projects.

To provide competitive solutions for its customers, Aker Braila, Aker Brevik's shipyard in Romania, builds PSV and AHTS hulls for fitting and commissioning in Norway. In addition, Aker Braila offers complete vessels, such as smaller tankers and bulk carriers based on design from Brevik Engineering.

Aker Langsten
Aker Langsten is known for building complex, sometimes one-of-a-kind, vessel types. The shipyard also has extensive experience building specialized vessels for the offshore oil and gas industry. The yard's production includes offshore supply and diving support vessels, Ro-Ro vessels, car-, passenger- and rail ferries, seismic and research vessels, factory trawlers and reefers.

Key Aker Langsten projects include the innovative design and construction of Coastguard vessel "KV Svalbard", the advanced hull design and machinery automation of the Ramform seismic vessels and the operating cost-efficient LNG-powered car and passenger ferry "B/F Glutra".

Aker Finnyards
Aker Finnyards is one of the leading ferry builders in the world. The deliveries in the last three years include the world's largest cruise ferry for Ireland, the fastest ferry in the English Channel for France, Estonia's biggest cruise ferry and three passenger ferries for Scotland.

The yard designs and builds passenger ships and other tailor-made vessels for well-established customers in Europe, and operates profitably with short delivery times and in accordance with assembly yard philosophy utilising a network of advanced partners. The main business areas today are ferries, cruise vessels, naval craft and multipurpose icebreakers.

15.9.2 Selected financial data

Set out below are selected consolidated financial data for the Aker Yards group. The financial data is based on information from Aker Yards and have not been controlled or verified by Kværner or the Company.

NOKm	2001	2002	2003*
Revenue	8,617	9,448	9,713
EBITDA	408	617	801
EBITA	285	500	665
EBIT	278	477	606
Order backlog (end of period)	13,800	9,000	10,900

* Aker Warnow included by 100 per cent in 2003

15.10 THE SHIPYARD MERGER

On 27 February 2004, a merger plan for the combination of the shipbuilding activities of Aker Yards with Aker Kværner Investments AS, a company wholly owned by Kværner, was adopted by the boards of Aker Yards, Aker Kværner Investmets AS, and of Kværner. The merged company will subsequently be combined with Kværner's Masa-Yards and Kværner's 40 per cent ownership in the Aker Ostsee Group, and the combined shipbuilding activities organized as a separate sub-holding under Aker Yards ASA. The combined group will operate under the name of Aker Yards ASA.

The consideration to the shareholders of Aker Yards in the merger, will be 10,689,655 shares in Kværner subscribed at NOK 145 per share. Issue of the consideration shares was approved by the ordinary general meeting of Kværner on 19 March 2004, and the shares will be issued simultaneously as the merger between Aker Yards and Aker Kværner Investments AS is registered as effective in the Company Registry. The equity of Aker Yards has been valued at NOK 1.55 billion in the transaction. Completion of the Shipyard Merger is subject to completion of the Exchange Offer, and customary conditions with respect to third party approvals and due diligence, including among other things expiry of a two-month creditor notice period without outstanding objections from creditors. A separate prospectus will be published for the Shipyard Merger in accordance with the Stock Exchange Regulations.

After the possible distribution of Aker Yards ASA shares to shareholders in Kværner upon completion of the Exchange Offer (see Section 15.11 "The Exchange Offer"), Aker Yards ASA will apply for a separate listing on Oslo Børs, possibly in combination with a secondary share offering by Kværner.

15.11 THE EXCHANGE OFFER

In the ordinary shareholders' meeting of Kværner on 19 March 2004, it was resolved that shareholders in Kværner shall be offered to exchange all or parts of their shares in Kværner for a combination of shares in the Company and shares in Aker Yards ASA (the "**Exchange Offer**"). The Exchange Offer will be carried out by reducing the share capital of Kværner by NOK 365,500,000, through redemption of 18,275,000 shares in Kværner of par value NOK 20 each. The reduction amount plus NOK 1,182,500,000 charged to the company's premium fund plus NOK 1,101,875,000 charged to other equity, will be distributed to shareholders who accept the Exchange Offer as follows:

(i) A combination of shares in the Company and shares in Aker Yards ASA is distributed on the basis that one share in Kværner equals one share in the Company or one share in Aker Yards ASA.

(ii) The aggregate number of shares in the Company distributed in the Exchange Offer will be limited so that Kværner after completion of the Offering and the Exchange Offer holds a 50.1 per cent ownership in the Company. A minimum of 6,000,000 shares in Aker Yards ASA shall be distributed in the Exchange Offer.

(iii) Subject to the restrictions in (ii) above, the board of directors of Kværner will determine the number of shares in the Company and in Aker Yards ASA, respectively, that are distributed, provided that the board shall seek to distribute as many shares in the Company as possible to secure a high free float in the Company's shares.

(iv) Each shareholder who accepts the Exchange Offer will to the extent possible receive a proportional number of shares in the Company and in Aker Yards ASA.

(v) Fractions of shares will not be distributed. Rounding will be made to the nearest whole share in the Company and Aker Yards ASA, respectively.

(vi) If the number of shares in Kværner tendered for redemption exceeds 18,275,000, the number of shares redeemed for each shareholder that accepts the Exchange Offer will be reduced proportionally based on the number of shares tendered for redemption by each shareholder and the aggregate number of shares tendered for redemption.

Completion of the Exchange Offer is among other things conditional upon completion of the Shipyard Merger and the listing of the Company's shares on Oslo Børs.

The largest shareholder in Kværner, Aker Maritime ASA, has declared that it will not accept the Exchange Offer at the benefit of other shareholders. To the extent the Exchange Offer is not accepted by other shareholders for the full amount, Aker Maritime ASA has however stated that it is prepared to participate with up to a proportional part of its shares to secure that the aggregate number of shares tendered for redemption equals 18,275,000 shares.

It is expected that the Exchange Offer will commence during the second quarter of 2004. An offer document will be prepared by Kværner and distributed to all eligible shareholders.

16. THE NORWEGIAN TRADING MARKET

16.1.1 Introduction

Oslo Børs was established in 1819 and is the principal market in which shares, bonds and other financial instruments are traded in Norway. Oslo Børs is incorporated as a public limited company. As of 31 December 2003, the total capitalisation of companies listed on Oslo Børs amounted to approximately NOK 690 billion. Shareholdings of non-Norwegian companies as a percentage of total market capitalisation on 31 December 2003 amounted to approximately 7.5 per cent.

Oslo Børs is a part of the NOREX Alliance, whose other members are Copenhagen Stock Exchange, Stockholm Stock Exchange and the Iceland Stock Exchange.

16.1.2 Trading and settlement

Trading on the NOREX exchanges is carried out in the electronic trading system SAXESS. OM Technology, a part of OM AB that owns the OM Stockholm Exchange, has developed SAXESS. This trading system is in use by all members of the NOREX Alliance, and allows brokers to operate on all such exchanges of which they are members through a single trading system. For the time being clearing of all trades, however, takes place through different systems for trades effected on the different exchanges.

Official trading takes place between 10:00 am and 4:10 pm each trading day. Orders may be placed in the system beginning at 9:15 am.

The settlement period for trading on Oslo Børs is three days (T+3).

The ability of brokerage houses to trade for their own account is restricted to trading that occurs as an integral part of either investments services or general capital management. Trading by individual employees is restricted.

Investment services may only be provided by Norwegian brokerage houses holding a licence under the Securities Trading Act, branches of brokerage houses from an Europen Economic Area ("**EEA**") -state or brokerage houses from outside the EEA that have been licensed to operate in Norway. EEA -state brokerage houses may also conduct cross-border investment services in Norway

It is possible for brokerage houses to undertake market-making activities in listed Norwegian shares if they have a licence to do so under the Securities Trading Act, or in the case of EEA – state brokerage houses, a licence to carry out market making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Securities Trading Act covering brokers' trading for own account. Such market-making activity, however, does not as such require notification to the Financial Supervisory Authority of Norway (*Kredittilsynet*) ("**FSAN**") or Oslo Børs except for the general obligation on brokerage houses that are members of Oslo Børs to report all trades in stock exchange listed securities.

16.1.3 Information, control and surveillance

Under Norwegian law, Oslo Børs is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit monitors all market activity on a continuous basis and is responsible for the dissemination of information from listed companies to the market. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

Oslo Børs controls the issuance of securities in both the equity and bond markets in Norway. Oslo Børs evaluates whether the issuance documentation contains the required information and whether it would otherwise be illegal to carry out the issuance.

Each listed company must deliver to Oslo Børs copies of all reports and communications sent to its shareholders. Each company must also release promptly to Oslo Børs any other information that may have a not insignificant effect on the current pricing of the shares of the company. Oslo Børs may levy fines on companies that violate such requirements.

16.1.4 The VPS and transfer of shares

The VPS is Norway's paperless centralised securities registry. It is a computerised bookkeeping system in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. the Company's share register is operated through the VPS.

All transactions relating to securities registered with the VPS are made through computerised book entries. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway, authorised securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.

The entry of a transaction in the VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the given security.

The VPS is strictly liable for any loss resulting from an error in connection with registering, altering or cancelling a right, except in the event of contributory negligence, in which event compensation owed by the VPS may be reduced or withdrawn.

A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding or has reported and shown evidence of such share acquisition, and the acquis ition of shares is not prevented by law, the Articles of Association or otherwise.

16.1.5 Share register

Under Norwegian law shares are registered in the name of the owner of the shares. As a general rule, there are no arrangements for nominee registration. However, shares may be registered in the VPS by a fund manager (bank or other nominee) approved by the Norwegian Ministry of Finance, as the nominee of foreign shareholders. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In the case of registration by nominees, registration with the VPS must show that the registered owner is a nominee. A registered nominee has the right to receive dividends and other distributions but cannot vote at general meetings on behalf of the beneficial owners. Beneficial owners must register with the VPS or provide other sufficient proof of their acquisition of the shares in order to vote at general meetings.

16.1.6 Foreign investment in Norwegian shares

Foreign investors may trade shares listed on Oslo Børs through any broker which is a member of Oslo Børs, whether Norwegian or foreign.

16.1.7 Disclosure obligations

A person, entity or group acting in concert that acquires or disposes of Shares, options for Shares or other rights to Shares resulting in its beneficial ownership, directly or indirectly, in the aggregate meeting, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital or the voting rights in the Company has an obligation under Norwegian law to notify Oslo Børs immediately.

16.1.8 Insider trading

According to Norwegian law subscription for, purchase, sale or exchange of shares which are quoted, or incitement to such dispositions, must not be undertaken by anyone who has information about the shares, the issuers thereof or about other factors, which may influence the price and which is not publicly available or commonly known in the market. The same applies to entry into, purchase, sale or exchange of option or futures/forward contracts or equivalent rights connected with such shares or incitement to such dispositions.

16.1.9 Mandatory offer requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40 per cent of the voting rights of a Norwegian company listed on Oslo Børs to make an unconditional general offer for the purchase of the remaining shares in the company. The offer is subject to approval by Oslo Børs before submission of the offer to the shareholders. The offer price per share must be at least as high as the highest price paid or agreed by the offeror in the six-month period prior to the date the 40 per cent threshold was exceeded, but equal to the market price if the market price was higher when the 40 per cent threshold was exceeded. In the event that the acquirer thereafter, but prior to the expiration of the bid period acquires, or agrees to acquire, additional shares at a higher price, the acquirer is obliged to restate its bid at that higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, Oslo Børs may cause the shares exceeding the 40 per cent limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote his shares or exercise any rights of share ownership unless a majority of the remaining shareholders approve. The shareholder can, however, exercise the right to dividend and pre-emption rights in the event of a share capital increase. Oslo Børs may impose a daily fine upon a shareholder who fails to make the required offer.

A shareholder or consolidated group which owns shares representing more than 40 per cent of the votes in a listed company, and which has not made an offer for the purchase of the remaining shares in the company in accordance with the provisions concerning mandatory offers, is as a main rule obliged to make a mandatory offer in the case of each subsequent acquisition. However, there are exceptions from this rule, including for a shareholder or a consolidated group which, upon admission of the company to listing on a stock exchange, owns more than 40 per cent of the shares in the company. As a consequence of this exception, Kværner would not trigger a mandatory offer obligation if the company were to acquire additional shares in the Company after the Offering and/or the Exchange Offer.

16.1.10 Compulsory acquisition

If a shareholder, directly or via subsidiaries, acquires Shares representing more than 90 per cent of the total number of issued Shares as well as more than 90 per cent of the total voting rights attached to such Shares, then such majority shareholder would have the right (and each remaining minority shareholder of the Company would have the right to require such majority shareholder) to effect a compulsory acquisition for cash of any Shares not already owned by such majority shareholder. Such compulsory acquisition would imply that the majority shareholder has become the owner of the thus acquired shares with immediate effect. Upon effecting the compulsory acquisition the majority shareholder would have to offer the minority shareholders a specific price per share, the determination of which price would be at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified deadline not to be of less than two months' duration, request that the price be set by the Norwegian courts. Absent such request or other objection to the price being offered, the minority shareholders would be deemed to have accepted the offered price after the expiry of the two months deadline. The cost of such court procedure would, as a general rule, be for the account of the majority shareholder, and the courts would have full discretion in respect of the valuation of the Shares as per the effectuation of the compulsory acquisition.

16.1.11 Voting rights

Each share in the Company carries one vote.

As a general rule, resolutions that shareholders are entitled to make pursuant to Norwegian law or the Company's Articles of Association require a simple majority of the votes cast. In the case of election of directors to the Board of Directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Norwegian law, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or de-merger, to amend the Company's Articles of Association or to authorise an increase or reduction in the share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Norwegian law further requires that certain decisions which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the holders of such shares or class of shares as well as the majority required for amendments to the Company's Articles of Association. Decisions that (i) would reduce any shareholder's right in respect of dividend payments or other rights to the assets of the Company or (ii) restrict the transferability of the shares require a majority vote of at least 90 per cent of the share capital represented at the general meeting in question as well as the majority required for amendments to the Company's Articles of Association. Certain types of changes in the rights of shareholders require the consent of all shareholders affected thereby as well as the majority required for amendments to the Company's Articles of Association.

In general, in order to be entitled to vote, a shareholder must be registered as the beneficial owner of Shares in the share register kept by the VPS. Beneficial owners of Shares that are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such Shares as nominees.

Readers should note that there are varying opinions as to the interpretation of Norwegian law in respect of the right to vote nominee-registered shares. For example, Oslo Børs has in a statement on 21 November 2003 held that in its opinion "nominee-shareholders" may vote in general meetings if they actually prove their shareholding prior to the general meeting.

16.1.12 Restriction on ownership of shares

The Articles of Association of the Company contain no provisions restricting foreign ownership of Shares.

There are no limitations under Norwegian law on the rights of non-residents or foreign owners to hold or vote the Shares.

16.1.13 Additional issuances and preferential rights

All issuances of Shares by the Company, including bonus issues, require an amendment to the Articles of Association, which requires the same vote as other amendments to the Articles of Association. Furthermore, under Norwegian law, the Company's shareholders have a preferential right to subscribe for issues of new shares by the Company. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting by the same vote required to approve amendments to the Articles of Association. A waiver of the shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, irrespective of class.

Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from the Company's free equity or from its share premium reserve. Such bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require the Company to file a registration statement in the United States under United States securities laws. If the Company decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-U.S. holders to realise the value of such rights.

16.1.14 Dividends

Under Norwegian law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended or accepted by the directors and approved by the shareholders at a general meeting. The shareholders at an annual general meeting may vote to reduce (but not to increase) the dividends proposed by the directors.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the adopted income statement for the last financial year, (ii) retained profit from previous years, and (iii) distributable reserves, after deduction of (a) any uncovered losses, (b) the book value of research and development, (c) goodwill, (d) net deferred tax assets recorded in the balance sheet for the last financial year, (e) the aggregate value of any treasury shares the Company has purchased or been granted security over during the preceding financial years, (f) any credit or security given pursuant to sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act and provided always that such distribution is compatible with good and prudent business practice with due regard to any losses which may have occurred after the last balance sheet date or which may be expected to occur. The Company cannot distribute any dividends if the equity, according to the balance sheet, amounts to less than ten per cent of the total balance sheet without following a creditor notice procedure as required for reducing the share capital.

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. Consequently, a non-Norwegian resident may receive dividend payments without Norwegian exchange control consent if such payment is made only through a licensed bank.

The Company's Board will consider the amount of dividend (if any) to recommend for approval by the Company's shareholders, on an annual basis, based upon the earnings of the Company for the years just ended and the financial situation of the Company at the relevant point in time.

17. TAXATION

The following discussion is a summary of certain Norwegian and U.S. federal income tax matters relating to the acquisition, ownership and disposition of the Shares, and does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of the Shares. Prospective purchasers of the Shares are advised to consult their own tax advisors concerning the consequences, in their particular circumstances, of the ownership and disposition of Shares under Norwegian and U.S. federal, state, and local and other laws to which they may be subject.

The statements of Norwegian and U.S. tax laws set out below are based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended (the "Code") and the current convention between the United States and Norway for the avoidance of double taxation with respect to income taxes (the "Convention") and interpretations thereof by the relevant tax authorities that are in effect as of the date of this Prospectus, and may be subject to any subsequent changes in Norwegian and U.S. law or in the Convention.

17.1 NORWEGIAN TAX MATTERS

The statements herein regarding taxation are based on the laws in force in Norway as of the date of this Prospectus and are subject to any changes in law occurring after such date, which changes could be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. Shareholders are advised to consult their own tax advisors concerning the overall tax consequences of their ownership of shares.

17.2 TAXATION OF THE SHAREHOLDERS

17.2.1 Taxation on dividends

Norwegian shareholders
Dividends derived by resident shareholders are in principle taxable as ordinary income. Dividend payments from a Norwegian company to a Norwegian shareholder are taxed according to the imputation method ("godtgjørelsesmetoden"), which implies that dividends are treated as non-taxable income.

Non-resident shareholders
Dividend paid to non-resident shareholders is subject to Norwegian withholding tax of 25 per cent unless a lower tax has been agreed upon in an applicable tax treaty. Norway has entered into tax treaties with a number of countries and withholding tax is normally set at 15 per cent under these treaties. The shareholders home country will normally give credit for the Norwegian withholding tax imposed on the dividend.

Nominee registered shares will be subject to withholding tax of 25 per cent unless the nominee has obtained approval from the Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is committed to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax.

Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a shareholder not resident in Norway for tax purposes is carrying on business activities in Norway, and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as Norwegian shareholders, as described in the first paragraph of this section.

17.2.2 Taxation on capital gains on disposal of shares

Norwegian shareholders
Capital gains derived from realisation of shares are taxable as ordinary income, and losses are deductible. This applies irrespective of how long the shares have been owned by the shareholder and irrespective of how many shares that are realised. The current tax rate is 28 per cent. The capital gain/loss is regarded as the difference between the received consideration and the purchase price.

Special provisions apply to the computation of gains on shares in a Norwegian resident company owned by another Norwegian resident. In order to avoid double taxation of the Company's profits and the gain of the shareholder, a method of adjusting the shareholders cost price corresponding to the retained after tax profit of the company applies, the so-called RISK-adjustment. This method takes into account the tax paid on retained profits during the ownership period. The opening value of the share is to be adjusted according to changes in the company's retained earnings during the ownership period. The RISK-adjustment only takes place as per January 1 of the following year (the assessment year of the company).

The RISK-adjustment may be negative if the dividends paid by the Company exceed its net taxable income after deductible tax payable.

The computation of capital gains is based on a first in, first out principle.

Costs incurred in connection with the acquisition and/or sale of shares may be deducted from the taxable income in the year of realisation.

Non-resident shareholders
Non-resident shareholders are not normally taxable in Norway on capital gains on the sale of shares. A tax liability in Norway may nevertheless arise:

- if the shares were held in connection with a business carried out in Norway by the shareholder, or
- if the shareholder has previously been a resident in Norway for tax purposes and the share is sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased. This also applies to shares in Norwegian companies that have been purchased and sold during this five-year period.

17.2.3 Net wealth tax

The value of shares is taken into account for net wealth tax purposes in Norway. The marginal tax rate is currently 1.1 per cent. Norwegian limited companies and certain other companies in a similar position are not subject to wealth tax. Shares listed on the main list of Oslo Stock Exchange are valued at 100 per cent of the market value at January 1 in the assessment year. Non-resident shareholders are normally not subject to wealth taxation in Norway.

17.2.4 Inheritance or gift tax

Upon transfer of Shares by way of inheritance or gifts, the transfer may be subject to Norwegian inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. Still, such transfer is not subject to Norwegian tax if the donor/decdased was neither a national nor resident of Norway for tax purposes.

17.3 UNITED STATES TAXATION

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Shares. This summary is addressed to prospective investors that will hold the Shares as capital assets and does not purport to address all material tax consequences of the purchase, ownership or disposition of the Shares. This summary does not deal with special classes of investors, such as individuals, tax-exempt entities, banks, financial institutions, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent or more of the Company, investors that hold Shares as part of a straddle, a hedge or a conversion or constructive sale transaction, investors whose "functional currency" is not the U.S. Dollar and investors not eligible for benefits under the Convention.

This summary is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings of the Internal Revenue Service (the "IRS") and court decisions, as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect. Prospective investors should consult their own tax advisors to determine the U.S. federal, state and local and foreign tax consequences to them of the purchase, ownership and disposition of the Shares. In particular, prospective investors are urged to confirm their eligibility for benefits under the

Convention with their advisors and to discuss with their advisors any consequences of their failure to qualify for such benefits.

As used in this section, the term "U.S. Holder" means a beneficial owner of Shares who or which is (i) a citizen or resident of the United States, (ii) a domestic corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or a trust that elects under U.S. Treasury Regulations to be treated as a U.S. person. In the case of a holder of Shares that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income or loss from the Shares, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner. A "Non-U.S. Holder" is a holder of Shares who or which is not a U.S. Holder.

Dividends

Subject to the "Passive Foreign Investment Company" discussion below, distributions paid on the Shares generally will be treated as dividends to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations. A U.S. Holder must include in gross income as ordinary income on the date of actual or constructive receipt by the U.S. Holder the gross amount of such dividends, including any Norwegian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Norwegian tax authorities. Under the Jobs and Growth Tax Reconciliation Act of 2003 (the "**2003 Tax Act**"), dividends received by U.S. Holders who are individuals for taxable years beginning on or before December 31, 2008 from certain "qualified foreign corporations" are eligible to be taxed at reduced rates applicable to capital gains rather than at rates applicable to ordinary income. A foreign corporation is a "qualified foreign corporation" if (i) such corporation is eligible for benefits under a qualifying income tax treaty with the United States, or (ii) its stock with respect to which such dividends are paid is readily tradable on an established securities market in the United States. However, a "qualified foreign corporation" does not include a foreign corporation which for the taxable year of the corporation in which such dividends were paid, or the preceding taxable year, is a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company," as defined under the Code. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the Shares. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the Shares and, thereafter, as gain on the sale or exchange of the Shares subject to taxation as described below under "Sale or Exchange of Shares." In the case of a distribution in kroner, the amount of the distribution generally will equal the U.S. dollar value of the distribution, determined by reference to the spot currency exchange rate of kroner on the date of receipt of the distribution. In the event that the U.S. Holder does not convert the kroner into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the kroner equal to their U.S. dollar value on the date of receipt and currency exchange gain or loss may be realised on a subsequent conversion of the kroner into U.S. dollars. Any such foreign currency gain or loss will be treated as ordinary income or loss.

Under the United States – Norway Income and Property Tax Convention (the "Convention"), dividends paid to U.S. Holders eligible to receive benefits under the Convention are generally subject to Norwegian withholding tax at source at a rate of 15 percent of the gross amount actually distributed; or if the recipient is a corporation, 10 percent of the gross amount actually distributed if (i) during the part of the Company's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10 percent of the outstanding shares of the Company's voting stock was owned by the recipient corporation, and (ii) not more than 25 percent of the gross income of the Company for such prior taxable year (if any) consists of interest or dividends (other than interest derived from the conduct of a banking, insurance, or financing business and other than dividends or interest received from subsidiary corporations, 50 percent or more of the outstanding shares of the voting stock of which is owned by the Company at the time such dividends or interest is received).

Subject to certain conditions and limitations, Norwegian tax withheld from dividends will be treated as a foreign income tax that may be deducted from taxable income or, at the U.S. Holder's election, credited against the U.S. Holder's U.S. federal income tax liability. However, the Norwegian tax may be deducted only if the U.S. Holder does not daim a credit for any foreign taxes paid or accrued in that year. In addition, a U.S. Holder will not be entitled to a deduction or foreign tax credit with respect to Norwegian tax that may be refunded to a U.S. Holder pursuant to the Convention or Norwegian law. Accordingly, a U.S. Holder who is eligible for, but does not apply to receive, a refund pursuant to the Convention will not be able to claim a deduction or foreign tax credit for that portion of Norwegian taxes withheld in excess of 15 per cent of the dividend, and the deduction or credit may be further limited to the extent that a U.S. Holder is entitled to, but fails to apply for or exhaust all practical remedies for, any additional refund of Norwegian tax. For the purpose of computing the foreign tax credit, dividends paid on the Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of "passive" or "financial services" income, depending on the nature of the U.S. Holder. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Exchange of Shares

Subject to the "Passive Foreign Investment Company" discussion below, in general, a U.S. Holder will recognise a gain or loss on the sale or exchange of Shares equal to the difference between the U.S. Holder's adjusted basis in the Shares (as determined in U.S. dollars) and the amount of cash and the fair market value of any property realised on the sale or exchange (or if the amount realised is denominated in a foreign currency, its U.S. dollar equivalent, determined at the spot currency exchange rate on the date of disposition). Generally, such gain or loss will be treated as a capital gain or loss if the Shares are held as capital assets, and as a long-term capital gain or loss if the shares have been held for more than one year on the date of such sale or exchange. Under the 2003 Tax Act, in the case of U.S. Holders who are individuals, long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 15 per cent for taxable years beginning on or before December 31, 2008. The ability to deduct capital losses may be subject to limitations. For the purpose of computing the foreign tax credit, any such gain or loss realised by a U.S. Holder generally will be treated as gain or loss from sources within the United States.

Passive Foreign Investment Company

Based on the nature of the Company's income, assets and activities, the Company believes that it is not currently a passive foreign investment company ("PFIC"). However, the Company will hold passive assets and earn passive income on funds (including the proceeds of this Offer) awaiting use in the conduct of its business. Furthermore, the extent and timing of the Company's non-passive income and of its ownership and acquisition of assets that produce non-passive income cannot be predicted with certainty. Because the PFIC tests are applied on an annual basis, the Company's current belief that it is not a PFIC could be subject to change in the future.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder owns shares, (i) at least 75 per cent of the gross income of the Company for taxable year is passive income or (ii) at least 50 per cent of the Company's assets (measured by value on a quarterly average basis) produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities, gains from assets that produce passive income, net income from national principal contracts and certain payments with respect to securities loans. If a foreign corporation owns, directly or indirectly, at least 25 per cent by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If the Company were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to the receipt of certain "excess distributions" by the Company. In general, an excess distribution is any gain on the disposition of any Shares and any distribution to the U.S. Holder that is greater than 125 per cent of the average annual distributions received by the U.S. Holder (including return of capital distributions) during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the shares and gains on the disposition of shares. Under these rules (i) the gain or excess distribution would be allocated rateably over the U.S. Holder's holding period for the Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realised would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. For these purposes, a U.S. Holder who uses Shares as security for a loan will be treated as having disposed of such Shares.

As an alternative to these special rules, a U.S. Holder of a PFIC generally may make a "QEF election," provided that the Company complies with certain reporting requirements pursuant to which the U.S. Holder will include as taxable income each year the U.S. Holder's share of the ordinary earnings and net realised capital gains of the PFIC, whether or not distributed. If the Company does not distribute all of its earnings in a taxable year, a U.S. Holder making a QEF election may also be permitted to elect to defer payment of some or all of the taxes on the QEF's income subject to an interest charge on the deferred amount. However, the Company does not anticipate providing holders with the calculation of the Company's results under U.S. federal income tax principles or the access to the Company's books and records that would be needed to make the QEF election.

As a second alternative to the special rules described above, U.S. Holders of "marketable shares" in a PFIC may elect to treat the shares as having been sold and immediately repurchased at the close of each taxable year in which the U.S. Holder owns the shares (a "mark-to-market" election). The Shares generally will not be considered marketable shares unless (i) the Shares are traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minims quantities, and (ii) the foreign exchange or market on which the Shares are regularly traded is subject to regulation or supervision by a governmental authority of the country in which such exchange or market is located and meets certain other requirements. PFIC stock is also marketable, to the extent provided in Treasury Regulations, if the PFIC is a foreign corporation that offers for sale (or has outstanding) stock of which it is the issuer and which is redeemable at its net asset value in a manner to that of a U.S. regulated investment company ("RIC"). If the Shares are considered to be regularly traded on a qualified foreign exchange or market as set forth above, a U.S. Holder electing mark-to-market treatment of its Shares would, in general, include as ordinary income each year an amount equal to the increase in value of its Shares for that year (measured at the close of the U.S. Holder's taxable year) and would be allowed a deduction for any decrease in value of its Shares for the year, but only to the extent of previously included mark-to-market income. The U.S. Holder's basis in its Shares would be increased by the amount of any ordinary income, and reduced by the amount of any deduction, arising under the mark-to-market election. Any gains realised on the sale or other disposition of Shares as to which a mark-to-market election is in effect would be treated as ordinary income. Any loss realised on the sale or other disposition would be treated as an ordinary deduction up to the amount of any prior increase in the Shares' market value that has not previously been taken into account in calculating allowable deductions, and as a capital loss to the extent of any excess.

A U.S. Holder owning Shares during any year that the Company is a PFIC must file IRS Form 8621. In addition, certain other reporting obligations may apply to a U.S. Holder in certain circumstances.

Non-U.S. Holders

In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, (a) payments of dividends and sale proceeds by the Company or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, and (b) a gain realised by a Non-U.S. Holder on the sale or other disposition of the Shares will not be subject to U.S. federal income or withholding tax. Special rules may apply in the case of Non-U.S. Holders (i) that are engaged in the conduct of a trade or business within the United States, (ii) that are former citizens or long-term residents of the United States or (iii) that are non-resident alien individuals who are present in the United States for 183 days or more during a taxable year and meet certain other conditions. Such persons are urged to consult their own tax advisors before purchasing the Shares.

Transfer Reporting Regulations

Under recently promulgated Treasury regulations, a U.S. Holder (including a tax exempt entity) that purchases Shares for cash will be required to file a IRS Form 926 or similar form with the IRS, if (i) the U.S. Holder owns, directly or by attribution, immediately after the transfer at least 10 per cent by vote or value of the Company or (ii) the purchase, when aggregated with all purchases made by such U.S. Holder (or any related person thereto) within the preceding 12 month period, exceeds USD100,000. If a

U.S. Holder fails to file any such required form, the U.S. Holder could be required to pay a penalty equal to 10 per cent of the gross amount paid for the Shares (subject to a maximum penalty of USD100,000, except in cases involving intentional disregard). U.S. Holders should consult their tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of the Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) in respect of Shares made within the United States to non-corporate U.S. Holders, and "backup withholding" at a rate of 28 per cent (currently subject to reduction in future years) will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number, if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Forms W-8BEN or other applicable form or W-9.

In general, payment of the proceeds from the sale of Shares to or through a U.S. office of a broker is subject to both U.S. information reporting and backup withholding unless the holder or beneficial owner certifies its non-U.S. status or otherwise establishes an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a broker that (i) is a U.S. person (including a foreign branch or office of such person), (ii) derives 50 per cent or more of its gross income for a specified three-year period from the conduct of a trade or business within the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership, one or more of whose partners are U.S. persons and who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership, or (v) is a foreign partnership which is engaged in the conduct of a trade or business in the United States.

Amounts withheld under the backup withholding rules may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

Tax Shelter Regulations

Treasury Regulations (the "**Tax Shelter Regulations**") meant to require the reporting of certain tax shelter transactions ("**Reportable Transactions**") could be interpreted to cover and require reporting of transactions that are generally not regarded as tax shelters, including certain foreign currency transactions. Under the Tax Shelter Regulations, certain transactions may be characterized as Reportable Transactions based upon any of several indicia, including, the existence of confidentiality agreements, certain indemnity arrangements, significant book-tax differences, a brief asset holding period, whether the transaction is a listed transaction, and the potential for recognizing certain losses, such as in certain circumstances, a sale, exchange, retirement or other taxable disposition of a foreign currency note. Currently, legislative proposals are pending in Congress that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. Persons considering the purchase of Shares should consult with their own tax advisors to determine the tax return disclosure obligations, if any, with respect to an investment in such shares, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

18. SELLING RESTRICTIONS

Purchasers are advised to consult legal counsel prior to making any resale, pledge or transfer of the Offer Shares

18.1 GENERAL

Other than in connection with the Offering in Norway, no action has been taken or will be taken in any jurisdiction by the Managers or the Company that would permit a public offering of the Offer Shares, or the possession or distribution of any documents relating to the Offering, or any amendment or supplement thereto, in any country or jurisdiction where specific action for that purpose is required. The Managers will comply with all applicable laws and regulations in each jurisdiction concerning acquiring, offering or selling of shares or possession or distribution of any offering documents or any amendment or supplement thereto.

Each purchaser of Offer Shares will be deemed to have acknowledged, by its subscription to Offer Shares, that the Company, the Managers, their respective affiliates, and other persons will rely upon the accuracy of the acknowledgements, representations and agreements set forth below.

No offer or sale of Offer Shares may be made in any jurisdiction except under circumstances that will result in compliance with the applicable laws of such jurisdiction. Persons receiving a copy of this Prospectus are required by the Company and the Managers to inform themselves about and to observe any restrictions as to the offering of Offer Shares and the distribution of this Prospectus.

18.2 UNITED STATES

The Offer Shares have not been and will not be registered under the Securities Act or any state securities laws, and such shares may not be offered or sold within the United States, or to or for the account or benefit of U.S. persons, unless an exe mption from the registration requirements of the Securities Act is available. Accordingly, the Offer Shares will only be offered and sold (i) within the United States, or to or for the account or benefit of U.S. persons, only to QIBs in private placement tansactions not involving a public offering and (ii) outside the United States in offshore transactions in accordance with Regulation S.

Each purchaser of Offer Shares in the United States, or to or for the account or benefit of U.S. persons, will be required to execute a QIB representation letter in the form set out in Appendix 7. Any Offer Shares offered and sold in the United States to QIB in private placement transactions will be "restricted securities" (as defined in Rule 144 under the securities Act) and such Offer Shares may not be reoffered, resold, pledged or otherwise transferred, except (i) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S, (ii) to another QIB in a private transaction not involving a public offering, exempt from registration under the Securities Act, provided that prior to the sale, the purchaser executes and delivers a letter in the from of an Appendix 7 hereto, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or pursuant to any other exemption from the registration requirements of the Securities Act, subject to receipt by the Company of an opinion of counsel or such other evidence that the Company may reasonably require that such transfer or sale is in compliance with the Securities Act or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

Each purchaser of Offer Shares offered and sold in reliance on Regulation S will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S are used herein as defined therein):

1. the purchaser (i) is, and the person , if any, for whose account it is acquiring such Offer Shares is, outside the United States and is not a U.S. person, and (ii) is acquiring the Offer Shares in an offshore transaction meeting the requirements of Regulation S.

2. the purchaser is aware that the Offer Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S; and

3. the purchaser acknowledges that the Company and the Managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

18.3 UNITED KINGDOM

Each Manager has agreed that (1) it has not offered or sold, and will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom, within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (2) it has complied with and will comply with all applicable provisions of the United Kingdom Financial Services Act 1986 with respect to anything done by it in relation to the Offer Shares, in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Offer Shares to a person who is of a kind described in Article 9 and Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

19. SUMMARY IN NORWEGIAN

Dette sammendraget inneholder grunnleggende informasjon om aksjeemisjonen, restruktureringen av Kværner-konsernet og Aker Kværner-konsernets ("Konsernets") virksomhet, historiske finansielle resultater og fremtidsutsikter. Dette sammendraget inneholder ikke all informasjon som er av viktighet for investorer når disse skal vurdere hvorvidt de skal delta i Aksjeemisjonen. Investorer bør lese hele Prospektet nøye, herunder kapittel 6 "Risk Factors" og regnskapet og de dertil hørende noter og uttalelser i dette Prospekt, før de fatter en investeringsbeslutning.

Ved eventuell motstrid mellom dette sammendraget og den engelske teksten i Prospektet, skal den engelske teksten i Prospektet legges til grunn.

19.1 KONSERNET

19.1.1 Oversikt over virksomheten

Konsernet er et internasjonalt konsern innen oljetjenester, engineering og entreprenørvirksomhet, som tilbyr design-, engineering-, prosjektledelses-, innkjøps-, produkt-, fabrikasjons- og relaterte tjenester til kunder innen utvalgte industrielle og geografiske nisjemarkeder.

Aker Kværner ASA ("Selskapet") er Konsernets morselskap, og har et betydelig antall datterselskaper og enkelte nærstående selskaper. Se kapittel 9.1 "Group corporate structure" for et forenklet diagram over Konsernets nåværende organisasjonsstruktur.

Virksomhetsområdet AK Olje & Gass er en ledende leverandør av offshore olje- og gassinstallasjoner og -tjenester. Disse tjenestene innbefatter design, innkjøp, produktleveranser, fabrikasjon, oppkopling, ferdigstilling, drift og vedlikehold av offshore lete-, utvinnings- og produksjonsanlegg. AK Olje & Gass driver internasjonalt, og har sin hovedvirksomhet i Norge, Storbritannia og USA. AK Olje & Gass har hatt drift i Nordsjøområdet (både Norge og Storbritannia) i omlag 40 år, og har en omfattende internasjonal virksomhet, herunder i Mexicogolfen, Brasil, Vest-Afrika, Sørøst-Asia, Russland og Midt-Østen. Ytterligere informasjon om AK Olje og Gass er gitt i kapittel 8.1 "AK Oil & Gas".

Virksomhetsområdet AK E&C er en ledende leverandør av design-, engineering, prosjektledelses-, innkjøps- og entreprenørtjenester til industrielle nisjesektorer på verdensbasis. Disse nisjene innbefatter kjemikalier og polymerer, legemidler, olje og gass, vann, kraft, metaller, kjernefysikk, tremasse, mineraler og gruvedrift. AK E&C driver internasjonalt, og dets viktigste kontorer befinner seg i USA, Storbritannia, Nederland, Finland, Sverige, Australia og Sørøst-Asia. Ytterligere informasjon om AK E&C er gitt i kapittel 8.2 "AK E&C".

19.1.2 Finansielle nøkkeltall

Nedenstående tabell viser Konsernets pro forma resultatregnskap.

	2003	2002	2001
	(Beløp i NOK mill.)		
Driftsinntekter	**31.327**	**34.140**	**40.253**
Samlede driftsutgifter, ekskl. avskrivninger	**- 30.324**	**- 33.567**	**- 39.923**
EBITDA	**1,003**	**573**	**330**
Avskrivninger	-333	-377	-390
EBITA	**670**	**196**	**-60**
Goodwill avskrivninger	-315	-320	-342
EBIT før ekstraordinære poster	**355**	**-124**	**-402**
Ekstraordinære poster	-452	-271	10
EBIT	**-97**	**-395**	**-392**
Netto rentekostnader	-329	-342	-329
Netto fortjeneste valuta	88	683	-
Overskudd før skatt	**-338**	**-54**	**-721**
Skatt	-10	-127	-185
Netto overskudd	**-348**	**-181**	**-906**
Minoritetsinteresser	**5**	**2**	**-2**
Majoritetsandel	**-353**	**-183**	**-904**

Ytterligere informasjon om Konsernets finansielle data og regnskapsprinsipper er gitt i kapittel 12 "Financial information".

19.1.3 Strategiske målsetninger

Konsernet består av de to kjernevirksomhetsområdene i det tidligere Kværner-konsernet, AK Olje & Gass og AK E&C. Konsernets forretningsidé og strategi er basert på likhetstrekkene mellom virksomhetsområdene AK Olje & Gass og AK E&C, og deres komplementære natur. Det er en rekke synergier mellom de to virksomhetene, inkludert faste kostnader, innkjøp og styringssystemer (dvs. risikostyring, prosjektgjennomføring, kapitalforvaltning).

Konsernets fastsatte strategi er basert på levering av totale kostnadseffektive produkter, løsninger og tjenester gjennom livssyklusen til en kundes installasjon, fra opprinnelig design, engineering og bygging, via kundeservice, vedlikehold, modifikasjoner og drift, til endelig nedleggelse og demontering. Konsernet fokuserer på å tilby førsteklasses prosjektgjennomføring, pålitelige tekniske løsninger, levering til avtalt tidspunkt, til avtalt pris og med høy kvalitet. Konsernet vil bestrebe seg på å utføre arbeidet i overensstemmelse med de beste standarder innen Helse, Miljø, og Sikkerhet.

Konsernets forretningsvirksomhet har opplevd en økning av ordrereserven i løpet av 2003. Dette gjenspeiler delvis en allmenn bedring av markedssituasjonen, men også at Konsernet har lyktes med å utvikle en velfungerende organisasjons- og gjennomføringsmodell, og følgelig konkurransedyktige løsninger. Konsernets strategi fremover vil være basert på å skape og opprettholde tillit hos kunder, gjennom konsistent og forutsigbar gjennomføring av prosjekter og levering av produkter og tjenester.

19.2 AKSJEEMISJONEN

Emittent	Aker Kværner ASA, stiftet i Norge som et allmennaksjeselskap.
Aksjeemisjonen	Emisjon av nye aksjer med et samlet tegningsbeløp på ca. NOK 2.000.000.000, inndelt i to separate transjer – det Offentlige Tilbud og det Institusjonelle Tilbudet. Kværner ASA har i tillegg gitt tilretteleggerne en overtildelingsopsjon som gir disse rett til å kjøpe aksjer i selskapet fra Kværner, oppad begrenset til 10 prosent av aksjeemisjonen, til tegningskurs i emisjon i tilfelle overtildeling. Se kapittel 3.2 "The Offering" og kapittel 3.7 "Stabilisation and Over-allotment Facility"
Noteringsbetingelse	Gjennomføring av Aksjeemisjonen er blant annet betinget av at Oslo Børs godkjenner Selskapets søknad om notering av Selskapets aksjer på Oslo Børs, og at selskapets styre bekrefter at gjeldsrestrukturering omtalt i punkt 5.1.3 "The Debt Restructuring", er avtalt og vil bli gjennomført, uten andre forbehold enn det som er sedvanlig og innenfor Selskapets kontroll, samt gjennomføring av Aksjeemisjonen. Se kapittel 3.3 "Conditions for completing the Offering".
Tegningskurs	Vil bli fastsatt gjennom en book-building-prosess i forbindelse med det Institusjonelle Tilbudet.
Det Offentlige Tilbudet	Nedre grense på 100 aksjer per tegning og øvre grense på 10.000 aksjer per tegning for hver investor, og kun i blokker på 100 aksjer.
Det Institusjonelle Tilbudet	Nedre grense på minst 10.001 aksjer per tegning. Aksjer utlegges for tegning i De forente stater for kvalifiserte institusjonelle kjøpere (QIBs), som definert i, og på basis av, den amerikanske Securities Act, Rule 144A, og utenfor De forente stater på basis av den amerikanske Securities Act, Regulation S.
Tegningsperiode i Det Offentlige Tilbudet	23 mars 2004 til 31 mars 2004 (begge dager inkludert) med utløp kl. 16.00 (norsk tid), med forbehold om skjønnsmessig forlengelse.
Book-building Periode	23 mars 2004 til 1 april 2004 (begge dager inkludert) med utløp kl. 15.00 (norsk tid), med forbehold om skjønnsmessig forlengelse.
Stabiliserings-aktiviteter	I forbindelse med Aksjeemisjonen vil Enskilda Securities ASA på vegne av tilretteleggerne kunne gjennomføre transaksjoner som har til hensikt å stabilisere og opprettholde aksjenes markedskurs. Se kapittel 3.7 "Stabilisation and Over-allotment Facility".
Salgsrestriksjoner	Emisjonsaksjer, vil være gjenstand for overdragelsesrestriksjoner omtalt i kapittel 18 "Selling Restrictions".
Børs	Det er søkt om notering av aksjene på Oslo Børs' Hovedliste.
Tildelingsdato	Underretning om tildeling vil ventelig foretas rundt 2 april 2004.

Oppgjør og omsetning	Betaling for aksjene tildelt tegnere i det Institusjonelle Tilbudet skal foretas senest 6 april 2004. Betaling for aksjer tildelt tegnere i det Offentlige Tilbudet skal foretas 5 april 2004. I det Institusjonelle Tilbudet vil oppgjør være basert på levering mot betaling, se kapittel 3.4.5 "Payment for allocated Offer Shares". I det Offentlige Tilbudet vil levering av tildelte aksjer bli foretatt under forutsetning av at betaling har funnet sted, se kapittel 3.5.5 "Payment for allocated Offer Shares". Emisjonsaksjer forventes å kunne omsettes på Oslo Børs rundt 2 april 2004 på såkalt "if issued" basis, forutsatt at de er utstedt, se kapittel 3.4.6 "Delivery and trading of allocated Offer Shares" (hva angår det Institusjonelle Tilbudet) og kapittel 3.5.6 "Delivery and trading of allocated Offer Shares" (hva angår det Offentlige Tilbudet).
ISIN	NO 001 021568.4.
Oslo Børs ticker	AKVER

19.3 RESTRUKTURERINGEN AV KVÆRNER

19.3.1 Den juridiske restrukturering

Kværner-konsernets juridiske struktur har i en årrekke vært meget komplisert. Kværner har hatt som målsetning å forenkle denne strukturen, og skape bedre samsvar mellom Kværner-konsernets juridiske og operasjonelle strukturer. Prosessen ble påbegynt ved den organisatoriske og juridiske integrering av Aker Maritime ASAs olje - og gassaktiviteter i mars 2002, og har siden fortsatt på globalt nivå.

Hovedmålsetningen med restruktureringsprosessen har vært å skape en separat enhet bestående av Kværner-konsernets kjernevirksomheter Olje & Gass og E&C. Dette er oppnådd gjennom opprettelsen av Konsernet, som består av Selskapet og to separate underliggende holdingselskaper som henholdsvis virksomheten i AK E&C og virksomheten i AK Olje & Gass er lagt inn under. Selskapet er et norsk allmennaksjeselskap som ble stiftet 29 januar 2004, og er heleid av Kværner inntil fullføringen av Aksjeemisjonen. I tillegg til opprettelsen av Konsernet, innbefatter restruktureringsprosessen i Kværner Gjeldsrestruktureringen omtalt i kapittel 19.3.2 nedenfor, samt en reorganisering av Kværner-konsernets skipsbyggingsvirksomhet under et separat underliggende holdingselskap som er direkte eid av Kværner (samlet betegnet som '**Restruktureringen**"). I tillegg til å forenkle strukturen og gi bedre samsvar mellom juridiske og operasjonelle strukturer, har den globale restruktureringen også blitt gjennomført som en nødvendig forutsetning for å sikre Gjeldsrestruktureringen.

19.3.2 Gjeldsrestruktureringen

Kværners nåværende finansielle gjeldsforpliktelser ble restrukturert i januar 2002, delvis i form av prioriterte lån tilsvarende et samlet beløp (på vedkommende tidspunkt) på ca. NOK 4.070 millioner, med forfall 31 desember 2004, og delvis i form av ansvarlige lån tilsvarende et samlet beløp (på vedkommende tidspunkt) på ca. NOK 4.500 millioner, med forfall i 2011 (det "**10-årige Lånet**").

Som ledd i Restruktureringen vil Kværners nåværende prioriterte finansielle gjeldsforpliktelser bli refinansiert gjennom (i) annenprioritets pantesikret obligasjonslån på EUR 250 millioner, (ii) terminlån i bank på EUR 33 millioner, og (iii) løpende bankkreditt på EUR 117 millioner, alle tre med AKAS som obligasjonsutsteder/låntaker. Som ledd i Gjeldsrestruktureringen har obligasjonsinnehaverne i det 10-årige Lånet godtatt et debitorskifte fra Kværner til Selskapet, betinget av at Gjeldsrestruktureringen og Aksjeemisjonen gjennomføres. Selskapet er i forhandlinger om ordnigner med finansinstitusjoner som som stiller oppfyllelsesgarantier vedrørende fremtidig garantikrav, og Selskapet forventer at ytterligere garantifasiliteter vil bli etablert. De nye garantifasilitetene for Konsernet vil erstatte de eksisterende fasilitetene mellom Kværner og garantistillerne. Ved gjennomføring vil Kværners garanti i favør av garantistillerne frigis og erstattes med en garant fra Selskapet.

AKASs arbeidskapitalbehov vil delvis bli finansiert ved å trekke på ovennevnte løpende kreditt.

Gjennomføring av Aksjeemisjonen er betinget av at Selskapet bekrefter at Gjeldsrestrukturering er bindende avtalt og vil bli gjennomført, kun betinget av alminnelige betingelser samt at Aksjeemisjonen gjennomføres. Se kapittel 3.3 "Conditions for completing the Offering".

En mer detaljert omtale av Gjeldsrestruktureringen finnes i kapittel 5.1.3 "The Debt Restructuring".

19.4 SKIPSVERFTSFUSJONEN OG AKSJEBYTTETILBUDET

19.4.1 Skipsverftsfusjonen

27 februar 2004 ble det vedtatt å fusjonere skipsbyggingsvirksomheten i Aker Yards med Aker Kværner Investments AS, et heleid datterselskap av Kværner. Vederlaget til aksjonærene i Aker Yards i forbindelse med fusjonen vil være 10.689.655 aksjer i Kværner tegnet til kurs NOK 145 per aksje. Utstedelse av vederlagsaksjene ble vedtatt på Kværners ordinære generalforsamling 19 mars 2004, og aksjene vil bli utstedt simultant med at fusjonen mellom Aker Yards og Aker Kværner Investments AS registreres gjennomført i Foretaksregisteret. Det fusjonerte selskap vil bli slått sammen med Kværners Masa-Yards og Kværners 40 prosent eierandel i Aker Ostsee-konsernet, og den samlede skipsbyggingsvirksomhet vil bli organisert i et separat underliggende holdingselskap under Kværner, under navnet Aker Yards ASA. Gjennomføring av Skipsverftsfusjonen er betinget av at Aksjebyttetilbudet gjennomføres, samt av sedvanlige betingelser med hensyn til tredjepartsgodkjennelser og due diligence. Under forutsetning av at Skipsverftsfusjonen og Aksjebyttetilbudet gjennomføres vil Aker Yards ASA søke om separat notering på Oslo Børs. Se også kapittel 15.10 "The Shipyard Merger".

19.4.2 Aksjebyttetilbudet

På Kværners ordinære generalforsamling 19 mars 2004 ble det vedtatt at aksjonærene i Kværner skal få tilbud om å bytte samtlige eller enkelte av sine aksjer i Kværner mot en blanding av aksjer i Selskapet og aksjer i Aker Yards ASA ("**Aksjebyttetilbudet**"). Gjennomføring av Aksjebyttetilbudet er blant annet betinget av at Skipsverftsfusjonen gjennomføres, samt av at Selskapets aksjer tas opp til notering på Oslo Børs. Kværner har opplyst at en forventer at Aksjebyttetilbudet vil påbegynnes i løpet av andre kvartal 2004. Se også kapittel 15.11 "The Exchange Offer".

19.5 RISIKOFAKTORER

Et antall risikofaktorer kan ha negative konsekvenser for Konsernet. Disse risikofaktorer innbefatter finansielle risiki, risiki forbundet med Konsernets forretningsdrift, miljømessige og regulative risiki, samt risiki som relaterer seg til Aksjeemisjonen. Se kapittel 6 "Risk Factors" for en omtale av et utvalg av de ulike risikoelementer som anses for å være spesielt relevante for Konsernet og Aksjeemisjonen. Dersom noen av disse risiki eller usikkerheter faktisk inntreffer kan dette få vesentlige og negative følger for Konsernets virksomhet, drift, resultater og finansielle situasjon. Risikiene omtalt i dette Prospekt er ikke uttømmende, og andre risiki som ikke er omtalt her vil også kunne ha negative følger for Konsernet. Potensielle investorer bør nøye vurdere informasjonen gitt i dette Prospekt, og foreta en uavhengig evaluering før de fatter en investeringsbeslutning.

Annual report 2003

Aker Kværner ASA

AKER KVÆRNER

Key financials

Amounts in NOK millions	2003	2002	2001	2000	1999
Operating revenues	38,966	43,643	45,011	54,472	70,864
Operating profit	-557	551	-2,837	1,243	-4,692
Profit (+) / loss (-) before tax	-929	1,067	-4,961	513	-5,500

Amounts in NOK	2003	2002	2001	2000	1999
Earnings per share [1,7]	-22.41	21.73	-928.61	66.22	-1921.00
Dividend per share [7]	0.00	0.00	0.00	0.00	0.00
Cash-flow per share [7,9]	34.63	0.45	-212.88	-32.48	-1599.56
Interest expense cover [2]	1.03	5.67	-2.16	2.50	-2.80
Liquidity ratio [3]	1.34	1.40	1.15	1.17	1.08
Debt to equity ratio [4]	0.53	0.54	4.94	1.24	3.00
Return on total capital [5]	-1.8 %	4.4 %	-13.6%	4.0%	-9.0%
Return on equity [6]	-12.2 %	16.8 %	-106.2%	6.2%	-83.3%
Operating profit / Net operating assets [8]	-7.2 %	5.4 %	-38.2%	10.7%	-42.2%

Definitions:
1) Profit (+) / loss (-) after tax and minority interests / Average number of shares
2) (Operating profit + financial income + depreciation) / Interest expenses
3) Current assets / Current liabilities
4) (Interest-bearing short-term debt + interest-bearing long-term debt) / Equity including minority interest
5) Net profit before interest expenses / Average total capital
6) Profit (+) / loss (-) after tax / Average equity (inc. minority interest)
7) Historical figures have been adjusted for the effect of options drawn, discounted (dividend) issues, the merger of the two share classes and the reverse split
8) Net operating assets are defined in note 6
9) Net cashflow from operating activities / Average number of shares

Financial calendar 2004 for Aker Kværner ASA:

Monday 1 March 2004:	**Year-end results 2003/4th Quarter 2003**
Friday 19 March 2004:	**Annual General Meeting**
Tuesday 18 May 2004:	**1st Quarter 2004**
Monday 16 August 2004:	**2nd Quarter 2004**
Monday 15 November 2004:	**3rd Quarter 2004**

The company reserves the right to change these dates.

Profit / loss before tax
Amounts in NOK millions


3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
92 93 94 95 96 97 98 99 00 01 02 03

Earnings per share
Amounts in NOK


1,000
500
0
-500
-1,000
-1,500
-2,000
92 93 94 95 96 97 98 99 00 01 02 03

Annual Report 2003

Aker Kvaerner wishes to provide customers, shareholders, employees, suppliers and society at large with precise and relevant information. The aim is to create improved knowledge and understanding about the company. We therefore publish, in addition to the formal annual report, *Powered to Perform* and *People and Values*.

- ***The Annual Report*** is primarily directed at shareholders and the financial market. It consists of the Board of Directors' report, the group consolidated financial statements for 2003, the annual accounts for Aker Kværner ASA, and shareholder information.
- ***Powered to Perform*** presents Aker Kvaerner's capabilities, primarily with customers in mind, but also investors, shareholders, employees and society at large, who seek an in-depth understanding of our activities. It describes our deliveries of technology, products, solutions and projects.
- ***People and Values*** gives an understanding of what Aker Kvaerner stands for and how we work to create value for customers, shareholders, employees and society.

Aker Kvaerner hope the reports, both individually and collectively, will make it easier to gain insight into our worldwide activities, our goals and our ambitions.

The *Annual Report* and the *People and Values* are available in both Norwegian and English, while the *Powered to Perform* report is only available in English. They can all be downloaded from our website, www.akerkvaerner.com.

Contents

Shareholder policy

Aker Kvaerner's aim is to create value for shareholders, customers, employees and society. The shareholders' investment should give a competitive return over time in the form of dividend payments and increasing share value.

Aker Kvaerner aims to serve the financial market with precise and relevant information about the company to ensure that the share price reflects the underlying values and future prospects.

The company engages in an open and continuous dialogue with the financial market for the purpose of creating a good basis for the correct pricing of the shares.

The dialogue with the market takes the form primarily of annual reports, quarterly reports, meetings with investors and analysts, participation in important conferences and use of the company's website.

Members of the Executive Management participate actively in dialogue with the market, while daily communication is handled by the investor relations department.

Important information of significance to investors and other market players is communicated through the Oslo Stock Exchange (www.newsweb.no) and the company's web pages (www.akerkvaerner.com).

Aker Kvaerner - Financial Reporting Structure 2003



Aker Kvaerner Group
Other/Corporate
MAIN SECTORS
Oil & Gas
Engineering & Construction
Shipbuilding
DIVISIONS
Field Development Europe
MMO Europe
Subsea & Oilfield Products
Oil, Gas, Process International
Union Construction
Non-Union Constructions
Engineering Services
Power
Pulping
Metals
Process
Other
Masa-Yards
Philadelphia

This is Aker Kvaerner

Aker Kværner ASA, through its subsidiaries and affiliates («Aker Kvaerner») is a leading global provider of engineering and construction services, technology products and integrated solutions. The Aker Kvaerner group consists of a number of separate legal entities. "Aker Kvaerner" is used as the common band/trademark for most of these entities.

Aker Kvaerner spans a number of Industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding.

Aker Kvaerner has aggregated annual revenues of approximately USD 5.6 billion and employs around 28,000 employees in more than 30 countries.

□ □ □ □

Dear Fellow Shareholder

Aker Kvaerner is now placing new and important building blocks on the industrial and financial foundation, set in place more than two years ago.

In 2001 the group was brought safely out of a crisis. Shareholders invested new equity, a number of new oil and gas related business units from Aker Maritime were added and new loan agreements were established. We then began the laborious task of rebuilding trust.

Since then many building blocks have fallen into place – the first in 2002, and now even more in 2003.

- We have won a wide range of good new contracts. The order reserve at the beginning of 2004 was close to NOK 40 billion. Every contract places tremendous responsibility on us, but in our eyes they also represent a declaration of trust from our customers;
- High standards within health, safety and environment are one key element in winning new work. Over the last two years the number of lost time injuries per million man hours has been reduced from six to four for the group as a whole;
- The operating profits of most business units have improved. 10 out of 14 reporting units posted profits in 2003. However, significant losses in a few businesses still continue to affect the overall group performance;
- We have worked systematically on improving our balance sheet, and capital has been released. At the end of 2003 cash, bank deposits and other short-term interest-bearing receivables amounted to NOK 6.5 billion;
- And last but not least we have reduced the number of historic non-operational challenges. Meanwhile, several such elements of uncertainty remain unresolved.

Every one of these components has added to the strength of our group. Although the accounts for 2003 were marked by several large negative items, and the consolidated net loss after tax was NOK 998 million, we are now well placed to strengthen the group. We are currently preparing new long-term financing, which will replace the debt that fall due at the end of 2004.

The last two years have been characterised by demanding geopolitical and economic conditions. This has affected our most important markets and us. Although signs of improvement can be seen, we are still planning for continued uncertainty.

We have introduced further improvement initiatives. We will continue to develop our group culture and our leadership approach. We will continue to develop our operating model to ensure reliability. We will establish more flexible corporate structures and we will reduce our fixed cost base. We will also continue to develop our operating model to ensure reliability in our deliveries.

Our ambition is clearly stated. We will work continually to improve our performance and strive for excellence in execution. In this way we will create value for our customers, our shareholders, our employees, business partners and the wider society.

Helge Lund
Group President, CEO and shareholder

Contents

Aker Kværner ASA

Board of Directors' Report 2003

The positive developments experienced by Aker Kvaerner's main sectors continued in 2003. A substantial number of orders were received during the year, and profits have increased in most divisions. Negative items have still had an impact on the group's overall results, but despite this the group has strengthened its position.

Operating profit before amortisation of goodwill and pensions (EBITA) amounted to NOK 506 million for the group. This is down from NOK 723 million for the previous year.

Operating profits in 2003 for Engineering & Construction and the Finnish shipyard Kvaerner Masa-Yards were considerably better than in 2002. However a deficit of NOK 728 million at the Kvaerner Philadelphia shipyard weakened these results.

Goodwill and pension amortisation without cash effects amounted to a total of NOK -600 million. Exceptional items incurred in concluding major disputes amounted to NOK -463 million.

After such special items and net financial expenses, which amounted to a total of NOK -372 million, the group posted an overall net deficit of NOK 998 million in 2003, compared to a profit of NOK 877 million in 2002.

Improved cash position

Despite weaker profits, the group has strengthened its cash position. After a small, partial debt payment made during the final quarter, cash, bank deposits and short-term interest-bearing assets amounted to a total of NOK 6.5 billion at the end of 2003, up from NOK 4.9 billion one year ago.

The group's net interest-bearing assets at the end of the year amounted to NOK 2.5 billion, and its equity ratio was NOK 25.5%.

Since the refinancing in 2002, Aker Kvaerner has continued to strengthen its financial position. This has provided the parent company with a strong basis for redeeming debts of approximately NOK 3 billion which fall due at the end of 2004.

Order reserve and outlook for the year

The total group order reserve amounted to NOK 39.3 billion at the end of 2003, compared to NOK 34.6 billion one year ago.

Aker Kvaerner has implemented a number of measures designed to boost the group's competitive ability and profitability, not only by improving efficiency, but also by implementing improved systems for risk management and project execution.

It is anticipated that these measures will result in a continued gradual improvement in operating profits for Oil & Gas and Engineering & Construction. Shipbuilding will be affected by lower activity at the Finnish shipyards and uncertainty relating to developments at the shipyard in the USA.

Aker Kvaerner's results for 2004 will in part also depend on the group overcoming historical non-operational challenges. Many such issues were resolved in 2003, and the group is working systematically towards resolving those that remain in the best interests of the group.

The global economy is still suffering from uncertainty, although several important markets for Aker Kvaerner experienced positive developments during 2003. However, the group still assumes continued uncertainty, and work will continue on improving competitiveness and making operations more efficient.

Description of operations

The Aker Kvaerner group is a leading global provider of engineering and construction services to both large and small industrial facilities. Contracts relating to the maintenance, modification and operation of such facilities represent an important and growing area of operations. The group also provides advanced technology products, either individually or incorporated into integrated solutions.

Aker Kvaerner deliveries are largely based on technology and know-how either held by the individual group companies or licensed from other technology companies.

The group's operations span a number of industries including oil and gas production, refining and chemicals, pharmaceuticals and biotechnology, mining and metals, power, pulping and shipbuilding.

The Aker Kvaerner group consists of many separate legal entities. "Aker Kvaerner" is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kværner ASA.

In 2003 the group's operations were divided into three main sectors: Oil and Gas, Engineering & Construction and Shipbuilding. These main sectors are divided into smaller reporting units.

Oil & Gas

In 2003 the Oil and Gas sector represented 51% of the group's revenues, and consisted of four reporting units: Field Development Europe, MMO Europe, Subsea & Oilfield Products and Oil, Gas & Process International.

Aker Kvaerner is a leading contractor in a number of areas in the oil and gas sector. Some examples include floating production facilities, process facilities and concrete marine structures, LNG receiving terminals, drilling packages, subsea systems, mooring systems and advanced marine operations. The group is also engaged in extensive activities in the operation, maintenance and modification of existing production facilities and servicing equipment and technological products supplied by group subsidiaries.

Few other contractors can point to such a complete reference list as Aker Kvaerner. The group has developed a project execution model where the emphasis is on reliability and quality. Experience gained from previous projects will at all times serve to provide valuable ideas for the continuous development of this model.

Aker Kvaerner's Oil and Gas activities are present in most parts of the world where offshore oil and gas exploration and production takes place. The Gulf of Mexico and the North Sea are important areas of focus for the group. Brazil, the Caspian Sea, West Africa, South-East Asia and Canada are key areas for growth.

The group's various oil and gas activities complement one another. This provides opportunities for enhanced efficiency by cooperating on both cost reductions and market measures, and it means that the group is able to offer its customers a complete set of services.

Engineering & Construction

In 2003 the Engineering & Construction sector consisted of the following reporting units: Metals, Process, Union Construction and Non-Union Construction, Pulping, Power and Engineering Services. This sector represented 29% of the group's turnover.

In this sector Aker Kvaerner is a leading global provider of design, engineering, project management, procurement and construction services to a number of industrial sectors.

These industrial sectors comprise refining and chemicals, pharmaceutical and biotechnology, power, mining and metals. The group is also a leading provider of systems, equipment and technological products for the chemical pulp production.

The Engineering & Construction sector is engaged in operations in a number of countries, with emphasis on the USA, Northern Europe, Asia and Australia. The group offers a complete range of services necessary for planning and implementing international projects from conception to completion. As regards wood pulp, the bulk of the group's production activities take place in Finland, Sweden and Brazil, although the group also has a substantial presence and projects in Canada, Japan, China and the USA.

Shipbuilding

Aker Kvaerner's shipyards were responsible for 16% of the group's turnover in 2003.

In 2003 Aker Kvaerner's shipbuilding activities consisted of two shipyard groups. Kvaerner Masa-Yards, with a yard in Helsinki and another in Åbo in Finland, is one of the world's leading suppliers of cruise ships and specialised vessels. Kvaerner Philadelphia Shipyard in the USA builds container ships.

Day-to-day operating management of Aker Kvaerner's shipyards is performed by the management company Aker Kvaerner Yards. This company is owned 50/50 by Aker Kvaerner and Aker Yards.

Aker Kvaerner and Aker Yards own a total of 12 yards in Europe, one in the USA and one in Brazil. All these yards are under the joint management of Aker Kvaerner Yards. Combined these yards represent the world's fourth largest shipyard group.

In December 2002 Aker Kvaerner and Aker Yards set up a joint ownership structure for two North German shipyards under the name of Aker Ostsee. Aker Kvaerner owns 40% of this company which, following this merger has won substantial orders. Aker Kvaerner treats Aker Ostsee as an associated company in its consolidated accounts.

Other activities

In 2003 Aker Kvaerner's other activities comprised mechanical operations in Sheffield in the UK, and Kvaerner IMGB in Romania, as well as ownership interests in the Sea Launch space rocket company and a number of smaller enterprises.

Kvaerner IMGB in Romania is an integrated smelting, casting and machinery plant for steel. It manufactures large components for use in the power, shipbuilding, steel and cement manufacturing industries. The activities

Revenues – Group
(based upon the location of Group operations)
Amounts in NOK millions


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01 02 03
Norway
Rest of Europe
Rest of the world

Profit / loss before tax – Group
Amounts in NOK millions


3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
92 93 94 95 96 97 98 99 00 01 02 03

Equity ratio – Group
Per cent


45
40
35
30
25
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01 02 03

Order intake / Order reserve – Group
Amounts in NOK millions


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01 02 03
Order intake
Order reserve

of Kvaerner IMGB have improved considerably over the last few years. Early 2003 the company also entered into an agreement to place a substantial part of its capacity at the disposal of General Electric.

Sea Launch was established in 1995 as a consortium in which Aker Kvaerner has a 20% share. This company is the only company in the world to offer the launch of commercial satellites into space from a floating platform.

As a technical solution, Sea Launch has been a success, and there has been a slight increase in demand for the company's services. Three satellites were launched in 2003, compared to one the previous year. The company reports that its total order reserve consists of 12 confirmed launches and nine options. Aker Kvaerner is not operationally involved in Sea Launch.


Employees
by main sector1)
48% ■ Oil & Gas
24% ■ E&C
23% □ Shipbuilding
5% □ Other


Operating revenues
by main sector
(Including internal revenues)
51% ■ Oil & Gas
29% ■ E&C
16% □ Shipbuilding
4% □ Other activities


Order intake
by main sector
51% ■ Oil & Gas
36% ■ E&C
12% □ Shipbuilding
1% □ Other


Order backlog
by main sector
52% ■ Oil & Gas
29% ■ E&C
18% □ Shipbuilding
1% □ Other


Employees by
geographical location1)
36% ■ Norway
27% ■ Rest of Europe
17% □ North America
10% □ UK
5% □ Asia
5% □ Rest of the world

1) Incl. agency personnel and employees in associated companies.

2003

Strategic milestones

Strategic development of the group occurred in several areas in 2003. Operations improved as a result of investment in processes and products, undertaking necessary market adjustments and establishing a more flexible cost structure.

Based on its well-established technological position, the group *achieved a breakthrough in several* key strategic markets in 2003. A few examples include the delivery of subsea production equipment in West Africa, gravity-based structures in Russia, the design and construction of offshore LNG reception terminals and petrochemical facilities in the Far East.

Considerable effort has been made to overcome non-operational challenges, and work has also been carried out in rationalising the group's numerous activities.

Operational improvements

Establishing a more flexible cost base *is a key improvement initiative which* comprises all the group's operations. Such adjustments will strengthen the businesses competitive edge, making them more robust in response to the fluctuations taking place in their respective markets.

The establishment of specialised units for the delivery of administrative support functions to group companies has contributed towards such improvements. Shared Service organisations have been set up in Norway, the USA, the UK and on the European continent. At the end of 2003 around 1,000 of the group's employees were associated with such units, and the group has plans to develop the concept further in the future.

Aker Kvaerner's overheads have been reduced. The level of these costs have been reduced by approximately 13% over a 12-month period.

The group's main sectors will increasingly consist of concept development, the application of technology, engineering services and project management. The use of subcontractors and local partners will also increase both in respect of detailed engineering and production.

These strategic actions, combined with market conditions, have resulted in a reduction in manpower at a number of locations. At the end of 2003 Aker Kvaerner had 27,980 employees, compared to 32,863 at the end of the previous year. Adjustments have been made both by reducing manpower in individual companies and through liquidation and sales.

An agreement was signed with the state-owned Finnish company, Finnvera, in respect of the future funding of Kvaerner Masa-Yards. This agreement enhances the opportunities available to the shipyard for securing competitive funding, and means that *Aker Kvaerner will over a period of time* be able to make a greater share of its financial capacity available for other main activities.

Uncertainty reduced

Aker Kvaerner's balance sheet and project portfolio contain a number of historical and non-operational elements of uncertainty. During the year the group has worked systematically to close these issues thereby reducing the uncertainty connected to future earnings.

30 such matters were resolved during 2003, and the most significant ones are detailed below. Uncertainties *and contingent events are explained in* greater detail in note 15 to the consolidated accounts.

In March Aker Kvaerner reached a final settlement with a customer concerning the delivery of a large polypropylene plant in New Jersey in the USA. The final agreement did not affect the 2003 accounts, but Aker Kvaerner incurred substantial losses in 2001 and 2002 on this project.

Agreement was also reached with the pension fund for the group's UK activities relating to annual contribu*tions amounting to GBP 13 million* (whereof GBP 2 million are contributions from employees) for the period 2004-2006. During the previous three-year period these contributions amounted to GBP 2 million annually. These payments were necessitated by low returns on the pension fund.

In a court case between Equatorial Tonopah Inc.et al and one of Aker Kvaerner's American subsidiaries, Equatorial was awarded a total of USD 163.8 million. In January the parties reached a settlement whereby Aker Kvaerner's subsidiary would pay the claimant USD 101 million, of which USD 75 million was covered by insurance. This case is now closed.

Group structure

During the last year Aker Kvaerner has strengthened the rationalisation process of its operations in its main sectors, Oil & Gas, Engineering & Construction and Shipbuilding. At the same time the group has adjusted its legal structure, so that it conforms to a greater extent with its operational lines. There are obvious advantages to be gained from this in the form of a clearer division of responsibility.

It is the stated ambition of Aker Kvaerner to seek a more efficient own*ership structure for its shipyard activi*ties. A merger of the group's German shipyard with Aker Yards' German yard has demonstrated the benefits to be gained from such collaborative ownership ventures.

These main developments form the basis of Aker Kvaerner's future structure, including the establishment of a new financial structure in connection with the repayment of the group's 3-year debt which falls due for payment at the end of 2004.

The order situation

The value of total orders received by the group in 2003 was NOK 43.0 billion. The order reserve increased by NOK 4.7 billion during the year to NOK 39.3 billion at the end of December totalling just over the group's revenue for 2003. In comparison, the group's order reserve at the end of 2002 amounted to approx. 80% of turnover for the year. At the end of 2003 the order reserve for the Oil & Gas sector amounted to NOK 20.9 billion. This is equivalent to this sector's revenue for the year, and is broadly in line with last year's level. Further to this, Aker Kvaerner has estimated that frame agreements and contracts with options, which, if exercised, could generate an expanded scope of work worth more than NOK 20 billion.

The order reserve for the Engineering & Construction sector was low at the beginning of 2003, but increased to NOK 11.5 billion at the end of the year. This is slightly lower than the turnover for the year.

The level of orders received by the Shipbuilding sector continues to be low and stands at the same level as at the end of 2002.

These favourable developments in respect of order reserves represent a general improvement in market prospects, but also the fact that Aker Kvaerner has been successful in its efforts to develop an efficient organisation and execution model, leading ultimately to more competitive solutions.

On this basis, and with reference to the group's economic and financial position, Aker Kvaerner's accounts for 2003 have been prepared on the the principle that it is a going concern.

Orders received by the main sectors

The value of orders received by Oil & Gas amounted to NOK 22.7 billion in 2003.

The year was affected by several international breakthroughs. In West Africa the group's subsea company secured a contract for the delivery of a complete subsea production system to the world's largest subsea development, and the group's highly specialised steel jacket workshop in Norway confirmed its international competitiveness with a contract for the construction of jackets for three platforms on the British continental shelf.

Concrete marine structures are once again in demand, nine years after the last gravity-based platform was delivered. In 2003 Aker Kvaerner was awarded a contract for the construction of two platform substructures in Eastern Russia. On the basis of this expertise the group was also able to enhance its position in respect of potential contracts relating to the construction of offshore LNG receiving terminals on a concrete

Oil & Gas

Oil & Gas key figures

Amounts in NOK millions	2003	2002	2001
Operating revenues	21,338	22,620	15,129
Operating profit before exceptional items	355	527	387
Profit before tax before exceptional items	327	509	382
Order intake	22,709	26,095	14,196
Net operating assets	4,308	4,286	1,106
Number of employees (excl. agency personnel)	14,083	15,747	9,265

1) Incl. agency personnel and employees in associated companies.



Percentage of revenues by business stream
(including internal revenues)

32% ■ Subsea & Oilfield Products
29% □ Field Development
29% □ Maintenance, Modifications & Operations
10% □ Oil, Gas & Process International



Employees by geographical location[1]

69% ■ Norway
12% □ North America
10% □ Asia
6% □ UK
3% □ Rest of the world

base in the Mediterranean, the Gulf of Mexico and the West Coast of the USA.

In the group's traditional North Sea market it won several traditional contracts. Amongst others, the delivery of a complete production platform for the Ekofisk field. Group companies also secured contracts in connection with the construction and modernisation of some major land installations, including the Ormen Lange and Snøhvit developments and the Kårstø plant.

Working on petroleum-based land installations is a growth area for several Aker Kvaerner companies since demand for the construction of new offshore installations is declining as the North Sea industry reaches maturity.

Demand for the service, maintenance and modernisation of existing offshore installations also represents a key market for Aker Kvaerner. In 2003 group companies won orders for more than ten such installations on both the Norwegian and British continental shelves. Such contracts are usually frame agreements and run over many years.

The value of orders received in 2003 by **Engineering & Construction** amounted to NOK 16.4 billion.

The group's processing units secured orders relating to major petrochemical plants in Saudi Arabia and China, as well as in Europe. There is considerable demand for such plants in China, and Aker Kvaerner enjoys a strong position due to its technological expertise and through joint ventures with technology companies.

In the USA the group's subsidiary has won contracts for the construction of gas-fired power stations in California and Texas. Additionally, this subsidiary is also participating in the construction of the first coal-fired power station to be built in the USA for several decades.

The group's specialised suppliers to the pulping industry secured a number of contracts for the delivery of fibre lines to pulp plants and power boilers. From their factories in Sweden and Finland these companies will be supplying equipment and complete plants to such countries as China, Brazil, Chile, South Africa and France.

Advanced incinerators are also to be delivered to plants which recycle energy from waste in Italy and Sweden.

In Thailand and Chile, group subsidiaries were awarded contracts relating to copper extraction and production plants.

The value of orders received in 2003 by Aker Kvaerner's **shipbuilding** sector amounted to NOK 5.4 billion.

These consist of orders for two ships which are both to be built by Kvaerner Masa-Yards in Finland. The largest order is for a cruise ship in the newly-developed Ultra-Voyager class. The other order is for a combined ice-breaker/supply ship to be used for oil activities off the eastern coast of Russia.

Operating profits for 2003

Aker Kvaerner's operating revenues in 2003 amounted to NOK 38,986 million. This is a reduction of around 11% from the previous year. The reason for this was a general reduction in activity, resulting from market conditions and a low order level in 2002.

Engineering & Construction

Engineering & Construction key figures

Amounts in NOK millions	2003	2002	2001
Operating revenues	11,911	14,119	19,129
Operating profit/loss (-) before exceptional items	159	-585	-1,389
Profit/loss (-) before tax before exceptional items	195	-426	-1,132
Order intake	16,356	11,089	17,945
Net operating assets	334	873	1,068
Number of employees (excl. agency personnel)	7,593	8,490	9,233

1) Incl. agency personnel



Percentage of revenues by business stream
(including internal revenues)

19% ■ Power
15% ■ Process
14% □ Engineering services
13% □ Union Construction
12% □ Metals
12% □ Pulping
9% □ Other E&C
6% □ Non Union Construction



Employees by geographical location[1]

38% ■ North America
27% ■ Rest of Europe
25% □ UK
8% □ Rest of the world
2% □ Asia

The operating profit before interest, tax, goodwill and pension amortisation (EBITA) was NOK 506 million for the year as a whole. This figure includes a deficit of NOK 728 million posted by the Kvaerner Philadelphia shipyard and accounting gains totalling NOK 92 million realised in connection with the sale and lease back of various properties.

The group's core activities in the Oil & Gas and Engineering & Construction sectors showed a marked improvement in respect of operations from one quarter to the next throughout the year.

EBITA for **Oil & Gas** amounted to NOK 575 million, compared to NOK 732 million the previous year.

In 2003 Field Development Europe posted slightly weaker results compared to the previous year when profits were boosted by the completion of some very successful projects. Activity levels during the first part of 2003 were low as a result of low order levels in 2002, but due to new contracts the activity picked up considerably during the second half of the year.

MMO Europe more than doubled its profits in 2003 compared to 2002. This was due to profits made on a property transaction in 2003, but also weak results relating to electro- and instrumentation projects in 2002.

Oil, Gas & Process International suffered from low demand for its downstream activities, significant costs associated with the development of a deep-water division and the cancellation of contracts already awarded. The situation in Houston improved towards the end of the year with the award of new contracts. Other international activities, however, had a detrimental effect, due in particular to poor results and the restructuring of operations in South-East Asia.

Subsea & Oilfield Products delivered the group's largest surplus in respect of Oil & Gas in 2003. But even so the results for this reporting unit were down compared with the previous year, primarily due to the low utilisation of capacity in some subsidiaries.

In 2003 **Engineering & Construction's** EBITA amounted to NOK 254 million. The corresponding figure for 2002 was NOK -484 million.

All reporting units improved their results in 2003, except for Union Construction which saw a reduction in its profits as a result of cancelled gas-fired power station projects. On the other hand, Non-Union Construction delivered gradually stronger results throughout the course of the year.

In 2002 both the Metals and Process divisions suffered from losses on some projects which have now been completed. The results of the Metals Division for 2003 are mainly due to a project to be completed in the spring of 2004. The Process Division had much better results in 2003 than in 2002, but even this division ended the year with a deficit, primarily as a result of weak markets and low utilisation of capacity within Aker Kvaerner's important niches in the pharmaceuticals industry. The results achieved by Engineering Services continued to be weak as a result of individual projects.

The best results in 2003 for the Engineering & Construction sector were posted by the Power and Pulping

Shipbuilding

Shipbuilding key figures

Amounts in NOK millions	2003	2002	2001
Operating revenues	6,718	9,459	11,611
Operating profit before exceptional items	-32	530	85
Profit/loss (-) before tax before exceptional items	-136	412	-126
Order intake	5,419	5,744	2,731
Net operating assets	1,528	2,253	3,125
Number of employees (excl. agency personnel)	4,589	5,326	6,706

1) Incl. agency personnel



Percentage of revenues by business stream (including internal revenues)

91% ■ Masa Yards
9% □ Philadelphia



Employees by geographical location[1]

84% ■ Finland
16% □ North America

reporting units. Both secured substantial orders during the year and an increase in the utilisation of capacity combined with enhanced efficiency contributed to the positive results.

The **Shipbuilding** sector benefited from good results at Kvaerner Masa-Yards, but suffered from correspondingly poor results at Kvaerner Philadelphia. Total EBITA for shipbuilding amounted to NOK -32 million.

Kvaerner Masa-Yards posted good profits, although these were slightly weakened towards the end of the year as the utilisation of capacity declined. The Helsinki yard will be without work for much of the first half of 2004.

Kvaerner Philadelphia delivered its first ship in September 2003. Low productivity has been a major challenge for the yard throughout 2003. This has resulted in cost overruns and provisions for anticipated increased cost on ships number two and three, which are due to be completed in 2004 and 2005 respectively.

EBITA for the **corporate and other activities** amounted to NOK -291 million before amortisations of goodwill and pension. Corporate expenses amount to around NOK 45 million per quarter. Other activities reported a marginally negative result for the year as a whole.

Non-operational items

The 2003 accounts were also affected by a number of items of a non-operational nature. The amortisation of goodwill and pension deficit amounted to a total of NOK -600 million. These are accounting items without cash effect.

Exceptional items accounted for NOK -463 million, of which the settlement with Equatorial Tonopah, Inc et al accounted for NOK -330 million during the fourth quarter of 2003.

Net financial items accounted for NOK -372 million in 2003. Interest paid and provisions for future interest payments on 10-year subordinated loans amounted to NOK -447 million. Net financial items otherwise comprised interest income, a small deficit posted by associated enterprises and losses resulting from some unsecured currency positions at subsidiaries.

The group reported a loss of NOK 929 million before tax. Net loss after tax and majority share totals NOK 1,002 million, which corresponds to a deficit of NOK 22.41 per share.

Investments, financing and liquidity

Aker Kvaerner's cash, bank deposits and short-term interest-bearing receivables amounted to a total of NOK 6.5 billion at the end of 2003. This represents an increase of NOK 1.6 billion over the year.

Cash flow from operations for the year as a whole was positive NOK 1.6 billion. Net working capital was reduced by NOK 1.8 billion during the course of 2003. The agreement with Finnvera for the financing of shipyard operations in Finland has been very significant in this context.

The group has also reduced its tied-up capital through sale and lease-back of properties. Total positive cash flow from such transactions amounted to NOK 0.6 billion in 2003. Agreements were entered into which will involve the release of a further NOK 300 million during the first half of 2004.

In December the group used NOK 378 million of its surplus liquidity to repay part of its 3-year debt which falls due for payment at the end of 2004. After the downpayment, the amount outstanding on this 3-year debt amounted to approximately NOK 3 billion.

Net interest-bearing receivables at the end of 2003 amounted to NOK 2.5 billion, up NOK 600 million on the figure from one year ago. Total net debt amounted to NOK 1.4 billion, including subordinated loans which will not fall due for payment until 2011.

As at 31 December the group's equity amounted to NOK 8.0 billion, and the equity ratio was 25.5%.

The group's total investments in 2003 amounted to NOK 549 million and is in line with annual depreciation. An Umbilical plant in the USA represented the group's largest single investment. This plant was completed in 2003.

Parent company's accounts and coverage of deficit

The 2003 profit and loss account for the parent company Aker Kværner ASA showed a a post-tax deficit of NOK 828 million.

Under the terms of its loan agreements Aker Kværner ASA is not permitted to pay out dividends. The Board proposes that this defecit should be covered by other reserves.

Events after year end

In February 2004, as part of a comprehensive industrial development plan and refinancing of the group, the Board resolved to combine Aker RGI's shipbuilding activities in Aker Yards with Aker Kvaerner's ship building interests in Kvaerner Masa-Yards and Aker Ostsee. The agreement is subject to due diligence, approvals from creditors and the shareholders' approval at the Annual General Meeting.

The plan includes a three-way reorganisation of the group into one shipbuilding group and one group with operations within the oil, gas, energy and process industries. Both these industrial groups will be listed with the current parent company, also listed, as the majority shareholder.

Trust

Trust is essential for Aker Kvaerner, and building trust is of fundamental importance. Trust can only be built up over time. It is therefore important to have a long-term perspective for the group's activities. A business which aims to be sustainable and productive must balance its short-term priorities against its long-term objectives in relation to all its target groups, including customers, financial institutions and other business partners, employees, shareholders, the local communities in which Aker Kvaerner operates, and the wider community.

It goes without saying that it is necessary to adhere to regional, national and international rules and regulations, although this in itself is not enough. The group will always try to act appropriately so that people will be proud of working with – and for – Aker Kvaerner.

Aker Kvaerner won many important contracts during the course of 2003. Each of these contracts are an expression of trust between the group and its individual customers. Many of our customers are global players who rank among the most prominent players in their industries.

At the same time it is a fact that the world is still suffering from political and economic uncertainty. This affects most industries, their employees, their customer's, shareholders, financial institutions, creditors and other business relationships.

Aker Kvaerner continues to improve its financial and commercial base. The group enjoys the confidence of important target groups. This competitive advantage is something which Aker Kvaerner is keen to strengthen by implementing further measures of improvement.

In 2003 Aker Kvaerner discussed, revised and re-launched its group policies and management model. These are based on the group's core values as expressed in the document entitled *People*. The values and policies define the framework for good corporate management at Aker Kvaerner. Aker Kvaerner builds trust on the basis of its six core values; Customer Drive, Hands-on Execution, HSE Mindset, Openness and Honesty, Commercial Edge and Developing People.

Health, Safety and Environment

A philosophy of zero tolerance is the key to the group's work on health, safety and environment. Aker Kvaerner's starting point is that each and every injury suffered by people, and damage sustained by installations or the environment, can and shall be avoided.

The positive trend in respect of injuries which resulted in absence from work continued in 2003. The total number of such injuries in 2003 was 312, compared to 473 the previous year. The frequency of injuries resulting in absence from work (the number of such injuries per one million hours worked) in 2003 was four, down from six in 2002. These figures also include subcontractors working for Aker Kvaerner.

There are large discrepancies in the number of injuries which occur in the group's main sectors, although progress in respect of all sectors was recorded when compared to the previous year. The number of absences from work as a result of injuries in the Engineering & Construction sector was one, and in the Oil & Gas sector it was three. Historically, safety of personnel has been a challenge at the group's shipyards. In 2003 the group made an enhanced effort to improve this situation, and the results achieved have been encouraging. The frequency of absence from work due to injuries at

Lost-time incidents (LTI) Aker Kvaerner Group 2000 – 2003

LTI / million hours


0
1
2
3
4
5
6
7
8
9
2000
2001
2002
2003

the group's shipyards fell from 20 in 2002 to 16 in 2003.

There were two fatalities in connection with Aker Kvaerner's activities in 2003. Both persons were employed by the group's subcontractors, one on a Engineering & Construction project and one a Shipbuilding project.

These tragic accidents and other serious accidents and potentially hazardous incidents and events were all subjected to thorough analysis. The sequence of events was documented, and possible improvement measures were assessed and communicated to the group's other enterprises. In addition to clear rules and work on changing attitudes, this exchange of experiences is central to the group's safety improvement work.

The sick leave rate for Aker Kvaerner decreased from 3.6 to 3.5 from last year. Comparing sick leave rates between different countries can be difficult. However, the statistics for the Norwegian companies, in line with the Norwegian industry overall, show a disturbing trend.

Aker Kvaerner's activities only have a limited detrimental effect on the environment. No major inadvertent emissions to the environment were reported in 2003.

To ensure proper and environmental friendly handling of residuals, Aker Kvaerner activities collect and sort waste material. In 2003, 33,000 tons of residuals were collected, whereof 27,700 were recycled and 5,000 tons were deposited according to regulations.

Energy consumption by the group in 2003 amounted to 443,043 megawatt hours. Electricity accounted for 75% of total consumption, while gas accounted for 11% and oil for 14%.

Ownership

Aker Kværner ASA is a listed company whose shares are traded on the Oslo Stock Exchange. At the beginning of the year the company had issued 894,133,916 shares. In accordance with a decision made at the Ordinary Annual General Meeting in May 2003, the number of shares was reduced.

This was done by increasing the nominal value of the shares from NOK 1 to NOK 20 and reducing the number of shares at a ratio of 20 to 1. Following this transaction the number of Aker Kvaerner shares issued amounted to 44,706,696. One of the aims of making this change was to reduce the volatility of the company's shares. Subsequent analysis has confirmed the positive effects of this move.

As at 31 December 2003 the group had 29,509 registered shareholders. The company's 20 largest shareholders owned a total of 68.4% of its shares. The company's principal shareholder, Aker Maritime ASA, owned a total of 49.9% of the shares in Aker Kværner ASA.

Corporate governance and corporate management

Good corporate governance and management is central in order for Aker Kvaerner to build trust. Aker Kvaerner emphasises building trust with its shareholders, lenders, customers and other stakeholders. For this reason, Aker Kvaerner endeavours to ensure professional independence between the company's Board and management.

Preliminary recommendations for corporate governance for listed companies in Norway have just been issued. Aker Kvaerner has initiated a process of implementing these guidelines.

Aker Kvaerner wishes to ensure that active ownership and cooperation with the group's main shareholder contributes to the group's value creation. Such value creation should be to the benefit of all shareholders on equal terms.

At the company's Annual General Meeting in 2002, Aker Kværner ASA's shareholders appointed an Election Committee which would hold office for two years. The Managing Director of the Norwegian Shareholders Association, Knut T Traaseth, is the Chairman of the Election Committee. Gerhard Heiberg is self-employed and a member of the Committee, along with Kjell Inge Røkke, who is the Chairman of the Board of Aker Kværner ASA. Mr Røkke is the owner and the Chairman of the board of Aker RGI AS, which owns Aker Maritime ASA, Aker Kværner ASA's main shareholder. Apart from this the members of the Election Committee have no common business or financial involvement or relation to Aker Kværner ASA or the company's main shareholder.

In addition to the Chairman of the Board Kjell Inge Røkke, the members of the Board elected by the shareholders are Deputy Chairman Reidar Lund, who has previously served as CEO of the drilling company Transocean, President & CEO Bjørn Flatgård of Elopak, Group President & CEO of Aker RGI AS Leif Arne Langøy, the former head of, and now consultant to, the Norwegian Confederation of Trade Unions Yngve Hågensen, and Lone Fønss Schrøder, ex A.P. Møller-Maersk Executive, now board director in Scandinavian companies. Kate Rodin, a lawyer, attends board meetings on a regular basis in her capacity as a deputy member. The shareholdings of individual Board members of Aker Kværner ASA are presented in note 4 to the 2003 accounts.

Four of the Board's six members who have been elected by the shareholders are independent of and have no business or financial relations to the company's main shareholder Aker Maritime ASA. This applies to Reidar Lund, Lone Fønss Schrøder and Yngve Hågensen. Bjørn Flatgård is the Deputy Chairman of the boards of Aker RGI AS and Aker RGI Holding AS.

Separately, elections have been held by Aker Kvaerner's employees to appoint three representatives to the Board of Aker Kværner ASA. Bernt Kilnes from Aker Verdal represents the white-collar staff and Eldar Myhre from Kvaerner Rosenberg and Atle Tranøy from Aker Stord represent members of the Norwegian Confederation of Trade Unions (LO).

The Board's Reward Committee consists of Reidar Lund, Bjørn Flatgård and Lone Fønss Schrøder. This committee presents proposals to the Board for its consideration.

The Board of Aker Kværner ASA places considerable emphasis on ensuring that Board members are qualified to consider the issues which come before them. If necessary external advice is sought to consider any conflicts of interest, and any members not qualified to participate withdraw during such discussions.

KPMG has been the company's auditor since the accounting year 2000. Auditing fees and other remuneration paid to the auditor are presented in note 6 to the parent company's accounts.

Neither the Group President & CEO nor any other members of the Group Executive Team are members of the Board. The Group President & CEO and some of the group's leading employees have previously been employed by companies in the Aker RGI group. Several of them were employed in Aker Kvaerner following the merger with Aker Maritime companies in March 2002. None of these are now associated with any members of the Board beyond their assignments for the group.

Independent investigation completed

At the Extraordinary Annual General Meeting held in November 2001 the company's shareholders voted in favour of setting up an investigation committee to investigate the management of Kvaerner during the period 1998-2001. The committee's report was completed and presented in December 2003.

The Board has duly noted the contents of the report.

Customer relations

Aker Kvaerner and the group's various enterprises generally have good and close relationships with their customers. In many cases the cooperation dates back several decades. Some parts of the group have a substantial part of their operations linked to the follow-up, modernisation and expansion of previously installed plants and equipment.

Throughout 2003 the group has continued to work on further strengthening relations with key customers. There has been systematic customer follow-up on many levels, and customer surveys have been carried out to chart the group's improvement areas.

New tools have been developed to ensure predictability and quality in respect of deliveries. The group has combined its project execution expertise into a common project execution model which is in the process of being rolled out.

The group's enterprises have registered a total of 3,500 patents. Technological developments are taking place on an ongoing basis at individual subsidiaries and under collaborative projects with customers. The group has established a network tasked with following up and coordinating the development of new technology and new products in the group's main sectors. In 2003 Aker Kvaerner invested approximately NOK 130 million in such development projects.

Employee relations

Aker Kvaerner is a knowledge and skills-based company. The individual knowledge and skills of employees, and the companies' ability to combine and employ such expertise constitutes the core of all the company's activities.

As part of the work being undertaken to update the group's policies, the group has drawn up a new *People Policy* which sets out the responsibilities on each individual employee, their managers. The responsibility of the companies in relation to their employees in also included in the document.

This document contains guidelines relating to Aker Kvaerner's activities with special focus on ethics, equality, preserving the group's diversity and open and honest internal communications. The document describes an individuals' right to enjoy a safe and secure place of work, unencumbered by exploitation or persecution. The policy document calls for a good balance between work and leisure, and participation in other socially constructive work outside Aker Kvaerner.

People Policy goes on to outline the group's principles relating to employee/people development, the fundamental principles behind recruitment and how employees should be able to develop themselves and learn through challenging work and target-oriented development programmes.

In order to lend additional support to the group's global project activities

and the exchange of knowledge between units, the group commenced systematic work in 2003 on improving its procedures relating to the international assignment of personnel.

In 2003 the group carried out a global people survey entitled *Listening to People*. Around 60% of all employees gave feed-back on the company. The results were closely analysed and presented in separate reports for almost 1,000 individual units and departments.

The survey showed that generally, the employees have a positive attitude towards Aker Kvaerner, and that most units have a good working environment. The results of the survey provide the basis for a number of improvement initiatives which are now being implemented both for the group as a whole and in the local units. A similar survey will be carried out each year, the next being during the autumn of 2004. The group has a clearly expressed objective of improving the survey results each year.

Diversity strengthens the group's collective capacity. Aker Kvaerner is therefore keen to be seen as an attractive employer for all groups of employees, irrespective of ethnic background, gender, religion and age.

In Norway the group is participating in an initiative entitled *Female Future* which was set up by the Norwegian Confederation of Business and Industry. This programme focuses primarily on helping Norwegian companies to increase the percentage of female managers and board members by 2005.

At the end of 2003 Aker Kvaerner had a total of 27,980 employees, 4,883 less than during the previous year. This reduction is the result of reduced activity in several of the group's markets, but is also attributable to improved efficiency in the group's companies and target-oriented work designed to increase value creation through the use of subcontractors and partners.

In addition to its own employees, Aker Kvaerner had 4,219 agency personnel at the end of 2003. Altogether 32,199 persons worked for the group. Of these, approximately 37% worked in various EU countries (including the UK), 36% worked in Norway and 17% worked in North America.

Executive development and incentive schemes

The group has implemented programmes to increase the expertise of executives and other employees. Leadership development takes place both in general management disciplines and through specific courses related to project management.

Executives at Aker Kvaerner are assessed at regular intervals on the basis of the results achieved and with support through systematic feedback from superiors, peers and subordinates, so-called 360-degree feedback. Altogether such assessments were carried out on 940 executives in 2003. The 360-degree system is incorporated in the group's values and leadership approach.

A number of executives participate in a salary program based on the variable pay principle. The program is performance-based, which means that executives who attain previously agreed targets will receive a competitive compensation package. These targets are partly linked to financial performance indicators, and partly to other values which have been set as group priorities. A total of 41 executive leaders are remunerated under this system. Apart from their salary, these executives only receive the same additional benefits as other employees. The compensation and variable pay program for group executives and leading employees are described in greater detail in note 5 to the Aker Kværner ASA accounts.

Lysaker, 27 February 2004
Board of Directors of Aker Kværner ASA

Kjell Inge Røkke (*Chairman*) | Reidar Lund (*Vice Chairman*) | Lone Fønss Schrøder | Leif Arne Langøy | Yngve Hågensen

Bjørn Flatgård | Eldar Myhre | Bernt Kilnes | Atle Tranøy | Helge Lund (*Group President & CEO*)

Accounts and notes

Contents

□ □ □ □

Group Consolidated

Aker Kværner ASA

Consolidated profit and loss account

1 January - 31 December

Amounts in NOK millions	*Note*	2003	2002	2001
Operating revenues	5	38,986	43,643	45,011
Materials, goods and services		-22,502	-27,790	-31,417
Salaries, wages and social security costs	16, 18	-12,452	-12,536	-11,439
Other operating expenses		-3,278	-2,005	-2,125
Depreciation	12, 13	-848	-885	-785
Operating profit(+) / loss(-) before exceptional items		-94	427	-755
Exceptional items	5	-463	124	-2,082
Operating profit(+) / loss(-)	5	-557	551	-2,837
Net financial items	19	-372	516	-492
Provisions and write-down of financial investments	19	-	-	-1,632
Profit(+) / loss(-) before tax	5	-929	1,067	-4,961
Tax	14	-69	-190	-
Net profit(+) / loss(-)		-998	877	-4,961
Minority interests		4	2	-10
Majority share	3	-1,002	875	-4,951
Average number of shares [1]	3	44,706,696	40,263,203	5,331,696
Earnings per share [2]		-22.41	21.73	- 928.61
Diluted earnings per share [3]		-22.41	21.73	- 928.61

1) See note 3 for the development in number of shares and changes in average number of shares.

2) Majority share of net profit(+) / loss(-) /average number of shares.

3) Adjusted for dilution effects of subsequent share splits, options granted, bonus issues and stock dividend issues.

Consolidated balance sheet

As at 31 December

Amounts in NOK millions	Note	2003	2002	2001
ASSETS				
Fixed assets:				
Deferred tax assets	*6, 14*	922	855	769
Goodwill, etc	*6, 12, 13*	4,386	4,649	1,931
Total intangible fixed assets		5,308	5,504	2,700
Total tangible fixed assets	*6, 12*	2,965	3,440	4,053
Other long-term receivables	*6, 18*	2,297	2,461	2,874
Interest-bearing long-term receivables	*22, 23*	224	258	287
Long-term investments	*20, 21*	1,050	987	253
Other long-term financial assets	*20*	624	506	615
Total financial assets		4,195	4,212	4,029
Total fixed assets		12,468	13,156	10,782
Current assets:				
Interest-bearing short-term receivables and investments	*20, 22*	446	310	418
Other current operating assets	*6, 7, 8*	12,252	12,600	14,490
Total receivables and other current assets		12,698	12,910	14,908
Total cash and bank deposits	*22*	6,073	4,617	2,882
Total current assets		18,771	17,527	17,790
TOTAL ASSETS		31,239	30,683	28,572
LIABILITIES AND SHAREHOLDERS' EQUITY				
Equity:				
Capital paid in	*3*	12,198	12,198	6,098
Accumulated profit (+)/loss (-)	*3*	-4,283	-3,844	-4,180
Minority interests		64	118	83
Total equity incl. minority interests		7,979	8,472	2,001
Liabilities:				
Deferred tax liabilities	*6, 14*	841	932	1,050
Other long-term liabilities	*6, 18*	815	844	749
Total long-term liabilities		1,656	1,776	1,799
Subordinated debt	*24*	3,946	3,901	-
Interest-bearing long-term borrowings	*22, 24, 25, 26*	3,604	4,031	9,296
Total long-term borrowings		7,550	7,932	9,296
Interest-bearing short-term borrowings	*22, 24, 25, 26*	620	538	583
Other current operating liabilities	*6, 9*	13,434	11,965	14,893
Total current liabilities and short-term borrowings		14,054	12,503	15,476
Total liabilities		23,260	22,211	26,571
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		31,239	30,683	28,572

Lysaker, 27 February 2004
Board of Directors of Aker Kværner ASA

Kjell Inge Røkke (Chairman) | Reidar Lund (Vice Chairman) | Lone Fønss Schrøder | Leif Arne Langøy | Yngve Hågensen

Bjørn Flatgård | Eldar Myhre | Bernt Kilnes | Atle Tranøy | Helge Lund (Group President & CEO)

Consolidated statement of cashflow

1 January - 31 December

Amounts in NOK millions		2003	2002	2001
Cashflow from operating activities				
Profit(+) / loss(-) before tax		-929	1,067	-4,961
Tax paid		-168	- 142	- 121
Depreciation and amortisation		848	885	785
Profit on the disposal of businesses and fixed assets		-138	- 152	- 325
Exceptional items / restructuring provisions		305	458	2,367
Write-down of long-term investments		-	-	1,632
Profit(-) / loss(+) from associated companies		39	70	70
Changes in other net operating assets	B	1,591	-2,168	- 582
Net cashflow from operating activities		1,548	18	-1,135
Cashflow from investing activities				
Acquisition of businesses (-) net of net cash acquired (+)	A	-	- 800	- 166
Purchase of fixed assets		- 549	- 601	- 368
Disposal of fixed assets		561	135	138
Cash from sales of businesses	B	20	- 179	2,168
Changes in other assets		- 46	- 56	- 152
Changes in interest-bearing short-term receivables		-135	125	- 12
Changes in interest-bearing long-term receivables		-1	3	- 44
Net cashflow from investing activities		-150	-1,373	1,564
Cashflow from financing activities				
Proceeds from long-term loans		64	4	8,579
Proceeds from short-term loans		159	177	167
Repayment of long-term loans		-416	- 114	-7,553
Repayment of short-term loans		-35	-	- 413
Proceeds from issue of share capital (incl. share premium)		-	3,300	-
Net cashflow from financing activities		-228	3,367	780
Translation adjustments		286	- 277	- 186
Net decrease(-)/ increase (+) in cash and bank deposits		1,456	1,735	1,023
Cash and bank deposits as at 1 January		4,617	2,882	1,859
Cash and bank deposits as at 31 December	*(see note 22)*	6,073	4,617	2,882

A-Acquisition of new businesses
The cashflow from the acquisition of businesses is presented as cash paid for the shares net of cash acquired.

B-Sales of businesses	2003	2002	2001
Cash received	21	1	2,168
Cash sold	- 29	- 258	-
Net interest-bearing items taken over by buyers	28	78	-
Net cash	20	- 179	2,168
of which sale of net operating assets	30	4	-1,436

Notes to consolidated accounts

Note 1 □ Statement of accounting principles

General

The accounts of Aker Kvaerner are presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles.

The accounts are prepared in accordance with generally accepted accounting principles, including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern principle.

Consolidation principles

Consolidated companies

The consolidated accounts comprise the Company and all the subsidiaries in which the parent company directly or indirectly has the ability to control the decision making process. The results of companies acquired/ sold during the year are included from/to the date of acquisition/ sale.

Elimination of intra-group transactions

All material transactions, profits and balances between companies in the group are eliminated.

Elimination of shares in subsidiaries

Shares in group companies are eliminated in the consolidated accounts using the acquisition method. The difference between the purchase price of the shares and the book value of the net assets acquired as at the acquisition date is analysed. Any excess of purchase price over fair value, due to expectations of future profits, is capitalised as goodwill and amortised in the profit and loss account in accordance with the underlying assumptions but at no less than 5% annually.

The allocation of fair values is reviewed and can be corrected within one full financial year following the year of acquisition.

Translation of foreign subsidiary accounts

Profit and loss accounts of non-Norwegian subsidiaries are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian subsidiaries are translated to NOK at the year-end exchange rates. Differences arising from varying rates of exchange compared to exchange rates at the year-end are taken to reserves. The same applies to the effect of exchange rate fluctuations on loans in the subsidiaries' reporting currency which were raised to hedge the balance sheet value of the group's investment in the subsidiaries.

In the consolidation of subsidiaries performing their business in a high-inflationary environment, the accounts are converted from the local currency to a functional currency before translation to Norwegian kroner. The purpose of the conversion process is to arrive at accounts as close as possible to the situation had the accounts been originally held in the functional currency.

Associated companies

Associated companies are undertakings in which the group holds between 20 and 50% of the voting shares and is in a position to exercise considerable influence. Investments in associated companies are accounted for in accordance with the equity method. The group's share of the results is based on the Company's profit after tax, less amortisation of acquisition costs in excess of the book value of equity. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments.

Valuation and classification principles

Current assets and liabilities

Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Shares

Investments in shares are valued on a portfolio basis at the lower of the acquisition cost and the market value. Items classified as current assets and long-term financial assets are valued separately.

Contracts

The group's activities relate mainly to customer contracts entered into prior to production.

Engineering and construction contract revenues are recognized using the percentage of completion method, based primarily on contract cost incurred to date compared to estimated contract costs. When the final outcome of a contract cannot be reliably estimated, contract revenue is recognised only to the extent of costs incurred that are expected to be recoverable. Any foreseeable losses for future work on signed construction contracts have been expensed and are classified as accrued costs/provisions in the balance sheet. Losses on contracts are fully recognised when identified.

Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognised when, in management's view, their realisation is probable and the amount can be measured reliably.

Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a contract are excluded from the costs of a construction contract.

Bidding costs are capitalised when it is probable that the company will be the preferred bidder. All other bidding costs are written-off as incurred.

Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct profit attributable to the work performed.

Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

Aker Kvaerner has, for some contracts, entered into securitisation arrangements under which the accrued receivable from the client is sold to a third party, without recourse to Aker Kvaerner with respect to the customer's ability to meet their obligations at contract delivery. Where the risk and reward has been transferred, the

arrangements are accounted for off balance sheet (i.e. do not recognise asset or liability). The amounts received under such arrangements are deducted from the recognised amounts recoverable on the contracts. These agreements result in an acceleration of the payments of the amounts receivable (as compared to the original contract). The payment for the benefit of accelerating these payments is by way of a reduction in the amount ultimately receivable under the contract. This reduction is classified as reduced operating revenue in the profit and loss account.

As a global contracting business, Aker Kvaerner will at any time be involved in a number of disputes and claims as described in note 15. The accounting treatment in relation to such matters is based on the information and advice available to management at the time. Inevitably, such circumstances and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than the judgements made in drawing up periodical financial information.

Stocks

Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. First-in, first-out (FIFO) or weighted average methods are used for stock withdrawals.

Maintenance

As a general rule, maintenance costs are charged as expenses as incurred. Upgradings and replacements of fixed assets are capitalised.

Fixed assets/depreciation

Fixed assets are stated at historical cost net of accumulated depreciation or fair value if this is less than the net book value. The fair value is the higher of the net sales value or the utilisation value of the asset. This utilisation value is calculated as the present value of the future cashflows which the asset will generate. Depreciation is provided on a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Accounts receivable and payable in foreign currency

Assets and liabilities in foreign currency are valued at year-end exchange rates. The group's currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it was denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in foreign currency cause currency risks. Such risks are normally hedged by entering into forward contracts to sell/purchase corresponding currency amounts. The hedging instruments are not separately reflected in the accounts but influence the accounting of the hedged position.

Leasing

Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as a long-term interest-bearing liability.

Research and development costs

Costs associated with the development of new products and production processes are normally expensed as incurred.

Investments in development projects

Investments in projects with the purpose of securing engineering and/or construction contracts for the group are held at the lower of cost or estimated fair value.

Retirement benefit costs and provision for retirement benefits

Most group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10% of the highest of the gross pension liability and the prepayment. The profit and loss effects of such changes are recognised over the expected remaining average working lives of employees.

Some subsidiaries also have Defined Contribution Plans. Contributions to these plans are expensed when they are paid.

Deferred tax

Deferred tax is calculated on timing differences resulting in obligations to pay more or less tax in the future. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and undiscounted figures. Deferred tax on major acquisitions is based on discounted tax rates. Tax assets are calculated based on tax-reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which the group operates.

The tax cost includes taxes payable and the change in deferred tax liabilities/ assets.

Government grants

Government grants received, but not yet used, are disclosed under short-term or long-term debt in the balance sheet. Fixed assets financed by government grants are not capitalised.

Exceptional items

Exceptional items comprise:

- material gains/losses on sale of businesses,
- material restructuring expenses related to discontinuing businesses which are identifiable, quantifiable and based on firm decisions, and which are not covered by related revenues, and
- other material special items which are either unusual or not expected to recur frequently or regularly.

Cashflow statement

The indirect model is used in the preparation of the cashflow statement. Cashflows from investing and financing activities are disclosed gross, while the cashflow from operating activities is reported net and reconciled with the accounting result.

Note 2 □ Transition to International Financial Reporting Standards (IFRS)

The consolidated accounts of Aker Kværner ASA must comply with International Financial Reporting Standards (IFRS) endorsed by the European Union and Norway, for reporting periods beginning on or after 1 January 2005.

Impact of conversion on consolidated group financial statements
These financial statements have been prepared in accordance with Norwegian legislation and generally accepted accounting principles in Norway (N GAAP). The differences between IFRS and N GAAP identified to date as potentially having a significant effect on the consolidated financial statements are summarised below. The summary should not be taken as an exhaustive list of all the differences between IFRS and N GAAP that potentially have a significant impact upon the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented. The group has not quantified the effects of the differences discussed below.

The Norwegian Accounting Act is under revision. In addition, the Norwegian Accounting Standards Board and IFRS have significant ongoing projects that could affect the differences between IFRS and N GAAP described below and the impact of these differences relative to the consolidated financial statements in the future. The potential impacts on the consolidated financial statements of the adoption of IFRS will depend on the particular circumstances prevailing on adoption of IFRS on 1 January 2005 and how Aker Kværner ASA choose to adopt IFRS 1.

There are few major differences between N GAAP and IFRS identified to date as potentially having a significant effect on the consolidated financial statements of Aker Kværner ASA and these are as follows:

1) Pensions – defined benefit plans
The accounting for defined benefit plans is similar under IFRS and N GAAP, although there are certain individual differences which can give a significant impact.

Under N GAAP the long-term risk-free interest rate should be used as a basis for the discount rate at the balance sheet date. Under IFRS the discount rate should be determined by reference to market yields on the balance sheet date on high quality corporate bonds. We believe that in relation to the assumptions which have been used in Norway with regard to underlying long-term discount rates, this change will result in the discount rate fluctuating more from year to year than has been the case under N GAAP.

The basic rule is that the transition to IFRS should be applied retrospectively, although some exceptions are given. For defined benefit plans it is permitted to charge all unamortised losses and gains in the opening balance sheet against equity. Should Aker Kvaerner select this option, there will be a significant impact on equity due to the position of the UK pension fund.

2) Financial instruments
IFRS has a more extensive framework of regulations in respect of financial instruments than is presently the case in Norway. This framework has been under continual revision, and there are many differences between N GAAP and IFRS. The main difference for Aker Kvaerner is that IFRS sets stricter demands for the hedging of foreign currency positions.

IFRS conversion plan
In 2003 Aker Kvaerner undertook a preliminary review to document the differences between existing N GAAP and IFRS, and to identify the possibilities IFRS 1 gives which respect to transition. Work will continue in 2004 to monitor changes in the standards as well as make preparations for the first reporting under IFRS due in the first quarter 2005.

Note 3 □ Shareholders' equity

Amounts in NOK millions	Number of shares	Capital paid in	Net profit(+)/ loss(-)	Translation differences	Total
1 January 2001	106,633,916	6,098	2,119	-968	7,249
Net profit (+) / loss (-)	-	-	-4,951	-	-4,951
Translation differences	-	-	-	-380	-380
31 December 2001	**106,633,916**	**6,098**	**-2,832**	**-1,348**	**1,918**
Net profit (+) / loss (-)	-	-	875	-	875
Directed Offering 8 January 2002	250,000,000[2]	2,000	-	-	2,000
Rights Offering 8 February 2002	187,500,000[2]	1,500	-	-	1,500
Merger 8 March 2002	350,000,000[2]	2,800	-	-	2,800
Issue costs	-	-200	-	-	-200
Translation differences	-	-	-	-539	-539
31 December 2002	**894,133,916**	**12,198**	**-1,957**	**- 1,887**	**8,354**
Net profit (+) / loss (-)	-	-	- 1,002	-	- 1,002
Translation differences	-	-	-	563	563
31 December 2003	**44,706,696[1]**	**12,198**	**- 2,959**	**- 1,324**	**7,915**

	2003	2002	2001
Number of shares at year-end	44,706,696	894,133,916	106,633,916
Average number of shares	44,706,696	805,264,053	106,633,916

1) At the Annual General Meeting on 6 May 2003 it was resolved to carry out a reverse split of the share capital in the ratio 20:1 and as a result 4 new shares were issued. The share capital of Aker Kvaerner ASA now constitutes 44,706,696 shares with a nominal value of NOK 20 each. The corresponding average number of shares for 2002 and 2001 are 40,263,203 and 5,331,696 respectively.

2) An extraordinary shareholders' meeting on 19 December 2001 approved a refinancing plan that lead to an increase in equity of NOK 6.3 billion by means of issuing new shares.

Note 4 □ Significant transactions

4.1 Acquisitions and disposals

The following acquisitions and disposals have been consolidated since 1 January 2001.
All acquisitions have been accounted for in accordance with the acquisition method.

Acquisitons:	**Disposals:**
2003	**2003**
- There were no material acquisitions in 2003	• Other activities: Hangfa (January) • Other activities: Fecne (January) **Total cash proceeds NOK 0.0 billion**
2002	**2002**
Merger with former Aker Maritime Oil and Gas Business (March)	• E&C: Heurtey (September) • E&C: South Africa (December) • Shipbuilding: Kvaerner Warnow Werft (December), amalgamation with Aker MTW whereby Aker Kvaerner received 40% of the combined entity Aker Ostsee **Total cash proceeds NOK 0.0 billion**
2001	**2001**
Enercon Engineering Inc, U.S. (May) Deep water field development and engineering	• Oil & Gas: Hydrocarbons (November) • E&C: Process Technology (November) • E&C: Recycling and Dewatering (November) **Total cash proceeds NOK 1.0 billion**

4.2 Related party transactions

Aker Maritime ASA owns 49.9% of the share capital of Aker Kværner ASA, and can therefore exert influence on both the strategy and operational choices of the Aker Kvaerner group. As Aker Maritime ASA itself is controlled by Aker RGI Holding AS and its owner Kjell Inge Røkke, it is considered that all entities controlled by Kjell Inge Røkke are related parties with regard to the Aker Kvaerner group.

In keeping with recommended accounting practice, information regarding related party transactions, benefits and agreements should be disclosed where such information would assist users of the financial statements in their understanding of the activities of the group.

At year end the group had NOK 25.2 million in receivables from Aker Maritime ASA.

Aker Kvaerner Yards AS

Aker Kvaerner and Aker RGI Holding have since February 2002 had a joint company, Aker Kværner Yards AS, to manage the two groups' shipbuilding businesses. The new company is owned 50:50 by Aker Kværner ASA and Aker RGI Holding AS. The company has a limited staff and costs are shared between the yards. Karl Erik Kjelstad leads the company and Aker Kvaerner's CEO, Helge Lund, is chairman. In total, Aker Kvaerner and Aker RGI have 12 shipyards in Europe, together with one in the USA and one in Brazil. Together the shipyards have 13,500 employees and a turnover of approximately NOK 20 billion.

The management company coordinates the operations of the shipyards and works to identify and realise synergies. By collecting resources under common management, possibilities are opened for the effective use of capacity and the strengthening of leadership within shipbuilding at a group level in Aker Kvaerner. It is expected that synergies will be realised both in the development of technology and competencies, increased market strength and reduced supplier costs. The establishment of the management company has no effect on the legal and financial structure of the shipyards.

Aker Kvaerner and Aker RGI established in October 2002 joint ownership for their respective wholly-owned shipyards Kvaerner Warnow Werft (KWW) and Aker MTW (AMTW) in Germany. A common management group for the yards already existed and the amalgamation was a natural step to attain effective use of capacity and to realise synergies.

Note 5 □ Segment information

Segment information is prepared based upon the presently defined group structure announced in early 2003, which differs from the structure disclosed in previous Annual Reports. The main change is that Pulp and Paper is included in E&C. The comparative figures for 2002 and 2001 detailed in the tables below have been restated accordingly.

5.1 Business areas

For 2003

Amounts in NOK millions	Operating revenues	Depreciation	EBITA	Operating profit	Profit before tax	Investments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
Oil & Gas	21,338	444	575	355	327	324	405	3,903	4,308
E&C	11,911	185	254	159	195	89	- 975	1,309	334
Shipbuilding	6,718	155	- 32	- 32	- 136	83	489	1,039	1,528
Other activities	1,529	64	- 561	- 576	- 852	53	-1,101	2,663	1,562
Total before exceptionals	**41,496**	**848**	**236**	**- 94**	**- 466**	**549**	**-1,182**	**8,914**	**7,732**
Exceptional items [2]	-	-	-	- 463	- 463	-	-	-	-
Eliminations	-2,510	-	-	-	-	-	-	-	-
Total	***38,986***	***848***	***236***	**- 557**	**- 929**	**549**	**-1,182**	**8,914**	**7,732**

Net profit on investments	- 12
Net interest and foreign exchange loss	- 360
Profit before tax	**- 929**

Investments	1,676
Net borrowings	2,517
Subordinated debt	- 3,946
Net assets	7,979
Dividends	-
Shareholders' equity incl. minority interests	**7,979**

1) Net long-term operating assets including deferred tax asset and pension prepayment of NOK 922 million and NOK 2,297 million respectively.

2) The exceptional items include the settlements of Equatorial of NOK 330 million and other disputes within E&C of NOK 90 million. Restructuring costs for Kvaerner Philadelphia Shipyard of NOK 43 million are also included.

For 2002

Amounts in NOK millions	Operating revenues	Depreciation	EBITA	Operating profit	Profit before tax	Investments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
Oil & Gas	22,620	394	732	527	509	332	100	4,186	4,286
E&C	14,119	152	- 484	- 585	- 426	61	169	704	873
Shipbuilding	9,459	177	530	530	412	187	1,278	975	2,253
Other activities[3]	-1,616	162	- 55	- 45	448	21	- 912	3,764	2,852
Total before exceptionals	**44,582**	**885**	**723**	**427**	**943**	**601**	**635**	**9,629**	**10,264**
Exceptional items [2]	-	-	-	124	124	-	-	-	-
Eliminations	- 939	-	-	-	-	-	-	-	-
Total	**43,643**	**885**	**723**	**551**	**1,067**	**601**	**635**	**9,629**	**10,264**

Net profit on investments	- 95
Net interest and foreign exchange gain	611
Profit before tax	**1,067**

Investments	1,496
Net borrowings	613
Subordinated debt	-3,901
Net assets	8,472
Dividends	-
Shareholders' equity incl. minority Interests	**8,472**

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 855 million and NOK 2,461 million respectively.

2) The exceptional items include sales gains of NOK 115 million and net exceptional income of NOK 9 million. See also table on page 28.

3) Includes an adjustment relating to the first two months of operations in 2002 prior to the merger of Aker Maritime's Oil and Gas Business with Kvaerner's Oil & Gas business area.

Special and exceptional items 2002:

The table below shows the split of the ordinary result before net financial items, tax and amortisation of goodwill (ordinary EBITA) between business areas. In the calculation of ordinary EBITA, certain special and exceptional items are excluded where important for the understanding of the financial statements. These items are not extraordinary postings.

Amounts in NOK millions	*Note*	Oil & Gas	E&C	Shipbuilding	Other	Total
Ordinary EBITA		**647**	**- 72**	**530**	**-90**	**1,015**
Special operating costs [1]		-	-292	-	-	-292
Amortisation of goodwill	*13*	-181	-112	-	-3	-296
Operating profit(+) / loss(-) before except. items		**466**	**-476**	**530**	**-93**	**427**
Exceptional items:						
Profit on disposals [2]		106	9	-	-	115
Restructuring costs		-24	-156	-	-18	-198
Provisions for onerous leases/write-downs		-56	-105	-	-127	-288
EU refund [3]		-	-	495	-	495
Operating profit(+) / loss (-)		**492**	**-728**	**1,025**	**-238**	**551**

1) NOK 292 million of costs related to the Cal Energy, Coastal and polypropylene projects were charged against operating result for the year.

2) The most significant profit on disposals relates to the release of NOK 106 million provision regarding the sale of Hydrocarbons and Kvaerner Process Technology.

3) Refund from the EU of NOK 495 million following Aker Kvaerner's appeal to the European Court regarding the breach of production limits at Kvaerner Warnow Yard.

For 2001

Amounts in NOK millions	*Operating revenues*	*Depreciation*	EBITA	Operating profit	Profit before tax	Investments in fixed assets	Net short-term operating assets	Net long-term operating assets [1]	Net operating assets
Oil & Gas	15,129	237	423	387	382	91	93	1,013	1,106
E&C	19,129	188	- 1,267	-1,389	-1,132	104	112	956	1,068
Shipbuilding	11,611	196	85	85	- 126	146	1,435	1,690	3,125
Other activities	-18	164	173	162	- 371	27	-2,043	4,169	2,126
Total before exceptionals	**45,851**	**785**	**- 586**	**- 755**	**-1,247**	**368**	**- 403**	**7,828**	**7,425**
Exceptional items/write-downs [2]	-	-	-	-2,082	-3,714	-	-	-	-
Eliminations	- 840	-	-	-	-	-	-	-	-
Total	**45,011**	**785**	**- 586**	**-2,837**	**-4,961**	**368**	**- 403**	**7,828**	**7,425**

Net profit on investments	-1,676
Net interest and foreign exchange gain	- 448
Profit before tax	**-4,961**

Investments	883
Net borrowings	-6,307
Net assets	2,001
Dividends	-
Shareholders' equity incl. minority interests	**2,001**

1) Net long-term operating assets include deferred tax asset and pension prepayment of NOK 769 million and NOK 2,874 million respectively.

2) The exceptional items/write-downs include sales gains of NOK 285 million, exceptional expenses of NOK 2,367 million and write-downs/provisions related to financial investments of NOK 1,632 million. See also note 19 Net financial items.

5.2 Geographic segments

The table below is based upon the location of group operations

Amounts in NOK millions	Norway	United Kingdom	Rest of Europe	North America	Asia	Rest of the world	Aker Kvaerner group
For 2003							
Total operating revenues	18,181	5,517	11,196	7,971	1,960	551	45,376
Sales to group companies	3,210	938	1,089	807	278	68	6,390
Sales to external customers	**14,971**	**4,579**	**10,107**	**7,164**	**1,682**	**483**	**38,986**
Operating profit(+) / loss(-)	- 615	382	907	-1,264	27	6	- 557
Profit(+) / loss(-) before tax	- 973	448	899	-1,369	- 1	67	- 929
Net operating assets	2,793	2,706	847	1,361	74	- 49	7,732
For 2002							
Total operating revenues	13,640	6,357	14,281	11,558	2,801	937	49,574
Sales to group companies	2,397	1,096	1,093	995	350	-	5,931
Sales to external customers	**11,243**	**5,261**	**13,188**	**10,563**	**2,451**	**937**	**43,643**
Operating profit(+) / loss(-)	56	98	867	- 639	41	128	551
Profit(+) / loss(-) before tax	465	381	736	- 773	12	246	1,067
Net operating assets	3,567	3,060	1,819	1,645	183	- 10	10,264
For 2001							
Total operating revenues	6,024	6,967	18,105	12,765	2,980	1,744	48,585
Sales to group companies	516	1,079	781	764	434	-	3,574
Sales to external customers	**5,508**	**5,888**	**17,324**	**12,001**	**2,546**	**1,744**	**45,011**
Operating profit(+) / loss(-)	89	-1,376	- 210	-1,278	4	- 66	-2,837
Profit(+) / loss(-) before tax	-1,639	-1,353	- 347	-1,690	-	68	-4,961
Net operating assets	- 646	3,402	3,336	1,218	257	- 142	7,425

5.3 Markets

The table below is based upon customer location

Amounts in NOK millions	2003	2002	2001
Operating revenues:			
Norway	12,807	11,679	4,974
United Kingdom	4,979	5,015	5,023
Rest of Europe	3,974	6,671	7,140
North America	10,674	14,588	19,239
Asia	3,207	2,485	4,219
Rest of the world	3,345	3,205	4,416
Group total	**38,986**	**43,643**	**45,011**

Operating revenues to customers in Norway increased in 2002 because of the merger of Aker Maritime's Oil and Gas business with Kvaerner's Oil & Gas business area.

5.4 Order intake / order reserve (unaudited)

	Order intake			Order reserve		
Amounts in NOK millions	2003	2002	2001	2003	2002	2001
Oil & Gas	22,709	26,095	14,196	20,901	19,091	8,457
E&C [1]	16,356	11,089	17,945	11,504	7,420	12,864
Shipbuilding	5,419	5,744	2,731	7,441	7,749	14,792
Other activities	316	727	568	228	646	550
Total	**44,800**	**43,655**	**35,440**	**40,074**	**34,906**	**36,663**
Group total (after eliminations)	**42,962**	**42,107**	**34,888**	**39,283**	**34,580**	**36,584**

1) The order reserve in E&C has been adjusted by NOK 779 million to reflect the cancelled Calpine contract, which is included within order intake in 2001.

Order Reserve
In the ordinary course of business, the group enters into delivery commitments prior to commencement of production. The order reserve as at 31 December 2003 amounted to NOK 39.3 billion. NOK 393 million related to certain major contracts which were not expected to yield any profit, while expected losses on such contracts have been charged to operations in 2003 based on best estimates at the time losses were identified. See also contract information in note 7 point 2.

Kvaerner Warnow Werft/Aker Ostsee
In December 2002 Kvaerner Warnow Werft was sold and Aker Kvaerner acquired 40% ownership of the merged company Aker Ostsee (see notes 4.1 and 4.2). Aker Ostsee had an order reserve of NOK 7.4 billion as of 31 December 2003 and an order intake of NOK 6.3 billion for the year. This order reserve and intake is not included in the figures above. In the table above Kvaerner Warnow Werft is included in 2001 with an order intake of NOK 1.8 billion and an order reserve of NOK 1.4 billion, and an order intake of NOK 1.7 billion in 2002.

Major projects in progress

Project		Customer	Size	Est. Delivery
Oil & Gas				
Kristin Semi EPCH		Statoil		2005
Valhall Water Injection Platform		BP		2004
Ekofisk 2/4M		Conoco Phillips		2006
Ormen Lange		Norsk Hydro		2007
Sleipner Vest		Statoil		2004
Sakhalin II		Sakhalin Energy Investment Company Ltd		2006
Dalia		Total E&P Angola		2007
White Rose		Husky Oil Operations Ltd.		2005
Magnolia Power		SCCPA		2005
E&C				
Eval Europe Line 2 (Kuraray)		Eval Europe NV		2004
Tai Po Water Treatment Works		Govt. of Hong Kong SAR Water Supplies Department		2004
Box Encapsulation Plant		BNFL		2004
Jiang Lin		Hainan Changxiang Trading		2005
Osprey		Calpine		2004
Fremont Energy Center		Calpine		2005
Thai Copper Project		Thai Copper Industries		2004
GACIC		BDO Facility		2005
Shipbuilding				
Kvaerner Masa-Yards				
	Cruise vessel	Carnival Corporation	85,900 GT	2004
	Cruise ferry	Color Line AS	74,600 GT	2004
	Ice breaking supply vessel	Far-Eastern Shipping Company	6,900 GT	2005
	Cruise vessel	Royal Caribbean Cruises Ltd	160,000 GT	2006
Kvaerner Philadelphia				
	NB002	Matson	32,000 GT	2004
	NB003		32,000 GT	2005

Note 6 □ Net operating assets

Amounts in NOK millions	*Note*	2003	2002	2001
Non-interest-bearing short-term receivables	7	11,741	11,932	13,921
Stocks	8	511	668	569
Other current operating liabilities	9	-13,434	-11,965	-14,893
Net short-term operating assets (+)/liabilities (-)		**-1,182**	**635**	**- 403**
Pension prepayment	18	2,297	2,461	2,874
Deferred tax assets	14	922	855	769
Goodwill, etc	12, 13	4,386	4,649	1,931
Tangible fixed assets	12	2,965	3,440	4,053
Pension liability	18	-543	- 599	- 510
Other long-term liabilities		-272	- 245	- 239
Deferred tax liabilities	14	-841	- 932	-1,050
Net long-term operating assets		**8,914**	**9,629**	**7,828**
Net operating assets		**7,732**	**10,264**	**7,425**

Note 7 □ Non-interest-bearing short-term receivables

Amounts in NOK millions	2003	2002	2001
Trade debtors [1]	5,479	4,951	4,777
Other receivables [1]	1,567	1,756	2,140
Amounts recoverable on work in progress [2]	4,349	5,216	6,949
Advances to suppliers	346	9	55
Non interest-bearing short-term receivables	**11,741**	**11,932**	**13,921**

1) Trade debtors includes NOK 5 million falling due after one year (NOK 117 million in 2002 and NOK 245 million in 2001) and NOK 29 million of other receivables falling due after one year. The majority of this amount relates to retained customer payments, due to be released at the end of the appropriate warranty periods.

2) At 31 December 2003, Aker Kvaerner was engaged in contracts with an estimated total value of NOK 84 billion, of which work to a value of NOK 44.7 billion had already been recognised with accumulated contract cost of NOK 38.7 billion and a gross contract margin of NOK 4.7 billion, leaving a future work load (order reserve) of NOK 39.3 billion. In respect of the work already performed (NOK 44.7 billion), cash of NOK 40.4 billion has been received, resulting in outstanding amounts recoverable on contracts of NOK 4.3 billion. Receivables where payment is withheld by customers based on non-fulfilled contract obligations amounted to NOK 30.4 million. Advance payments, relating to the future work load, have been received from customers amounting to NOK 3.1 billion (see note 9 below).

For some of its shipbuilding contracts Aker Kvaerner has entered into securitisation arrangements under which the accrued receivable from the client is sold to a third party, without recourse to Aker Kvaerner with respect to the customer's ability to meet their obligations at delivery of the ships. The amounts received under such arrangements are deducted from the recognised amount recoverable on the contracts. Amounts received under such arrangements are deducted from the original face value of the contract. This reduction is classified as reduced operating revenue in the profit and loss account.

At 31 December 2003, there was a draw down on the securitisation arrangements of NOK 1,050 million (NOK 851 million in 2002; NOK 0 million in 2001).

Note 8 □ Stocks

Amounts in NOK millions	2003	2002	2001
Stock of raw materials	407	379	288
Stock of finished goods	104	289	281
Stocks	**511**	**668**	**569**

Note 9 □ Other current operating liabilities

Amounts in NOK millions	*Note*	2003	2002	2001
Tax payable		167	105	87
Trade creditors		2,690	2,799	3,073
Advances from customers		3,116	1,684	2,040
Accrued operating and financial costs		3,398	3,017	4,447
Provisions	10	2,595	2,694	3,663
Other current liabilities		1,468	1,666	1,583
Other current operating liabilities		**13,434**	**11,965**	**14,893**

Note 10 □ Provisions

Amounts in NOK millions	Balance 31 Dec 2002	Charged operations	Charged exceptional items	Utilised / reallocated/ translation effects	Released	Balance 31 Dec 2003
Contract losses	507	269	-	- 388	- 76	312
Warranties	570	252	-	11	- 117	716
Restructuring provisions	977	209	8	- 578	- 168	448
Litigation/claims	458	148	179	71	- 9	847
Other	182	102	-	- 12	-	272
Provisions	**2,694**	**980**	**187**	**- 896**	**- 370**	**2,595**

See also note 5.1 regarding exceptional items and note 15 contingent events.

Note 11 □ Government grants

In 1997, Kvaerner acquired a former naval shipyard in Philadelphia.

Funds required to support Kvaerner Philadelphia Shipyard, Inc.'s (KPSI) development have been provided by various public sources with total subsidies of USD 407 million (2002: USD 400 million). As at year-end 2003 USD 391 million (2002: USD 361 million) of the total funds have been utilised.

KPSI could also apply for a USD 20 million loan from the Pennsylvania Industrial Development Authority at 3.75% interest rate with principal repayment beginning in the third year of the loan term and for a USD 10 million loan from the Philadelphia Industrial Development Corporation at 3.75% interest rate for 15 years. The two loans have been fully drawn-down and repayments are being made (see note 24).

Aker Kvaerner, in turn, has agreed to perform the following:

(i) to design and build a world class, state of the art shipyard in accordance with agreed functional requirements,

(ii) to make capital improvements of USD 15 million during 2001 - 2004 (transition period) and to make further capital improvements or other investments to the benefit of the yard equal to the level of annual depreciation in the facility from 2005 -2014 (initial operating period),

(iii) to train and employ not less than an annual average of 700 employees during the last 30 months of the transition period and not less than 500 employees during the initial operating period, and

(iv) to implement a business plan calling for the construction of up to nine ships through 2004, with Aker Kvaerner to purchase, at its cost of materials, the first two ships constructed at the yard to the extent they are not purchased by commercial buyers.

A contract was signed 30 December 2002 confirming a commercial buyer for the first two ships. The first ship was delivered in 2003.

Note 12 □ Tangible fixed assets

Amounts in NOK millions	Machinery and equipment	Buildings and quay works	Construction in progress	Land	Houses and sites	Total	Goodwill etc.
Accumulated value as at 1 January 2003							
Historical cost	4,771	3,275	173	367	250	8,836	6,741
Depreciation	-3,403	-1,288	-	- 16	- 117	-4,824	-2,008
Write-downs	- 191	- 362	-	- 19	-	- 572	- 84
Book value as at 1 January 2003	**1,177**	**1,625**	**173**	**332**	**133**	**3,440**	**4,649**
Additions (historical cost)	446	75	- 20	8	40	549	33
Disposals (historical cost)	- 719	- 913	- 5	- 84	- 108	-1,829	- 32
Disposals (acc. depreciation)	669	476	-	1	19	1,165	-
Depreciation	- 403	- 102	-	- 4	- 8	- 518	- 330
Translation differences	60	82	- 1	10	6	158	66
Book value as at 31 December 2003	**1,230**	**1,243**	**147**	**263**	**82**	**2,965**	**4,386**
Of which capitalised leases	**9**	**60**	-	-	-	**69**	-

Depreciation
Assets are written-down on a straight-line basis over their anticipated lives, as follows:

Machinery & Equipment	3 - 15 years
Buildings and quay works	3 - 50 years
Houses, sites and land	over the life of the lease
Patents & goodwill	up to 20 years

Intangible assets
The acquisition of a company is based, inter alia, upon the strategic fit and anticipated profitability of that company, over a long time-scale. As such it is Aker Kvaerner's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years.

Research and Development costs
Most of the research & development work in Aker Kvaerner is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 146 million (of which NOK 32 million was paid by customers) have been expensed during the year because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research & development costs were capitalised in 2003.

Leasing contracts
Annual rent due to operating lease contracts amounts to :

Amounts in NOK millions	Properties	Other
Contracts due within one year	74	30
Contracts running for one to five years	210	40
Contracts running for more than five years	341	24
Total	625	94

Note 13 □ Goodwill by business area

Amounts in NOK millions	*Note*	Goodwill amortisation 2003	Goodwill amortisation 2002	Goodwill amortisation 2001	Book value 2003	Book value 2002	Book value 2001
Oil & Gas		220	205	36	3,302	3,481	462
E&C		95	101	122	1,083	1,120	1,404
Other activities		15	-10[1]	11	1	48	65
Total	*12*	330	296	169	4,386	4,649	1,931

1) Includes an adjustment relating to the first two months of operations in 2002 prior to the merger of Aker Maritime's Oil and Gas Business with Kvaerner's Oil & Gas business area.

Note 14 □ Tax

Amounts in NOK millions	2003	2002	2001
Tax payable			
Norway	8	-2	20
Other countries	198	242	50
Total tax payable	**206**	**240**	**70**
Deferred tax			
Norway	- 191	-149	- 8
Other countries	54	99	- 62
Total deferred tax	**- 137**	**- 50**	**- 70**
Total tax charge	**69**	**190**	-
Deferred tax assets relating to losses carried forward and pension liabilities	**922**	**855**	**769**
Deferred tax liabilities			
Short-term items	628	739	80
Long-term items	857	889	1,331
Loss carried forward	- 644	-696	- 361
Deferred tax liabilities	**841**	**932**	**1,050**

The group operates in many countries and tax regimes, and so although the group overall may record losses, taxable results can arise in certain individual tax regimes leading to taxes becoming payable.

The deferred tax asset relates to the tax positions in the United Kingdom and in Norway and can be utilised against future taxable results. Gross losses to be brought forward in the UK amount to GBP 230 million. Further, an amount of GBP 194 million of advance corporation tax is available as a deduction against future tax payable.

The total tax loss arising in Norway is NOK 3,751 million. NOK 115 million expires in 2008, NOK 668 million in 2009, NOK 484 million in 2010, NOK 414 million in 2011, NOK 781 million in 2012 and NOK 1,289 million in 2013. NOK 2,219 million of the tax loss is used to offset the deferred tax liability in Norway, while NOK 1,532 million is used in the calculation of the deferred tax asset.

Note 15 ☐ Contingent Events

Legal proceedings

With its extensive worldwide operations, the Aker Kvaerner group companies are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions. The most important contingencies are considered to be:

Warnow

The European Commission judged in 2000 that Kvaerner should pay a penalty of DM 116.6 million, including interest, for alleged breach of production limitations in 1997 and 1998. The amount was paid and charged as an expense the same year. In February 2002 *Aker Kvaerner won its appeal in the* EU Court of Law, and EUR 65 million (including interest) was repaid and recorded as income under exceptional items. The EU Commission has lodged an appeal and a judgement is expected in the spring 2004.

Furthermore, the European Commission has opened formal proceedings to examine whether Kvaerner Warnow Werft (KWW) has received approximately DM 120 million in excess subsidies from German authorities in connection with the privatisation of the shipyard in 1992 and, if so, to what extent Aker Kvaerner can be *required to repay any* such subsidies with interest. Aker Kvaerner is of the opinion that all subsidies granted to cover losses during the restructuring period were utilised in accordance with provisions duly notified to and approved by the European Commission and that no repayment can be justified. No provision is held against the outcome of *this potential exposure.*

Following the merger of KWW and Aker MTW, it was agreed that the outcome of the cases continues to be Aker Kvaerner's sole financial responsibility.

Finnish tax dispute

The Finnish tax office has disallowed a loss of FIM 360 million, claimed by Kvaerner Pulping in 1997, to be deducted from taxable income. Kvaerner has disputed the decision and the administrative *tribunal of the Finnish tax authorities rendered a unanimous decision* in Kvaerner's favour in December 2000. The Finnish tax authorities have lodged an appeal against this decision to be heard by a higher court. It could take three years before a verdict is reached.

Asbestos Claims

Various Aker Kvaerner group companies have been named as defendants in asbestos related cases in the US. These cases generally stem from allegations that the plaintiffs were exposed to asbestos while in facilities that Aker Kvaerner either constructed or modified. Aker Kvaerner, typically alongside many additional defendants, has been named in approximately 3,200 cases currently pending and is defending each both as to legal liability and factual exposure. Claims are not usually quantified in the complaints.

IPSCO

Aker Kvaerner has claimed USD 14 million for cost savings and bonus payments on a Project Management Agreement for the design and construction of a plate steel facility. IPSCO claims Aker Kvaerner is responsible for project cost overruns and penalties of up to USD 66 million. Aker Kvaerner denies responsibility for these claims and the case is expected to be heard in June 2004. IPSCO *has reached a settlement in the dispute* where IPSCO and Aker Kvaerner filed a claim of 32.5 million USD against a sub-contractor. Aker Kvaerner has appealed the Court's approval of this settlement.

Other uncertainties

Project risks and uncertainties

The Aker Kvaerner group's operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which *could exceed revenues realised from* the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information.

Valhall

Our subsidiary Aker Stord AS entered into a contract with BP for the procurement and construction of the jacket for a water injection platform on the Valhall field in the North Sea. The installation was delayed due to pile refusal, and rectification work was necessary to complete the installation. The jacket was successfully installed in August 2003. BP has reserved the right to claim back the additional costs related to rectification work if it is determined that the pile refusal was caused by circumstances falling under our scope of liability. In addition, BP has reserved the right to claim penalty payments as a result of delayed delivery.

We maintain that the rectification work and delay caused by the pile refusal is outside our scope of liability, and that it is also recoverable under the customer's Construction All Risk (CAR) insurance. The parties are currently negotiating for a possible settlement of the dispute. Although there can be no assurance regarding the outcome, we currently do not anticipate that this matter will have a material negative impact on our financial condition or results.

Sea Launch

Including the test launch in 1999, twelve successful launches have been made, nine of these after a rocket and its payload was lost over the Pacific Ocean in March 2000. Last year Sea Launch carried out three launches and has proven a capacity of three launches in 113 days.

Following write-downs of USD 171 million in 1998 and the third quarter of 2001, including all the equity invested, the investment in Sea Launch comprise of loans from Aker Kvaerner to Sea Launch of *USD 49 million. These loans are* mainly interest-bearing, but it has been deemed prudent not to accrue interest in Aker Kvaerner's accounts. Aker Kvaerner has also guaranteed USD 186 million of loans to Sea Launch from third parties (USD 172m) and advance payments from clients relating to ongoing contracts (USD 14m).

Repayment of the loans *depends on positive results/cash-flows* in the Sea Launch company which in turn are dependent on the number of launches achieved.

Philadelphia Shipyard

The first vessel since 1969 was delivered from the yard September 7, 2003. After considerable delays, cost overruns and lower productivity than expected the operating loss in 2003 was NOK 771 million. This result also reflects expected losses on vessels two and three which are *still under construction. Vessel number two is planned to be delivered* to the customer in July/August 2004. A contract has not yet been signed for vessel number three which is expected to be completed in April 2005. Productivity improvements are still expected for both vessels, although the eventual outcome continues to be uncertain.

Romania

Aker Kvaerner acquired the mechanical workshop operations in Romania in the autumn of 1998. The results to date have been disappointing, but major changes/restructuring efforts were initiated in 2000 and are ongoing. A provision was taken in 2001 but uncertainty remains connected to the performance of the Romanian investment. The order backlog is increasing and the business break even.

Note 16 ☐ Salaries , wages and social security costs

Amounts in NOK millions	2003	2002	2001
Salaries and wages including holiday allowance	9,715	9,973	9,244
Social security tax / National insurance contributions	1,434	1,353	1,049
Pension costs	850	585	332
Other employee costs	453	625	814
Salaries, wages and social security costs	**12,452**	**12,536**	**11,439**

Note 17 ☐ Number of employees (unaudited)

	2003	2002	2001
Oil & Gas	14,083	15,747	9,265
E&C	7,593	8,490	9,233
Shipbuilding	4,589	5,326	6,706
Other activities	1,715	3,300	2,850
Total Aker Kvaerner employees	**27,980**	**32,863**	**28,054**
Total agency	4,219	4,308	5,685
Group total	**32,199**	**37,171**	**33,739**
Employees in Norway	12,596	12,711	5,160
Employees in other countries	19,603	24,460	28,579

Following the sales of Kvaerner Hangla and Kvaerner Fecne in January 2003, the number of employees was reduced by 1,662.
Following the merger of the Oil & Gas Businesses of Kvaerner and Aker Maritime on 8 March 2002, 7,627 new employees entered the group.

Note 18 □ Pension cost and liabilities

Most group companies have retirement benefit plans that give the employees a right to future benefits (defined benefits plans). The number of employees that are covered by such plans is 17,182 active and 39,087 others. Normally, retirement benefits are based on the number of years of service and the expected salary upon retirement.

Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operations or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country. Some foreign subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employers (multi-employer plan).

The book value of the pension asset includes an unrecognised loss of NOK 5.2 billion in the UK. The portion of this loss beyond 10% of the total asset value will be amortised in the profit & loss account over a period of approximately 15 years based on the situation at the end of every year. Based on the situation at the end of 2003, it is estimated that NOK 238 million will have to be charged to the profit & loss account for 2004.

The plan assets are mainly invested in bonds and stock exchange listed shares.

Net periodic pension cost/return (-)

Amounts in NOK millions	2003	2002	2001
Defined benefit plans:			
Service cost	247	379	437
Interest on projected benefit obligation	1,065	1,159	1,140
Expected return on plan assets	- 1,010	-1,283	-1,586
Net amortisations and deferrals	282	- 16	48
Net pension cost	**584**	**239**	**39**
Defined contribution plans	266	346	293
Net periodic pension cost	**850**	**585**	**332[1]**

1) In addition to this a write down of NOK 1.6 billion of the pension asset, following a decrease in the value of the equity investments of the fund, is reported under exceptional items in the profit and loss account in 2001.

Status of pension plans reconciled with the balance sheet

	Asset exceed PBO (funded)			Assets less than PBO (unfunded)			Total		
Amounts in NOK millions	2003	2002	2001	2003	2002	2001	2003	2002	2001
Defined benefit plans:									
Accumulated benefit obligation (ABO)	18,628	16,976	16,265	541	475	350	19,169	17,451	16,615
Effect of projected future compensation levels	856	447	137	61	121	35	917	568	172
Projected benefit obligation (PBO)	**19,484**	**17,423**	**16,402**	**602**	**596**	**385**	**20,086**	**18,019**	**16,787**
Plan assets at fair value	16,402	14,634	18,174	-	-	-	16,402	14,634	18,174
Plan assets in excess of (+)/less (-) that PBO	**-3,082**	**-2,789**	**1,772**	**- 602**	**- 596**	**- 385**	**-3,684**	**-3,385**	**1,387**
Unrecognised net gain (-)/loss (+)	5,379	5,169	966	59	78	11	5,438	5,247	977
Net prepaid pension (+)/accrued pension liability (-)	**2,297**	**2,380**	**2,738**	**- 543**	**- 518**	**- 374**	**1,754**	**1,862**	**2,364**
Pension prepayment	**2,297**	**2,461**	**2,874**	-	-	-	**2,297**	**2,461**	**2,874**
Accrued pension liability	-	**- 81**	**- 136**	**- 543**	**- 518**	**- 374**	**- 543**	**- 599**	**- 510**
Net pension prepayment (+)/ accrued pension liability (-)	**2,297**	**2,380**	**2,738**	**- 543**	**- 518**	**- 374**	**1,754**	**1,862**	**2,364**
Economic assumptions									
Discount rate	5.6-6.5%	6-7%	6.5-7%	5.5-6.5%	5-7%	5.5-7%	5.5-6.5%	5-7%	5.5-7%
Asset return	7-7.5%	7-8%	7.5-8%	-	-	-	7-7.5%	7-8%	7.5-8%
Salary progression	2.6-3.3%	3.3-3.8%	3.3-4%	2-3.3%	2-3.3%	3.3%	2-3.3%	2-3.8%	3.3-4%
Pension indexation	2.5-2.6%	2.5%	2.5%	2-2.5%	2-2.5%	1.5-2.5%	2-2.6%	2-2.5%	1.5-2.5%
Employee turnover age < 50 years	5-7.5%	5-7.5%	5-7.5%	7.5%	7.5%	7.5%	5-7.5%	5-7.5%	5-7.5%
Employee turnover age > 50 years	2-5%	2-5%	2-5%	2%	2%	2%	2-5%	2-5%	2-5%

Note 19 □ Net financial items

Amounts in NOK millions	2003	2002	2001
Dividends received	2	1	-
Profit(+)/loss(-) from associated companies and limited partnerships	- 39	- 70	- 70
Profit(+)/loss(-) on disposal of equity investments	25	- 26	26
Provisions and write-down of financial investments [1]	-	-	-1,632
Net profit (+)/loss (-) on investments	**- 12**	**- 95**	**-1,676**
Interest income	143	158	301
Interest expense	- 447	- 438	- 783
Net interest	**- 304**	**- 280**	**- 482**
Net foreign exchange gain (+) / loss (-)	- 56	891	34
Net other financial items	**- 56**	**891**	**34**
Net financial items	**- 372**	**516**	**-2,124**

1) Included in the write-down/provisions in 2001 of NOK 1,632 million is NOK 1,035 million in relation to loans to Sea Launch, NOK 215 million related to Greenfield, NOK 286 million related to Karbomont and NOK 43 million related to other associates/partnerships.

Note 20 □ Investments

Amounts in NOK millions	*Note*	2003	2002	2001
Short-term investments		2	3	15
Investments in other companies[1]		70	71	52
Investment in associated companies	21	942	868	129
Investment in limited partnerships	21	38	48	72
Long-term investments		**1,050**	**987**	**253**
Other long-term receivables [2]		624	506	615
Investments		**1,676**	**1,496**	**883**

1) Includes NOK 22 million investment in Express Ferries.
2) Included is a loan to Sea Launch of NOK 361 million.

Note 21 □ Investments accounted for under the equity method

Associated companies

Amounts in NOK millions	Business Office	Percentage of voting rights	Percentage held	Book value as at 1 January 2003	Additions/ Disposals year 2003	Profit after tax	Goodwill amortisation	Currency & other adjustments	Book value as at 31 December 2003
Simas	Oran, Algeria	33.33	22.67	11	-	-	-	-	11
MPPT	Wellsville, USA	50.00	50.00	6	-	- 9	-	21	18
NorSea a.s	Tananger, Norway	33.45	33.45	68	-	11	-	- 11	68
Siva Verdal Eiendom a.s	Verdal, Norway	46.00	46.00	13	-	-	-	-	13
TC&RL Investment Ltd	United Kingdom	50.00	50.00	22	-	-	-	1	23
Kvaerner Powergas (India) Ltd.	Bombay, India	49.00	49.00	48	-	7	-	- 11	44
Buoy Invest AS	Stavanger, Norway	30.00	30.00	-	23	-	-	-	23
Supply Invest KS	Bømlo, Norway	22.73	22.73	33	7	- 2	-	-	38
YIT Shipins OY (previously ABB Shipins OY)	Turku, Finland	40.00	40.00	4	-	-	-	1	5
Aker Ostsee [1]	Germany	40.00	40.00	647	-	- 16	- 19	67	679
Other companies		-	-	16	8	- 6	-	2	20
Total				**868**	**38**	**- 15**	**- 19**	**70**	**942**

1) Book value at 31 December 2003 includes goodwill NOK 284 million.

Partnerships

Amounts in NOK millions	Business Office	Percentage of voting rights	Percentage shares held	Book value as at 1 January 2003	Additions/ Disposals year 2003	Profit before taxes	Write downs	Currency adjustments	Book value as at 31 December 2003
Jo Sypress	Douglas, Isle of Man	49.00	49.00	31	13	- 5	-	- 2	37
UY Ukku [1]	Esbo, Finland	50.00	50.00	9	- 9	-	-	-	-
UY Lunni [1]	Esbo, Finland	50.00	50.00	8	- 8	-	-	-	-
Other companies				-	1	-	-	-	1
Total				**48**	**- 3**	**- 5**	**-**	**- 2**	**38**

1) Sold in 2003 giving a sales gain of NOK 25 million (see note 19)

Note 22 □ Net interest-bearing items

Amounts in NOK millions	Note	2003	2002	2001
Cash and bank deposits [1]		6,073	4,617	2,882
Interest-bearing short-term receivables [2]		444	307	403
Interest-bearing long-term receivables	23	224	258	287
Interest-bearing short-term borrowings [2]	25	- 620	- 538	- 583
Interest-bearing long-term borrowings	24, 25	- 3,604	-4,031	-9,296
Net interest-bearing assets (+)/liabilities (-)		**2,517**	**613**	**-6,307**
Interest income		143	158	301
Interest expense [3]		- 447	- 438	- 783
Net result of financing		**- 304**	**- 280**	**- 482**

1) Includes cash and bank deposits of NOK 2,771 million (NOK 1,239 million in 2002 and NOK 1,149 in 2001) which is not fully available for general use within the group. Of this, NOK 1,062 million was restricted from short term use. The balance, NOK 1,709 million, was available to the unit holding the cash, but is restricted from use elsewhere in the group.

2) All short-term receivables and borrowings are due for payment within one year.

3) Includes NOK 132 million in accrued interest on the 10 year subordinated debt in 2003 and 2002.

Group Cash Pool Systems

The group policy for the purpose of optimising availability and flexibility to cash within the group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the Internal Bank. An important condition for the participation by Business Units in such cash pooling arrangements involving depositing of cash, is that Aker Kvaerner as owner of such pools is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits made by Business Units.

Note 23 □ Interest-bearing long-term receivables

Amounts in NOK millions	2003	2002	2001
Restricted deposits	21	58	73
Loans to employees	25	88	104
Other interest-bearing long-term receivables	178	112	110
Interest-bearing long-term receivables	**224**	**258**	**287**

Note 24 □ Long-term and short-term borrowings

Loan description *Amounts in NOK millions*	Original currency value	Book value	Interest coupon	Maturity date	Interest terms
10 Year Bond Issue					
NOK ISIN NO 0010128838	NOK 1,119 million	1,119	0.00 %	30.10.11	Non-interest-bearing until 30.10.06
USD ISIN NO 0010128846	USD 338 million	2,255	0.00 %	30.10.11	and fixed 5.00% pa thereafter, with
EUR ISIN NO 0010128853	EUR 13 million	110	0.00 %	30.10.11	back-end fee of upto 4.44% of the
10 Year USD Notes Issue	USD 29 million	197	0.00 %	30.10.11	principal payable at maturity.
Accrued interest		265			
Total 10 year subordinated debt		**3,946**			
3 Year NOK Bond Issue					
ISIN NO 0010128820	NOK 1,137 million	1,137	3.66 %	31.12.04	12 month Nibor + 1.25% margin [1]
3 Year USD Syndicated Term Loan	USD 219 million	1,466	2.37 %	31.12.04	6 month Libor + 1.25% margin
3 Year USD Syndicated Term Loan	USD 25 million	169	2.42 %	31.12.04	3 month Libor + 1.25% margin
3 Year USD Notes Issue	USD 24 million	159	2.39 %	31.12.04	1 month Libor + 1.25% margin
3 Year EUR Notes Issue	EUR 10 million	88	3.39 %	31.12.04	3 month Euribor + 1.25% margin
Total 3 year senior debt [2]		**3,019**			
Aker Kvaerner PLC 2014 Bond Issue	GBP 8 million	95	10.875%	30.09.14	Fixed
Aker Kvaerner PLC 2006 Bond Issue	GBP 14 million	167	10.625%	25.09.06	Fixed
Other long-term loans [3]		323			
Total long-term borrowings		**7,550**			
Construction loans [4]	USD 90 million	603	4.70%	29.07.04	Fixed
Other short-term loans		17			
Total short-term borrowings		**620**			
Total borrowings		**8,170**			

1) Two FRA contracts of NOK 250 million each have been entered into in order to hedge the interest payments in the final period to maturity of this portion of the 3 Year Senior Debt. The contracted interest terms are 3.665% and 3.675% (plus 1.25% margin) respectively.

2) NOK 378 million of the 3 Year Senior Debt was repaid in 2003.

3) Includes NOK 182 million loans to Kvaerner Philadelphia Shipyard Inc.

4) Kvaerner Philadelphia Shipyard Inc.

Financial Covenants

Following the debt restructuring of the group in January 2002, the group prepared a Business Plan to be approved by the creditors involved in the debt restructuring. Based on the approval of the Business Plan, the group agreed a set of financial covenants with the creditors. The agreed financial covenants apply to the 3 Year Senior Debt and various other credit agreements, however, not to the 10 Year Subordinated Debt. The financial covenants are based on two sets of key financial figures. The ratio between equity, adjusted for the Subordinated Debt and goodwill, and assets, in addition to the ratio between interest-bearing borrowings and earnings, must remain within certain defined parameters. The ratios between interest-bearing borrowings and earnings are adjusted gradually in the period upto maturity of the 3 Year Senior Debt.

Description of 10 Year Subordinated Debt

The terms for the 10 Year Subordinated Debt contain certain restrictions and covenants of the group, including but not limited to

a) a restriction on carrying out a demerger (within the meaning of chapter 14 of the Norwegian Public Limited Companies Act).
b) a restriction on certain mergers, disposals of operations or assets and changes to the nature of the business and
c) a restriction on borrowing such that the group is not allowed to incur any indebtedness for borrowed money if this would result in the group's net debt exceeding the higher of
(i) NOK 15.0 billion or
(ii) twice the amount of the group's equity and reserves.

In addition the Company shall not

a) within a calendar year, make a dividend payment to the shareholders that constitutes more than 50 per cent of accumulated net profits (after taxes) available for distribution (excluding any profits to the extent arising from
(i) disposals of assets other than in the ordinary course of business or
(ii) the repurchase of 10 Year Subordinated Debt) and
b) reduce its share capital or equity through a payment to its shareholders, other than under (a).

Description of 3 Year Senior Debt

Certain of the conditions of the 3 Year Senior Debt contain restrictions and covenants of the Company relating to the Company and certain subsidiaries of the Company, including but not limited to, a restriction on certain disposals of assets, a restriction on certain mergers, demergers or acquisitions and a limitation on the creation of certain financial guarantees.

Furthermore, no dividend or other distribution shall be paid or declared by the Company or any other member of the group which is not a wholly-owned subsidiary to any shareholder while any amount is outstanding under the 3 Year Senior Debt. In addition, the Company shall not redeem or buy back any of its share capital during such a period.

The 3 Year Senior Debt is secured by (i) a pledge of shares in certain of the Company's direct subsidiaries, (ii) an assignment of certain intercompany receivables of the Company and (iii) a pledge of certain bonds. This security package is subject to intercreditor arrangements between the lenders of the 3 Year Senior Debt and certain other creditors.

Repayments of long-term borrowings:

Amounts in NOK millions	
Long-term loans as at 31 December 2002	7,932
Repayments	- 416
New loans / Reclassifications	64
Sale of companies	- 14
Foreign exchange effects	- 148
Accrued interest on 10 year subordinated debt	132
Long-term borrowings as at 31 December 2003	**7,550**

Repayments of long-term loans:	
2004	3,048
2005	32
2006	190
2007	22
2008	73
2009 and later	4,185
Total	**7,550**

Note 25 □ Borrowings by currency

	Original currency			NOK		
Amounts in millions	Short-term	Long-term	Total	Short-term	Long-term	Total
NOK	-	2,353	2,353	-	2,353	2,353
USD	92	699	791	614	4,673	5,287
EUR	-	24	24	-	206	206
GBP	-	27	27	-	316	316
Other currencies	-	-	-	6	2	8
Total (NOK)				**620**	**7,550**	**8,170**

A substantial part of the borrowing in foreign currency is swapped to other currencies by use of short-term currency swaps. This is to eliminate currency exposure deriving from changes in the currency composition of the working capital, and to hedge equity investments in foreign currencies. See note 28 (Financial market exposures).

Note 26 □ Mortgages

Amounts in NOK millions	2003	2002	2001
Long-term mortgage debt [1]	245	216	387
Short-term mortgage debt	474	522	208
Which is secured by pledges on assets with the following book-value:			
Work in progress	481	645	120
Machinery and equipment	232	205	44
Buildings and quay work	262	279	93
Land	959	839	25
Other (receivables, securities, etc)	1,912	1,368	80
Total value of assets pledged as security	**3,846**	**3,336**	**362**

1) In addition, the 3 Year Senior Debt is secured as described in note 24.

Note 27 □ Guarantee liabilities, etc

Amounts in NOK millions	2003	2002	2001
Total guarantee liabilities [1]	**1,315**	**1,973**	**2,064**

1) Total guarantee liabilities of NOK 1,315 million include NOK 1,245 million regarding loans and advance payments to Sea Launch (NOK 1,329 million in 2002 and NOK 1,464 million in 2001).

In addition, Kvaerner Masa Yards OY has provided collateral (see note 26) to secure present and future guarantees issued by the government-owned guarantee institution Finnvera OYJ, to cover refund guarantees to customers and other guarantees. In connection with the guarantees, Finnvera has recourse to Kvaerner Masa-Yard for part of the losses, which Finnvera might incur upon the realisation of the ship in question. Aker Kvaerner assumes that the ship's value will cover the receivables and that the afore-mentioned recourse liability will not be realised.

Note 28 □ Financial market exposures

The nature of the group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the group's need for financial instruments. The internal bank uses foreign currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the group's working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, Forward Rate Agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the group's balance sheet or operational performance. However, since the group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian kroner. The group's exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the group's net borrowing in different currencies. The group's interest-bearing external debt was as at 31 December 2003 mainly floating libor and nibor based and the financial result is therefore sensitive to changes in short-term interest. The restructured debt facilities as disclosed in note 24 show that NOK 3.9 billion (including accrued, but not payable, interest) of the debt is not interest-bearing in the next 3 years and will thereafter cost 5% interest per year for the subsequent 5 years.

Credit risk deriving from commercial contracts is locally managed by the business units. The group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to the group.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments.

Forward currency contracts and options

Net outstanding forward currency contracts as at 31 December 2003

	Original currency		In NOK	
Amounts in millions	Net buy	Net sale	Net buy	Net sale
AUD	26	-	131	-
CAD	2	-	8	-
EUR	-	- 46	-	- 383
GBP	39	-	470	-
HKD	-	- 31	-	- 27
JPY	1,118	-	70	-
NOK	-	- 263	-	- 263
SEK	818	-	759	-
SGD	-	- 11	-	- 43
USD	-	- 94	-	- 630
Total			**1,438**	**-1,346**

The forward currency contracts are actively used as cash management tools to hedge the group's net open foreign currency positions; the currency contracts are closely monitored and adjusted when necessary.

Interest rate swaps

Net outstanding interest rate swaps as at 31 December 2003:

	Amount (million) in original currency	Aker Kvaerner receives	Aker Kvaerner pays	Market Value NOK m	Maturity
NOK	50	Fixed 5.74%	Nibor 6 m	- 0.7	June 2004
NOK	50	Fixed 5.73%	Nibor 3 m	- 0.3	March 2004
Total				**1.0**	

The interest rate swap agreements were directly related to the loans included in the debt restructuring in 2002. Since the interest profile of the restructured debt facility has changed when the debt conversion took place on 10 January 2002, the interest rate swaps are no longer directly related to the underlying loans. The open swap positions are closely monitored against market fluctuations.

Aker Kværner ASA profit and loss account

1 January - 31 December

Amounts in NOK millions	*Note*	2003	2002
Operating revenues	3	282	185
Salaries, wages and social security costs	5, 8, 13	- 72	- 60
Other operating expenses	6	- 346	- 171
Depreciation	11	- 1	- 3
Operating profit(+) /loss(-)		- 137	- 49
Dividends from group companies		-	1,289
Write-down of investments	10	- 2,089	- 1,571
Other financial items		1,399	1,199
Net financial items	9	- 690	917
Profit (+) / loss(-) before tax		- 827	868
Tax	12	- 1	- 4
Net profit(+) / loss(-)	2	- 828	864

Aker Kværner ASA balance sheet

As at 31 December

Amounts in NOK millions	*Note*	2003	2002
ASSETS			
Buildings, land and equipment		16	17
Total tangible fixed assets	11	16	17
Investments in group companies	14	4,599	3,167
Loans to group companies		3,500	3,468
Other long-term receivables	7, 19	420	433
Total long-term investments and receivables		8,519	7,068
Interest-free receivables from group Companies		238	406
Interest-bearing receivables from group Companies		12,661	17,636
Other receivables		129	104
Bank deposits		1,688	2,337
Total current assets		14,716	20,483
TOTAL ASSETS		23,251	27,568
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital		894	894
Share premium		6,233	6,233
Other equity		1,262	2,090
Total shareholders' equity	2	8,389	9,217
Pension liabilities	13	60	49
Deferred tax liabilities	12	-	-
Total provisions		60	49
Long-term borrowings	15	6,968	7,373
Total long-term borrowings		6,968	7,373
Short-term borrowings	16	7,439	10,606
Other current operating liabilities		395	323
Total current liabilities		7,834	10,929
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,251	27,568

Lysaker, 27 February 2004
Board of Directors of Aker Kværner ASA

Kjell Inge Røkke (Chairman) · Reidar Lund (Vice Chairman) · Lone Fønss Schrøder · Leif Arne Langøy · Yngve Hågensen

Bjørn Flatgård · Eldar Myhre · Bernt Kilnes · Atle Tranøy · Helge Lund (Group President & CEO)

Aker Kværner ASA statement of cashflow

1 January - 31 December

Amounts in NOK millions	2003	2002
Cash(+) / loss(-) from operating activities		
Profit before tax	- 827	868
Write-down of shares and loans	2,089	1,571
Gain on sale of shares	- 1,134	-
Tax paid	- 1	- 4
Depreciation	1	3
Effect of changes in exchange rates	- 27	-1,201
Changes in net current assets	226	- 8
Net cashflow from operating activities	**327**	**1,229**
Cashflow from investing activities		
Purchase of fixed assets	-	- 3
Disposal of fixed assets	-	2
Changes in long-term receivables	- 2,189	- 496
Changes in interest-bearing short-term receivables	4,790	-9,478
Changes in interest bearing long-term receivables	- 32	10,528
Net cashflow from investing activities	**2,569**	**553**
Cashflow from financing activities		
Repayment of long-term borrowings	- 378	-
Changes in short-term borrowings	-3,167	-3,519
New equity	-	3,300
Net cashflow from financing activities	**-3,545**	**- 219**
Net decrease(-)/ increase(+) in cash and bank deposits	**- 649**	**1,562**
Cash and bank deposits as at 1 January	2,337	775
Cash and bank deposits as at 31 December	**1,688**	**2,337**

Notes to Aker Kværner ASA accounts

□ □ □ □

Note 1 □ Statement of Accounting Principles

The accounting principles detailed in the consolidated financial statements of the group (see pages 23-24) are applicable also for the parent company.

Note 2 □ Shareholders' Equity

Amounts in NOK millions	Share capital	Share premium	Other reserves	Total
Shareholders' equity as at 1 January 2003	894	6,233	2,090	9,217
Net loss	0	0	- 828	- 828
Shareholders' equity as at 31 December 2003	**894**	**6,233**	**1,262**	**8,389**

At the Annual General Meeting 6 May 2003 it was resolved to carry out a reverse split in the ratio of 20 to 1. The share capital of Aker Kværner ASA is now divided into 44,706,696 shares with a nominal value of NOK 20. The shares can be freely traded.

An overview of the company's largest shareholders is to be found on page 57.

The company's financing agreements include certain financial restrictions with respect to dividend payments. Further information on this is included in note 24 to the consolidated financial statements.

Note 3 □ Operating Revenues

In its role as parent company of the group, Aker Kvaerner ASA provides certain services to its subsidiaries. The subsidiaries are invoiced for such services in accordance with signed service agreements.

Note 4 □ Directors' and Senior Management's Shareholding

The following number of shares were owned by the Directors of the Board and the Executive Management Team (and their related parties) as at 31 December 2003:

Kjell Inge Røkke, Chairman	22,309,606	shares
Reidar Lund, Deputy Chairman	6	shares
Yngve Hågensen, Director	5	shares
Bjørn Flatgård, Director	1,790	shares
Leif Arne Langøy, Director	0	shares
Lone Fønss Schrøder, Director	200	shares
Eldar Myhre, Director, employee' representative	26	shares
Bernt Kilnes, Director, employee' representative	50	shares
Atle Tranøy, Director, employee' representative	0	shares
Helge Lund, Group President & CEO	31,501	shares
Simen Lieungh, Executive Vice President	27	shares
Mads Andersen, Executive Vice President	775	shares
Raymond Carlsen, Executive Vice President	6	shares
Trond Westlie, former CFO (resigned from his post 31/12/03)	30,000	shares

Note 5 ☐ Director´s and Senior Management's Remuneration

BOARD OF DIRECTORS' FEES

Total fees paid to the Board of Directors in 2003 amounted to NOK 2,775,000. The Chairman of Board and current Directors did not receive any payment other than the Directors' fees.

GROUP PRESIDENT & CHIEF EXECUTIVE OFFICER'S & SENIOR MANAGERS' REMUNERATION

The Reward Committee of the Board of Directors

The Reward Committee makes recommendations on the remuneration of the Group President & Chief Executive Officer (CEO), the members of the Group Executive Team and Senior Managers of the group. These recommendations are then presented tothe Board of Directors. The committee regularly assesses the Group President & CEO's terms of employment and remuneration, and, where appropriate, feeds back to the Board. The Committee also keeps abreast of any changes in the remuneration or to the terms of employment of the members of the Group Executive Team and Senior Managers. The committee has three independent members chosen by and from amongst the Directors.

Basis of remuneration for the Group President & CEO, the members ofthe Group Executive Team and Senior Managers

The basis of the remuneration for the Group President & CEO, members of the Group Executive Team and Senior Managers has been developed in order to create a performance-based reward system which is founded on the group's values and leadership approach. This system of reward will contribute to good financial results and increasing share value for our shareholders.

Each executive receives a market rate basic salary. In addition to this, a variable pay element is awarded. This is based on the achievement of financial and personal performance targets, leadership performance in accordance with the company's values and leadership approach, and the development of the company's share price.

The Group President & CEO, members of the Group Executive Team and Senior Managers also participate in the standard pension and insurance schemes, applicable to all employees.

Group President & CEO's remuneration

The Group President & CEO Helge Lund's salary and fees for 2003 amounted to NOK 4,095,875. Helge Lund has an option to buy shares in the company to a value of up to NOK 20 million at a price per share equivalent to the average purchase price recorded on the last trading day on the Oslo Stock Exchange in 2001. The purchase price will be adjusted for interest at 7% per annum from 01.01.02 to the day when the purchase right is exercised. The option right applies until 31.12.04.

The right is conditional on Helge Lund having purchased shares in the company to the value of NOK 5 million on the market. If he sells this shareholding, either wholly or in part, Aker Kvaerner can require that the maximum amount under the share purchase right be adjusted accordingly.

The Group President & CEO's employment agreement can be terminated with six months' notice. Helge Lund is entitled to 12 months' salary from the expiry of the notice period, with deductions for any salary received from other employers. The Group President & CEO is covered by Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount and has a bonus scheme dependent on the achievement of defined short-term and long-term results. The size of the bonus is determined by the Board in light of the Reward committee's recommendation. No bonus was paid in 2003. Helge Lund's pension costs amounted to NOK 25,766 in 2003 and the net pension liability as per 31.12.03 was NOK 5,192.

Senior Executives' remuneration

Group Executive Vice President Jon Erik Reinhardsen, who is stationed in Houston, received in 2003 salary and fees amounting to of USD 187,649 . in addition, Aker Kvaerner covered his accommodation costs.. He also received variable pay of USD 32,005. Jon Erik Reinhardsen's employment agreement can be terminated with six months' notice. He is entitled to six months' salary from the expiry of the notice period, with deductions for any salary received from other employers. He is covered by Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount. He has a bonus scheme dependent on the achievement of defined short-term and long-term results.

Group Executive Vice President Trond Ø Westlie received NOK 3,393 522 in salary in 2003. His employment with Aker Kvaerner was terminated 31.12.03 and in this connection an amount of NOK 4,360,023 in salary and outstanding holiday allowance was paid. The payment was effected in January 2004.

Group Executive Vice President Finn Berg Jacobsen's salary and fees for 2003 amounted to NOK 2,102,741. His employment agreement can be terminated with six months' notice and he is not entitled to any further salary when leaving the company. He is covered by the Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount. He has a bonus scheme dependent on the achievement of defined short-term and long-term results. No bonus was paid in 2003.

Prior to the merger of Aker Maritime and Kvaerner, Jon Erik Reinhardsen and Trond Ø Westlie were covered by a pension scheme for executives in Aker Maritime. The scheme was wound up following the merger and Aker Kvaerner has assumed the responsibility for the accrued rights in the scheme. Jon Erik Reinhardsen has acquired the right to early retirement from age 60 and a pension based on the part of his salary exceeding 12 times the Norwegian base amount from the official retirement age of 67. Historically accrued rights are equivalent to a capitalised value of NOK 11,090,322. Upon leaving the company, Trond Ø Westlie was paid NOK 2,222,072 for his accrued rights.

Other Senior Managers

The variable pay arrangements for other Senior Managers represents additional variable pay up to the value of 60 per cent of basic salary, depending on the achievement of financial targets (based on EBIT and working capital) and personal targets (project targets, development of commercial solutions, values and leadership approach). The first half of the variable pay is paid the following year. After a further two years the following is paid:

(a) the remaining half of the earned amount, plus interest
(b) a corresponding amount (exclusive of interest) to encourage executives to maintain their employment in Aker Kvaerner
(c) an amount which corresponds to the sum of (a) and (b) multiplied by the percentage by which the Aker Kværner share price on 31 January 2006 exceeds a share price of NOK 100.20.

A total of 41 Senior Managers in Norway and abroad participated in this scheme in 2003. The employment agreement for other Senior Managers can be terminated with six months' notice. If the company terminates the employment, six months' salary is payable on expiry of the notice period. Any salary received from other employers during these six months, is deductible. A separate agreement for Senior Managers in Norway implies that once they reach the age of 60, salary and working time are gradually reduced until they reach the retirement age of 67.

Note 6 ☐ Remuneration to Auditors

Fees to KPMG in 2003 for audit related services of the parent company amounted to NOK 4.5 million. Consultancy fees to KPMG for the parent company were NOK 1.2 million.

The fee for audit related services of the Aker Kvaerner group was NOK 25.8 million. Consultancy fees for the group amounted to NOK 3.9 million.

Note 7 ☐ Loans to employees

Loans given by Aker Kværner ASA to employees in Aker Kværner ASA and its subsidiaries amounted to NOK 15 million as at 31 December 2003. This includes NOK 5 million in loans to employees who are also shareholders of Aker Kværner ASA. There were no loans to any of the members of the Executive Management Team.

Note 8 ☐ Salaries, wages and social security costs

Amounts in NOK millions	2003	2002
Salaries and wages	58	48
Social security	10	10
Pension costs	4	2
Total	**72**	**60**
Average number of employees	**53**	**45**

Note 9 ☐ Net financial items

Amounts in NOK millions	2003	2002
Dividends received	-	1,289
Profit (+) / loss (-) on disposal of equity investments [1]	1,134	- 20
Net profit on investments	**1,134**	**1,269**
Interest income - group companies	819	1,196
Interest income - external	83	121
Interest expense - group companies	- 304	- 505
Interest expense - external [2]	- 356	- 336
Net interest income	**242**	**476**
Write-down of investments / loans (see note 10)	- 2,089	-1,571
Net foreign exchange gain	23	743
Net loss on other financial items	**- 2,066**	**- 828**
Profit (+) / loss (-) on financial items	**- 690**	**917**

1) Shares in Kværner Oilfield Products AS were sold to Aker Kværner AS for consideration of in new shares in Aker Kværner AS. The transaction is booked at fair value and resulted in a NOK 947 million gain. Shares in Kværner International Ltd were sold to Aker Kvaerner Plc with a NOK 187 million gain.

2) NOK 132 million of interest expense is related to the 10 year Subordinated Debt, the amounts will be paid between 2007 and 2011.

Note 10 ☐ Write down of investments

Write-down of shares and loans in Kværner Invest Norge AS amounted to NOK 1,873 million and write-down of shares and loans to other subsidiaries amounted to NOK 216 million.

Note 11 ☐ Tangible fixed assets

Amounts in NOK millions	Machinery and equipment	Land and buildings	Total
Accumulated book value as at 1 Jan 2003			
Historical cost	8	8	16
Revaluation	-	15	15
Depreciation	- 7	- 7	- 14
Book value as at 1 Jan 2003	**1**	**16**	**17**
Additions (historical cost)	-	-	-
Disposals (historical cost)	-	-	-
Disposals (acc. depreciation)	-	-	-
Depreciation charge for the year	- 1	-	- 1
Book value as at 31 Dec 2003	**-**	**16**	**16**
Estimated economic useful life	**5 years**	**50 years**	

Rental costs for premises and equipment in 2003 were NOK 11 million.

Note 12 ☐ Tax

Amounts in NOK millions	2003	2002
Net profit (+) / loss (-)	- 828	864
Group contribution	-	-
Permanent differences	1	-199
Write-down of shares and loans	2,089	1,571
Change in timing differences	- 728	-2,145
Taxable income	**534**	**91**
Income basis for tax credits carried forward	- 534	-91
Tax basis	-	-

The tax charge of NOK 1 million in the financial statements relates to withholding taxes paid during 2003.

Aker Kværner ASA has negative timing differences related to current assets of NOK 37 million, long-term assets of NOK 4,341 million, pension liabilities of NOK 60 million and income basis for tax credits carried forward of NOK 53 million. In total this gives negative timing difference of NOK 4,493 million corresponding to a potential tax asset of NOK 1,258 million, non of which is carried in the balance sheet. The tax losses carried forward will be fully deductible against any taxable income through year 2009.

Note 13 ☐ Pension cost and liabilities

Aker Kværner ASA has retirement benefit plans that give employees a right to future benefits (defined benefit plans). The company's pension liabilities are partly covered by pension arrangements in the group's own pension schemes. 78 persons are covered by the arrangement.

Net periodic pension cost

Amounts in NOK millions	2003	2002
Defined benefit plans:		
Service cost	3	2
Interest on projected benefit obligation	4	4
Expected return on plan assets	- 2	- 2
Net amortisation and deferrals	- 1	- 2
Net pension cost	**4**	**2**

Status of pension plans reconciled with the balance sheet

	Funded scheme		Unfunded scheme		Total	
Amounts in NOK millions	2003	2002	2003	2002	2003	2002
Defined benefit plans:						
Accumulated benefit obligation (ABO)	22	25	38	29	60	54
Effect of projected future compensation levels	2	2	-	0	2	2
Projected benefit obligation (PBO)	**24**	**27**	**38**	**29**	**62**	**56**
Plan assets at fair value	27	30	-	-	27	30
Plan assets less PBO	**3**	**4**	**- 38**	**- 29**	**- 35**	**- 26**
Unrecognised net gain (-)/loss(+)	-	2	- 3	- 4	- 3	- 2
Unrecognised prior service cost	- 2	- 5	- 20	- 16	- 22	- 21
Accrued pension liability	**1**	**1**	**- 61**	**- 50**	**- 60**	**- 49**
Economic assumptions in per cent:						
Discount rate	6.5	7.0	6.5	7.0		
Asset return	7.5	8.0	7.5	8.0		
Salary progression	3.3	3.3	3.3	3.3		
G-regulation	2.75	2.8	2.75	2.8		
Pension indexation	2.5	2.5	2.5	2.5		
Employee turnover below 50 years	7.5	7.5	7.5	7.5		
Employee turnover above 50 years	2.0	2.0	2.0	2.0		

Note 14 ☐ Investments as at 31 December 2003

Amounts in NOK millions	Registered office		Share Capital	Number of shares held	Book value	Percentage owner-/ voting share
Clavis Maris Finlandiae Oy	Helsinki	EUR	25	147,854	351	100.00
Kvaerner Deutschland GmbH	Rostock	EUR	13	1	135	100.00
Kvaerner Montreal Holding Inc	Montreal	CAD	13	13,439,333	16	100.00
Kværner Ulsteinvik AS	Oslo	NOK	128	128,200	5	100.00
Kvaerner Pulping AB	Karlstad	SEK	21	150 B	2	0.14
Kværner Insurance AS	Oslo	NOK	30	30,000	30	100.00
Kvaerner International Pte Ltd.	Singapore	SGD	0.1	100,000	0	100.00
Kværner Invest Norge AS	Oslo	NOK	160	200,000	1,334	100.00
Kværner Invest Eiendom AS	Oslo	NOK	32	40,000	671	100.00
Aker Kværner AS	Oslo	NOK	500	6,196	1,474	97.94
Kværner Oil & Gas AS	Oslo	NOK	380.4	380,450	577	100.00
KOGAS 6 AS	Oslo	NOK	0.1	100	0	100.00
KOGAS 7 AS	Oslo	NOK	0.1	100	0	100.00
Kvaerner Romania NV	Zoetermeer	NGL	0.2	5,000	0	100.00
Aker Kværner Asset Management ASA	Lysaker	NOK	1	1,000	2	100.00
Kvaerner Water AS	Lier	NOK	15	15,000	1	100.00
Aker Kvaerner PLC	London	GBP	440	1	0	0.00
Total investments in group companies					**4,599**	

Investments in subsidiaries are held at the lower of cost and fair value.
Aker Kværner ASA gave NOK 2 billion in group contributions without tax consequences to Kværner Invest Norge AS, NOK 152 million in group contributions without tax consequences to Kværner Oil & Gas AS and NOK 452 million to subsidiaries of Aker Kværner AS.

Note 15 ☐ Long-term borrowings

Amounts in NOK millions	2003	2002
Long-term borrowings as at 1 January 2003	7,373	8,574
Repayments	- 378	-
Accruals / translation differences	- 27	- 1,201
Long-term borrowings as at 31 December 2003	**6,968**	**7,373**

Repayments of principal long-term borrowings (according to refinancing agreements of 8 January 2002):

2004	3,022
2011	3,946
	6,968

For information on interest rates, covenants and pledges, see notes to Consolidated Accounts.

Note 16 ☐ Short-term borrowings

Amounts in NOK millions	2003	2002
Interest-bearing payables to group companies	4,410	10,118
Interest-free payables to group companies	2,614	-
Short-term loans to group companies	**7,024**	**10,118**
Bank overdraft	415	488
External short-term borrowings	**415**	**488**
Total short-term borrowings	**7,439**	**10,606**

Aker Kværner ASA is the borrower in a group cash pooling system. Cash and bank overdraft on sub-accounts within the same group pooling system are netted in the balance sheet. Net sub-accounts in different group pooling systems are presented gross in the balance sheet. Of the total cash and bank balance on the balance sheet, NOK 109 million are deposits on bank sub-accounts that are part of a group cash pooling system. Of the total bank overdraft on the balance sheet, NOK 415 million are overdrafts on bank sub-accounts that are part of a group cash pooling system. Other Aker Kvaerner companies may have deposited or withdrawn amounts on such bank sub-accounts. The bank has at any time a right of set-off in respect of any debit balance on any sub-account, towards satisfaction of any credit balance on other sub-accounts, in which case any net overdraft represents Aker Kværner ASA's liability against the bank, as the borrower, with corresponding receivables and liabilities against the respective Aker Kvaerner companies.

Note 17 □ Guarantees

Amounts in NOK millions	2003	2002
Guarantees for Sea Launch loans	1 245	1 329
Parent company guaratees to group companies	25,066	21,469
Counter guarantees for bank/surety bonds	7,125	9,870
Total	33,436	32,668

In addition Aker Kværner ASA has guaranteed to contribute new equity to some subsidiaries and has liabilities under the purchase agreement for Kvaerner Philadelphia Shipyard.

Note 18 □ RISK-regulation

The RISK-regulation details the movement in the tax value of shares to Norwegian shareholders, as at 1 January each year they are as follows (amounts in NOK per share):

	Risk adjusted for reverse split	Risk unadjusted	Number of shares
2004	9.33	9.33	44,706,696
2003	-0.20	-0.01	894,133,916
2002	-4.00	-0.2	106,633,916
2001	6.40	0.32	106,633,916
2000	0.20	0.01	43,555,064
1999	102.80	5.14	43,555,064
1998	160.20	8.01	43,555,064
1997	-23.80	-1.19	43,555,064
1996	61.00	3.05	43,555,064
1995	6.80	0.34	43,555,064
1994	-71.40	-3.57	43,555,064
1993	-51.60	-2.58	43,555,064

The RISK-regulation balance at 1 January 2004 is an estimate.

In the column "risk adjusted for reverse split", historical risk figures are adjusted for the reverse share split in 2003 (see note 2). For shares sold after the reverse split on 19 May 2003 these values should be used when calculating risk for shares sold. Accordingly costs for shares acquired before 19 May should be multiplied by 20. For shares sold before 19 May, please use figures in the column "risk unadjusted".

Note 19 □ Contingent Events

A major part of the group's investment in Sea Launch is included in Aker Kværner ASA's accounts. See note 15 in the Consolidated Accounts for information on this issue.

KPMG

KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

Translation of the Norwegian Statutory Report to the Annual Shareholders' Meeting of Aker Kværner ASA

AUDITOR'S REPORT FOR 2003

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Aker Kværner ASA as of 31 December 2003, showing a loss of NOK 828 million for the Parent Company and a loss of NOK 998 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,
- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Oslo, 27 February 2004
KPMG AS

Ole M. Klette
State Authorised Public Accountant (Norway)

Quarterly key figures

□ □ □ □

Revenue

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	1 621	1 614	1 416	1 616	6 267	1 612	1 483	1 479	1 628	6 202
MMO Europe	1 290	1 445	1 700	1 638	6 073	1 470	1 533	1 547	1 761	6 311
Subsea & Oilfield Products	2 066	1 817	1 688	1 967	7 538	1 533	1 792	1 509	1 942	6 776
Oil, Gas & Energy International	827	786	508	621	2 742	469	426	584	570	2 049
Oil & Gas total	**5 804**	**5 662**	**5 312**	**5 842**	**22 620**	**5 084**	**5 234**	**5 119**	**5 901**	**21 338**
Union Construction	874	800	569	597	2 840	363	367	308	507	1 545
Non Union Construction	137	156	251	257	801	167	195	186	208	756
Metals	289	333	379	345	1 346	344	296	317	411	1 368
Process	946	715	662	516	2 839	514	401	470	458	1 843
Engineering Services	450	435	398	272	1 555	388	373	369	515	1 645
Power	414	433	477	699	2 023	419	530	548	797	2 294
Pulping	280	284	223	200	987	203	388	344	453	1 388
Other	447	476	381	424	1 728	226	253	277	316	1 072
E&C total	**3 837**	**3 632**	**3 340**	**3 310**	**14 119**	**2 624**	**2 803**	**2 819**	**3 665**	**11 911**
Kvaerner Masa Yards	2 088	2 338	1 516	1 733	7 675	1 705	1 650	1 575	1 222	6 152
Kvaerner Philadelphia Ship.	0	0	0	678	678	121	185	181	93	580
Other	319	318	274	195	1 106	0	-8	-7	1	-14
Shipbuilding total	**2 407**	**2 656**	**1 790**	**2 606**	**9 459**	**1 826**	**1 827**	**1 749**	**1 316**	**6 718**
Other activities	**-1 816**	**-128**	**-324**	**-287**	**-2 555**	**-221**	**-236**	**-394**	**-130**	**-981**
Total	**10 232**	**11 822**	**10 118**	**11 471**	**43 643**	**9 313**	**9 628**	**9 293**	**10 752**	**38 986**

EBITA

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	55	60	90	48	253	32	21	66	107	226
MMO Europe	24	9	23	45	101	67	66	49	45	227
Subsea & Oilfield Products	90	114	102	98	404	68	62	79	71	280
Oil, Gas & Energy International	4	-7	-32	9	-26	-30	-38	-55	-35	-158
Oil&Gas Total	**173**	**176**	**183**	**200**	**732**	**137**	**111**	**139**	**188**	**575**
Union Construction	30	22	14	11	77	8	11	10	18	47
Non Union Construction	1	-46	16	14	-15	3	6	8	13	30
Metals	-27	-165	-5	9	-188	0	2	20	42	64
Process	5	-127	-28	-105	-255	0	-10	-12	-25	-47
Engineering Services	3	-17	11	-73	-76	2	6	1	-34	-25
Power	-16	-27	-22	-20	-85	8	-18	17	41	48
Pulping	15	15	21	6	57	17	41	22	38	118
Other	-17	-11	-6	35	1	-3	-2	12	12	19
E&C total	**-6**	**-356**	**1**	**-123**	**-484**	**35**	**36**	**78**	**105**	**254**
Kvaerner Masa Yards	138	198	165	128	629	136	252	187	121	696
Kvaerner Philadelphia Ship.	-22	-19	-55	-9	-105	-34	-440	-105	-149	-728
Other	21	7	-15	-7	6	0	0	0	0	0
Shipbuilding total	**137**	**186**	**95**	**112**	**530**	**102**	**-188**	**82**	**-28**	**-32**
Other activities	**-92**	**68**	**-25**	**-6**	**-55**	**-64***	**-84***	**-83***	**-60**	**-291***
Total	**212**	**74**	**254**	**183**	**723**	**210**	**-125**	**216**	**205**	**506**

* Before amortisation of pensions

EBIT before eceptional items

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	47	47	77	34	205	19	8	54	92	173
MMO Europe	6	-13	0	23	16	44	43	26	19	132
Subsea & Oilfield Products	80	102	90	81	353	55	50	66	54	225
Oil, Gas & Energy International	-2	-12	-37	4	-47	-34	-43	-59	-39	-175
Oil&Gas Total	**131**	**124**	**130**	**142**	**527**	**84**	**58**	**87**	**126**	**355**
Union Construction	29	21	13	11	74	7	11	9	18	45
Non Union Construction	1	-46	16	14	-15	3	6	8	13	30
Metals	-27	-166	-5	9	-189	0	2	20	42	64
Process	5	-127	-28	-105	-255	0	-10	-12	-26	-48
Engineering Services	3	-17	11	-73	-76	2	6	1	-35	-26
Power	-17	-28	-23	-21	-89	8	-18	17	40	47
Pulping	14	15	20	6	55	17	41	22	38	118
Other	-40	-34	-28	12	-90	-25	-26	-10	-10	-71
E&C total	**-32**	**-382**	**-24**	**-147**	**-585**	**12**	**12**	**55**	**80**	**159**
Kvaerner Masa Yards	138	198	165	128	629	136	252	187	121	696
Kvaerner Philadelphia Ship.	-22	-19	-55	-9	-105	-34	-440	-105	-149	-728
Other	21	7	-15	-7	6	0	0	0	0	0
Shipbuilding total	**137**	**186**	**95**	**112**	**530**	**102**	**-188**	**82**	**-28**	**-32**
Other activities	**-76**	**66**	**-27**	**-8**	**-45**	**-154**	**-174**	**-182**	**-66**	**-576**
Total	**160**	**-6**	**174**	**99**	**427**	**44**	**-292**	**42**	**112**	**-94**

Order Intake

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	4 929	936	443	1 019	7 327	2 245	453	2 195	2 418	7 311
MMO Europe	3 892	2 902	120	968	7 882	2 289	1 324	1 168	1 729	6 510
Subsea & Oilfield Products	2 815	1 693	1 434	1 555	7 497	1 600	2 838	1 514	1 514	7 466
Oil, Gas & Energy International	714	2 212	106	357	3 389	298	560	221	343	1 422
Oil&Gas Total	**12 350**	**7 743**	**2 103**	**3 899**	**26 095**	**6 432**	**5 175**	**5 098**	**6 004**	**22 709**
Union Construction	172	285	418	390	1 265	461	718	1 466	662	3 307
Non Union Construction	174	56	101	78	409	347	64	43	41	495
Metals	159	261	250	325	995	1 315	458	72	136	1 981
Process	1 073	620	507	224	2 424	306	919	293	347	1 865
Engineering Services	245	175	807	425	1 652	205	151	197	341	894
Power	797	689	147	139	1 772	926	733	868	1 664	4 191
Pulping	435	87	131	206	859	172	1 405	175	287	2 039
Other	605	480	328	300	1 713	474	334	290	486	1 584
E&C total	**3 660**	**2 653**	**2 689**	**2 087**	**11 089**	**4 206**	**4 782**	**3 404**	**3 964**	**16 356**
Kvaerner Masa Yards	80	129	0	2 357	2 566	70	36	4 745	582	5 433
Kvaerner Philadelphia Ship.	0	0	0	1 506	1 506	0	0	0	0	0
Other	46	20	11	1 595	1 672	0	-8	-6	0	-14
Shipbuilding total	**126**	**149**	**11**	**5 458**	**5 744**	**70**	**28**	**4 739**	**582**	**5 419**
Other activities	**199**	**-341**	**-331**	**-348**	**-821**	**-220**	**-303**	**-635**	**-364**	**-1 522**
Total	**16 335**	**10 204**	**4 472**	**11 096**	**42 107**	**10 488**	**9 682**	**12 606**	**10 186**	**42 962**

Order Backlog

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	7 582	6 911	6 023	5 340	5 340	5 995	4 944	5 659	6 449	6 449
MMO Europe	8 953	9 984	8 700	8 029	8 029	8 871	8 691	8 302	8 283	8 283
Subsea & Oilfield Products	5 064	4 642	4 519	3 971	3 971	4 102	5 187	5 189	4 897	4 897
Oil, Gas & Energy International	1 415	2 624	2 530	1 751	1 751	1 782	1 948	1 528	1 272	1 272
Oil&Gas Total	**23 014**	**24 161**	**21 772**	**19 091**	**19 091**	**20 750**	**20 770**	**20 678**	**20 901**	**20 901**
Union Construction	2 961	1 982	1 800	1 466	1 466	1 640	1 997	2 797	3 094	3 094
Non Union Construction	1 098	846	706	498	498	707	567	408	230	230
Metals	1 682	1 361	1 231	1 120	1 120	2 187	2 356	1 279	980	980
Process	1 496	1 296	1 130	814	814	635	1 212	1 002	896	896
Engineering Services	2 210	1 764	2 188	2 240	2 240	2 105	1 962	1 753	1 609	1 609
Power	1 380	1 629	1 297	883	883	1 551	1 799	2 062	3 001	3 001
Pulping	886	559	402	418	418	452	1 541	1 359	1 177	1 177
Other	185	79	-93	-19	-19	195	329	378	517	517
E&C total	**11 898**	**9 516**	**8 661**	**7 420**	**7 420**	**9 472**	**11 763**	**11 038**	**11 504**	**11 504**
Kvaerner Masa Yards	10 823	8 146	6 594	7 029	7 029	5 870	4 449	7 716	7 302	7 302
Kvaerner Philadelphia Ship.	0	0	0	720	720	626	432	242	139	139
Other	1 101	767	507	0	0	0	-1	0	0	0
Shipbuilding total	**11 924**	**8 913**	**7 101**	**7 749**	**7 749**	**6 496**	**4 880**	**7 958**	**7 441**	**7 441**
Other activities	**659**	**678**	**449**	**320**	**320**	**-244**	**-83**	**-306**	**-563**	**-563**
Total	**47 495**	**43 268**	**37 983**	**34 580**	**34 580**	**36 474**	**37 330**	**39 368**	**39 283**	**39 283**

Shareholder issues

Shares and share capital

The company has 44,706,696 ordinary shares with a par value of NOK 20 (see note 3 to the consolidated accounts). On 31 December 2003 the company had 29,509 shareholders. Following the refinancing of the company in January 2002, restrictions were imposed on dividend payments and other forms of distribution to shareholders (see note 24 to the consolidated accounts for details). Aker Kvaerner has one class of share. Each share carries the right to one vote. The *Aker Kvaerner share increased in value* by 54 per cent in 2003, while the Oslo Stock Exchange rose by 48 per cent.

Listing

The company's shares are listed on the Oslo Stock Exchange. Aker Kvaerner also has an American Depositary Receipt (ADR) scheme in the USA, whereby the shares are represented and can be traded on the ADR market for unlisted securities. The ADRs are not listed on any exchange. Aker Kvaerner has entered into an ADR agreement with Morgan Guarantee Trust Company of New York, which regulates the terms of the scheme.

Investor relations

Aker Kvaerner wishes to maintain a good, open dialogue with its shareholders, analysts and the stock markets in general. The company makes regular presentations in important financial centres in Europe and the USA, as well as holding meetings with analysts and investors. Visitors to the company's website can register to receive news *about the company by email. All the* company's press releases are available on the website. Presentations, reports and historical data, the company's articles of association, a presentation of the development of the share capital, an updated financial calendar and other information relevant to the financial market can be downloaded. Shareholders can also contact the company's investor relations department – the e-mail address is ir@akerkvaerner.com.

Receive the next annual report electronically

Aker Kværner wishes to give its shareholders the opportunity to receive the annual report electronically. This requires access to the Norwegian Central Securities Depositary's investor services, which is available at http://www.vps.no/erapport.html. At VPS, all investors can have an overview of securities registered and registered transactions. In addition, tax assistance is available and automatic statements of realisation. Electronical change notifica*tions is also available. (Applicable in* Norway only)

RISK adjustment

Norway's tax regulations require Norwegian shareholders to adjust their tax basis cost upwards or downwards by the so-called RISK amount (the adjustment for tax purposes of shareholders' opening value by the change in taxed capital) when calculating taxable gains and losses. (See note 18 for a more detailed overview).

Financial calendar

Monday 1 March 2004:	**Year-end results 2003/ 4th Quarter 2003**
Friday 19 March 2004:	**Annual General Meeting**
Tuesday 18 May 2004:	**1st Quarter 2004**
Monday 16 August 2004:	**2nd Quarter 2004**
Monday 15 November 2004:	**3rd Quarter 2004**

The company reserves the right to change these dates.

Development of Aker Kværner ASA share price 2003

NOK


13
12
11
10
9
8
7
6
5
4
Jan. 03
Feb. 03
Mar. 03
Apr. 03
May 03
Jun. 03
Jul. 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03

□ □ □ □

Aker Kvaerner ASA's largest shareholders

According to the Norwegian Registry of Securities, the company's 20 largest shareholders as of 6 February 2004 were as follows.

Shareholder	Total shares	Percentage
Aker Maritime ASA	22,309,592	49.90 %
Skandinaviska Enskilda Banken	1,330,400	2.98 %
Folketrygdfondet	921,715	2.06 %
Bank of New York, Brussels branch	889,183	1.99 %
ABG Sundal Collier Norge	518,193	1.16 %
JPMorgan Chase Bank	392,230	0.88 %
Vital Forsikring ASA	391,385	0.88 %
Gambak	380,001	0.85 %
Gjensidige NOR Spareforsikring	374,363	0.84 %
Verdipapirfondet Avanse Norge	373,141	0.83 %
Investors Bank + Trust	341,236	0.76 %
UBS AG, London Branch	310,463	0.69 %
Bear Stearns Securities	282,846	0.63 %
DnB NOR Norge	227,266	0.51 %
JPMorgan Chase Bank	217,612	0.49 %
JPMorgan Chase Bank	203,596	0.46 %
State Street Bank & Trust	202,438	0.45 %
Mellon Bank AS	172,246	0.39 %
ABIF Aktiv	156,000	0.34 %
Stavanger Consulting Group	155,000	0.35 %
Other	14,557,790	32.56 %
Total	44,706,696	100.00 %

Market capitalisation, number of shareholders and number of shares adjusted for dilution effects

	2003	2002	2001	2000	1999
Market capitalisation as of 31 December (NOK million)	5,085	3,308	922	6,665	10,110
Dividend per share (NOK) [1]	0	0	0	0	0
Number of shareholders	29,509	33,564	26,970	18,883	17,409
Adjusted number of shares as of 31 December [1]	44,706,696	894,133,916	106,633,916	106,633,916	68,312,634
Average number of shares [1]	44,706,696	805,264,053	106,633,916	83,735,536	58,553,686

1) Adjusted for share split and for dilution effect of subscribed options and discounted issues (dividend issues)

An overview of the risk adjustment is available in note 18 to the Aker Kværner ASA accounts.

Board of Directors and Executive Management Team

□ □ □ □

Board of Directors of Aker Kværner ASA
- Kjell Inge Røkke, Chairman
- Reidar Lund, Deputy Chairman
- Bjørn Flatgård, Director
- Yngve Hågensen, Director
- Lone Fønss Schrøder, Director
- Bernt Kilnes, Director, employees' representative
- Eldar Myhre, Director, employees' representative
- Atle Tranøy, Director, employees' representative
- Kate Rodin, attending deputy director

Group Executive Team
- Helge Lund, Group President & CEO
- Finn Berg Jacobsen, Group Executive Vice President, Chief of Staff & acting CFO
- Jon Erik Reinhardsen, Group Executive Vice President

Executive Management Team
- Helge Lund, Group President & CEO
- Finn Berg Jacobsen, Group Executive Vice President, Chief of Staff & acting CFO
- Jon Erik Reinhardsen, Group Executive Vice President
- Simen Lieungh, Executive Vice President Field Development Europe
- Torleif Gram, Executive Vice President MMO Europe
- Raymond Carlsen, Executive Vice President Subsea
- Mads Andersen, Executive Vice President Products & Techonogy
- Gary Mandel, Executive Vice President Oil, Gas, Process & Energy
- Jarle Tautra, Executive Vice President E&C Europe
- Karl Erik Kjelstad, President & CEO, Aker Kværner Yards AS

Typesetting and print: Kampen Grafisk AS

AKER KVÆRNER™

Aker Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker, Norway

Tel: +47 67 51 30 00
Fax: +47 67 51 30 10
www.akerkvaerner.com

Appendix 2 Aker Kværner ASA articles of association

VEDTEKTER FOR AKER KVÆRNER ASA

(Siste endret på ekstraordinær generalforsamling 19. mars 2004)

§1

Selskapet er et allmennaksjeselskap. Selskapets navn er Aker Kværner ASA.

§ 2

Selskapets forretningskontor er i Bærum kommune

§ 3

Selskapets formål er å eie eller drive industri- og annen tilknyttet virksomhet, forvaltning av kapital og andre funksjoner for konsernet, samt delta i eller overta annen virksomhet.

§ 4

Selskapets aksjekapital er NOK 388,753,880, fordelt på 38,875,388 aksjer hver pålydende NOK 10. Selskapets aksjer skal være registrert i Verdipapirsentralen.

§ 5

Selskapets styre skal ha fra 6 – 10 medlemmer, hvorav 1/3 velges av og blant de ansatte i selskapene i Aker Kværner – konsernet. Det kan velges inntil 3 aksjonærvalgte varamenn årlig.

§ 6

Selskapet skal ha en valgkomite bestående av minst 3 medlemmer som skal velges av generalforsamlingen. Valgkomiteen skal forberede valg av styremedlemmer. Generalforsamlingen kan vedta instruks for valgkomiteens arbeid.

§ 7

Selskapets firma tegnes av styrets formann alene eller to styremedlemmer i fellesskap, hvorav minst ett må være aksjonærvalgt.

§ 8

Selskapet skal ikke ha mer enn en daglig leder.

§ 9

Selskapets generalforsamling skal innkalles ved skriftlig henvendelse til alle aksjonærer med kjent adresse med minst to (2) ukers varsel. Innkalling til generalforsmaling skal så snart som praktisk mulig etter utsendelse annonseres i minst én riksdekkende avis. Selskapet kan i innkallingen angi en frist for påmelding som ikke må utløpe tidligere enn fem (5) dager før generalforsamlingen. Generalforsamlingen ledes av styrets formann eller den han oppnevner. På den ordinære generalforsamling skal følgende spørsmål behandles og avgjøres:

a) Godkjennelse av årsregnskap og årsberetning, herunder utdeling av utbytte.

b) Andre saker som etter lov eller vedtekter hører under generalforsamlingen.

Generalforsamlingen kan holdes i Oslo.

Appendix 3 Summary of certain significant differences between US GAAP and Norwegian GAAP

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN U.S. GAAP AND NORWEGIAN GAAP

The Group's annual and interim financial statements are prepared in accordance with generally accepted accounting principals in Norway ("Norwegian GAAP"). Norwegian GAAP differs in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP").

The following paragraphs summarize certain differences between Norwegian GAAP and U.S. GAAP that could be significant to the presentation of the Group's financial position and results of operations as of the years ending 31 December 2003, 2002 and 2001. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather is a listing of potential differences in accounting principles related to the combined financial statements of the Group. The summary is based on Norwegian GAAP and U.S.GAAP standards in force as of 31 December 2003. No assurances can be given that the differences described below would give rise to the most material differences between the Group's financial statements were they to have been prepared under U.S. GAAP. In addition, it is not possible to estimate the net effect that applying U.S. GAAP would have on the Group's financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in the Prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of U.S. GAAP would be materially different from the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all of the differences that exist between Norwegian GAAP and U.S. GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the Prospectus. No attempt has been made to identify differences between future/expected Norwegian GAAP and future/expected U.S. GAAP.

Developments in Standards

The organizations that promulgate U.S. GAAP have ongoing projects that could have a significant impact on future comparisons between U.S. GAAP and Norwegian GAAP. For example, U.S. Statements on Financial Accounting Standards (SFAS) No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and Financial Interpretation No. 46 (Revised December 2003) "Consolidation of Variable Interest Entities" issued in 2003 with effective dates after June 30, 2003, for calendar year companies, could result in further significant differences between U.S. GAAP and Norwegian GAAP. Furthermore, certain U.S. standards, in particular SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" were issued in 2001 or 2002 and are therefore not effective for the entire period for which comparatives are presented.

Differences in Accounting Principles

Business Combinations

According to U.S. GAAP, business combinations are required to be accounted for by the purchase method. The pooling-of-interests method is not allowed under U.S. GAAP. According to Norwegian GAAP, business combinations in which no acquiring party can be identified should be accounted for by the pooling-of-interests method.

Earlier Norwegian legislation, *in force up to 1998, allowed for all mergers, regardless of substance, to be* accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

According to Norwegian GAAP, assets and liabilities other than goodwill are measured at their fair values as of the date of acquisition and the minority interest is stated at the minority's proportion of the fair value. According to U.S. GAAP, the acquirer's interest in the assets and liabilities is measured at fair value and the minority's proportion is measured at pre-acquisition carrying amounts.

The rules regulating recognition of restructuring provisions at the date of acquisition are more flexible under Norwegian GAAP than U.S. GAAP and under certain circumstances provisions recognized according to Norwegian GAAP are not allowed under U.S. GAAP.

Negative Goodwill

Negative goodwill is the excess that arises when the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity. Under U.S. GAAP, negative goodwill should be allocated to reduce proportionately the values assigned to the acquired assets, including research and development assets acquired and charged to expense, except (a) financial assets other than equity accounted investments, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post-retirement benefit plans, and (e) any other current assets. Any remainder should be recognized as an extraordinary gain.

Under Norwegian GAAP, negative goodwill should be classified as goodwill (reduction of asset) and amortized systematically over the average life of tangible fixed assets, unless it can be assigned to expected future losses or *restructuring expenses that do not qualify for recognition at acquisition. Such negative goodwill should be* amortized when these losses or expenses are incurred.

Goodwill and Identifiable Intangibles

According to U.S. GAAP, goodwill and indefinite lived intangible assets are not amortized. Goodwill and intangible assets that have indefinite useful lives must be tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives, but without the constraint of an arbitrary ceiling.

Under Norwegian GAAP, goodwill and intangible assets are amortized, with no limitation as to the amortization period. However, amortization of goodwill or intangible assets of more than 20 years is unusual.

Transactions among Enterprises under Common Control

Under U.S. GAAP the accounting for transactions between entities under common control accounted on a historical cost basis.

Under Norwegian GAAP, although no specific rules exist and accounting practice varies, the uniting of interest accounting is in many circumstances used for transactions where no transaction for accounting purposes has occurred (e.g. business combinations among enterprises with identical owners and transactions between companies under common control to reorganise the group structure, etc).

Joint Ventures

Under U.S. GAAP, joint ventures should be accounted for by the equity method.

Under Norwegian GAAP, joint ventures should be accounted for by the equity method or the proportional method. Under the proportional method, assets, liabilities, equity, income and expenses are consolidated line-by-line on a proportional basis. The proportional method is used for the Group's joint ventures.

Financial Instruments

According to Norwegian GAAP, fair value accounting for financial investments is limited to current financial assets that are part of a trading portfolio. In practice, only a few companies are considered to have trading portfolios and financial investments are to a great extent accounted for at the lower-of-cost-or-market.

Under U.S. GAAP, readily marketable securities are classified into one of the following three categories: "trading securities" which are valued at fair market value with unrealized gains and losses recognized in the current period income statement; "available-for-sale securities" which are valued at fair market value with unrealised gains and losses being taken to equity (i.e. not currently recognized in the income statement); and "held-to-maturity securities" which are valued at cost.

Under Norwegian GAAP there are no specific rules for the accounting treatment of changes in liabilities due to restructuring or refinancing on substantially modified terms and accounting practice varies.

Under U.S. GAAP, where a liability is restructured or refinanced on substantially modified terms it is accounted for as an extinguishment of the old debt, with a consequent gain or loss; the new debt is recognised at fair value. The terms are taken to be substantially modified where the net present value under the new terms differs by more than 10 per cent from that of the remaining payments under the old terms. Depending upon the facts and circumstances, other differences could also result.

Hedge Accounting

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently, amended by SFAS No. 137, SFAS No. 138, SFAS No. 149 and SFAS No 150. SFAS No. 133 is mandatory for all fiscal quarters of all fiscal years beginning after June 15, 2000.

SFAS No. 133 must be applied to derivative instruments, including certain derivative instruments embedded in other contracts. It requires that such instruments be recognized in the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless special hedge accounting criteria are met, including preparation of detailed documentation supporting the decision to apply hedge accounting

SFAS No. 133 allows special hedge accounting for fair value and cash flow hedges. SFAS No. 133 requires that the gain or loss on the fair market value of a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting gain or loss on the fair market value of the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. SFAS No. 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss (i.e. the ineffective portion), if any, must be recognized currently in earnings. Any portion of a change in the fair value of a derivative that qualifies as a cash flow hedge, which the issuer has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, must be recorded immediately in earnings.

Under Norwegian GAAP, no specific accounting standards regarding the accounting recognition for financial instruments exist and, unless used in hedging, cost accounting should be applied.

Foreign Currency Translation

Under U.S. GAAP, the profit and loss account of a foreign subsidiary whose functional currency is different from that of the parent is translated at an appropriate weighted average exchange rate.

Under Norwegian GAAP, the profit and loss accounts of foreign subsidiaries that are regarded as an integral part of the parent company's activities are translated at the average exchange rate for the year, except for the cost of materials and depreciation, which are translated at the rate on the transaction date.

Revenues

Under Norwegian GAAP, revenue is recognized when earned.

Under U.S. GAAP, revenue is realized or realizable and earned when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

Construction Contracts

Under Norwegian GAAP general overheads can be capitalised as part of the contract costs.

U.S. GAAP only permits the capitalisation of overheads that are directly attributable to the contract.

Under Norwegian GAAP, the completed-contract method is not allowed.

U.S GAAP allows the use of the completed-contract method.

Property, Plant and Equipment - Revaluation

Under both Norwegian GAAP and U.S. GAAP, a revaluation of fixed assets is not permitted. Until 1998, revaluation was permitted under Norwegian GAAP. Our financial statements have not been restated for the effect, if any, of revaluations of previous years.

Investment Properties

See comments under Property, Plant and Equipment – Revaluation

Impairment of Fixed Assets

Under U.S. GAAP an impairment charge for asset to be held and used is recognised if it's carrying is higher than its related future undiscounted cash flows. The amount of an impairment loss is measured comparing the carrying amount to fair value, which is usually determined using discounted expected future cash flows.

Under Norwegian GAAP, impairment testing is required where there is an indication of a possible impairment, e.g. adverse changes in the business or regulatory environment or in performance. An impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its net selling price and value in use (net present value of future cash flows); this excess is the amount of the impairment loss.

Under U.S. GAAP reversals of impairments are prohibited (other than for assets to be disposed of by sale).

Under Norwegian GAAP, an enterprise should assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist or may have decreased. If any such indications exist the enterprise should estimate the recoverable amount. If the recoverable amount exceeds the asset's carrying amount the impairment loss should be reversed.

Research and Development Costs

U.S. GAAP requires the immediate expense recognition of all research and development costs. Specific exceptions apply related to the development of computer software costs.

Norwegian GAAP allows research and development costs that comply with certain criteria to be capitalized and amortized over the estimated useful life; however, immediate expense recognition is common.

Dividends

Under U.S. GAAP, dividends are not recognized as liabilities until declared. Under Norwegian GAAP, proposed dividends are usually recognized as liabilities.

Under the Norwegian Companies Act, dividends are payable out of annual and retained earnings. The amount of dividends is subject to approval by the shareholders at a general meeting, following the fiscal year to which the dividends relate.

Leasing Arrangements

Both U.S. GAAP and Norwegian GAAP differentiate between operating and capital leases.

Under U.S. GAAP, leases are capitalized if they meet any one of the four very specific criteria of SFAS No. 13 "Accounting for Leases".

The same general criteria are applied under Norwegian GAAP, but the substance of the lease agreement will determine the accounting practice applied. Further differences between U.S. GAAP and Norwegian GAAP may occur regarding sale and leaseback transactions.

Pensions

Under U.S. GAAP, *the determination of pension costs for defined benefit pension plans* is made pursuant to SFAS No. 87 "Employers Accounting for Pensions".

Under Norwegian GAAP, the accounting standard for retirement benefit costs has to be applied.

Both U.S. GAAP and Norwegian GAAP require the recognition of the net pension benefit obligation, although U.S. GAAP and Norwegian GAAP *may differ significantly in relation to matters such as actuarial assumptions* and the treatment of actuarial gains. In addition, Norwegian GAAP does not require the recognition of a minimum pension liability to the extent a plan's net assets are exceeded by its accumulated benefit obligation.

Income Taxes

Under U.S. GAAP, deferred tax assets and deferred tax liabilities are classified as current and non-current, on the basis of the assets and liabilities to which they relate. Under Norwegian GAAP, deferred tax assets and liabilities are always shown as on a net basis as either a noncurrent deferred tax asset or a non-current deferred tax liability.

Under Norwegian GAAP, deferred tax assets and liabilities arising from business combinations can be recorded at their present value. Under U.S. GAAP, discounting of deferred tax assets and liabilities is not permitted.

Capitalisation of Borrowing Costs

Under Norwegian GAAP and U.S. GAAP, borrowing costs related to the construction of certain assets should be capitalized. However, the borrowing costs include exchange rate differences *from foreign currency borrowings* to the extent they are regarded as an adjustment to interest costs according to Norwegian GAAP, but not under U.S. GAAP.

Restructuring Provisions

Under Norwegian GAAP a restructuring provision can only be recognised if the main features of the restructuring plan has been developed and announced on or before the date of acquisition; the restructuring costs must be identified and specified in a restructuring plan; and the plan must be in place within three months of the acquisition. Further, it is permitted to take into account anticipated gains from the expected disposals of assets when estimating *a restructuring* provision if the disposal is an integral part of the restructuring plan.

Under U.S. GAAP the employee termination plans must be evaluated as to whether they qualify as one-time termination benefits or ongoing termination benefits. Norwegian GAAP does not make the distinction between ongoing and one-time benefit arrangements. One-time employee termination costs may be accrued only if they meet the following criteria:

- Prior to the date of the financial statements management approves and commits the company to a termination plan;
- the exit plan identifies all significant actions to be taken to complete the plan, including the number of employees, their job classifications or functions and locations and the expected date of completion; and
- The plan establishes the terms of the benefit arrangement, including he benefits employees with receive upon termination in sufficient detail to enable employees to determine the type and amount of benefits they will received if they are involuntarily terminated.
- actions required to complete the plan indicate that it is unlikely that significant changes will be made or that the plan will be withdrawn

The future services to be provided by employees impacted by such plans will impact cost recognition. Termination costs related to ongoing plans are recognized when they are probable and reasonably estimable.

Under U.S. GAAP, accruals for excess facilities can only be recognized when a facility is vacated. Measurement *must include the estimated potential sublease income* even if a company has no intention of subleasing.

Under Norwegian GAAP, accruals for excess facilities are generally recorded when a company no longer intends to use the facility. Norwegian GAAP does not require consideration of estimated sublease income in cases where a company does not intend to sublease.

Under Norwegian GAAP, it is possible to account for the restructuring accruals in the acquiring company as well as in the acquired company in connection with business combinations.

Under U.S. GAAP, only restructuring accruals in the acquired company can be recorded as part of the purchase price

Inventories

Under U.S. GAAP, the acceptable methods of costing inventory are FIFO, LIFO, weighted moving average and specific identification. Inventory valuation must be recognized at the lower-of-cost-or-market value where market is generally defined as net realizable value.

Under Norwegian GAAP, inventory values are measured at the lower of historic cost or fair market value based on the FIFO method. LIFO is not allowed under Norwegian GAAP.

Classification of Minority Interest

Under U.S. GAAP, minority interest should be presented as a separate item between liabilities and shareholders' equity. The minority share of income for the year is subtracted when arriving at net income. Under Norwegian GAAP, minority interests are classified as a part of shareholders' equity. Net income for the year includes the minority share of income.

Changes in Accounting Policy

Under U.S. GAAP, the effect of a change in accounting policy is generally reflected as a cumulative adjustment to current year net income and comparatives are not restated. There are certain specific exceptions where restatement is required for certain changes. According to Norwegian GAAP, changes in accounting policies require restatement of prior periods if the effect is material.

Asset Retirement Obligations

Under U.S. GAAP, an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The entity should capitalize an asset retirement cost as an addition to the carrying amount of the related long-lived asset and allocate the cost to expense using a systematic and rational method over its useful life. An asset retirement obligation is a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. Subsequent changes resulting from revisions to the timing or amount of the original estimate of the fair value of the liability should be recognized.

Under Norwegian GAAP, asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) Gradually build the provision over the estimated economic life of the installation; (2) The present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) The present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Differences in Presentations

Classification of Long-term Debt

Under U.S. GAAP, amounts that are due or payable within one year of the reporting date are reclassified as a current liability.

The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Income Statement Presentation

Under Norwegian GAAP, the income statement must be presented according to a classification of expenses by nature.

Under U.S. GAAP, classification of expenses by function is required.

Statement of Comprehensive Income

Under Norwegian GAAP a reconciliation of changes in equity must be shown in the notes to the financial statements and not as a separate statement. A statement of recognised gains and losses may be shown as a separate statement, but is not required.

U.S. GAAP requires presentation of a statement summarising all non-owner movements in equity. Under U.S. GAAP this is the statement of comprehensive income, which is required to be presented either as a separate primary statement or together with the income statement, or with the statement of changes in shareholders' equity if that is presented as a primary statement.

Appendix 4 Summary of certain significant differences between IFRS and Norwegian GAAP

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND NORWEGIAN GAAP

International Financial Reporting Standards (IFRS) from 2005

In June 2002, the Council of Ministers of the European Union adopted a regulation requiring all listed EU companies to apply International Financial Reporting Standards (IFRS) in their consolidated financial statements for financial years starting on or after 1 January 2005. Countries may permit or require use of IFRS by unlisted companies or for statutory financial statements. Furthermore, a number of European national governments have proposed that banks and insurance companies also adopt IFRS. All IAS's except IAS 32 and IAS 39 have recently been endorsed by EU. In addition, The Committee of European Securities Regulators ("CESR") has recently issued a recommendation that the financial statements for 2003 should include a description of the areas where the company expects IFRS to have significant impact, that the financial statements for 2004 should quantify the significant effects and that the interim reporting for 2005 should be based on IFRS, with comparable information for 2004. Oslo Stock Exchange has recently issued a circular in which they state that Norwegian group accounts need to present two years of comparative information. However the earliest period presented need not be restated on the basis of IFRS.

The Group's annual and interim financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Norwegian GAAP differs in certain aspects from IFRS.

The following paragraphs summarize certain differences between Norwegian GAAP and IFRS that could be significant to the presentation of the Group's financial position and results of operations as of the years ended 31 December 2003, 2002 and 2001. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather is a listing of potential differences in accounting principles related to the combined financial statements of the Group. The summary is based on Norwegian GAAP and IAS standards in force as of 31 December 2003. No assurances can be given that the differences described below would give rise to the most material differences between the Group's financial statements were they to have been prepared under IFRS. In addition, it is not possible to estimate the net effect that applying IFRS would have on the Group's financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in the Prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of IFRS would be materially different from the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all of the differences that exist between Norwegian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the Prospectus. No attempt has been made to identify differences between future/expected Norwegian GAAP and future/expected IFRS.

The Difference is in the Details

The Norwegian Accounting Standards Board ("NRS") has been "harmonising" with IASB (International Accounting Standards Board) standards for the last years, and as a result, some standards appear to be very similar. However, the extent of actual differences (particularly in the detail) between the Norwegian version of the standards and the original IASB standard should not be underestimated. In addition, IASB covers areas that are not covered by NRS. Whilst some of the changes/areas will be subtle and will not affect every Norwegian entity, there are a number of significant differences that will affect most entities.

Developments in Standards

The Norwegian Accounting Act has to be changed to enable the use of IFRS. A proposal for such changes was presented in August 2003, and according to this proposal, NOU 2003:23 Evaluering av regnskapsloven, the Norwegian translation of all IAS/IFRS's should be the basis for the consolidated accounts for all listed companies. The company accounts should be prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Based on the NOU, it is expected that it will be possible to prepare company accounts that are more or less identical to IFRS. However, it will also be possible to choose options bringing the company accounts away from the IFRS's. The Norwegian accounting standards will, in general, be harmonised with IAS/IFRS, but will most likely contain options. The revised Norwegian accounting law is expected to come into force from 1 January 2005.

The organizations that promulgate IFRS have ongoing projects that could have a significant impact on future comparisons between IFRS and Norwegian GAAP and which could result in further significant differences between IFRS and Norwegian GAAP.

Differences in Accounting principles

Business Combinations

Under IFRS, business combinations are almost always accounted for as acquisitions and they require that the purchase method of accounting is used to portray the financial effect of an acquisition. IFRS severely restricts the circumstances in which transactions can be recognised as uniting of interests. Specific IFRS guidance about business combinations excludes from its scope transactions among entities under common control.

In addition to business combinations included in the IFRS scope, Norwegian GAAP also describes how to account for business combinations among enterprises under common control or business combinations among enterprises with identical owners.

Earlier Norwegian legislation, in force up to 1998, allowed for all mergers, regardless of substance, to be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

Under Norwegian GAAP the following criteria, which are slightly different from those of IFRS, are used to identify whether a business combination should be accounted for as uniting of interests:

- *Share for share*: At least 90 percent of the voting common shares of the combining enterprises are exchanged for shares rather than cash.
- *Value of share capital:* The nominal value of share capital issued must not be greater than the book value of acquired assets and liabilities.
- *Relative size*: Like IFRS the fair values of the parties must not be significantly different. However, NGAAP states specifically that the effect of transactions that occurred prior to the business combination and which were entered into for the purpose of fulfilling the relative size criteria should be excluded when evaluating the relative sizes. In addition, the relative sizes should be within a 48 percent / 52 percent ratio.

Other business combinations must be accounted for using purchase accounting.

Date of Acquisition
Under Norwegian GAAP the valuation of the acquired assets and liabilities may be based on values at the agreement date. The date which effective control is transferred, can also be used. The agreement date usually is the date on which the Board of Directors approve the business combination, or the date on which the letter of intent is announced. The profit or loss earned by the acquiree during the period between the agreement date and the date for transfer of control should be booked directly to equity in the consolidated financial statements.

Under IFRS the date which effective control is transferred must be used.

Cost of Acquisition
Under Norwegian GAAP the cost of acquisition can be determined at the agreement date, or at the date on which effective control is transferred to the acquirer. The method of determining the cost of acquisition is consistent with IFRS except for the following:

- The cost of issuing equity securities must be deducted from equity as a reduction to paid-in capital.
- Internal costs are not included in acquisition costs.

Negative Goodwill

The treatment of negative goodwill is similar under IFRS and Norwegian GAAP. However, it if expected that the accounting treatment of negative goodwill will change under IFRS in the future.

Goodwill

Under Norwegian GAAP, goodwill arising on acquisition of investments in subsidiaries is capitalised and amortised over its useful life, usually less than 20 years.

Under IFRS, there is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In certain limited cases goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortisation is still mandatory and the reasons for rebutting the 20-year maximum useful life presumption must be disclosed.

In the future, it is expected that IFRS will not allow amortization of goodwill. Instead an impairment test will have to be carried out annually, regardless of whether there is any indication that the goodwill is impaired.

Transactions among Enterprises under Common Control

Under IFRS the accounting for transactions under common control is not specified, and practice varies.

Under Norwegian GAAP, although no specific rules exist and accounting practice varies, the uniting of interest accounting is in many circumstances used for transactions where no transaction for accounting purposes has occurred (e.g. business combinations among enterprises with identical owners and transactions between companies under common control to reorganise the group structure, etc).

Joint Ventures

There are no material differences between Norwegian GAAP and IFRS in the accounting for joint ventures. Under IFRS, however, it is expected that the proportionate consolidation method will not be allowed in the future.

Financial Instruments

Norwegian accounting legislation does not deal specifically with the recognition and measurement of financial instruments, except for certain financial instruments held for trading; nor does it define the terms "financial instruments" or "derivatives", but in some instances refers to various financial instruments listed in legislation. Furthermore, there is no accounting standard for financial instruments. Due to lack of regulation, accounting practice in Norway varies.

Under Norwegian GAAP classification of a financial instrument as a liability or equity generally follows the legal form of the instrument.

Under IFRS there are specific categories into which all financial instruments must be classified for accounting purposes.

Under Norwegian GAAP, in order to be carried at fair value, financial instruments, including derivatives, have to be held for trading and meet certain criteria set out in the Accounting Act The "held-to maturity accounting method" is not allowed (except for debt securities held by insurance enterprises).

Under IFRS financial instruments classified as trading or available-for-sale are carried at fair value. Originated loans or receivables or held-to-maturity assets are carried at cost/amortised cost.

Under Norwegian GAAP the accounting treatment of forward premium/discount varies but often it is amortised on a straight-line basis.

Under IFRS forward premium/discount is measured at fair value together with the derivative.

Under Norwegian GAAP, with limited exceptions, recognised changes in fair value must be recorded in the income statement.

Under IFRS, on initial adoption of IAS 39, an enterprise has a one-time policy choice for available-for-sale assets of either taking all fair value gains and losses through the income statement, or recognising all fair value gains and losses directly in equity.

Under Norwegian GAAP, in many cases an impairment loss is not recognised unless it is other than temporary. A non-current assets is impaired if its fair value is less than its carrying amount and the unrealised loss is other than temporary. The market price is normally considered to be the best estimate of fair value. The Oslo Stock Exchange has suggested that financial instruments classified as non-current assets could, in some cases, be valued above the observable market price as a large holding of an investment in equity securities may be valued higher by a particular investor than by the market in general. This is not permitted under IFRS.

Under IFRS a held-to maturity asset or an originated loan or receivable is impaired if it is probable that the enterprise will not be able to collect all amounts due according to the contractual terms. The impairment loss recognised in the income statement is the difference between the carrying amount and the recoverable amount, which is calculated by discounting the expected future cash at the original effective interest rate. For trading and available for sale assets where changes in fair value are recognised in the income statement, impairment is not relevant because impairment losses are recognised automatically through the fair value measurement.

Under Norwegian GAAP split accounting for compound financial instruments is rare.

Under IFRS split accounting of compound instruments is required where there are both liability and equity characteristics.

Under Norwegian GAAP there are no specific rules for derecognition of financial assets and practice varies.

Under IFRS there are specific rules for derecognising financial assets and financial liabilities

Under Norwegian GAAP there are no specific rules for the accounting treatment of changes in liabilities due to restructuring or refinancing on substantially modified terms and accounting practice varies.

Under IFRS, where a liability is restructured or refinanced on substantially modified terms it is accounted for as an extinguishment of the old debt, with a consequent gain or loss; the new debt is recognised at fair value. The terms are taken to be substantially modified where the net present value under the new terms differs by more than 10 per cent from that of the remaining payments under the old terms.

Hedge Accounting

Norwegian accounting regulation states that when hedging, gains and losses on the hedging instrument and the hedged item should be recognised through the income statement in the same period. However the regulation does not give any detailed guidance on hedge accounting As there is no accounting standard, practice is to some extent based on the main principles found in international standards and to some extent based on practice prior to IAS

39/SFAS133. However, the overall effect is that the Norwegian practice for hedge accounting varies and is applied more freely than under IFRS, although changes in the fair value of hedging instruments normally are deferred. Also the accounting for embedded derivatives varies.

IFRS sets out specific conditions that apply for hedge relationships to qualify for hedge accounting. These conditions may be different and to some extent stricter than the accounting practice in Norway.

Norwegian GAAP does not categorise the various types of hedges.

Under IFRS hedges fall into three categories:

- Fair value hedges
- Cash flow hedges
- Net investment hedges

Cash flow hedges
Under Norwegian GAAP, when hedging future transactions, changes in the fair values of the hedging instruments normally would be deferred.

Under IFRS the hedging instrument is stated at fair value with changes therein, related to the effective portion of the hedging instrument, taken directly to equity immediately. Any hedge ineffectiveness is recorded in the income statement. The effective portion of the hedging instrument is later recycled out of equity when the future transaction either:

- results in a recognised asset or liability, in which case the amount accumulated in equity is recognised as an adjustment to the carrying amount of that asset or liability; or
- otherwise affects the income statement, in which case the amount accumulated in equity is recognised in the income statement

Foreign Currency Translation

Under Norwegian GAAP monetary items may be measured in foreign currency at the balance sheet date before being translated using the exchange rate at the balance sheet date.

Under IFRS monetary items are translated at the exchange rate at the balance sheet date.

Under Norwegian GAAP the financial statements of a foreign entity in a hyperinflationary economy may be measured as if its functional currency were its parent's reporting currency.

Under IFRS, before translating the financial statements of a foreign enterprise whose measurement currency is hyperinflationary, the financial statements are restated in terms of the measuring unit current at the balance sheet date (i.e. the current purchasing power concept is used). It is not an acceptable alternative for the financial statements of the subsidiary to be kept in a non-hyperinflationary currency unless that currency is the subsidiary's measurement currency. After restatement all items in the financial statements are translated using the closing rates.

Construction Contracts

Although there are no material differences between Norwegian GAAP and IFRS in relation to the accounting treatment of construction contracts, there are some subtle differences which may result in differences in accounting treatment. Some of those differences are described below.

Under the group accounting principles contract bonuses and incentive payments are included in contract revenue what it is "highly probable that the specified performance standards will be met…" whereas IFRS uses "probable" (as opposed to "highly probable") as a criteria for revenue recognition. Depending on how this is practiced the treatment under the Group accounting principles may be more conservative than IFRS.

Under Norwegian GAAP a contract that covers a number of assets, the construction of each asset may be treated as a separate contract when:

- separate proposals have been submitted for each asset;
- each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset; and
- the costs and revenues of each asset can be identified

Under IFRS such contracts must be accounted for as separate contracts.

Under Norwegian GAAP a group of contracts, whether with a single customer or with several customers, may be treated as a single construction contract when:

- the group of contracts is negotiated as a single package;
- the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin; and
- the contracts are performed concurrently or in continuous sequence.

Under IFRS such contracts must be grouped and accounted for as one single contract.

Under Norwegian GAAP borrowing costs should be capitalised if such costs are significant.

Under IFRS borrowing costs may be capitalised.

Property, Plant and Equipment

Component Accounting
There is no specific requirement under Norwegian GAAP to apply component accounting and accounting practice varies. Some enterprises accrue major overhaul and periodic maintenance costs over the period between overhauls / maintenance work.

Under IFRS there is a requirement to allocate the total expenditure on a fixed asset to its component parts and account for each component separately. This is the case when the component assets have different useful lives or provide benefits to the enterprise in a different pattern thus necessitating use of different depreciation rates and methods.

*Initial Measurement*Under Norwegian GAAP interest incurred must be capitalised as part of the cost of property, plant and equipment.

IFRS gives a choice to either expense interest as incurred or capitalise as part of the asset.

Measurement Subsequent to Initial Recognition
Under IFRS there are two possible approaches to measurement of property, plants and equipment subsequent to initial recognition. The benchmark treatment requires an asset to be carried at cost less accumulated depreciation and impairment. Under the alternative treatment, revaluation of fixes assets at fair value is permitted, and the highest and best use to determine fair value of the asset may be utilised. Such revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The increase of the carrying amount of an asset as a result of a revaluation must be credited directly to equity under revaluation surplus, unless it reverses a revaluation decrease for the same assets that was previously recognised as an expense. In such a case, the increase must be recognised in the income statement. A revaluation decrease must be charged directly against any related revaluation surplus for the same asset, with any excess being recognised as an expense. An entity must assess annually whether there are any indications that assets

may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognised in the income statement when an asset's carrying amount exceeds its recoverable amount.

Under Norwegian GAAP revaluations of fixed assets is not permitted.

Until 1998, revaluation was permitted under Norwegian GAAP. Our financial statements have not been restated for the effect, if any, of revaluations of previous years.

Investment Properties

Under Norwegian GAAP investment property is accounted for as property, plant and equipment, and revaluation to fair value is not permitted. There is no specific accounting standard regarding investment property. The general measurement principles in the accounting act regulate the accounting treatment. Measurement, recognition, revaluation and depreciation are accounted for in the same manner as property, plant and equipment.
There is no requirement to disclose the fair value of investment property.

Under IFRS investment properties are land and buildings held for rental income and/or capital appreciation rather than for own use or for sale in the ordinary course of business. Either they all may be treated as property, plant and equipment or they all may be stated at fair value and not depreciated, with changes in fair value flowing through the income statement. Where an enterprise elects to carry investment property at fair value, but the fair value of an individual property cannot be determined reliably at the date of its initial recognition, that investment property is treated as property, plant and equipment until the date of its disposal.

Where investment property is accounted for in the same way as property, plant and equipment, the fair value of the property must be disclosed.

Impairment of Fixed Assets

The accounting for impairment of fixed assets is similar under IFRS and Norwegian GAAP. However, the current Norwegian GAAP standard has only been in effect for accounting periods beginning on or after 1 January 2003 (with earlier application permitted). The previous Norwegian GAAP method was similar to U.S. GAAP, using nominal cash flows to test whether an asset may be impaired. As both IFRS and the new Norwegian GAAP standard use indicators (external and internal) to test whether an asset may be impaired, this may result in earlier recognition of impairment provisions under new Norwegian GAAP and IFRS.

Research and Development Costs

Under Norwegian GAAP research and development costs can be either capitalised or expensed as incurred. Therefore research and development costs may be expensed even if they meet the capitalisation criteria. If costs are capitalised, this treatment must be applied consistently for all such costs.

Under IFRS research costs must be expensed as incurred whilst development costs must be capitalised given that certain criteria are met.

Dividends

Under Norwegian GAAP dividends are recognised as a liability as soon as they are proposed, i.e. they are accounted for in the period to which they pertain and not in the period in which they are declared. Dividends are presented on the face of the income statement.

Under IFRS dividends are not recognised as a liability until they are declared.

Leasing Arrangements

Accounting for leases under IFRS is not materially different from Norwegian GAAP. However, under Norwegian GAAP lessee should recognise finance leases as assets and liabilities at amounts equal at the inception of the lease at the present value of the minimum lease payments even if the fair value of the leased asset is lower. Also, in determining the present value, there is a choice between using the interest rate implicit in the lease and using the lessee's incremental borrowing rate.

Under IFRS the lessee should recognise finance leases as assets and liabilities at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In determining the present value the discount factor is the interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate should be used.

Unlike IFRS, Norwegian GAAP does not regulate the accounting treatment by lessors.

Pensions

The accounting for defined benefit plans is similar under IFRS and Norwegian GAAP. However there are some differences that may have significant impact and which are described below.

Under Norwegian GAAP a long-term risk-free interest rate may be used to discount plan liabilities.

Under IFRS the discount rate should be determined by reference to market yields at the balance sheet date on high quality corporate bonds, alternatively, in markets where there is no deep market in such bonds, the market yields on government bonds should be used.

Under Norwegian GAAP the effect of implementing the accounting for defined benefit plans may be posted directly to equity in the opening balance sheet. Alternatively, a minimum net liability may be recognised immediately, and the remaining liability is distributed over the average expected remaining working lives or shorter.

Under IFRS the effect of implementing the accounting for defined benefit plans may be expensed immediately or expensed on a straight-line basis over five years.

Under Norwegian GAAP there is no asset ceiling test. However net pension assets may only be recognized in the balance sheet if it can be made probable that the assets will be utilised in the future.

Under IFRS there is an assets ceiling test to ensure that a gain is not being recognised solely as a result of an actuarial loss or past service cost in the period or in a loss being recognised solely as a result of an actuarial gain in the period.

Income Taxes

Under Norwegian GAAP a deferred tax liability or a deferred tax asset is recognised in full for all taxable temporary differences, irrespective of the probability of the difference crystallizing.

Under IFRS, there are exceptions to recognising taxable temporary differences.

Under Norwegian GAAP there is in general no discounting. However, deferred tax on excess values may be discounted.

Furthermore, deferred tax in certain businesses, for example in the shipping business, may be discounted.

Under IFRS discounting of deferred taxes is prohibited.

Capitalizing of Borrowing Costs

Under IFRS, borrowing costs related to construction of certain assets may be capitalised.

Under Norwegian GAAP, borrowing costs related to the construction of certain assets must be capitalized.

Restructuring Provisions

Under Norwegian GAAP a restructuring provision can only be recognised if the main features of the restructuring plan has been developed and announced on or before the date of acquisition; the restructuring costs must be identified and specified in a restructuring plan; and the plan must be in place within three months of the acquisition. Further, it is permitted to take into account anticipated gains from the expected disposals of assets when estimating a restructuring provision if the disposal is an integral part of the restructuring plan.

Under IFRS there is no requirement that the restructuring plan must be in place within three months of the acquisition but its implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Anticipated gains from the expected disposals of assets may not been taken into account when estimating a restructuring provision.

Inventories

Under IFRS, the acceptable methods of costing inventory are FIFO, LIFO, weighted moving average and specific identification. Inventory valuation must be recognized at the lower of cost and net realisable value.

Under Norwegian GAAP, inventory values are measured at the lower of historic cost or fair market value based on the FIFO method. LIFO is not allowed under Norwegian GAAP.

Under IFRS, the LIFO method will not be allowed for annual periods beginning on or after 1 January 2005.

Classification of Minority Interest

Under IFRS, minority interest should be presented as a separate item between liabilities and shareholders' equity. The minority share of income for the year is subtracted when arriving at net income.

Under Norwegian GAAP, minority interests are classified as a part of shareholders' equity. Net income for the year includes the minority share of income.

Under IFRS, minority interests shall be presented as a separate item in equity, separately from the parent shareholders' equity, for annual periods beginning on or after 1 January 2005.

Changes in Accounting Policy

Under IFRS, the effect of a change in accounting policy can be reflected as a cumulative adjustment to current year net income and comparatives are not restated or the change can be accounted for by restating prior periods.

Under Norwegian GAAP, changes in accounting policies require restatement of prior periods if the effect is material.

Under IFRS, all changes in accounting principles must be accounted for by restating prior periods for annual periods beginning on or after 1 January 2005.

Asset Retirement Obligations

Under Norwegian GAAP, asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) Gradually build the provision over the estimated economic life of the installation; (2) The present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) The present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Under IFRS, asset retirement and decommissioning costs is provided in full immediately since the damage flows from a past event. The provision will be discounted. The debit side of the provision, instead of being charged immediately to the income statement, is added to the cost of the installation as it is a directly attributable cost thereof.

Differences in Presentation

Classification of Long-term Debt

Under IFRS, amounts that are due or payable within one year of the reporting date are reclassified as a current liability.
The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Income Statement Presentation

Under Norwegian GAAP there is a prescribed format for the income statement, only allowing expenses to be analysed by type.

Unlike IFRS, appropriations of the profit/loss to the reserve for measurement differences, other retained earnings, proposed dividends and distributed group contribution are normally shown on the face of the income statement.

Under Norwegian GAAP guidance as to which items may be offset is not given specifically in the accounting standards; consequently accounting practice may differ from IFRS.

Cash Flow Statement

NGAAP is similar to IFRS in respect of cash and cash equivalents except that:

- bank overdrafts normally are a part of the enterprise's financing activities, and should be presented as a liability rather than as a deduction from cash; and
- investments in shares and similar investments will not satisfy the required insignificant currency risk and insignificant risk of change in share price.

Under Norwegian GAAP, unlike IFRS, interest, dividends received and all taxes are classified as operating activities, while dividends paid are classified as financing activities. In other respects, NGAAP is similar to IFRS.

Statement of Recognised Gains and Losses/ Statement of Changes in Equity

Under Norwegian GAAP a reconciliation of changes in equity must be shown in the notes to the financial statements and not as a separate statement. A statement of recognised gains and losses may be shown as a separate statement, but is not required.

Under IFRS there is a choice of presenting as a primary statement either a statement of recognised gains and losses or a statement of changes in equity, which incorporates total recognised gains and losses. If presented, the components of the statement of recognised gains and losses are the gains and losses of the period attributable to shareholders, excluding transactions with shareholders.

First-time Adoption Issues

The differences described above are differences in accounting principles between Norwegian GAAP and IFRS in force as of 31 December 2003. In addition to those issues there are implementation issues in respect of first-time adoption of IFRS.

In June 2003, the IASB (International Accounting Standards Board) issued IFRS1 First-time adoption of International Financial Reporting Standards. This standard sets out how a first-time adopter should prepare the first IFRS financial statements. The standard gives the producer of the financial statements certain choices to make the implementation of IFRS less burdensome. The Group has not decided if and when consolidated IFRS statements will be issued in the future, nor decided which of the choices in IFRS 1 to apply.

The general rule for a first-time adopter is to apply IFRS retrospectively. However, to make the first-time adoption less burdensome, a first-time adopter is given some exemptions in respect of how to account for certain balance sheet items. Depending on how those exemptions are applied, the opening balance sheet of a first-time adopter may be significantly different from that of the corresponding Norwegian GAAP closing balance sheet.

One of the major potential impacts on the IFRS opening balance sheet is the possibility to elect to set all unrecognised actuarial gains and losses in the Group's defined benefit plans (pensions) to zero. If the Group elects to do this, this may significantly affect the IFRS opening equity.

Business combinations are another area where there are exceptions to the general rule of retrospective application of IFRS. A first-time adopter may elect not to restate all business combinations which took place before the opening balance sheet date. This means that a business combination which under Norwegian GAAP has been accounted for using the uniting of interest method and, under IFRS, would be accounted for using purchase accounting, the original classification (uniting of interest) may be carried forward in the IFRS opening balance sheet. If however a first-time adopter elects to restate a business combination all business combinations after the first restatement must be restated (e.g. if a business combination on 1 July 2002 is restated all business combinations after that date must be restated).

The above are only two examples of areas where, depending on the elections made by a first-time adopter, the IFRS opening balance sheet may be significantly different from the corresponding Norwegian GAAP closing balance sheet.

As we have not yet analysed the outcomes of the various possibilities that are available to a first-time adopter we have not made any attempt to describe the potential impacts the various elections may have to the financial statements presented in this prospectus.

Appendix 5 Extract from minutes of extraordinary general meeting in Aker Kværner ASA on 19 March 2004

Aksjekapitalforhøyelse med fravikelse av fortrinnsrett til tegning

a) Aksjekapitalen forhøyes med minimum NOK 10 og maksimum NOK 300.000.000 ved tegning av minimum 1 og maksimum 30.000.000 nye aksjer, hver pålydende NOK 10. Antall aksjer som utstedes og tegningskursen per aksje fastsettes av styret i samsvar med bestemmelsene i punkt c) og d) nedenfor.

b) Etter styrets nærmere beslutning tilbys aksjene gjennom:

(1) et offentlig tilbud i Norge med en nedre og øvre grense for bestilling på henholdsvis 100 og 10.000 aksjer ("det offentlige tilbudet")
(2) et tilbud til institusjoner og andre profesjonelle investorer med en nedre grense for bestilling på 10.001 aksjer ("det institusjonelle tilbudet").

Eksisterende aksjonærs fortrinnsrett til tegning av de nye aksjene fravikes, jf. allmennaksjeloven § 10-5.

c) Tegningskursen fastsettes av styret innenfor en nedre og øvre grense på henholdsvis NOK 10 og NOK 500 per aksje. Den endelige tegningskursen fastsettes på grunnlag av en såkalt book-building prosess i det institusjonelle tilbudet. Styret bestemmer de nærmere kriterier for fastsettelse av tegningskursen. Styret kan herunder fastsette et indikativt kursintervall som er snevrere enn det som følger av den nevnte øvre og nedre grense.

d) Det samlede antall aksjer som utstedes fastsettes av styret, og skal gi et samlet brutto aksjeinnskudd på ca. NOK 2.000.000.000, og under enhver omstendighet ikke mindre enn NOK 1.900.000.000 eller mer enn 2.100.000.000.

e) Aksjene tegnes på særskilt tegningsformular. Tegningsperioden er:

(1) fra og med 23. mars 2004 til og med 31. mars 2004 klokken 16.00 i det offentlige tilbudet
(2) fra og med 23. mars 2004 til og med 1. april 2004 klokken 15.00 i det institusjonelle tilbudet

Styret kan beslutte å forlenge tegningsperioden, men ikke lenger enn til 1. april 2004 klokken 16.00 i det offentlige tilbudet og 2. april 2004 klokken 15.00 i det institusjonelle tilbudet. En forlengelse av tegningsperioden kan gjelde for hele emisjonen eller det offentlige tilbudet eller det institusjonelle tilbudet hver for seg. Forlengelse kan bare foretas én gang for hvert av tilbudene.

Dersom tegning av aksjer gjennomføres på grunnlag av fullmakter gitt til tilretteleggerne for emisjonen, eventuelt til styrets leder eller annen representant for selskapet, kan tegning basert på fullmakter som er innkommet før utløpet av tegningsperioden foretas inntil ett døgn etter utløpet av tegningsperioden.

f) Styret fastsetter vilkårene for tildeling av aksjer og den endelige fordelingen av aksjer mellom tegnerne. Styret kan i den forbindelse fastsette regler for prioritert tildeling av deler av emisjonen for eksisterende aksjonærer i Kværner ASA (tidligere Aker Kværner ASA).

g) Gjennomføring av emisjonen er betinget av at i) Oslo Børs har vedtatt at selskapet skal tas opp til notering ved Oslo Børs, og ii) selskapet senest 1. april 2004 har avgitt en børsmelding om at det foreligger bindende avtaler om restrukturering av finansgjelden i Kværner-konsernet som beskrevet i punkt 5.1.3 i prospekt for emisjonen datert 19. mars 2004, og at gjennomføringen av restruktureringen bare er betinget av at ordinære vilkår ("conditions precedent") innenfor selskapets kontroll vil bli oppfylt og at emisjonen gjennomføres. Dersom tegningsperioden i det offentlige tilbudet og/eller det institusjonelle tilbudet forlenges, forlenges fristen i ii) tilsvarende.

h) Frist for betaling av tildelte aksjer er 5. april 2004 i det offentlige tilbudet og 6. april 2004 i det institusjonelle tilbudet. Betaling i det offentlige tilbudet skjer ved at den enkelte tegner ved påtegning på tegningsblanketten gir tilretteleggerne fullmakt til å belaste en oppgitt konto for et beløp som tilsvarer det antall aksjer som er tildelt. Betaling i begge tilbudene skal skje til særskilt emisjonskonto. Styret fastsetter de nærmere vilkår for gjennomføring av oppgjøret. Dersom tegningsfristen forlenges i henhold til bokstav e ovenfor, kan også betalingsfristene forlenges med inntil én dag.

1

i) De nye aksjene gir rett til utbytte fra og med regnskapsåret 2004. For øvrig gir de nye aksjene rettigheter i selskapet fra registreringen av kapitalforhøyelsen i Foretaksregisteret.

j) Vedtektene § 4 endres slik at den reflekterer aksjekapital og antall aksjer etter gjennomføringen av emisjonen.

k) Selskapet vil inngå en avtale om betalingsgaranti med tilretteleggerne for emisjonen hvor disse garanterer for rettidig oppgjør av hele tegningsbeløpet, likevel slik at den enkelte tilrettelegger bare garanterer for tegninger foretatt gjennom den enkelte tilrettelegger. Garantien er ikke en fulltegningsgaranti. Selskapet skal betale en garantiprovisjon til hver av tilretteleggerne som tilsvarer 1,0 prosent av den delen av garantien som må innfris på grunn av betalingsmislighold fra tegnere i det offentlige tilbudet og 0,5 prosent av den delen av garantien som må innfris på grunn av betalingsmislighold fra tegnere i det institusjonelle tilbudet. Provisjonen dekkes av overkursen i aksjekapitalforhøyelsen. Betalingsgarantien vil være betinget av at garantistene før eller i løpet av 6. april ikke gjør gjeldende at det har inntrådt visse "force majeure"-hendelser i samsvar med utkastet til garantiavtale vedlagt denne protokollen.

2

Appendix 6 Form of Subscription Form for subscriptions in the Retail Offering

OFFERING OF NEW SHARES IN AKER KVÆRNER ASA
Subscription Form for the Retail Offering

Subject to extension, the subscription period is from 23 March to 31 March 2004 (both dates inclusive). Accurately completed subscription forms must be received by one of the subscription agents no later than **Wednesday 31 March 2004 at 16:00 hrs (Norwegian time)**. Aker Kværner ASA reserves the right without prior notice to reject subscription forms that are received too late or which have not been accurately completed. To avoid duplicate registration, the subscribers are asked to send the subscription form to one subscription agent only, either by traditional post or by fax.

Subscription agents are:

Carnegie ASA	Enskilda Securities ASA	DnB NOR Markets	Nordea Securities NUF	Pareto Securities ASA
Stranden 1, Aker Brygge	Filipstad Brygge 1	Stranden 49	Middelthuns gate 17	Dronning Mauds gate 3
P.O. Box 684 Sentrum	P.O. Box 1363 Vika	N-0021 Oslo, Norway	P.O. Box 1166 Sentrum	P.O. Box 1411 Vika
N-0106 Oslo, Norway	N-0113 Oslo, Norway	Facsimile: + 47 22 48 29 80	N-0117 Oslo, Norway	N-0115 Oslo, Norway
Facsimile: + 47 22 00 94 20	Facsimile: + 47 21 00 89 00	Tel: + 47 22 94 88 80	Facsimile: + 47 22 56 86 50	Facsimile: + 47 22 87 87 10
Tel: + 47 22 00 93 00	Te: + 47 21 00 85 00		Tel: + 47 22 48 50 00	Tel: + 47 22 87 87 00

GUIDANCE TO THE SUBSCRIBER

Further information on the retail offering can be found in the enclosed prospectus dated 19 March 2004 (the "**Prospectus**"). Capitalised words not defined herein shall have the same meaning as set forth in the Prospectus. An indicative, non-binding price range of NOK 130 – NOK 155 per Offer Share has been set, but the final price may be set outside this range. The subscription price will be determined by the Company on or about 1 April 2004 based on a book-building process, see Section 3.5.1 "Offering Price" of the Prospectus. Minimum subscription is 100 Offer Shares. Thus, orders for less than 100 Offer Shares will be rejected. Subscriptions will only be accepted in multiples of 100 Offer Shares. Orders for 10,001 Offer Shares or more must be done through direct contact with one of the subscription agents, see Section 3.4 "Institutional Offering" of the Prospectus. Notice of allocation will be issued on or about 2 April 2004. By ordering Offer Shares, each subscriber irrevocably subscribes for the number of Offer Shares stated below and consents to the settlement mechanisms described in Section 3 "Terms of the Offering" in the Prospectus. This subscription is conditional upon (i) the Oslo Stock Exchange approving the Company's listing application, (ii) the Company approving the Offering Price and allocation of Shares to investors and (iii) the Company having issued as stock exchange notification by 1 April 2004 (subject to extension) confirming that the Debt Refinancing has been committed and will be completed subject only to customary conditions precedent within the Company's control and completion of the Offering. See also Sections 3.3 "Conditions for completing the Offering" and 5.1.3 "Debt Restructuring" in the Prospectus.

The Retail Subscription Period may be extended. An extension will be announced through Oslo Børs on or before 10:00 hours (Norwegian time) on 1 April 2004, and will be made for no longer than until 16:00 hours (Norwegian time) on 1 April 2004. In the event of extension, the allocation date, first trading date, payment date and the date of delivery of Offer Shares will be extended correspondingly. All subscriptions will be irrevocable and binding irrespective of any extension of the Subscription Period. See Section 3.5.2 "Retail Subscription Period" in the Prospectus.

Subscribers in the Retail Offering have the right to reserve themselves against receiving Offer Shares should the Offering Price be set above the indicative price range by ticking the relvant box under "Specification of the Subscription" below. If a subscriber does not explicitly make this reservation on the Subscription Form, the subscription will be binding regardless of whether the Offering Price is set within, above or below the indicative price range. See also Section 3.5.1 "Offering Price" in the Prospectus.

PAYMENT FOR ALLOCATED SHARES

By ordering Offer Shares, each subscriber further irrevocably authorizes Enskilda Securities ASA to debit the Norwegian bank account stated below for the total subscription amount for the Offer Shares allocated to the subscriber. Notifications of allocations are expected to be issued on or about 2 April 2004. From and including 2 April 2004, subscribers having access to investor services relating to their VPS account may identify the number of Offer Shares they have been allocated in the Offering. Alternatively, it would be possible to make such enquiries with either Manager from the same date. Debits for the subscription amount will be made on or about 5 April 2004, and there must be sufficient funds on the stated bank account from and including 2 April 2004. The Company and Enskilda Securities ASA reserve the right to make up to three debits within 30 April 2004 if there are insufficient funds on the account on the debiting date. Should payment not be made when due, the Company reserves the right, at the risk and cost of the subscriber, to cancel the subscription, re-allot or otherwise dispose of the allocated Offer Shares on such terms and in such a manner as the Company may decide. The Company may also decide, in its sole discretion, to draw on the Payment Guarantee established for the Offering for the account of the subscriber to cover any outstanding amounts. The original subscriber remains liable for payment of the Offering Price, together with default interest (at a rate of 9.25% per annum), costs, charges and expenses, and any amount outstanding may be enforced. The Offer Shares allocated are expected to be tradable on the Main List of Oslo Børs on an "if issued"-basis from and including 2 April 2004, PROVIDED, HOWEVER, that such trading is conditional upon the payment guarantors not having invoked certain "force majeure" events specified in the Payment Guarantee on or before 6 April 2004 (to the extent the Payment Guarantee is necessary for registration of the Offer Shares in the Company Registry). Delivery of Shares is expected to take place on or about 6 April 2004. Subscribers selling Shares from 2 April 2004 and onwards must ensure that payment for such Shares be made within the deadline stated above. See also Section 3.5.6 "Delivery and trading of allocated Offer Shares" in the Prospectus.

If the subscriber does not have a Norwegian bank account, one of the subscription agents must be contacted. The subscriber may contact Aker Kværner ASA to obtain the resolution to increase the share capital, the notice of the shareholders' meeting with appendices, the company's articles of association, financial information for the last two years and other subscription material relating to the Offering.

SPECIFICATION OF THE SUBSCRIPTION

Subscribers VPS-account:	Orders up to number of shares:	For broker: (serial number)
	Optional: Only want to subscribe if the subscription price is set within or lower than the indicative price range (Mark "X" if yes):	

SUBSCRIPTION FOR SHARES AND AUTHORITY TO DEBIT NORWEGIAN BANK ACCOUNT:

I/we are familiar with the content of the Prospectus, and hereby irrevocably subscribe for shares as indicated above on my/our behalf according to the terms and conditions set out in the Prospectus and this subscription form. Further, I/we hereby irrevocably authorize Enskilda Securities ASA to debit my/our Norwegian bank account specified below for the total subscription amount due for the shares I/we may be allocated.

____

(Bank account/11 digits)

Place and date Must be dated within the subscription period	Tel No. day time	Binding signature. The person subscribing must be of age. When signing by power of attorney, evidence in the form of a company certificate or power of attorney must be enclosed

INFORMATION ABOUT THE SUBSCRIBER

Subscribers VPS account (12 digits):	
Subscribers first name / firm:	
Subscribers family name:	
Street address:	
Postal code, area and country:	
Date of birth and national ID number (11 digits) / Registration No.:	
Dividend to be credited to bank account no. (11 digits)	
Nationality:	
Fund manager / Telephone Number:	

Partnerships

Amounts in NOK millions	Business Office	Percentage of voting rights	Percentage shares held	Book value as at 1 January 2003	Additions/ Disposals year 2003	Profit before taxes	Write downs	Currency adjustments	Book value as at 31 December 2003
Jo Sypress	Douglas, Isle of Man	49.00	49.00	31	13	- 5	-	- 2	37
LIY Uikku [1]	Esbo, Finland	50.00	50.00	9	- 9	-	-	-	-
LIY Lunni [1]	Esbo, Finland	50.00	50.00	8	- 8	-	-	-	-
Other companies				-	1	-	-	-	1
Total				**48**	**- 3**	**- 5**	**-**	**- 2**	**38**

1) Sold in 2003 giving a sales gain of NOK 25 million (see note 19)

Note 22 ☐ Net interest-bearing items

Amounts in NOK millions	Note	2003	2002	2001
Cash and bank deposits [1]		6,073	4,617	2,882
Interest-bearing short-term receivables [2]		444	307	403
Interest-bearing long-term receivables	23	224	258	287
Interest-bearing short-term borrowings [2]	25	- 620	- 538	- 583
Interest-bearing long-term borrowings	24, 25	- 3,604	-4,031	-9,296
Net interest-bearing assets (+)/liabilities (-)		**2,517**	**613**	**-6,307**
Interest income		143	158	301
Interest expense[3]		- 447	- 438	- 783
Net result of financing		**- 304**	**- 280**	**- 482**

1) Includes cash and bank deposits of NOK 2,771 million (NOK 1,239 million in 2002 and NOK 1,149 in 2001) which is not fully available for general use within the group. Of this, NOK 1,062 million was restricted from short term use. The balance, NOK 1,709 million, was available to the unit holding the cash, but is restricted from use elsewhere in the group.

2) All short-term receivables and borrowings are due for payment within one year.

3) Includes NOK 132 million in accrued interest on the 10 year subordinated debt in 2003 and 2002.

Group Cash Pool Systems

The group policy for the purpose of optimising availability and flexibility to cash within the group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the Internal Bank. An important condition for the participation by Business Units in such cash pooling arrangements involving depositing of cash, is that Aker Kvaerner as owner of such pools is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits made by Business Units.

Note 23 ☐ Interest-bearing long-term receivables

Amounts in NOK millions	2003	2002	2001
Restricted deposits	21	58	73
Loans to employees	25	88	104
Other interest-bearing long-term receivables	178	112	110
Interest-bearing long-term receivables	**224**	**258**	**287**

Note 24 ☐ Long-term and short-term borrowings

Loan description Amounts in NOK millions	Original currency value	Book value	Interest coupon	Maturity date	Interest terms
10 Year Bond Issue					
NOK ISIN NO 0010128838	NOK 1,119 million	1,119	0.00 %	30.10.11	Non-interest-bearing until 30.10.06 and fixed 5.00% pa thereafter, with back-end fee of upto 4.44% of the principal payable at maturity.
USD ISIN NO 0010128846	USD 338 million	2,255	0.00 %	30.10.11	
EUR ISIN NO 0010128853	EUR 13 million	110	0.00 %	30.10.11	
10 Year USD Notes Issue	USD 29 million	197	0.00 %	30.10.11	
Accrued interest		265			
Total 10 year subordinated debt		**3,946**			
3 Year NOK Bond Issue					
ISIN NO 0010128820	NOK 1,137 million	1,137	3.66 %	31.12.04	12 month Nibor + 1.25% margin[1]
3 Year USD Syndicated Term Loan	USD 219 million	1,466	2.37 %	31.12.04	6 month Libor + 1.25% margin
3 Year USD Syndicated Term Loan	USD 25 million	169	2.42 %	31.12.04	3 month Libor + 1.25% margin
3 Year USD Notes Issue	USD 24 million	159	2.39 %	31.12.04	1 month Libor + 1.25% margin
3 Year EUR Notes Issue	EUR 10 million	88	3.39 %	31.12.04	3 month Euribor + 1.25% margin
Total 3 year senior debt[2]		**3,019**			
Aker Kvaerner PLC 2014 Bond Issue	GBP 8 million	95	10.875%	30.09.14	Fixed
Aker Kvaerner PLC 2006 Bond Issue	GBP 14 million	167	10.625%	25.09.06	Fixed
Other long-term loans[3]		323			
Total long-term borrowings		**7,550**			
Construction loans[4]	USD 90 million	603	4.70%	29.07.04	Fixed
Other short-term loans		17			
Total short-term borrowings		**620**			
Total borrowings		**8,170**			

1) Two FRA contracts of NOK 250 million each have been entered into in order to hedge the interest payments in the final period to maturity of this portion of the 3 Year Senior Debt. The contracted interest terms are 3.665% and 3.675% (plus 1.25% margin) respectively.

2) NOK 378 million of the 3 Year Senior Debt was repaid in 2003.

3) Includes NOK 182 million loans to Kvaerner Philadelphia Shipyard Inc.

4) Kvaerner Philadelphia Shipyard Inc.

Financial Covenants

Following the debt restructuring of the group in January 2002, the group prepared a Business Plan to be approved by the creditors involved in the debt restructuring. Based on the approval of the Business Plan, the group agreed a set of financial covenants with the creditors. The agreed financial covenants apply to the 3 Year Senior Debt and various other credit agreements, however, not to the 10 Year Subordinated Debt. The financial covenants are based on two sets of key financial figures. The ratio between equity, adjusted for the Subordinated Debt and goodwill, and assets, in addition to the ratio between interest-bearing borrowings and earnings, must remain within certain defined parameters. The ratios between interest-bearing borrowings and earnings are adjusted gradually in the period upto maturity of the 3 Year Senior Debt.

Description of 10 Year Subordinated Debt

The terms for the 10 Year Subordinated Debt contain certain restrictions and covenants of the group, including but not limited to

a) a restriction on carrying out a demerger (within the meaning of chapter 14 of the Norwegian Public Limited Companies Act),
b) a restriction on certain mergers, disposals of operations or assets and changes to the nature of the business and
c) a restriction on borrowing such that the group is not allowed to incur any indebtedness for borrowed money if this would result in the group's net debt exceeding the higher of
(i) NOK 15.0 billion or
(ii) twice the amount of the group's equity and reserves.

In addition the Company shall not

a) within a calendar year, make a dividend payment to the shareholders that constitutes more than 50 per cent of accumulated net profits (after taxes) available for distribution (excluding any profits to the extent arising from
(i) disposals of assets other than in the ordinary course of business or
(ii) the repurchase of 10 Year Subordinated Debt) and
b) reduce its share capital or equity through a payment to its shareholders, other than under (a).

Description of 3 Year Senior Debt

Certain of the conditions of the 3 Year Senior Debt contain restrictions and covenants of the Company relating to the Company and certain subsidiaries of the Company, including but not limited to, a restriction on certain disposals of assets, a restriction on certain mergers, demergers or acquisitions and a limitation on the creation of certain financial guarantees.

Furthermore, no dividend or other distribution shall be paid or declared by the Company or any other member of the group which is not a wholly-owned subsidiary to any shareholder while any amount is outstanding under the 3 Year Senior Debt. In addition, the Company shall not redeem or buy back any of its share capital during such a period.

The 3 Year Senior Debt is secured by (i) a pledge of shares in certain of the Company's direct subsidiaries, (ii) an assignment of certain intercompany receivables of the Company and (iii) a pledge of certain bonds. This security package is subject to intercreditor arrangements between the lenders of the 3 Year Senior Debt and certain other creditors.

Repayments of long-term borrowings:

Amounts in NOK millions	
Long-term loans as at 31 December 2002	7,932
Repayments	- 416
New loans / Reclassifications	64
Sale of companies	- 14
Foreign exchange effects	- 148
Accrued interest on 10 year subordinated debt	132
Long-term borrowings as at 31 December 2003	**7,550**

Repayments of long-term loans:	
2004	3,048
2005	32
2006	190
2007	22
2008	73
2009 and later	4,185
Total	**7,550**

Note 25 □ Borrowings by currency

	Original currency			NOK		
Amounts in millions	Short-term	Long-term	Total	Short-term	Long-term	Total
NOK	-	2,353	2,353	-	2,353	2,353
USD	92	699	791	614	4,673	5,287
EUR	-	24	24	-	206	206
GBP	-	27	27	-	316	316
Other currencies	-	-	-	6	2	8
Total (NOK)				**620**	**7,550**	**8,170**

A substantial part of the borrowing in foreign currency is swapped to other currencies by use of short-term currency swaps. This is to eliminate currency exposure deriving from changes in the currency composition of the working capital, and to hedge equity investments in foreign currencies. See note 28 (Financial market exposures).

Note 26 □ Mortgages

Amounts in NOK millions	2003	2002	2001
Long-term mortgage debt [1]	245	216	387
Short-term mortgage debt	474	522	208
Which is secured by pledges on assets with the following book-value:			
Work in progress	481	645	120
Machinery and equipment	232	205	44
Buildings and quay work	262	279	93
Land	959	839	25
Other (receivables, securities, etc)	1,912	1,368	80
Total value of assets pledged as security	**3,846**	**3,336**	**362**

1) In addition, the 3 Year Senior Debt is secured as described in note 24.

Note 27 □ Guarantee liabilities, etc

Amounts in NOK millions	2003	2002	2001
Total guarantee liabilities [1]	**1,315**	**1,973**	**2,064**

1) Total guarantee liabilities of NOK 1,315 million include NOK 1,245 million regarding loans and advance payments to Sea Launch (NOK 1,329 million in 2002 and NOK 1,464 million in 2001).

In addition, Kvaerner Masa Yards OY has provided collateral (see note 26) to secure present and future guarantees issued by the government-owned guarantee institution Finnvera OYJ, to cover refund guarantees to customers and other guarantees. In connection with the guarantees, Finnvera has recourse to Kvaerner Masa-Yard for part of the losses, which Finnvera might incur upon the realisation of the ship in question. Aker Kvaerner assumes that the ship's value will cover the receivables and that the afore-mentioned recourse liability will not be realised.

Note 28 □ Financial market exposures

The nature of the group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the group's need for financial instruments. The internal bank uses foreign currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the group's working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, Forward Rate Agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the group's balance sheet or operational performance. However, since the group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian kroner. The group's exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the group's net borrowing in different currencies. The group's interest-bearing external debt was as at 31 December 2003 mainly floating libor and nibor based and the financial result is therefore sensitive to changes in short-term interest. The restructured debt facilities as disclosed in note 24 show that NOK 3.9 billion (including accrued, but not payable, interest) of the debt is not interest-bearing in the next 3 years and will thereafter cost 5% interest per year for the subsequent 5 years.

Credit risk deriving from commercial contracts is locally managed by the business units. The group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to the group.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments.

Forward currency contracts and options
Net outstanding forward currency contracts as at 31 December 2003

	Original currency		In NOK	
Amounts in millions	Net buy	Net sale	Net buy	Net sale
AUD	26	-	131	-
CAD	2	-	8	-
EUR	-	- 46	-	- 383
GBP	39	-	470	-
HKD	-	- 31	-	- 27
JPY	1,118	-	70	-
NOK	-	- 263	-	- 263
SEK	818	-	759	-
SGD	-	- 11	-	- 43
USD	-	- 94	-	- 630
Total			**1,438**	**-1,346**

The forward currency contracts are actively used as cash management tools to hedge the group's net open foreign currency positions; the currency contracts are closely monitored and adjusted when necessary.

Interest rate swaps

Net outstanding interest rate swaps as at 31 December 2003:

	Amount (million) in original currency	Aker Kvaerner receives	Aker Kvaerner pays	Market Value NOK m	Maturity
NOK	50	Fixed 5.74%	Nibor 6 m	- 0.7	June 2004
NOK	50	Fixed 5.73%	Nibor 3 m	- 0.3	March 2004
Total				**1.0**	

The interest rate swap agreements were directly related to the loans included in the debt restructuring in 2002. Since the interest profile of the restructured debt facility has changed when the debt conversion took place on 10 January 2002, the interest rate swaps are no longer directly related to the underlying loans. The open swap positions are closely monitored against market fluctuations.

Aker Kværner ASA profit and loss account

1 January - 31 December

Amounts in NOK millions	*Note*	2003	2002
Operating revenues	3	282	185
Salaries, wages and social security costs	5, 8, 13	- 72	- 60
Other operating expenses	6	- 346	- 171
Depreciation	11	- 1	- 3
Operating profit(+) /loss(-)		**- 137**	**- 49**
Dividends from group companies		-	1,289
Write-down of investments	10	- 2,089	- 1,571
Other financial items		1,399	1,199
Net financial items	9	**- 690**	**917**
Profit (+) / loss(-) before tax		**- 827**	**868**
Tax	12	- 1	- 4
Net profit(+) / loss(-)	2	**- 828**	**864**

Aker Kværner ASA balance sheet

As at 31 December

Amounts in NOK millions	*Note*	2003	2002
ASSETS			
Buildings, land and equipment		16	17
Total tangible fixed assets	11	**16**	**17**
Investments in group companies	14	4,599	3,167
Loans to group companies		3,500	3,468
Other long-term receivables	7, 19	420	433
Total long-term investments and receivables		**8,519**	**7,068**
Interest-free receivables from group Companies		238	406
Interest-bearing receivables from group Companies		12,661	17,636
Other receivables		129	104
Bank deposits		1,688	2,337
Total current assets		**14,716**	**20,483**
TOTAL ASSETS		**23,251**	**27,568**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital		894	894
Share premium		6,233	6,233
Other equity		1,262	2,090
Total shareholders' equity	2	**8,389**	**9,217**
Pension liabilities	13	60	49
Deferred tax liabilities	12	-	-
Total provisions		**60**	**49**
Long-term borrowings	15	6,968	7,373
Total long-term borrowings		**6,968**	**7,373**
Short-term borrowings	16	7,439	10,606
Other current operating liabilities		395	323
Total current liabilities		**7,834**	**10,929**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**23,251**	**27,568**

Lysaker, 27 February 2004
Board of Directors of Aker Kværner ASA

Kjell Inge Røkke (Chairman) — Reidar Lund (Vice Chairman) — Lone Fønss Schrøder — Leif Arne Langøy — Yngve Hågensen

Bjørn Flatgård — Eldar Myhre — Bernt Kilnes — Atle Tranøy — Helge Lund (Group President & CEO)

Aker Kværner ASA statement of cashflow

1 January - 31 December

Amounts in NOK millions	2003	2002
Cash(+) / loss(-) from operating activities		
Profit before tax	- 827	868
Write-down of shares and loans	2,089	1,571
Gain on sale of shares	- 1,134	-
Tax paid	- 1	- 4
Depreciation	1	3
Effect of changes in exchange rates	- 27	-1,201
Changes in net current assets	226	- 8
Net cashflow from operating activities	**327**	**1,229**
Cashflow from investing activities		
Purchase of fixed assets	-	- 3
Disposal of fixed assets	-	2
Changes in long term receivables	- 2,189	- 496
Changes in interest-bearing short-term receivables	4,790	-9,478
Changes in interest-bearing long-term receivables	- 32	10,528
Net cashflow from investing activities	**2,569**	**553**
Cashflow from financing activities		
Repayment of long-term borrowings	- 378	-
Changes in short-term borrowings	-3,167	-3,519
New equity	-	3,300
Net cashflow from financing activities	**-3,545**	**- 219**
Net decrease(-)/ increase(+) in cash and bank deposits	**- 649**	**1,562**
Cash and bank deposits as at 1 January	2,337	775
Cash and bank deposits as at 31 December	**1,688**	**2,337**

Notes to Aker Kværner ASA accounts

□ □ □ □

Note 1 □ Statement of Accounting Principles

The accounting principles detailed in the consolidated financial statements of the group (see pages 23-24) are applicable also for the parent company.

Note 2 □ Shareholders' Equity

Amounts in NOK millions	Share capital	Share premium	Other reserves	Total
Shareholders' equity as at 1 January 2003	894	6,233	2,090	9,217
Net loss	0	0	- 828	- 828
Shareholders' equity as at 31 December 2003	**894**	**6,233**	**1,262**	**8,389**

At the Annual General Meeting 6 May 2003 it was resolved to carry out a reverse split in the ratio of 20 to 1. The share capital of Aker Kværner ASA is now divided into 44,706,696 shares with a nominal value of NOK 20. The shares can be freely traded.

An overview of the company's largest shareholders is to be found on page 57.

The company's financing agreements include certain financial restrictions with respect to dividend payments. Further information on this is included in note 24 to the consolidated financial statements.

Note 3 □ Operating Revenues

In its role as parent company of the group, Aker Kværner ASA provides certain services to its subsidiaries. The subsidiaries are invoiced for such services in accordance with signed service agreements.

Note 4 □ Directors' and Senior Management's Shareholding

The following number of shares were owned by the Directors of the Board and the Executive Management Team (and their related parties) as at 31 December 2003:

Kjell Inge Røkke, Chairman	22,309,606	shares
Reidar Lund, Deputy Chairman	6	shares
Yngve Hågensen, Director	5	shares
Bjørn Flatgård, Director	1,790	shares
Leif Arne Langøy, Director	0	shares
Lone Fønss Schrøder, Director	200	shares
Eldar Myhre, Director, employee' representative	26	shares
Bernt Kilnes, Director, employee' representative	50	shares
Atle Tranøy, Director, employee' representative	0	shares
Helge Lund, Group President & CEO	31,501	shares
Simen Lieungh, Executive Vice President	27	shares
Mads Andersen, Executive Vice President	775	shares
Raymond Carlsen, Executive Vice President	6	shares
Trond Westlie, former CFO (resigned from his post 31/12/03)	30,000	shares

Note 5 □ Director´s and Senior Management's Remuneration

BOARD OF DIRECTORS' FEES
Total fees paid to the Board of Directors in 2003 amounted to NOK 2,775,000. The Chairman of Board and current Directors did not receive any payment other than the Directors' fees.

GROUP PRESIDENT & CHIEF EXECUTIVE OFFICER'S & SENIOR MANAGERS' REMUNERATION

The Reward Committee of the Board of Directors
The Reward Committee makes recommendations on the remuneration of the Group President & Chief Executive Officer (CEO), the members of the Group Executive Team and Senior Managers of the group. These recommendations are then presented tothe Board of Directors. The committee regularly assesses the Group President & CEO's terms of employment and remuneration, and, where appropriate, feeds back to the Board. The *Committee also keeps abreast of any changes in the remuneration or to* the terms of employment of the members of the Group Executive Team and Senior Managers. The committee has three independent members chosen by and from amongst the Directors.

Basis of remuneration for the Group President & CEO, the members *ofthe Group Executive Team and Senior Managers*
The basis of the remuneration for the Group President & CEO, members of the Group Executive Team and Senior Managers has been developed in order to create a performance-based reward system which is founded on the group's values and leadership approach. This system of reward will contribute to good financial results and increasing share value for our *shareholders.*

Each executive receives a market rate basic salary. In addition to this, a variable pay element is awarded. This is based on the achievement of financial and personal performance targets, leadership performance in accordance with the company's values and leadership approach, and the development of the company's share price.

The Group President & CEO, members of the Group Executive Team and Senior Managers also participate in the standard pension and insurance schemes, applicable to all employees.

Group President & CEO's remuneration
The Group President & CEO Helge Lund's salary and fees for 2003 amounted to NOK 4,095,875. Helge Lund has an option to buy shares in the company to a value of up to NOK 20 million at a price per share equivalent to the average purchase price recorded on the last trading day on the Oslo Stock Exchange in 2001. The purchase price will be adjusted for interest at 7% per annum from 01.01.02 to the day when the purchase right is exercised. The option right applies until 31.12.04.

The right is conditional on Helge Lund having purchased shares in the company to the value of NOK 5 million on the market. If he sells this shareholding, either wholly or in part, Aker Kvaerner can require that the maximum amount under the share purchase right be adjusted accordingly.

The Group President & CEO's employment agreement can be terminated with six months' notice. Helge Lund is entitled to 12 months' salary from the expiry of the notice period, with deductions for any salary received from other employers. The Group President & CEO is covered by Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount and has a bonus scheme dependent on the achievement of defined short-term and long-term results. The size of the bonus is determined by the Board in light of the Reward committee's recommendation. No bonus was paid in 2003. *Helge Lund's pension costs amounted to NOK 25,766 in 2003 and the net* pension liability as per 31.12.03 was NOK 5,192.

Senior Executives' remuneration
Group Executive Vice President Jon Erik Reinhardsen, who is stationed in Houston, received in 2003 salary and fees amounting to of USD 187,649 , in addition, Aker Kvaerner covered his accommodation costs.. He also received variable pay of USD 32,005. Jon Erik Reinhardsen's employment agreement can be terminated with six months' notice. He is entitled to six months' salary from the expiry of the notice period, with deductions for any salary received from other employers. He is covered by Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount. He has a bonus scheme dependent on the achievement of defined short-term and long-term results.

Group Executive Vice President Trond Ø Westlie received NOK 3,393 522 in salary in 2003. His employment with Aker Kvaerner was terminated 31.12.03 and in this connection an amount of NOK 4,360,023 in salary *and outstanding holiday allowance was paid.* The payment was effected in January 2004.

Group Executive Vice President Finn Berg Jacobsen's salary and fees for 2003 amounted to NOK 2,102,741. His employment agreement can be terminated with six months' notice and he is not entitled to any further salary when leaving the company. He is covered by the Aker Kvaerner's standard pension scheme for the proportion of his salary not exceeding 12 times the Norwegian base amount. He has a bonus scheme dependent on the achievement of defined short-term and long-term results. No bonus was paid in 2003.

Prior to the merger of Aker Maritime and Kvaerner, Jon Erik Reinhardsen and Trond Ø Westlie were covered by a pension scheme for executives in Aker Maritime. The scheme was wound up following the merger and Aker Kvaerner has assumed the responsibility for the accrued rights in the scheme. Jon Erik Reinhardsen has acquired the right to early retirement from age 60 and a pension based on the part of his salary exceeding 12 times the Norwegian base amount from the official retirement age of 67. Historically accrued rights are equivalent to a capitalised value of NOK 11,090,322. Upon leaving the company, Trond Ø Westlie was paid NOK 2,222,072 for his accrued rights.

Other Senior Managers
The variable pay arrangements for other Senior Managers represents additional variable pay up to the value of 60 per cent of basic salary, depending on the achievement of financial targets (based on EBIT and working capital) and personal targets (project targets, development of commercial solutions, values and leadership approach). The first half of the variable pay is paid the following year. After a further two years the following is paid:

(a) the remaining half of the earned amount, plus interest
(b) a corresponding amount (exclusive of interest) to encourage executives to maintain their employment in Aker Kvaerner
(c) an amount which corresponds to the sum of (a) and (b) multiplied by the percentage by which the Aker Kværner share price on 31 January 2006 exceeds a share price of NOK 100.20.

A total of 41 Senior Managers in Norway and abroad participated in this scheme in 2003. The employment agreement for other Senior Managers can be terminated with six months' notice. If the company terminates the employment, six months' salary is payable on expiry of the notice period. Any salary received from other employers during these six months, is deductible. A separate agreement for Senior Managers in Norway implies that once they reach the age of 60, salary and working time are gradually reduced until they reach the retirement age of 67.

Note 6 □ Remuneration to Auditors

Fees to KPMG in 2003 for audit related services of the parent company amounted to NOK 4.5 million. Consultancy fees to KPMG for the parent company were NOK 1.2 million.

The fee for audit related services of the Aker Kvaerner group was NOK 25.8 million. Consultancy fees for the group amounted to NOK 3.9 million.

Note 7 □ Loans to employees

Loans given by Aker Kværner ASA to employees in Aker Kværner ASA and its subsidiaries amounted to NOK 15 million as at 31 December 2003. This includes NOK 5 million in loans to employees who are also shareholders of Aker Kværner ASA. There were no loans to any of the members of the Executive Management Team.

Note 8 □ Salaries, wages and social security costs

Amounts in NOK millions	2003	2002
Salaries and wages	58	48
Social security	10	10
Pension costs	4	2
Total	**72**	**60**
Average number of employees	**53**	**45**

Note 9 □ Net financial items

Amounts in NOK millions	2003	2002
Dividends received	-	1,289
Profit (+) / loss (-) on disposal of equity investments [1]	1,134	- 20
Net profit on investments	**1,134**	**1,269**
Interest income - group companies	819	1,196
Interest income - external	83	121
Interest expense - group companies	- 304	- 505
Interest expense - external [2]	- 356	- 336
Net interest income	**242**	**476**
Write-down of investments / loans (see note 10)	- 2,089	-1,571
Net foreign exchange gain	23	743
Net loss on other financial items	**- 2,066**	**- 828**
Profit (+) / loss (-) on financial items	**- 690**	**917**

1) Shares in Kværner Oilfield Products AS were sold to Aker Kværner AS for consideration of in new shares in Aker Kværner AS. The transaction is booked at fair value and resulted in a NOK 947 million gain. Shares in Kværner International Ltd were sold to Aker Kvaerner Plc with a NOK 187 million gain.

2) NOK 132 million of interest expense is related to the 10 year Subordinated Debt, the amounts will be paid between 2007 and 2011.

Note 10 □ Write down of investments

Write-down of shares and loans in Kværner Invest Norge AS amounted to NOK 1,873 million and write-down of shares and loans to other subsidiaries amounted to NOK 216 million.

Note 11 □ Tangible fixed assets

Amounts in NOK millions	Machinery and equipment	Land and buildings	Total
Accumulated book value as at 1 Jan 2003			
Historical cost	8	8	16
Revaluation	-	15	15
Depreciation	- 7	- 7	- 14
Book value as at 1 Jan 2003	**1**	**16**	**17**
Additions (historical cost)	-	-	-
Disposals (historical cost)	-	-	-
Disposals (acc. depreciation)	-	-	-
Depreciation charge for the year	- 1	-	- 1
Book value as at 31 Dec 2003	**-**	**16**	**16**
Estimated economic useful life	**5 years**	**50 years**	

Rental costs for premises and equipment in 2003 were NOK 11 million.

Note 12 □ Tax

Amounts in NOK millions	2003	2002
Net profit (+) / loss (-)	- 828	864
Group contribution	-	-
Permanent differences	1	-199
Write-down of shares and loans	2,089	1,571
Change in timing differences	- 728	-2,145
Taxable income	**534**	**91**
Income basis for tax credits carried forward	- 534	-91
Tax basis	-	-

The tax charge of NOK 1 million in the financial statements relates to withholding taxes paid during 2003.

Aker Kværner ASA has negative timing differences related to current assets of NOK 37 million, long-term assets of NOK 4,341 million, pension liabilities of NOK 60 million and income basis for tax credits carried forward of NOK 53 million. In total this gives negative timing difference of NOK 4,493 million corresponding to a potential tax asset of NOK 1,258 million, non of which is carried in the balance sheet. The tax losses carried forward will be fully deductible against any taxable income through year 2009.

Note 13 □ Pension cost and liabilities

Aker Kværner ASA has retirement benefit plans that give employees a right to future benefits (defined benefit plans). The company's pension liabilities are partly covered by pension arrangements in the group's own pension schemes. 78 persons are covered by the arrangement.

Net periodic pension cost

Amounts in NOK millions	2003	2002
Defined benefit plans:		
Service cost	3	2
Interest on projected benefit obligation	4	4
Expected return on plan assets	- 2	- 2
Net amortisation and deferrals	- 1	- 2
Net pension cost	**4**	**2**

Status of pension plans reconciled with the balance sheet

	Funded scheme		Unfunded scheme		Total	
Amounts in NOK millions	2003	2002	2003	2002	2003	2002
Defined benefit plans:						
Accumulated benefit obligation (ABO)	22	25	38	29	60	54
Effect of projected future compensation levels	2	2	-	0	2	2
Projected benefit obligation (PBO)	**24**	**27**	**38**	**29**	**62**	**56**
Plan assets at fair value	27	30	-	-	27	30
Plan assets less PBO	**3**	**4**	**- 38**	**- 29**	**- 35**	**- 26**
Unrecognised net gain (-)/loss(+)	-	2	- 3	- 4	- 3	- 2
Unrecognised prior service cost	- 2	- 5	- 20	- 16	- 22	- 21
Accrued pension liability	**1**	**1**	**- 61**	**- 50**	**- 60**	**- 49**
Economic assumptions in per cent:						
Discount rate	6.5	7.0	6.5	7.0		
Asset return	7.5	8.0	7.5	8.0		
Salary progression	3.3	3.3	3.3	3.3		
G-regulation	2.75	2.8	2.75	2.8		
Pension indexation	2.5	2.5	2.5	2.5		
Employee turnover below 50 years	7.5	7.5	7.5	7.5		
Employee turnover above 50 years	2.0	2.0	2.0	2.0		

Note 14 □ Investments as at 31 December 2003

Amounts in NOK millions	Registered office		Share Capital	Number of shares held	Book value	Percentage owner-/ voting share
Clavis Maris Finlandiae Oy	Helsinki	EUR	25	147,854	351	100.00
Kvaerner Deutschland GmbH	Rostock	EUR	13	1	135	100.00
Kvaerner Montreal Holding Inc	Montreal	CAD	13	13,439,333	16	100.00
Kværner Ulsteinvik AS	Oslo	NOK	128	128,200	5	100.00
Kvaerner Pulping AB	Karlstad	SEK	21	150 B	2	0.14
Kværner Insurance AS	Oslo	NOK	30	30,000	30	100.00
Kvaerner International Pte Ltd.	Singapore	SGD	0.1	100,000	0	100.00
Kværner Invest Norge AS	Oslo	NOK	160	200,000	1,334	100.00
Kværner Invest Eiendom AS	Oslo	NOK	32	40,000	671	100.00
Aker Kværner AS	Oslo	NOK	500	6,196	1,474	97.94
Kværner Oil & Gas AS	Oslo	NOK	380.4	380,450	577	100.00
KOGAS 6 AS	Oslo	NOK	0.1	100	0	100.00
KOGAS 7 AS	Oslo	NOK	0.1	100	0	100.00
Kvaerner Romania NV	Zoetermeer	NGL	0.2	5,000	0	100.00
Aker Kværner Asset Management ASA	Lysaker	NOK	1	1,000	2	100.00
Kværner Water AS	Lier	NOK	15	15,000	1	100.00
Aker Kvaerner PLC	London	GBP	440	1	0	0.00
Total investments in group companies					**4,599**	

Investments in subsidiaries are held at the lower of cost and fair value.
Aker Kværner ASA gave NOK 2 billion in group contributions without tax consequences to Kværner Invest Norge AS, NOK 152 million in group contributions without tax consequences to Kværner Oil & Gas AS and NOK 452 million to subsidiaries of Aker Kværner AS.

Note 15 □ Long-term borrowings

Amounts in NOK millions	2003	2002
Long-term borrowings as at 1 January 2003	7,373	8,574
Repayments	- 378	-
Accruals / translation differences	- 27	- 1,201
Long-term borrowings as at 31 December 2003	**6,968**	**7,373**

Repayments of principal long-term borrowings (according to refinancing agreements of 8 January 2002):

2004	3,022
2011	3,946
	6,968

For information on interest rates, covenants and pledges, see notes to Consolidated Accounts.

Note 16 □ Short-term borrowings

Amounts in NOK millions	2003	2002
Interest-bearing payables to group companies	4,410	10,118
Interest-free payables to group companies	2,614	-
Short-term loans to group companies	**7,024**	**10,118**
Bank overdraft	415	488
External short-term borrowings	**415**	**488**
Total short-term borrowings	**7,439**	**10,606**

Aker Kværner ASA is the borrower in a group cash pooling system. Cash and bank overdraft on sub-accounts within the same group pooling system are netted in the balance sheet. Net sub-accounts in different group pooling systems are presented gross in the balance sheet. Of the total cash and bank balance on the balance sheet, NOK 109 million are deposits on bank sub-accounts that are part of a group cash pooling system. Of the total bank overdraft on the balance sheet, NOK 415 million are overdrafts on bank sub-accounts that are part of a group cash pooling system. Other Aker Kvaerner companies may have deposited or withdrawn amounts on such bank sub-accounts. The bank has at any time a right of set-off in respect of any debit balance on any sub-account, towards satisfaction of any credit balance on other sub-accounts, in which case any net overdraft represents Aker Kværner ASA's liability against the bank, as the borrower, with corresponding receivables and liabilities against the respective Aker Kvaerner companies.

Note 17 □ Guarantees

Amounts in NOK millions	2003	2002
Guarantees for Sea Launch loans	1 245	1 329
Parent company guaratees to group companies	25,066	21,469
Counter guarantees for bank/surety bonds	7,125	9,870
Total	33,436	32,668

In addition Aker Kværner ASA has guaranteed to contribute new equity to some subsidiaries and has liabilities under the purchase agreement for Kvaerner *Philadelphia Shipyard*.

Note 18 □ *RISK-regulation*

The RISK-regulation details the movement in the tax value of shares to Norwegian shareholders, as at 1 January each year they are as follows (amounts in NOK per share):

	Risk adjusted *for reverse split*	Risk *unadjusted*	Number of shares
2004	9.33	9.33	44,706,696
2003	-0.20	-0.01	894,133,916
2002	-4.00	-0.2	106,633,916
2001	6.40	0.32	106,633,916
2000	0.20	0.01	43,555,064
1999	102.80	5.14	43,555,064
1998	160.20	8.01	43,555,064
1997	-23.80	-1.19	43,555,064
1996	61.00	3.05	43,555,064
1995	6.80	0.34	43,555,064
1994	-71.40	-3.57	43,555,064
1993	-51.60	-2.58	43,555,064

The RISK-regulation balance at 1 January 2004 is an estimate.

In the column "risk adjusted for reverse split", historical risk figures are adjusted for the reverse share split in 2003 (see note 2). For shares sold after the reverse split on 19 May 2003 these values should be used when calculating risk for shares sold. Accordingly costs for shares acquired before 19 May should be multiplied by 20. For shares sold before 19 May, please use figures in the column "risk unadjusted".

Note 19 □ Contingent Events

A major part of the group's investment in Sea Launch is included in Aker Kværner ASA's accounts. See note 15 in the Consolidated Accounts for information on this issue.

KPMG

KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset - Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

Translation of the Norwegian Statutory Report to the Annual Shareholders' Meeting of Aker Kværner ASA

AUDITOR'S REPORT FOR 2003

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Aker Kværner ASA as of *31 December 2003, showing* a loss of NOK 828 million for the Parent Company and a loss of NOK 998 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and *disclosures in the financial statements. An audit* also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its *operations and its cash flows for the year then ended*, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Oslo, 27 February 2004
KPMG AS

Ole M. Klette
State Authorised Public Accountant (Norway)

Quarterly key figures

Revenue

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	1 621	1 614	1 416	1 616	6 267	1 612	1 483	1 479	1 628	6 202
MMO Europe	1 290	1 445	1 700	1 638	6 073	1 470	1 533	1 547	1 761	6 311
Subsea & Oilfield Products	2 066	1 817	1 688	1 967	7 538	1 533	1 792	1 509	1 942	6 776
Oil, Gas & Energy International	827	786	508	621	2 742	469	426	584	570	2 049
Oil & Gas total	**5 804**	**5 662**	**5 312**	**5 842**	**22 620**	**5 084**	**5 234**	**5 119**	**5 901**	**21 338**
Union Construction	874	800	569	597	2 840	363	367	308	507	1 545
Non Union Construction	137	156	251	257	801	167	195	186	208	756
Metals	289	333	379	345	1 346	344	296	317	411	1 368
Process	946	715	662	516	2 839	514	401	470	458	1 843
Engineering Services	450	435	398	272	1 555	388	373	369	515	1 645
Power	414	433	477	699	2 023	419	530	548	797	2 294
Pulping	280	284	223	200	987	203	388	344	453	1 388
Other	447	476	381	424	1 728	226	253	277	316	1 072
E&C total	**3 837**	**3 632**	**3 340**	**3 310**	**14 119**	**2 624**	**2 803**	**2 819**	**3 665**	**11 911**
Kvaerner Masa Yards	2 088	2 338	1 516	1 733	7 675	1 705	1 650	1 575	1 222	6 152
Kvaerner Philadelphia Ship.	0	0	0	678	678	121	185	181	93	580
Other	319	318	274	195	1 106	0	-8	-7	1	-14
Shipbuilding total	**2 407**	**2 656**	**1 790**	**2 606**	**9 459**	**1 826**	**1 827**	**1 749**	**1 316**	**6 718**
Other activities	**-1 816**	**-128**	**-324**	**-287**	**-2 555**	**-221**	**-236**	**-394**	**-130**	**-981**
Total	**10 232**	**11 822**	**10 118**	**11 471**	**43 643**	**9 313**	**9 628**	**9 293**	**10 752**	**38 986**

EBITA

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	55	60	90	48	253	32	21	66	107	226
MMO Europe	24	9	23	45	101	67	66	49	45	227
Subsea & Oilfield Products	90	114	102	98	404	68	62	79	71	280
Oil, Gas & Energy International	4	-7	-32	9	-26	-30	-38	-55	-35	-158
Oil&Gas Total	**173**	**176**	**183**	**200**	**732**	**137**	**111**	**139**	**188**	**575**
Union Construction	30	22	14	11	77	8	11	10	18	47
Non Union Construction	1	-46	16	14	-15	3	6	8	13	30
Metals	-27	-165	-5	9	-188	0	2	20	42	64
Process	5	-127	-28	-105	-255	0	-10	-12	-25	-47
Engineering Services	3	-17	11	-73	-76	2	6	1	-34	-25
Power	-16	-27	-22	-20	-85	8	-18	17	41	48
Pulping	15	15	21	6	57	17	41	22	38	118
Other	-17	-11	-6	35	1	-3	-2	12	12	19
E&C total	**-6**	**-356**	**1**	**-123**	**-484**	**35**	**36**	**78**	**105**	**254**
Kvaerner Masa Yards	138	198	165	128	629	136	252	187	121	696
Kvaerner Philadelphia Ship.	-22	-19	-55	-9	-105	-34	-440	-105	-149	-728
Other	21	7	-15	-7	6	0	0	0	0	0
Shipbuilding total	**137**	**186**	**95**	**112**	**530**	**102**	**-188**	**82**	**-28**	**-32**
Other activities	**-92**	**68**	**-25**	**-6**	**-55**	**-64***	**-84***	**-83***	**-60**	**-291***
Total	**212**	**74**	**254**	**183**	**723**	**210**	**-125**	**216**	**205**	**506**

* Before amortisation of pensions

EBIT before eceptional items

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	47	47	77	34	205	19	8	54	92	173
MMO Europe	6	-13	0	23	16	44	43	26	19	132
Subsea & Oilfield Products	80	102	90	81	353	55	50	66	54	225
Oil, Gas & Energy International	-2	-12	-37	4	-47	-34	-43	-59	-39	-175
Oil&Gas Total	**131**	**124**	**130**	**142**	**527**	**84**	**58**	**87**	**126**	**355**
Union Construction	29	21	13	11	74	7	11	9	18	45
Non Union Construction	1	-46	16	14	-15	3	6	8	13	30
Metals	-27	-166	-5	9	-189	0	2	20	42	64
Process	5	-127	-28	-105	-255	0	-10	-12	-26	-48
Engineering Services	3	-17	11	-73	-76	2	6	1	-35	-26
Power	-17	-28	-23	-21	-89	8	-18	17	40	47
Pulping	14	15	20	6	55	17	41	22	38	118
Other	-40	-34	-28	12	-90	-25	-26	-10	-10	-71
E&C total	**-32**	**-382**	**-24**	**-147**	**-585**	**12**	**12**	**55**	**80**	**159**
Kvaerner Masa Yards	138	198	165	128	629	136	252	187	121	696
Kvaerner Philadelphia Ship.	-22	-19	-55	-9	-105	-34	-440	-105	-149	-728
Other	21	7	-15	-7	6	0	0	0	0	0
Shipbuilding total	**137**	**186**	**95**	**112**	**530**	**102**	**-188**	**82**	**-28**	**-32**
Other activities	**-76**	**66**	**-27**	**-8**	**-45**	**-154**	**-174**	**-182**	**-66**	**-576**
Total	**160**	**-6**	**174**	**99**	**427**	**44**	**-292**	**42**	**112**	**-94**

Order Intake

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	4 929	936	443	1 019	7 327	2 245	453	2 195	2 418	7 311
MMO Europe	3 892	2 902	120	968	7 882	2 289	1 324	1 168	1 729	6 510
Subsea & Oilfield Products	2 815	1 693	1 434	1 555	7 497	1 600	2 838	1 514	1 514	7 466
Oil, Gas & Energy International	714	2 212	106	357	3 389	298	560	221	343	1 422
Oil&Gas Total	**12 350**	**7 743**	**2 103**	**3 899**	**26 095**	**6 432**	**5 175**	**5 098**	**6 004**	**22 709**
Union Construction	172	285	418	390	1 265	461	718	1 466	662	3 307
Non Union Construction	174	56	101	78	409	347	64	43	41	495
Metals	159	261	250	325	995	1 315	458	72	136	1 981
Process	1 073	620	507	224	2 424	306	919	293	347	1 865
Engineering Services	245	175	807	425	1 652	205	151	197	341	894
Power	797	689	147	139	1 772	926	733	868	1 664	4 191
Pulping	435	87	131	206	859	172	1 405	175	287	2 039
Other	605	480	328	300	1 713	474	334	290	486	1 584
E&C total	**3 660**	**2 653**	**2 689**	**2 087**	**11 089**	**4 206**	**4 782**	**3 404**	**3 964**	**16 356**
Kvaerner Masa Yards	80	129	0	2 357	2 566	70	36	4 745	582	5 433
Kvaerner Philadelphia Ship.	0	0	0	1 506	1 506	0	0	0	0	0
Other	46	20	11	1 595	1 672	0	-8	-6	0	-14
Shipbuilding total	**126**	**149**	**11**	**5 458**	**5 744**	**70**	**28**	**4 739**	**582**	**5 419**
Other activities	**199**	**-341**	**-331**	**-348**	**-821**	**-220**	**-303**	**-635**	**-364**	**-1 522**
Total	**16 335**	**10 204**	**4 472**	**11 096**	**42 107**	**10 488**	**9 682**	**12 606**	**10 186**	**42 962**

Order Backlog

Amounts in NOK millions	Q102	Q202	Q302	Q402	2002	Q103	Q203	Q303	Q403	2003
Field Development Europe	7 582	6 911	6 023	5 340	5 340	5 995	4 944	5 659	6 449	6 449
MMO Europe	8 953	9 984	8 700	8 029	8 029	8 871	8 691	8 302	8 283	8 283
Subsea & Oilfield Products	5 064	4 642	4 519	3 971	3 971	4 102	5 187	5 189	4 897	4 897
Oil, Gas & Energy International	1 415	2 624	2 530	1 751	1 751	1 782	1 948	1 528	1 272	1 272
Oil&Gas Total	**23 014**	**24 161**	**21 772**	**19 091**	**19 091**	**20 750**	**20 770**	**20 678**	**20 901**	**20 901**
Union Construction	2 961	1 982	1 800	1 466	1 466	1 640	1 997	2 797	3 094	3 094
Non Union Construction	1 098	846	706	498	498	707	567	408	230	230
Metals	1 682	1 361	1 231	1 120	1 120	2 187	2 356	1 279	980	980
Process	1 496	1 296	1 130	814	814	635	1 212	1 002	896	896
Engineering Services	2 210	1 764	2 188	2 240	2 240	2 105	1 962	1 753	1 609	1 609
Power	1 380	1 629	1 297	883	883	1 551	1 799	2 062	3 001	3 001
Pulping	886	559	402	418	418	452	1 541	1 359	1 177	1 177
Other	185	79	-93	-19	-19	195	329	378	517	517
E&C total	**11 898**	**9 516**	**8 661**	**7 420**	**7 420**	**9 472**	**11 763**	**11 038**	**11 504**	**11 504**
Kvaerner Masa Yards	10 823	8 146	6 594	7 029	7 029	5 870	4 449	7 716	7 302	7 302
Kvaerner Philadelphia Ship.	0	0	0	720	720	626	432	242	139	139
Other	1 101	767	507	0	0	0	-1	0	0	0
Shipbuilding total	**11 924**	**8 913**	**7 101**	**7 749**	**7 749**	**6 496**	**4 880**	**7 958**	**7 441**	**7 441**
Other activities	**659**	**678**	**449**	**320**	**320**	**-244**	**-83**	**-306**	**-563**	**-563**
Total	**47 495**	**43 268**	**37 983**	**34 580**	**34 580**	**36 474**	**37 330**	**39 368**	**39 283**	**39 283**

Shareholder issues

□ □ □ □

Shares and share capital

The company has 44,706,696 ordinary shares with a par value of NOK 20 (see note 3 to the consolidated accounts). On 31 December 2003 the company had 29,509 shareholders. Following the refinancing of the company in January 2002, restrictions were imposed on dividend payments and other forms of distribution to shareholders (see note 24 to the consolidated accounts for details). Aker Kvaerner has one class of share. Each share carries the right to one vote. The *Aker Kvaerner share increased in value* by 54 per cent in 2003, while the Oslo Stock Exchange rose by 48 per cent.

Listing

The company's shares are listed on the Oslo Stock Exchange. Aker Kvaerner also has an American Depositary Receipt (ADR) scheme in the USA, whereby the shares are represented and can be traded on the ADR market for unlisted securities. The ADRs are not listed on any exchange. Aker Kvaerner has entered into an ADR agreement with Morgan Guarantee Trust Company of New York, which regulates the terms of the scheme.

Investor relations

Aker Kvaerner wishes to maintain a good, open dialogue with its shareholders, analysts and the stock markets in general. The company makes regular presentations in important financial centres in Europe and the USA, as well as holding meetings with analysts and investors. Visitors to the company's website can register to receive news *about the company by email.* All the company's press releases are available on the website. Presentations, reports and historical data, the company's articles of association, a presentation of the development of the share capital, an updated financial calendar and other information relevant to the financial market can be downloaded. Shareholders can also contact the company's investor relations department – the e-mail address is ir@akerkvaerner.com.

Receive the next annual report electronically

Aker Kværner wishes to give its shareholders the opportunity to receive the annual report electronically. This requires access to the Norwegian Central Securities Depositary's investor services, which is available at http://www.vps.no/erapport.html. At VPS, all investors can have an overview of securities registered and registered transactions. In addition, tax assistance is available and automatic statements of realisation. Electronical change notifications is also available. (Applicable in Norway only)

RISK adjustment

Norway's tax regulations require Norwegian shareholders to adjust their tax basis cost upwards or downwards by the so-called RISK amount (the adjustment for tax purposes of shareholders' opening value by the change in taxed capital) when calculating taxable gains and losses. (See note 18 for a more detailed overview).

Financial calendar

Monday 1 March 2004:	**Year-end results 2003/ 4th Quarter 2003**
Friday 19 March 2004:	**Annual General Meeting**
Tuesday 18 May 2004:	**1st Quarter 2004**
Monday 16 August 2004:	**2nd Quarter 2004**
Monday 15 November 2004:	**3rd Quarter 2004**

The company reserves the right to change these dates.

Development of Aker Kværner ASA share price 2003

NOK



13
12
11
10
9
8
7
6
5
4
Jan. 03
Feb. 03
Mar. 03
Apr. 03
May 03
Jun. 03
Jul. 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03

Aker Kvaerner ASA's largest shareholders

According to the Norwegian Registry of Securities, the company's 20 largest shareholders as of 6 February 2004 were as follows.

Shareholder	Total shares	Percentage
Aker Maritime ASA	22,309,592	49.90 %
Skandinaviska Enskilda Banken	1,330,400	2.98 %
Folketrygdfondet	921,715	2.06 %
Bank of New York, Brussels branch	889,183	1.99 %
ABG Sundal Collier Norge	518,193	1.16 %
JPMorgan Chase Bank	392,230	0.88 %
Vital Forsikring ASA	391,385	0.88 %
Gambak	380,001	0.85 %
Gjensidige NOR Spareforsikring	374,363	0.84 %
Verdipapirfondet Avanse Norge	373,141	0.83 %
Investors Bank + Trust	341,236	0.76 %
UBS AG, London Branch	310,463	0.69 %
Bear Stearns Securities	282,846	0.63 %
DnB NOR Norge	227,266	0.51 %
JPMorgan Chase Bank	217,612	0.49 %
JPMorgan Chase Bank	203,596	0.46 %
State Street Bank & Trust	202,438	0.45 %
Mellon Bank AS	172,246	0.39 %
ABIF Aktiv	156,000	0.34 %
Stavanger Consulting Group	155,000	0.35 %
Other	14,557,790	32.56 %
Total	**44,706,696**	**100.00 %**

Market capitalisation, number of shareholders and number of shares adjusted for dilution effects

	2003	2002	2001	2000	1999
Market capitalisation as of 31 December (NOK million)	5,085	3,308	922	6,665	10,110
Dividend per share (NOK) [1]	0	0	0	0	0
Number of shareholders	29,509	33,564	26,970	18,883	17,409
Adjusted number of shares as of 31 December [1]	44,706,696	894,133,916	106,633,916	106,633,916	68,312,634
Average number of shares [1]	44,706,696	805,264,053	106,633,916	83,735,536	58,553,686

1) Adjusted for share split and for dilution effect of subscribed options and discounted issues (dividend issues)

An overview of the risk adjustment is available in note 18 to the Aker Kværner ASA accounts.

Board of Directors and Executive Management Team

Board of Directors of Aker Kværner ASA

- Kjell Inge Røkke, Chairman
- Reidar Lund, Deputy Chairman
- Bjørn Flatgård, Director
- Yngve Hågensen, Director
- Lone Fønss Schrøder, Director
- Bernt Kilnes, Director, employees' representative
- Eldar Myhre, Director, employees' representative
- Atle Tranøy, Director, employees' representative
- Kate Rodin, attending deputy director

Group Executive Team

- Helge Lund, Group President & CEO
- Finn Berg Jacobsen, Group Executive Vice President, Chief of Staff & acting CFO
- Jon Erik Reinhardsen, Group Executive Vice President

Executive Management Team

- Helge Lund, Group President & CEO
- Finn Berg Jacobsen, Group Executive Vice President, Chief of Staff & acting CFO
- Jon Erik Reinhardsen, Group Executive Vice President
- Simen Lieungh, Executive Vice President Field Development Europe
- Torleif Gram, Executive Vice President MMO Europe
- Raymond Carlsen, Executive Vice President Subsea
- Mads Andersen, Executive Vice President Products & Techonogy
- Gary Mandel, Executive Vice President Oil, Gas, Process & Energy
- Jarle Tautra, Executive Vice President E&C Europe
- Karl Erik Kjelstad, President & CEO, Aker Kværner Yards AS

Typesetting and print: Kampen Grafisk AS

AKER KVÆRNER™

Aker Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker, Norway
Tel: +47 67 51 30 00
Fax: +47 67 51 30 10
www.akerkvaerner.com

Appendix 2 Aker Kværner ASA articles of association

VEDTEKTER FOR AKER KVÆRNER ASA

(Siste endret på ekstraordinær generalforsamling 19. mars 2004)

§1

Selskapet er et allmennaksjeselskap. Selskapets navn er Aker Kværner ASA.

§ 2

Selskapets forretningskontor er i Bærum kommune

§ 3

Selskapets formål er å eie eller drive industri- og annen tilknyttet virksomhet, forvaltning av kapital og andre funksjoner for konsernet, samt delta i eller overta annen virksomhet.

§ 4

Selskapets aksjekapital er NOK 388,753,880, fordelt på 38,875,388 aksjer hver pålydende NOK 10. Selskapets aksjer skal være registrert i Verdipapirsentralen.

§ 5

Selskapets styre skal ha fra 6 – 10 medlemmer, hvorav 1/3 velges av og blant de ansatte i selskapene i Aker Kværner – konsernet. Det kan velges inntil 3 aksjonærvalgte varamenn årlig.

§ 6

Selskapet skal ha en valgkomite bestående av minst 3 medlemmer som skal velges av generalforsamlingen. Valgkomiteen skal forberede valg av styremedlemmer. Generalforsamlingen kan vedta instruks for valgkomiteens arbeid.

§ 7

Selskapets firma tegnes av styrets formann alene eller to styremedlemmer i fellesskap, hvorav minst ett må være aksjonærvalgt.

§ 8

Selskapet skal ikke ha mer enn en daglig leder.

§ 9

Selskapets generalforsamling skal innkalles ved skriftlig henvendelse til alle aksjonærer med kjent adresse med minst to (2) ukers varsel. Innkalling til generalforsmaling skal så snart som praktisk mulig etter utsendelse annonseres i minst én riksdekkende avis. Selskapet kan i innkallingen angi en frist for påmelding som ikke må utløpe tidligere enn fem (5) dager før generalforsamlingen. Generalforsamlingen ledes av styrets formann eller den han oppnevner. På den ordinære generalforsamling skal følgende spørsmål behandles og avgjøres:

a) Godkjennelse av årsregnskap og årsberetning, herunder utdeling av utbytte.

b) Andre saker som etter lov eller vedtekter hører under generalforsamlingen.

Generalforsamlingen kan holdes i Oslo.

Appendix 3 Summary of certain significant differences between US GAAP and Norwegian GAAP

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN U.S. GAAP AND NORWEGIAN GAAP

The Group's annual and interim financial statements are prepared in accordance with generally accepted accounting principals in Norway ("Norwegian GAAP"). Norwegian GAAP differs in certain aspects from generally accepted accounting principles in the *United States* ("U.S. GAAP").

The following paragraphs summarize certain differences between Norwegian GAAP and U.S. GAAP that could be significant to the presentation of the Group's financial position and results of operations as of the years ending 31 December 2003, 2002 and 2001. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather is a listing of potential differences in accounting principles related to the combined financial statements of the Group. The summary is based on Norwegian GAAP and U.S.GAAP standards in force as of 31 December 2003. No assurances can be given that the differences described below would give rise to the most material differences between the Group's financial statements were they to have been prepared under U.S. GAAP. In addition, it is not possible to estimate the net effect that applying U.S. GAAP would have on the Group's financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in the Prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of U.S. GAAP would be materially different from the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all of the differences that exist between Norwegian GAAP and U.S. GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented *in the* Prospectus. No attempt has been made to identify differences between future/expected Norwegian GAAP and future/expected U.S. GAAP.

Developments in Standards

The organizations that promulgate U.S. GAAP have ongoing projects that could have a significant impact on future comparisons between U.S. GAAP and Norwegian GAAP. For example, U.S. Statements on Financial Accounting Standards (SFAS) No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and Financial Interpretation No. 46 (Revised December 2003) "Consolidation of Variable *Interest Entities*" issued *in* 2003 with effective dates after June 30, 2003, for calendar year companies, could result in further significant differences between U.S. GAAP and Norwegian GAAP. Furthermore, certain U.S. standards, in particular SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" were issued in 2001 or 2002 and are therefore not effective for the entire period for which comparatives are presented.

Differences in Accounting Principles

Business Combinations

According to U.S. GAAP, business combinations are required to be accounted for by the purchase method. The pooling-of-interests method is not allowed under U.S. GAAP. According to Norwegian GAAP, business combinations in which no acquiring party can be identified should be accounted for by the pooling-of-interests method.

Earlier Norwegian legislation, in force up to 1998, allowed for *all* mergers, regardless of substance, *to* be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

According to Norwegian GAAP, assets and liabilities other than goodwill are measured at their fair values as of the date of acquisition and the minority interest is stated at the minority's proportion of the fair value. According to U.S. GAAP, the acquirer's interest in the assets and liabilities is measured at fair value and the minority's proportion is measured at pre-acquisition carrying amounts.

The rules regulating recognition of restructuring provisions at the date of acquisition are more flexible under Norwegian GAAP than U.S. GAAP and under certain circumstances provisions recognized according to Norwegian GAAP are not allowed under U.S. GAAP.

Negative Goodwill

Negative goodwill is the excess that arises when the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity. Under U.S. GAAP, negative goodwill should be allocated to reduce proportionately the values assigned to the acquired assets, including research and development assets acquired and charged to expense, except (a) financial assets other than equity accounted investments, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post-retirement benefit plans, and (e) any other current assets. Any remainder should be recognized as an extraordinary gain.

Under Norwegian GAAP, negative goodwill should be classified as goodwill (reduction of asset) and amortized systematically over the average life of tangible fixed assets, unless it can be assigned to expected future losses or restructuring expenses that do not qualify for recognition at acquisition. Such negative goodwill should be amortized when these losses or expenses are incurred.

Goodwill and Identifiable Intangibles

According to U.S. GAAP, goodwill and indefinite lived intangible assets are not amortized. Goodwill and *intangible assets that have indefinite useful lives must* be tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives, but without the constraint of an arbitrary ceiling.

Under Norwegian GAAP, goodwill and intangible assets are amortized, with no limitation as to the amortization period. However, amortization of goodwill or intangible assets of more than 20 years is unusual.

Transactions among Enterprises under Common Control

Under U.S. GAAP the accounting for transactions between entities under common control accounted on a historical cost basis.

Under Norwegian GAAP, although no specific rules exist and accounting practice varies, the uniting of interest accounting is in many circumstances used for transactions where no transaction for accounting purposes has occurred (e.g. business combinations among enterprises with identical owners and transactions between companies under common control to reorganise the group structure, etc).

Joint Ventures

Under U.S. GAAP, joint ventures should be accounted for by the equity method.

Under Norwegian GAAP, joint ventures should be accounted for by the equity method or the proportional method. Under the proportional method, assets, liabilities, equity, income and expenses are consolidated line-by-line on a proportional basis. The proportional method is used for the Group's joint ventures.

Financial Instruments

According to Norwegian GAAP, fair value accounting for financial investments is limited to current financial assets *that are part of a trading portfolio. In practice, only a* few companies are considered to have trading portfolios and financial investments are to a great extent accounted for at the lower-of-cost-or-market.

Under U.S. GAAP, readily marketable securities are classified into one of the following three categories: "trading securities" which are valued at fair market value with unrealized gains and losses recognized in the current period income statement; "available-for-sale securities" which are valued at fair market value with unrealised gains and losses being taken to equity (*i.e. not currently recognized in the income statement); and* "held-to-maturity securities" which are valued at cost.

Under Norwegian GAAP there are no specific rules for the accounting treatment of changes in liabilities due to restructuring or refinancing on substantially modified terms and accounting practice varies.

Under U.S. GAAP, where a liability is restructured or refinanced on substantially modified terms it is accounted for as an extinguishment of the old debt, with a consequent gain or loss; the new debt is recognised at fair value. The terms are taken to be substantially modified where the net present value under the new terms differs by more than 10 per cent from that of the remaining payments under the old terms. Depending upon the facts and circumstances, other differences could also result.

Hedge Accounting

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently, amended by SFAS No. 137, SFAS No. 138, SFAS No. 149 and SFAS No 150. SFAS No. 133 is mandatory for all fiscal quarters of all fiscal years beginning after June 15, 2000.

SFAS No. 133 must be applied to derivative instruments, including certain derivative instruments embedded in other contracts. It requires that such instruments be recognized in the balance sheet as either an asset or liability and measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless special hedge accounting criteria are met, including preparation of detailed documentation supporting the decision to apply hedge accounting

SFAS No. 133 allows special hedge accounting for fair value and cash flow hedges. SFAS No. 133 requires that the gain or loss on the fair market value of a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting gain or loss on the fair market value of the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. SFAS No. 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss (i.e. the ineffective portion), if any, must be recognized currently in earnings. Any portion of a change in the fair value of a derivative that qualifies as a cash flow hedge, which the issuer has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, must be recorded immediately in earnings.

Under Norwegian GAAP, no specific accounting standards regarding the accounting recognition for financial instruments exist and, unless used in hedging, cost accounting should be applied.

Foreign Currency Translation

Under U.S. GAAP, the profit and loss account of a foreign subsidiary whose functional currency is different from that of the parent is translated at an appropriate weighted average exchange rate.

Under Norwegian GAAP, the profit and loss accounts of foreign subsidiaries that are regarded as an integral part of the parent company's activities are translated at the average exchange rate for the year, except for the cost of materials and depreciation, which are translated at the rate on the transaction date.

Revenues

Under Norwegian GAAP, revenue is recognized when earned.

Under U.S. GAAP, revenue is realized or realizable and earned when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

Construction Contracts

Under Norwegian GAAP general overheads can be capitalised as part of the contract costs.

U.S. GAAP only permits the capitalisation of overheads that are directly attributable to the contract.

Under Norwegian GAAP, the completed-contract method is not allowed.

U.S GAAP allows the use of the completed-contract method.

Property, Plant and Equipment - Revaluation

Under both Norwegian GAAP and U.S. GAAP, a revaluation of fixed assets is not permitted. Until 1998, revaluation was permitted under Norwegian GAAP. Our financial statements have not been restated for the effect, if any, of revaluations of previous years.

Investment Properties

See comments under Property, Plant and Equipment – Revaluation

Impairment of Fixed Assets

Under U.S. GAAP an impairment charge for asset to be held and used is recognised if it's carrying is higher than its related future undiscounted cash flows. The amount of an impairment loss is measured comparing the carrying amount to fair value, which is usually determined using discounted expected future cash flows.

Under Norwegian GAAP, impairment testing is required where there is an indication of a possible impairment, e.g. adverse changes in the business or regulatory environment or in performance. An impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its net selling price and value in use (net present value of future cash flows); this excess is the amount of the impairment loss.

Under U.S. GAAP reversals of impairments are prohibited (other than for assets to be disposed of by sale).

Under Norwegian GAAP, an enterprise should assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist or may have decreased. If any such indications exist the enterprise should estimate the recoverable amount. If the recoverable amount exceeds the asset's carrying amount the impairment loss should be reversed.

Research and Development Costs

U.S. GAAP requires the immediate expense recognition of all research and development costs. Specific exceptions apply related to the development of computer software costs.

Norwegian GAAP allows research and development costs that comply with certain criteria to be capitalized and amortized over the estimated useful life; however, immediate expense recognition is common.

Dividends

Under U.S. GAAP, dividends are not recognized as liabilities until declared. Under Norwegian GAAP, proposed dividends are usually recognized as liabilities.

Under the Norwegian Companies Act, dividends are payable out of annual and retained earnings. The amount of dividends is subject to approval by the shareholders at a general meeting, following the fiscal year to which the dividends relate.

Leasing Arrangements

Both U.S. GAAP and Norwegian GAAP differentiate between operating and capital leases.

Under U.S. GAAP, leases are capitalized if they meet any one of the four very specific criteria of SFAS No. 13 "Accounting for Leases".

The same general criteria are applied under Norwegian GAAP, but the substance of the lease agreement will determine the accounting practice applied. Further differences between U.S. GAAP and Norwegian GAAP may occur regarding sale and leaseback transactions.

Pensions

Under U.S. GAAP, the determination of pension costs for defined benefit pension plans is made pursuant to SFAS No. 87 "Employers Accounting for Pensions".

Under Norwegian GAAP, the accounting standard for retirement benefit costs has to be applied.

Both U.S. GAAP and Norwegian GAAP require the recognition of the net pension benefit obligation, although U.S. GAAP and Norwegian GAAP may differ significantly in relation to matters such as actuarial assumptions and the treatment of actuarial gains. In addition, Norwegian GAAP does not require the recognition of a minimum pension liability to the extent a plan's net assets are exceeded by its accumulated benefit obligation.

Income Taxes

Under U.S. GAAP, deferred tax assets and deferred tax liabilities are classified as current and non-current, on the basis of the assets and liabilities to which they relate. Under Norwegian GAAP, deferred tax assets and liabilities are always shown as on a net basis as either a noncurrent deferred tax asset or a non-current deferred tax liability.

Under Norwegian GAAP, deferred tax assets and liabilities arising from business combinations can be recorded at their present value. Under U.S. GAAP, discounting of deferred tax assets and liabilities is not permitted.

Capitalisation of Borrowing Costs

Under Norwegian GAAP and U.S. GAAP, borrowing costs related to the construction of certain assets should be capitalized. However, the borrowing costs include exchange rate differences from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs according to Norwegian GAAP, but not under U.S. GAAP.

Restructuring Provisions

Under Norwegian GAAP a restructuring provision can only be recognised if the main features of the restructuring plan has been developed and announced on or before the date of acquisition; the restructuring costs must be identified and specified in a restructuring plan; and the plan must be in place within three months of the acquisition. Further, it is permitted to take into account anticipated gains from the expected disposals of assets when estimating a restructuring provision if the disposal is an integral part of the restructuring plan.

Under U.S. GAAP the employee termination plans must be evaluated as to whether they qualify as one-time termination benefits or ongoing termination benefits. Norwegian GAAP does not make the distinction between ongoing and one-time benefit arrangements. One-time employee termination costs may be accrued only if they meet the following criteria:

- Prior to the date of the financial statements management approves and commits the company to a termination plan;
- the exit plan identifies all significant actions to be taken to complete the plan, including the number of employees, their job classifications or functions and locations and the expected date of completion; and
- The plan establishes the terms of the benefit arrangement, including he benefits employees with receive upon termination in sufficient detail to enable employees to determine the type and amount of benefits they will received if they are involuntarily terminated.
- actions required to complete the plan indicate that it is unlikely that significant changes will be made or that the plan will be withdrawn

The future services to be provided by employees impacted by such plans will impact cost recognition. Termination costs related to ongoing plans are recognized when they are probable and reasonably estimable.

Under U.S. GAAP, accruals for excess facilities can only be recognized when a facility is vacated. Measurement must include the estimated potential sublease income even if a company has no intention of subleasing.

Under Norwegian GAAP, accruals for excess facilities are generally recorded when a company no longer intends to use the facility. Norwegian GAAP does not require consideration of estimated sublease income in cases where a company does not intend to sublease.

Under Norwegian GAAP, it is possible to account for the restructuring accruals in the acquiring company as well as in the acquired company in connection with business combinations.

Under U.S. GAAP, only restructuring accruals in the acquired company can be recorded as part of the purchase price

Inventories

Under U.S. GAAP, the acceptable methods of costing inventory are FIFO, LIFO, weighted moving average and specific identification. Inventory valuation must be recognized at the lower-of-cost-or-market value where market is generally defined as net realizable value.

Under Norwegian GAAP, inventory values are measured at the lower of historic cost or fair market value based on the FIFO method. LIFO is not allowed under Norwegian GAAP.

Classification of Minority Interest

Under U.S. GAAP, minority interest should be presented as a separate item between liabilities and shareholders' equity. The minority share of income for the year is subtracted when arriving at net income. Under Norwegian GAAP, minority interests are classified as a part of shareholders' equity. Net income for the year includes the minority share of income.

Changes in Accounting Policy

Under U.S. GAAP, the effect of a change in accounting policy is generally reflected as a cumulative adjustment to current year net income and comparatives are not restated. There are certain specific exceptions where restatement is required for certain changes. According to Norwegian GAAP, changes in accounting policies require restatement of prior periods if the effect is material.

Asset Retirement Obligations

Under U.S. GAAP, an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The entity should capitalize an asset retirement cost as an addition to the carrying amount of the related long-lived asset and allocate the cost to expense using a systematic and rational method over its useful life. An asset retirement obligation is a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. Subsequent changes resulting from revisions to the timing or amount of the original estimate of the fair value of the liability should be recognized.

Under Norwegian GAAP, asset retirement or decommissioning costs are those costs that arise from plant and equipment that have to be dismantled at the end of their life. Norwegian GAAP allows for three possible accounting treatments, with the third listed as the preferred alternative: (1) Gradually build the provision over the estimated economic life of the installation; (2) The present value of the decommissioning costs is taken into the depreciation plan so that the carrying value at the end of the economic life is negative; or (3) The present value of the decommissioning costs is added to the corresponding asset's cost and a corresponding contingency is made.

Differences in Presentations

Classification of Long-term Debt

Under U.S. GAAP, amounts that are due or payable within one year of the reporting date are reclassified as a current liability.

The same treatment is allowed under Norwegian GAAP, but reclassification is not mandatory.

Income Statement Presentation

Under Norwegian GAAP, the income statement must be presented according to a classification of expenses by nature.

Under U.S. GAAP, classification of expenses by function is required.

Statement of Comprehensive Income

Under Norwegian GAAP a reconciliation of changes in equity must be shown in the notes to the financial statements and not as a separate statement. A statement of recognised gains and losses may be shown as a separate statement, but is not required.

U.S. GAAP requires presentation of a statement summarising all non-owner movements in equity. Under U.S. GAAP this is the statement of comprehensive income, which is required to be presented either as a separate primary statement or together with the income statement, or with the statement of changes in shareholders' equity if that is presented as a primary statement.

39/SFAS133. However, the overall effect is that the Norwegian practice for hedge accounting varies and is applied more freely than under IFRS, although changes in the fair value of hedging instruments normally are deferred. Also the accounting for embedded derivatives varies.

IFRS sets out specific conditions that apply for hedge relationships to qualify for hedge accounting. These conditions *may be different and to some extent stricter than the accounting practice in Norway.*

Norwegian GAAP does not categorise the various types of hedges.

Under IFRS hedges fall into three categories:

- Fair value hedges
- Cash flow hedges
- Net investment hedges

Cash flow hedges
Under Norwegian GAAP, when hedging future transactions, changes in the fair values of the hedging instruments normally would be deferred.

Under IFRS the hedging instrument is stated at fair value with changes therein, related to the effective portion of the hedging instrument, taken directly to equity immediately. Any hedge ineffectiveness is recorded in the income statement. The effective portion of the hedging instrument is later recycled out of equity when the future transaction either:

- results in a recognised asset or liability, in which case the amount accumulated in equity is recognised as an adjustment to the carrying amount of that asset or liability; or
- otherwise affects the income statement, in which case the amount accumulated in equity is recognised in the income statement

Foreign Currency Translation

Under Norwegian GAAP monetary items may be measured in foreign currency at the balance sheet date before being translated using the exchange rate at the balance sheet date.

Under IFRS monetary items are translated at the exchange rate at the balance sheet date.

Under Norwegian GAAP the financial statements of a foreign entity in a hyperinflationary economy may be measured as if its functional currency were its parent's reporting currency.

Under IFRS, before translating the financial statements of a foreign enterprise whose measurement currency is hyperinflationary, the financial statements are restated in terms of the measuring unit current at the balance sheet date (i.e. the current purchasing power concept is used). It is not an acceptable alternative for the financial statements of the subsidiary to be kept in a non-hyperinflationary currency unless that currency is the subsidiary's measurement currency. After restatement all items in the financial statements are translated using the closing rates.

Construction Contracts

Although there are no material differences between Norwegian GAAP and IFRS in relation to the accounting treatment of construction contracts, there are some subtle differences which may result in differences in accounting treatment. Some of those differences are described below.

Under the group accounting principles contract bonuses and incentive payments are included in contract revenue what it is "highly probable that the specified performance standards will be met…" whereas IFRS uses "probable" (as opposed to "highly probable") as a criteria for revenue recognition. Depending on how this is practiced the treatment under the Group accounting principles may be more conservative than IFRS.

Under Norwegian GAAP a contract that covers a number of assets, the construction of each asset may be treated as a separate contract when:

- separate proposals have been submitted for each asset;
- each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset; and
- the costs and revenues of each asset can be identified

Under IFRS such contracts must be accounted for as separate contracts.

Under Norwegian GAAP a group of contracts, whether with a single customer or with several customers, may be treated as a single construction contract when:

- the group of contracts is negotiated as a single package;
- the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin; and
- the contracts are performed concurrently or in continuous sequence.

Under IFRS such contracts must be grouped and accounted for as one single contract.

Under Norwegian GAAP borrowing costs should be capitalised if such costs are significant.

Under IFRS borrowing costs may be capitalised.

Property, Plant and Equipment

Component Accounting
There is no specific requirement under Norwegian GAAP to apply component accounting and accounting practice varies. Some enterprises accrue major overhaul and periodic maintenance costs over the period between overhauls / maintenance work.

Under IFRS *there is a requirement to* allocate the total expenditure on a fixed asset to its component parts and account for each component separately. This is the case when the component assets have different useful lives or provide benefits to the enterprise in a different pattern thus necessitating use of different depreciation rates and methods.

*Initial Measurement*Under Norwegian GAAP interest incurred must be capitalised as part of the cost of property, plant and equipment.

IFRS gives a choice to either expense interest as incurred or capitalise as part of the asset.

Measurement Subsequent to Initial Recognition
Under IFRS there are two possible approaches to measurement of property, plants and equipment subsequent to initial recognition. The benchmark treatment requires an asset to be carried at cost less accumulated depreciation and impairment. Under the alternative treatment, revaluation of fixes assets at fair value is permitted, and the highest and best use to determine fair value of the asset may be utilised. Such revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The increase of the carrying amount of an asset as a result of a revaluation must be credited directly to equity under revaluation surplus, unless it reverses a revaluation decrease for the same assets that was previously recognised as an expense. In such a case, the increase must be recognised in the income statement. A revaluation decrease must be charged directly against any related revaluation surplus for the same asset, with any excess being recognised as an expense. An entity must assess annually whether there are any indications that assets

may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognised in the income statement when an asset's carrying amount exceeds its recoverable amount.

Under Norwegian GAAP revaluations of fixed assets is not permitted.

Until 1998, revaluation was permitted under Norwegian GAAP. Our financial statements have not been restated for the effect, if any, of revaluations of previous years.

Investment Properties

Under Norwegian GAAP investment property is accounted for as property, plant and equipment, and revaluation to fair value is not permitted. There is no specific accounting standard regarding investment property. The general measurement principles in the accounting act regulate the accounting treatment. Measurement, recognition, revaluation and depreciation are accounted for in the same manner as property, plant and equipment.
There is no requirement to disclose the fair value of investment property.

Under IFRS investment properties are land and buildings held for rental income and/or capital appreciation rather than for own use or for sale in the ordinary course of business. Either they all may be treated as property, plant and equipment or they all may be stated at fair value and not depreciated, with changes in fair value flowing through the income statement. Where an enterprise elects to carry investment property at fair value, but the fair value of an individual property cannot be determined reliably at the date of its initial recognition, that investment property is treated as property, plant and equipment until the date of its disposal.

Where investment property is accounted for in the same way as property, plant and equipment, the fair value of the property must be disclosed.

Impairment of Fixed Assets

The accounting for impairment of fixed assets is similar under IFRS and Norwegian GAAP. However, the current Norwegian GAAP standard has only been in effect for accounting periods beginning on or after 1 January 2003 (with earlier application permitted). The previous Norwegian GAAP method was similar to U.S. GAAP, using nominal cash flows to test whether an asset may be impaired. As both IFRS and the new Norwegian GAAP standard use indicators (external and internal) to test whether an asset may be impaired, this may result in earlier recognition of impairment provisions under new Norwegian GAAP and IFRS.

Research and Development Costs

Under Norwegian GAAP research and development costs can be either capitalised or expensed as incurred. Therefore research and development costs may be expensed even if they meet the capitalisation criteria. If costs are capitalised, this treatment must be applied consistently for all such costs.

Under IFRS research costs must be expensed as incurred whilst development costs must be capitalised given that certain criteria are met.

Dividends

Under Norwegian GAAP dividends are recognised as a liability as soon as they are proposed, i.e. they are accounted for in the period to which they pertain and not in the period in which they are declared. Dividends are presented on the face of the income statement.

Under IFRS dividends are not recognised as a liability until they are declared.

Leasing Arrangements

Accounting for leases under IFRS is not materially different from Norwegian GAAP. However, under Norwegian GAAP lessee should recognise finance leases as assets and liabilities at amounts equal at the inception of the lease at the present value of the minimum lease payments even if the fair value of the leased asset is lower. Also, in determining the present value, there is a choice between using the interest rate implicit in the lease and using the lessee's incremental borrowing rate.

Under IFRS the lessee should recognise finance leases as assets and liabilities at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In determining the present value the discount factor is the interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate should be used.

Unlike IFRS, Norwegian GAAP does not regulate the accounting treatment by lessors.

Pensions

The accounting for defined benefit plans is similar under IFRS and Norwegian GAAP. However there are some differences that may have significant impact and which are described below.

Under Norwegian GAAP a long-term risk-free interest rate may be used to discount plan liabilities.

Under IFRS the discount rate should be determined by reference to market yields at the balance sheet date on high quality corporate bonds, alternatively, in markets where there is no deep market in such bonds, the market yields on government bonds should be used.

Under Norwegian GAAP the effect of implementing the accounting for defined benefit plans may be posted directly to equity in the opening balance sheet. Alternatively, a minimum net liability may be recognised immediately, and the remaining liability is distributed over the average expected remaining working lives or shorter.

Under IFRS the effect of implementing the accounting for defined benefit plans may be expensed immediately or expensed on a straight-line basis over five years.

Under Norwegian GAAP there is no asset ceiling test. However net pension assets may only be recognized in the balance sheet if it can be made probable that the assets will be utilised in the future.

Under IFRS there is an assets ceiling test to ensure that a gain is not being recognised solely as a result of an actuarial loss or past service cost in the period or in a loss being recognised solely as a result of an actuarial gain in the period.

Income Taxes

Under Norwegian GAAP a deferred tax liability or a deferred tax asset is recognised in full for all taxable temporary differences, irrespective of the probability of the difference crystallizing.

Under IFRS, there are exceptions to recognising taxable temporary differences.

Under Norwegian GAAP there is in general no discounting. However, deferred tax on excess values may be discounted.

Appendix 4 Summary of certain significant differences between IFRS and Norwegian GAAP

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND NORWEGIAN GAAP

International Financial Reporting Standards (IFRS) from 2005

In June 2002, the Council of Ministers of the European Union adopted a regulation requiring all listed EU companies to apply International Financial Reporting Standards (IFRS) in their consolidated financial statements for financial years starting on or after 1 January 2005. Countries may permit or require use of IFRS by unlisted companies or for statutory financial statements. Furthermore, a number of European national governments have proposed that banks and insurance companies also adopt IFRS. All IAS's except IAS 32 and IAS 39 have recently been endorsed by EU. In addition, The Committee of European Securities Regulators ("CESR") has recently issued a recommendation that the financial statements for 2003 should include a description of the areas where the company expects IFRS to have significant impact, that the financial statements for 2004 should quantify the significant effects and that the interim reporting for 2005 should be based on IFRS, with comparable information for 2004. Oslo Stock Exchange has recently issued a circular in which they state that Norwegian group accounts need to present two years of comparative information. However the earliest period presented need not be restated on the basis of IFRS.

The Group's annual and interim financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Norwegian GAAP differs in certain aspects from IFRS.

The following paragraphs summarize certain differences between Norwegian GAAP and IFRS that could be significant to the presentation of the Group's financial position and results of operations as of the years ended 31 December 2003, 2002 and 2001. However, this summary does not purport to provide a comprehensive analysis, including quantification, of such differences but rather is a listing of potential differences in accounting principles related to the combined financial statements of the Group. The summary is based on Norwegian GAAP and IAS standards in force as of 31 December 2003. No assurances can be given that the differences described below would give rise to the most material differences between the Group's financial statements were they to have been prepared under IFRS. In addition, it is not possible to estimate the net effect that applying IFRS would have on the Group's financial position or results of operations, or any component thereof, in any of the presentations of financial information that have been included in the Prospectus. However, the effect of such differences may be, individually or in the aggregate, material and, in particular, it may be that the amounts of net income and shareholders' equity prepared on the basis of IFRS would be materially different from the amounts of net income and shareholders' equity prepared on the basis of Norwegian GAAP. The following summary may not include all of the differences that exist between Norwegian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the Prospectus. No attempt has been made to identify differences between future/expected Norwegian GAAP and future/expected IFRS.

The Difference is in the Details

The Norwegian Accounting Standards Board ("NRS") has been "harmonising" with IASB (International Accounting Standards Board) standards for the last years, and as a result, some standards appear to be very similar. However, the extent of actual differences (particularly in the detail) between the Norwegian version of the standards and the original IASB standard should not be underestimated. In addition, IASB covers areas that are not covered by NRS. Whilst some of the changes/areas will be subtle and will not affect every Norwegian entity, there are a number of significant differences that will affect most entities.

Developments in Standards

The Norwegian Accounting Act has to be changed to enable the use of IFRS. A proposal for such changes was presented in August 2003, and according to this proposal, NOU 2003:23 Evaluering av regnskapsloven, the Norwegian translation of all IAS/IFRS's should be the basis for the consolidated accounts for all listed companies. The company accounts should be prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Based on the NOU, it is expected that it will be possible to prepare company accounts that are more or less identical to IFRS. However, it will also be possible to choose options bringing the company accounts away from the IFRS's. The Norwegian accounting standards will, in general, be harmonised with IAS/IFRS, but will most likely contain options. The revised Norwegian accounting law is expected to come into force from 1 January 2005.

The organizations that promulgate IFRS have ongoing projects that could have a significant impact on future comparisons between IFRS and Norwegian GAAP and which could result in further significant differences between IFRS and Norwegian GAAP.

Differences in Accounting principles

Business Combinations

Under IFRS, business combinations are almost always accounted for as acquisitions and they require that the purchase method of accounting is used to portray the financial effect of an acquisition. IFRS severely restricts the circumstances in which transactions can be recognised as uniting of interests. Specific IFRS guidance about business combinations excludes from its scope transactions among entities under common control.

In addition to business combinations included in the IFRS scope, Norwegian GAAP also describes how to account for business combinations among enterprises under common control or business combinations among enterprises with identical owners.

Earlier Norwegian legislation, in force up to 1998, allowed for all mergers, regardless of substance, to be accounted for under the pooling-of-interests method in Norway. Our financial statements have not been restated for the effect, if any, of accounting for acquisitions as pooling-of-interest combinations.

Under Norwegian GAAP the following criteria, which are slightly different from those of IFRS, are used to identify whether a business combination should be accounted for as uniting of interests:

- *Share for share:* At least 90 percent of the voting common shares of the combining enterprises are exchanged for shares rather than cash.
- *Value of share capital:* The nominal value of share capital issued must not be greater than the book value of acquired assets and liabilities.
- *Relative size:* Like IFRS the fair values of the parties must not be significantly different. However, NGAAP states specifically that the effect of transactions that occurred prior to the business combination and which were entered into for the purpose of fulfilling the relative size criteria should be excluded when evaluating the relative sizes. In addition, the relative sizes should be within a 48 percent / 52 percent ratio.

Other business combinations must be accounted for using purchase accounting.

Date of Acquisition

Under Norwegian GAAP the valuation of the acquired assets and liabilities may be based on values at the agreement date. The date which effective control is transferred, can also be used. The agreement date usually is the date on which the Board of Directors approve the business combination, or the date on which the letter of intent is announced. The profit or loss earned by the acquiree during the period between the agreement date and the date for transfer of control should be booked directly to equity in the consolidated financial statements.

Under IFRS the date which effective control is transferred must be used.

Cost of Acquisition

Under Norwegian GAAP the cost of acquisition can be determined at the agreement date, or at the date on which effective control is transferred to the acquirer. The method of determining the cost of acquisition is consistent with IFRS except for the following:

- The cost of issuing equity securities must be deducted from equity as a reduction to paid-in capital.
- Internal costs are not included in acquisition costs.

Negative Goodwill

The treatment of negative goodwill is similar under IFRS and Norwegian GAAP. However, it if expected that the accounting treatment of negative goodwill will change under IFRS in the future.

Goodwill

Under Norwegian GAAP, goodwill arising on acquisition of investments in subsidiaries is capitalised and amortised over its useful life, usually less than 20 years.

Under IFRS, there is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In certain limited cases goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortisation is still mandatory and the reasons for rebutting the 20-year maximum useful life presumption must be disclosed.

In the future, it is expected that IFRS will not allow amortization of goodwill. Instead an impairment test will have to be carried out annually, regardless of whether there is any indication that the goodwill is impaired.

Transactions among Enterprises under Common Control

Under IFRS the accounting for transactions under common control is not specified, and practice varies.

Under Norwegian GAAP, although no specific rules exist and accounting practice varies, the uniting of interest accounting is in many circumstances used for transactions where no transaction for accounting purposes has occurred (e.g. business combinations among enterprises with identical owners and transactions between companies under common control to reorganise the group structure, etc).

Joint Ventures

There are no material differences between Norwegian GAAP and IFRS in the accounting for joint ventures. Under IFRS, however, it is expected that the proportionate consolidation method will not be allowed in the future.

Financial Instruments

Norwegian accounting legislation does not deal specifically with the recognition and measurement of financial instruments, except for certain financial instruments held for trading; nor does it define the terms "financial instruments" or "derivatives", but in some instances refers to various financial instruments listed in legislation. Furthermore, there is no accounting standard for financial instruments. Due to lack of regulation, accounting practice in Norway varies.

Under Norwegian GAAP classification of a financial instrument as a liability or equity generally follows the legal form of the instrument.

Under IFRS there are specific categories into which all financial instruments must be classified for accounting purposes.

Under Norwegian GAAP, in order to be carried at fair value, financial instruments, including derivatives, have to be held for trading and meet certain criteria set out in the Accounting Act The "held-to maturity accounting method" is not allowed (except for debt securities held by insurance enterprises).

Under IFRS financial instruments classified as trading or available-for-sale are carried at fair value. Originated loans or receivables or held-to-maturity assets are carried at cost/amortised cost.

Under Norwegian GAAP the accounting treatment of forward premium/discount varies but often it is amortised on a straight-line basis.

Under IFRS forward premium/discount is measured at fair value together with the derivative.

Under Norwegian GAAP, with limited exceptions, recognised changes in fair value must be recorded in the income statement.

Under IFRS, on initial adoption of IAS 39, an enterprise has a one-time policy choice for available-for-sale assets of either taking all fair value gains and losses through the income statement, or recognising all fair value gains and losses directly in equity.

Under Norwegian GAAP, in many cases an impairment loss is not recognised unless it is other than temporary. A non-current assets is impaired if its fair value is less than its carrying amount and the unrealised loss is other than temporary. The market price is normally considered to be the best estimate of fair value. The Oslo Stock Exchange has suggested that financial instruments classified as non-current assets could, in some cases, be valued above the observable market price as a large holding of an investment in equity securities may be valued higher by a particular investor than by the market in general. This is not permitted under IFRS.

Under IFRS a held-to maturity asset or an originated loan or receivable is impaired if it is probable that the enterprise will not be able to collect all amounts due according to the contractual terms. The impairment loss recognised in the income statement is the difference between the carrying amount and the recoverable amount, which is calculated by discounting the expected future cash at the original effective interest rate. For trading and available for sale assets where changes in fair value are recognised in the income statement, impairment is not relevant because impairment losses are recognised automatically through the fair value measurement.

Under Norwegian GAAP split accounting for compound financial instruments is rare.

Under IFRS split accounting of compound instruments is required where there are both liability and equity characteristics.

Under Norwegian GAAP there are no specific rules for derecognition of financial assets and practice varies.

Under IFRS there are specific rules for derecognising financial assets and financial liabilities

Under Norwegian GAAP there are no specific rules for the accounting treatment of changes in liabilities due to restructuring or refinancing on substantially modified terms and accounting practice varies.

Under IFRS, where a liability is restructured or refinanced on substantially modified terms it is accounted for as an extinguishment of the old debt, with a consequent gain or loss; the new debt is recognised at fair value. The terms are taken to be substantially modified where the net present value under the new terms differs by more than 10 per cent from that of the remaining payments under the old terms.

Hedge Accounting

Norwegian accounting regulation states that when hedging, gains and losses on the hedging instrument and the hedged item should be recognised through the income statement in the same period. However the regulation does not give any detailed guidance on hedge accounting As there is no accounting standard, practice is to some extent based on the main principles found in international standards and to some extent based on practice prior to IAS

Appendix 7 Form of QIB Representation Letter

FORM OF QIB REPRESENTATION LETTER

Carnegie ASA	Enskilda Securities ASA
Stranden 1, Aker Brygge	Filipstad Brygge 1
P.O. Box 684 Sentrum	P.O. Box 1363 Vika
N-0106 Oslo, Norway	N-0113 Oslo, Norway

Dated [ ]

Aker Kværner ASA
Prof. Kohts vei 15
N- 1366 Lysaker
Norway

Ladies and Gentlemen:

This letter is delivered in connection with our subscription or purchase of shares, par value NOK 10 per share (the "Shares"), of Aker Kværner ASA (the "Company"). We hereby represent, warrant ant agree as follows:

(i) We are a "qualified institutional buyer ("QIB") (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act")) and, if we are acquiring the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, we have investment discretion with respect to each such account, and we have full power and authority to make the acknowledgments, representations and agreements herein on behalf of each owner of such account;

(ii) We are aware, and each beneficial owner of such Shares has been advised, the Shares have not been, and will not be, registered under the Securities Act, and that the sale to us (or such beneficial owner) is being made in a private placement transaction not involving a public offering, exempt from registration under the Securities Act;

(iii) We are acquiring the Shares for our own account, or for the account of a QIB as to which we have full investment discretion, in each case for investment purposes, and not with a view to, or for offer or sale in connection with, any distribution (within the meaning of the United States securities laws) thereof;

(iv) We are aware that such Shares are "restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and may not be deposited (and we hereby agree that we shall not deposit such Shares) into any unrestricted depositary receipt facility, unless at the time of deposit such Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act;

(v) We understand and agree that such Shares may not be reoffered, resold, pledged or otherwise transferred, except (a) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S, (b) to another QIB in a private transaction not involving a public offering exempt from registration under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), or any other exemption from the registration requirements of the Securities Act, subject to receipt by us of an opinion of counsel (and of such other evidence that we may reasonably require) that such transfer or sale is in compliance with the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. We understand, and each beneficial owner understands, that the Company does not intend to file a registration statement in respect of the Shares;

(vi) If we transfer any Shares in a transaction described in (v) (b) above, we will require our transferee to execute a letter in the same form as this letter and deliver to the Company;

(vii) None of Carnegie ASA, Enskilda Securities ASA, any of their respective affiliates or any persons acting on its or their behalf ahs made any representation to us, express or implied, with respect to the Company and the Shares or the accuracy, completeness, or adequacy of such financial or other information to which we have had access and nothing contained in the Prospectus dated 19 March, 2004, shall be relied upon by us as a promise or representation by any of Carnegie ASA or Enskilda Securities ASA or any of their affiliates or persons acting on its or their behalf;

(viii) We are an institution and (a) have such knowledge and experience in financial and business matters that we are capable of evaluating the risks and merits of an investment in the Shares, and (b) have the financial ability to bear the economic risk of and investment in the Shares and adequate means for providing for current needs and possible contingencies;

(ix) We have received and read a copy of the prospectus of the Company, dated 19 March 2004 and have had access to the financial and other information regarding the Company and its affairs, we have asked these questions of and received answers satisfactory to us from the representatives of the Company. We have not relied on financial or other information supplied to us by any person other than information contained the prospectus. We have made our own assessment concerning the relevant tax, legal and other economic considerations relevant to our investment in the Shares; and

(x) We acknowledge that Carnegie ASA, Enskilda Securities ASA, the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. We understand the Company is relying on this certificate in order to comply with United States and other securities laws. We irrevocably authorize Carnegie ASA, Enskilda Securities ASA and the Company to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official enquiry with respect to the matters set forth herein.

Signed: ______________________

Name: ______________________

Title: ______________________

(If signing on behalf of another person, indicate the capacity in which signed.)

Appendix 8 Group corporate organisation chart

GROUP CORPORATE ORGANISATION*


Aker Kværner ASA
Aker Kværner E&C Group AS
Aker Kværner O&G Group AS
AK Shared Services AB
Aker Kværner AS
AK Business Partner Ltd.
AK E&G Europe Ltd.
AK Engineering Services Ltd.
AK Europe BV
Kv do Brazil Ltda.
79.3%
Kv Power OY
Kv Pulping AB
Kv Power AB
AK E&C Americas Holding Ltd.
KV E&C Thailand
49%
AK Australia Pty Ltd.
AK E&C Americas Ltd.
AK Canada Inc.
AK E&C US Inc.
Kv Songer
AK Shared Services Inc.
Kv Power Inc.
AK Industrial Contractors Inc.
Kv Bowen Inc.
AK O&G US Inc.
AK Inc.
AK Engineering Plant Services Inc.
Kv Oilfield Products Inc.
Kv Process Systems US Inc.
AK Oilfield Prod. Group AS
Kv Oilfield Prod. AS
KOP Ltd.
PT Kv Oilfield Prod. Indonesia
AK Process Systems Group AS
Kv Process Systems AS
Kv Process Systems Paladon Ltd.
Kv Process Systems Canada Inc.
Kv Eureka
AK Offshore Partners AB
Aker More Montasje AS
Aker Inspection and Consulting AS
AK Elektro AS
AK Power & Automation Systems AS
AK Industrielt Vedlikehold AS
AK Geo AS
AK Reinertsen AS
50%
AK Offshore Ltd. Int.
AK Offshore Partner Ltd.
Aker Kværner Operations AS
Aker Kværner Operations Ltd.
Kv Process Overseas Holdings
Pt Kv Indonesia
Kv Petrominco
Maritime Hydraulics AS
Woodfield Systems Co. Ltd.
Maritime Hydraulics Pte.
Maritime Hydraulics UK Ltd.
Maritime Pusnes AS
Maritime Well Service AS
Aker Marine Contractors AS
AK O&G Brazil Ltda.
AK Business Partner AS
AK Services AS
Aker Stord AS
Aker Verdal AS
Aker Kværner Engineering Technology AS
AK Contracting AS
Kv Egersund AS
AK O&G Canaca Inc.

*Simplified illustration as it relates to the Group's main business areas. All subsidiaries are wholly owned unless otherwise indicated.


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AKER KVÆRNER™

Aker Kværner ASA
Prof. Kohts vei 15
P.O. Box 169
NO-1325 Lysaker, Norway
Telephone: +47 67 51 30 00
Facsimile: +47 67 51 30 10
www.akerkvaerner.com

Carnegie ASA
Stranden 1, Aker Brygge
P.O. Box 684 Sentrum
N-0106 Oslo, Norway
Facsimile: + 47 22 00 94 20
Telephone: + 47 22 00 93 00

Enskilda Securities ASA
Filipstad Brygge 1
P.O. Box 1363 Vika
N-0113 Oslo, Norway
Facsimile: + 47 21 00 89 00
Telephone: + 47 21 00 85 00

22.03.04 13:35 **AKVR RE. THE DISCLOSURE OF `COMBINED ACCOUNTS 2003`** andre børsmeldinger

---

Kværner ASA has today published a document containing Aker Kværner (OEGP) ASA`s `Combined Accounts 2003`. The content of the document is not included in Aker Kværner (OGEP) ASA`s prospectus made public today, but has been disclosed in relation to the prospectus.

In connection with Oslo Børs` review of the prospectus, the information which today has been published in the `Combined Accounts 2003` was subject to discussions. Following the discussions, Oslo Børs and the company agreed that the information contained in the published document should not be included in the prospectus.

Oslo Børs regret that the company has disclosed information corresponding to the above in a separate document in connection with the publication of the prospectus. Oslo Børs will point out that the information in the document `Combined Accounts 2003` has not been reviewed by Oslo Børs, and that the information has not been treated as a part of the subscription material in the prospectus. Accordingly, Oslo Børs has not considered to which extent the information contained in the document `Combined Accounts 2003` is in accordance with information provided in the prospectus or in any other way can cause confusion or misunderstanding.

Aker Kværner OGEP ASA

Combined Accounts 2003

Oil, Gas, Energy and Process

AKER KVÆRNER™

Combined profit and loss accounts

1 JANUARY - 31 DECEMBER

Amounts in NOK millions	*Note*	2003	2002	2001
Operating revenues	4	**31 327**	**32 778**	**30 959**
Materials, goods and services		17 226	17 908	18 082
Salaries, wages and social security costs	14, 16	10 494	11 192	8 633
Other operating expenses	14	2 503	3 173	4 491
Depreciation and goodwill amortisation	10,11	648	653	486
Total operating expenses		**30 871**	**32 926**	**31 692**
Operating profit(+)/loss(-) before exceptional items		**456**	**-148**	**-733**
Exceptional items	4	-452	-271	-154
Operating profit (+)/loss(-)	4	**4**	**-419**	**-887**
Net financial items	17	-52	64	245
Profit(+)/loss(-) before tax		**-48**	**-355**	**-642**
Tax	12	-101	-197	-135
Net profit(+)/loss(-)		**-149**	**-552**	**-777**
Minority interests		**5**	**2**	**-2**
Majority share		**-154**	**-554**	**-775**

Combined balance sheets

AS AT 31 DECEMBER

Amounts in NOK millions	*Note*	**2003**	**2002**
ASSETS			
Fixed assets:			
Deferred tax assets	5, 12	155	116
Goodwill and other intangible assets	5, 10, 11	4 386	4 607
Total intangible fixed assets		**4 541**	**4 723**
Total tangible fixed assets	5, 10	**1 389**	**1 840**
Other long-term receivables	5, 16	30	9
Interest-bearing long-term receivables	20, 21	30	61
Long-term investments	18, 19	106	106
Other long-term financial assets	18	76	125
Total financial assets		**242**	**301**
Total fixed assets		**6 172**	**6 864**
Current assets:			
Interest-bearing short-term intergroup receivables	20, 23	2 573	4 867
Interest-free short-term intergroup receivables	23	2 966	2 416
Other current operating assets	5, 6, 7	8 922	8 977
Total receivables and other current assets		**14 461**	**16 260**
Total cash, bank deposits and Aker Kvaerner ASA cash pool	20	2 845	1 740
Total current assets		**17 306**	**18 000**
TOTAL ASSETS		**23 478**	**24 864**

LIABILITIES AND OWNERS' EQUITY			
Equity:			
Capital paid in	3	1	-
Other equity	3	-1 960	6 599
Minority interests		60	60
Total equity including minority interests		**-1 899**	**6 659**
Liabilities:			
Deferred tax liabilities	5, 12	243	261
Other long-term liabilities	5, 16	454	561
Total long-term liabilities		**697**	**822**
Interest-bearing long-term debt	20, 22, 24	83	25
Total long-term debt		**83**	**25**
Interest-bearing short-term intergroup debt	20, 23	9 977	4 143
Interest-free short-term intergroup debt	23	5 419	4 431
Other current operating liabilities	5, 8, 9	9 201	8 784
Total current liabilities and short-term debt		**24 597**	**17 358**
Total liabilities		**25 377**	**18 205**
TOTAL LIABILITIES AND OWNERS' EQUITY		**23 478**	**24 864**

Lysaker, 19 March 2004

Board of Directors of Aker Kværner OGEP ASA

Finn Berg Jacobsen
(Chairman)

Anders Misund

Inge Hansen

Ørjan Svanevik

Eiliv Gjesdal

Combined statement of cashflows

1 JANUARY - 31 DECEMBER

Amounts in NOK millions	**2003**	**2002**	**2001**
Cashflows from operating activities			
Profit(+)/loss(-) before tax	-48	-355	-642
Income taxes paid	-51	-98	- 109
Depreciation and amortisation	648	653	486
Write-down of long term investments	-	6	1
Profit on disposal of fixed assets	-74	-25	-
Profit(-) / loss(+) from associated companies	-10	0	- 11
Changes in other net operating assets	257	-219	1 633
Net cashflows from operating activities	**722**	**-38**	**1 358**
Cashflows from investing activities			
Acquisition of businesses (-) net of net cash acquired (+)	-	-800	- 166
Purchase of fixed assets	-427	-410	- 277
Disposal of fixed assets	619	314	81
Net changes in other long-term assets	59	-50	44
Net cashflows from investing activities	**251**	**-946**	**-318**
Cashflows from financing activities			
Proceeds from (+)/repayments of (-)long-term debt	58	-20	- 71
Changes in net intergroup borrowings	4	1 958	-1 343
Net cashflow from financing activities	**62**	**1 938**	**-1 414**
Translation adjustments	**70**	**-240**	**-57**
Net decrease(-)/ increase (+) in cash and bank deposits	**1 105**	**714**	**- 431**
Cash and bank deposits and Aker Kvaerner ASA cash pool as at 1 January	1 740	1 026	1 457
Cash and bank deposits and Aker Kvaerner ASA cash pool as at 31 December	**2 845**	**1 740**	**1 026**

Statement of Accounting Principles

General
These accounts are based on company accounts prepared and presented in conformity with Norwegian legislation and Norwegian generally accepted accounting principles including the transaction, accrual, matching, prudence and congruency principles. In cases of uncertainty, best estimates are utilised and the effects of hedging are taken into consideration. The accounts are prepared under consistent principles and in accordance with the going concern principle.

Formation of the new OGEP group
Aker Kværner ASA is in the process of completing a reorganisation of its oil and gas (O&G) and engineering and construction (E&C) businesses. In March 2004, Aker Kværner OGEP ASA (100% owned by Aker Kværner ASA) became the owner of these businesses through its 100% ownership of Aker Kværner O&G Group AS and Aker Kværner E&C Group AS, which control Aker Kværner ASA group's oil and gas and engineering and construction businesses, respectively.

The combined accounts of the oil, gas, engineering and process group (collectively as OGEP group, Aker Kværner OGEP ASA group, group, or new group) have been prepared on a historical cost basis for periods where these businesses, including those transferred under the ownership of the new group after 31 December 2003, were controlled by Aker Kværner ASA.

Previously, these businesses were owned by various intermediate holding companies and other companies within the Aker Kværner ASA group.

The results from operations of Aker Maritime's oil and gas business, which was acquired in a merger in March 2002, have been reflected in the combined group financial statements from the merger date. The acquisition of Aker Maritime's oil and gas business was accounted for as a purchase and acquired assets and liabilities were stated at fair value.

Pro forma financial statements have been presented to reflect the transaction with Aker Maritime's Oil and Gas business as if the merger took place effective 1 January 2001 and certain other adjustments and is included in note 1.

The combined financial statements include the results from operations of O&G and E&C businesses that will form part of the new group. The activities of O&G and E&C businesses sold to third parties prior to 31 December 2003 have been excluded. In addition, certain balance sheet items that will not be included in the balance sheet of the new group have been excluded from the combined financial statements and the net effects are shown as changes in equity in the appropriate periods.

The formation of the new group included many transactions with companies ultimately owned by Aker Kværner ASA, at values differing from historical cost. Gains and losses on transactions within the new group have been eliminated in the combined financial statements. To the extent that these transactions were with companies owned outside of the new group, but ultimately owned by Aker Kværner ASA, the difference between the historical basis and the new basis for assets and liabilities have been accounted for as increases or decreases in equity. The financial position, results from operations and cash flows of the new group are not necessarily indicative of the results that would be achieved as if these businesses had operated on a separate, stand-alone basis for the periods presented.

Aker Kværner ASA's head office operations have historically incurred costs on behalf of its O&G and E&C businesses. Aker Kværner ASA has a policy of charging these direct costs, which include costs related to certain shared services and facilities, to the businesses. The combined financial statements do not include an allocation of certain corporate costs that only indirectly benefit the O&G and E&C businesses such as corporate accounting, legal, treasury, taxation, and efforts spent by corporate officers and employees on O&G and E&C matters. Refer also to note 1.

Management believes the combined statements reflect all the direct costs of the O&G and E&C businesses for the periods presented.

Certain companies included in the new group are able to share tax losses with other companies that are ultimately owned by Aker Kværner ASA. The combined financial statements present tax expense as if the new group operated on a stand-alone basis. The effects of sharing tax losses with companies outside the new group to reduce payable taxes are reflected as adjustments in owners' equity in the periods they occur. Had the new group been a stand-alone entity for all periods presented, actual income taxes and deferred income taxes would have been different. The tax effects of future transactions involving Aker Kværner ASA and its subsidiaries that impact the new group, but are unrelated to its operations, will be accounted for as owners' equity transactions if and when they occur.

Elimination of intra-Group transactions
All material transactions, profits and balances between companies in the new Group are eliminated.

Elimination of investments in Group companies
Investments in Group companies are eliminated in the combined accounts using the acquisition method. The difference between the purchase price of the shares and the book value of the net assets acquired as at the acquisition date is analysed. Any excess of purchase price over fair value, due to expectations of future profits, is capitalised as goodwill and amortised in the profit and loss account in accordance with the underlying assumptions, but with no less than 5 per cent, annually.

Translation of foreign accounts
Profit and loss accounts of non-Norwegian entities are translated to Norwegian kroner (NOK) using the average exchange rates for the year. The balance sheets of non-Norwegian entities are translated to NOK at the year-end exchange rates. Differences arising from varying rates of exchange compared to exchange rates at the year-end are taken to equity. The same applies to the effect of exchange rate fluctuations on loans in the entities' reporting currency which were raised to hedge the balance sheet value of the Group's investment.

Associated companies and jointly controlled activities
Associated companies are undertakings in which the Group holds between 20 and 50 per cent of the voting shares and is in a position to exercise considerable influence. Investments in associated companies are accounted for in accordance with the equity method. The Group's share of the results is based on the Company's profit after income tax less amortisation of acquisition costs in excess of the book value of equity. Profits in associated companies are included within the financial income caption in the consolidated accounts and included in the balance sheet under long-term investments. Jointly controlled activities are entered on a gross basis and included proportionately in the individual lines in the Group's profit and loss account and balance sheet.

Valuation and classification principles

Current assets and liabilities
Items in the operating cycle and items falling due within one year are classified as current assets and liabilities.

Cash, bank deposits and Aker Kværner ASA cash pool
Cash and bank deposits include other monetary instruments with original maturities of 90 days or less. Balances on deposit with the Aker Kværner ASA cash pool represent intercompany amounts receivable from Aker Kværner ASA's internal bank. Aker Kværner ASA's cash pool amounts have been netted against related overdraft accounts.

Shares
Investments in shares are valued on a portfolio basis at the lower of the acquisition cost or the market value. Items classified as current assets and long-term financial assets are valued separately.

Contracts
The Group's activities relate mainly to customer contracts entered into prior to production. Engineering and construction contract revenues are recognised using the percentage of completion method, based primarily on contract cost

incurred to date compared to estimated contract costs. When the final outcome of a contract cannot be reliably estimated, contract revenue is recognised only to the extent of costs incurred that are expected to be recoverable. Losses on contracts are fully recognised when identified. Contract revenues include variation orders, disputed amounts and incentive bonuses which are recognised when, in management's view, their realisation is probable and the amount can be measured reliably.
Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that cannot be attributed to contract activity or cannot be allocated to a contract are excluded from the costs of a construction contract.
Bidding costs are capitalised when it is probable that the company will be the preferred bidder. All other bidding costs are written-off as incurred.
Calculated interest effects of capital engaged on work in progress, less prepayments from customers, are taken into account when assessing the correct profit attributable to the work performed.
Accumulated income is classified as operating income in the profit and loss account. Contracts in progress are classified as short-term receivables. Payments by customers are deducted from the value of contracts under the same contract or, to the extent they exceed this value, disclosed as advances from customers.

The Group will at any time be involved in a number of disputes and claims as described in note 13. The accounting treatment in relation to such matters is based on the information and advice available to management at the time. Inevitably, such circumstances and information may be subject to change in subsequent periods and thus the eventual outcome may be better or worse than estimates.

Stocks
Raw materials and components are valued at the lower of purchase cost and net realisable value. Work in progress and finished goods are valued at the lower of production cost and net realisable value. First-in, first-out (FIFO) or weighted average methods are used for stock withdrawals.

Future loss provisions
Any foreseeable losses for future work on signed construction contracts have been expensed and are classified as accrued costs / provisions in the balance sheet.

Maintenance
As a general rule maintenance costs are charged as expenses as incurred. Upgradings and replacements of fixed assets are capitalised.

Fixed assets/depreciation
Fixed assets are stated at historical cost net of accumulated depreciation and amortisation or at estimated fair value if this is less and not incidental. Depreciation and amortisation is provided on a straight-line basis at rates calculated to amortise each asset over its expected economic life. Profits or losses on the disposal of fixed assets in the ordinary course of business are included in operating profit.

Impairment of long-lived assets
Goodwill and other tangible and intangible fixed assets are evaluated for impairment when events or circumstances indicate that the carrying amounts may not be appropriate. This evaluation is based on a comparison of the carrying value of the asset to fair values, which is generally based upon discounted future cash flows. Goodwill is generally evaluated for impairment at the segment reporting level because the businesses within each segment cooperate on customer projects.

Accounts receivable and payable in foreign currency
Assets and liabilities in foreign currency are valued at year-end exchange rates. The Group's currency exposure is managed as a portfolio so that the exposure from individual items is netted against reverse exposure in other items. Forward contracts and foreign currency swap transactions are entered into to switch a loan receivable from one currency to another. The loan receivable is then accounted for as if it was denominated in the other currency. The loan receivable is valued according to the spot-rate while the difference between the spot and forward-rate is accounted for as interest. Customer contracts and subcontractor contracts denominated in

foreign currency cause currency risks. Such risks are normally hedged by entering into forward contracts to sell/purchase corresponding currency amounts. The hedging instruments are not separately reflected in the accounts, but influence the accounting of the hedged position.

Leasing
Leasing contracts are classified as financial or operational. A finance lease is a leasing contract whereby the main risks and rewards attributable to the ownership of an asset are transferred to the lessee. A finance lease is accounted for as if the asset is acquired and depreciated accordingly, while the lease obligation is accounted for as a long-term interest-bearing liability.

Research and development costs
Costs associated with the development of new products and production processes are ordinarily expensed as incurred.

Retirement benefit costs and provision for retirement benefits
Some Group companies have retirement benefit plans that give the employees a right to receive future benefits upon termination of service (Defined Benefit Plans). The benefits are determined by a formula based on the number of years of service and the expected salary upon retirement. The retirement benefit cost is derived from assumptions regarding the discount rate, expected future salary increases and regulations of future benefits. The effect of changes in assumptions and valuations are taken into account when they exceed 10 % of the highest of the gross pension liability and the prepayment. The profit and loss effects of such changes are recognised over the expected remaining average working lives of employees.
Some subsidiaries have defined contribution plans. Contributions to these plans are expensed when they are paid.

Deferred tax
Deferred tax is calculated on timing differences resulting in obligations to pay more or less tax in the future. Deferred tax on operations is calculated using the appropriate tax rate as of the balance sheet date and are not discounted. Tax assets are calculated based on tax- reducing temporary differences and tax losses carried forward, taking into account the probability of sufficient future taxable income becoming available within the various tax regimes in which the Group operates.

The tax cost includes taxes payable and the change in deferred tax liabilities/ assets.

Exceptional items
Exceptional items comprise
- material gains/losses on sale of businesses.
- material special items which are either unusual or not expected to recur frequently or regularly.

Presentation of intergroup balances in the statement of cashflows

Intergroup receivables and debt with entities outside the new group that are ultimately owned by Aker Kværner ASA have been netted and presented as financing activities in the combined statement of cash flows.

1. Pro forma combined financial statements

Pro forma financial statements have been provided based on the assumptions stated below. These statements reflect the planned reorganisation and re-capitalisation of the Group, and the results from operations of Aker Maritime's oil and gas businesses before the merger and certain other adjustments as described.

Pro forma financial statements are provided for informational purposes only and are not necessarily indicative of actual results that would have been achieved had the transactions and assumptions described below occurred during the periods presented.

Re-capitalisation
The re-capitalisation of the Group will be completed in March 2004 based on:

• refinancing the existing senior financial indebtedness of Aker Kværner by (i) a second priority lien notes issue in the amount of EUR 250 million, (ii) a bank term loan in the amount of EUR 33 million and (iii) a bank revolving credit facility in the amount of EUR 117 million.
• the bond- and noteholders under the 10-year subordinated bullet loan have agreed to a change of debtor from Aker Kværner ASA to Aker Kvaerner OGEP ASA, subject to the completion of other elements of the recapitalisation.
• issuance of new shares comprising an aggregate subscription amount of approximately NOK 2 billion.
• conversion of intergroup debt to Aker Kvaerner companies to equity of approximately NOK 2.8 billion

After the re-capitalisation and the effects of the deferred tax adjustment described below, the Group will have a gross debt of approximateley NOK 7 billion and owners' equity of approximately NOK 2 billion.

The pro forma balance sheet as of 31 December 2003 reflects these transactions. The shareholders' equity and the financing at 31 December has been rolled-back from the ending balance as of 31 December 2003 reflecting the effects of the pro forma adjustments.

Total debt in the proforma balance sheets includes mainly two elements:
• the 10-year subordinated loan throughout the period, and
• an intercompany loan of NOK 3960 million at the end of 2001, which is reduced to NOK 2979 million by the end of 2003 by use of the results generated in the period. This equals the amount to be refinanced by the Notes Issue, the Term Loan and the Revolving Credit

The operating liquidity in the pro forma balances as of 2001 and 2002 has been increased with approximately NOK 600 million in both years based on an evaluation of the necessary operating liquidity.

The average annual interest rates on interest-bearing debt and surplus liquidity have been set at 7.25% and 2% respectively. The foreign exchange gains relate to interest-bearing debt in foreign currencies.

Aker Maritime Merger
The results from operations of Aker Maritime's oil and gas business, which was acquired in a merger in March 2002, have been reflected in the pro forma group financial statements as if the merger took place effective 1 January 2001.

The acquisition of Aker Maritime's oil and gas business was accounted for as a purchase and acquired assets and liabilities were stated at fair value. Historical information for the Aker Maritime oil and gas business was derived from audited financial statements for 2001 and unaudited financial statements for the two-month period ended 28 February 2002.

The pro forma adjustments to include the results from operations for businesses acquired from Aker Maritime from 1 January 2001 increased pro forma operating revenues and operating profit after exceptional items by NOK 1 362 million and NOK 23 million in 2002 and NOK 8 836 million and NOK 496 million in 2001, respectively.

The fair value of shares issued by Aker Kværner in connection with the merger was estimated at NOK 2.8 billion. The goodwill estimated at approximately NOK 1.4 billion (in addition to the goodwill in the balance sheet of Aker Maritime's oil and gas business of approximately NOK 2 billion) is amortised over 20 years, beginning 1 January 2001.

This resulted in pro forma increases in amortisation expense of NOK 32 million in 2002 and NOK 184 million in 2001. Goodwill at the beginning of the pro forma period has been increased reflecting the impact of pro forma amortisation expense, as the goodwill at the end of the pro forma period has been set equal to the goodwill balance for these businesses in the historical financial statements at 31 December 2003.

For 2001, NOK 164 million of sales gains relating to sale of properties and shares were reclassified as exceptional items in the accounts of Aker Maritime's oil and gas business.

The accounting principles of the pro forma businesses are substantially comparable. Thus, no adjustments other than as described above, have been made to the pro forma financial statements to harmonise the accounting principles.

Head office operations
Management believes costs reflected in the 2002 and 2001 pro forma financial statements approximates those that would be incurred if the oil and gas businesses and the engineering and construction businesses had operated on a stand-alone basis. In 2003, a further NOK 100 million have been allocated in the pro forma financial statements based on estimated utilisation of head office services.

Income tax
Pro forma adjustments have been made to income tax expense to reflect estimated expense as if the Group had operated on a stand-alone basis for periods presented.

Income tax for Norwegian operations has been normalised based on the statutory rate in Norway of 28%. Income tax expense for operations outside of Norway is as included in historical accounts. Income tax expense has also been adjusted for the effects of pro forma adjustments to the profit and loss accounts.

Upon completion of the conversion of debt into equity, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kværner and its more than 90% owned subsidiaries. A portion of the potential tax benefits totaling approximately NOK 320 million has been included as an asset in the pro forma balance sheet at the beginning of the pro forma period. The tax effects that are unrelated to the operations will be accounted for as owners' equity transactions.

Pro forma profit and loss accounts

1 JANUARY - 31 DECEMBER

Amounts in NOK millions	**2003**	**2002**	**2001**
Operating revenues	31 327	34 140	40 253
Total operating expenses	-30 324	-33 567	-39 923
EBITDA	**1 003**	**573**	**330**
Depreciation	-333	-377	-390
EBITA	**670**	**196**	**-60**
Goodwill amortisation	-315	-320	-342
EBIT before exceptionals	**355**	**-124**	**-402**
Exceptional items	-452	-271	10
EBIT	**-97**	**-395**	**-392**
Net interest expense	-329	-342	-329
Net foreign exchange gain	88	683	-
Loss before tax	**-338**	**-54**	**-721**
Tax	-10	-127	-185
Net loss	**-348**	**-181**	**-906**
Minority interests	**5**	**2**	**-2**
Majority share	**-353**	**-183**	**-904**

Pro forma balance sheets

AS AT 31 DECEMBER

Amounts in NOK millions	2003	2002	2001
ASSETS			
Fixed assets:			
Deferred tax assets	241	151	261
Goodwill and other intangible assets	4 386	4 637	5 226
Total intangible fixed assets	**4 627**	**4 788**	**5 487**
Total tangible fixed assets	**1 389**	**1 840**	**2 019**
Other long-term receivables	106	135	122
Interest-bearing long-term receivables	30	60	68
Long-term investments	106	107	149
Total financial assets	**242**	**302**	**339**
Total fixed assets	**6 258**	**6 930**	**7 845**
Current assets:			
Total receivables and other current assets	8 922	8 977	11 828
Total cash, bank deposits and Aker Kvaerner ASA cash pool	3 500	3 277	3 723
Total current assets	**12 422**	**12 254**	**15 551**
TOTAL ASSETS	**18 680**	**19 184**	**23 396**

	2003	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity:			
Total equity	1 949	1 871	2 303
Minority interests	60	60	56
Total equity including minority interests	**2 009**	**1 931**	**2 359**
Liabilities:			
Deferred tax liabilities	7	4	63
Other long-term liabilities	454	561	610
Total long-term liabilities	**461**	**565**	**673**
10-year subordinated loan	3 946	3 901	4 486
Other interest-bearing long-term debt - refinanced	2 979	2 979	2 979
Other interest-bearing long-term debt - external	83	25	35
Total long-term debt	**7 008**	**6 905**	**7 500**
Other interest-bearing short-term debt	-	1 000	981
Other current operating liabilities	9 202	8 783	11 883
Total current liabilities and short-term debt	**9 202**	**9 783**	**12 864**
Total liabilities	**16 671**	**17 253**	**21 037**
TOTAL LIABILITIES AND OWNERS' EQUITY	**18 680**	**19 184**	**23 396**

2. Significant transactions

2.1 Acquistions
All acquisitions described below have been accounted for in accordance with the acquisition method.

Acquisition of Enercon Engineering, Inc.
In May 2001, Enercon Engineering Inc., based in Houston, Texas U.S.A. was acquired for cash consideration of NOK 166 million. Goodwill of NOK 157 million resulted from the transaction. Pro forma information has not been provided as this was not a significant transaction.

Merger with Aker Maritime's Oil and Gas business
Aker Maritime ASA was a leading oil and gas engineering and construction company based in Oslo, Norway. Aker Maritime's Oil and Gas Business was merged with Aker Kvaerner ASA's oil and gas business area effective 8 March 2002. The businesses compliment one another, both in terms of technology and products, operations and maintenance. The businesses which were acquired were valued at NOK 3.6 billion, of which Aker Kvaerner ASA undertook to repay or re-finance net interest-bearing borrowings of NOK 800 million. Aker Maritime received as compensation 350 000 000 Consideration Shares of Aker Kvaerner ASA. The acquired business were subsequently transferred to the new group.

Pro-forma combined financial statements are disclosed in note 1.

2.2 Related party transactions

In keeping with recommended accounting practice, information regarding related party transactions, benefits and agreements should be disclosed where such information would assist users of the financial statements in their understanding of the activities of the Group.

Aker Maritime ASA owns 49.9% of the share capital of Aker Kværner ASA that directly or indirectly owns 100 % of the share capital of Aker Kværner OGEP ASA, and can therefore clearly exert influence on both the strategy and operational choices of the Aker Kværner OGEP ASA Group. As Aker Maritime ASA itself is controlled by Aker RGI ASA and its owner Kjell Inge Røkke, it is considered that all entities controlled by Kjell Inge Røkke are related parties with regard to the Aker Kværner OGEP ASA and the new group.

3. Owners` equity (excluding minority interests)

Amounts in NOK millions	Number of shares	Capital paid in	Other equity	Total
1 January 2001			11 611	11 611
Net loss			- 777	- 777
Dividends and group contributions net of tax			- 338	- 338
Minority interests			2	2
Translation differences			- 304	- 304
Formation of the new group			- 1 082	-1 082
31 December 2001	-	-	**9 112**	**9 112**
Net loss			- 552	- 552
Dividends and group contributions net of tax			- 1 416	-1 416
Minority interests			- 2	- 2
Translation differences			- 1 214	-1 214
Formation of the new group			671	671
31 December 2002	-	-	**6 599**	**6 599**
Net loss			- 149	- 149
Dividends and group contributions net of tax			214	214
Minority interests			- 5	- 5
Translation differences			440	440
Formation of the new group	1 000	1	- 9 059	-9 058
31 December 2003	**1 000**	**1**	**-1 960**	**-1 959**

	2003	2002	2001
Number of shares at year-end	1 000	-	-

Aker Kvaemer ASA owns 1000 shares (100%) of Aker Kværner OGEP ASA.

Group contributions , net of tax, relate to the net benefits received or provided by the Norwegian companies within the new group and other Norwegian companies owned over 90 percent by Aker Kvaemer ASA outside the new group resulting from sharing of income tax losses.

Equity changes resulting from the formation of the new group are due to transfers of net assets and liabilities through internal reorganisations , as described in the Statement of Accounting Principles, between the new group and other entities ultimately controlled by Aker Kvaemer ASA. The final outcome of these transactions is subject to uncertainties and resulting final transaction values may deviate from estimated values.

The historical equity balances of businesses which formally became part of the new group in 2004, have been included in the combined financial statements. The fair value of these businesses differs from the book value as of 31 December 2003. As the formation of the new group is recorded at original book values, the difference between the transaction values and book values has been charged to equity.

4. Segment information

4.1 Business area

O&G

The group's operations within O&G are separated into five operating business areas reflecting how management currently organises its operating and reporting structure.

Field Development (FD) - Europe

The business area provides capital project solutions to the European based customers` upstream oil and gas installations both in the North Sea and globally.

Maintenance, Modifications and Operations (MMO) - Europe

The business area provides engineering and project management services and offshore maintenance, modifications, removal and de-construction support to installations in the Norwegian and the U.K. shelf regions.

Subsea

The business area provides integrated engineering, procurement and construction of subsea systems.

Products & Technologies (P & T)

The business area manufactures drilling equipment and systems; provides global after-sales repair, maintenance and related services; supplies oil and gas well intervention services and technology; manufactures process systems and equipment; provides marine operation services; and designs, manufactures and services all types of deck machinery, mooring and anchoring systems for marine and offshore vessels, as well as offshore loading and offloading systems.

Oil, Gas & Process International (OGPI)

The business area provides capital project solutions to the North American customers` upstream oil and gas installations as well as selected niche downstream projects.

Segment information for periods prior to 2003 has been restated to conform to the 2003 presentation.

E&C

E&C is organised in two business ares, E&C Europe and E&C Americas, which consist of the following sub-segments:

Union Construction

E&C's Union Construction business provides union direct hire construction services to the steel, petrochemical and power generation industries from operations located throughout the northern US and Canada. Activities include the relining of blast furnaces and other outage work in the steel industry, maintenance services to various industrial clients and the construction of power plants.

Non-Union Construction

E&C's non-Union Construction provides non-union direct hire construction services in the southern parts of the US, supporting mining, oil and gas, pharmaceuticals, chemicals and polymers projects, as well as construction and maintenance services focusing on power and heavy industrial installations.

Metals

E&C's Metals division provides engineering, procurement, construction and construction management services and commissioning to the minerals and non-ferrous metals and power/energy industries. Metals is a global leader within non-ferrous mining and ore processing.

Process

Process contains two business units, Chemicals and Polymers (Process) and Pharmaceuticals (Pharma).

The Chemicals and Polymers business stream provides engineering, procurement, construction and construction management services to the worldwide refining and petrochemical industries. The business unit utilises a range of licensed and proprietary technology to design and construct facilities for the manufacture of a variety of chemicals including bulk and speciality chemicals, agrochemicals, inorganic chemicals and fertilisers. Process has been involved with the design and construction of approximately 40 per cent of the world's methanol plants including the world's largest single methanol train.

E&C's Pharma business units are based both in the US and in Europe and provide engineering, procurement, construction management and validation services to major pharmaceutical companies. Pharma is a world leader within validation services.

Engineering Services (AKES)

AKES is one of the top three providers of maintenance and modification services in UK and Benelux. Industries served include chemical, refinery, petrochemical, nuclear, pharmaceutical, water and power. Engineering Services also offer consultancy services in maintenance management, plant reliability, business modelling and environmental, health, safety and risk management.

Power

Power provides power generation boilers and energy recovery equipment to the power and chemical pulping industries. The business unit is one of the top three world-wide players in both segments, and it is enjoying a healthy and growing after-market service business.

Pulping

Pulping is one of the top three global providers of fiberline technology, and plant machinery to the chemical pulp industtry. A major part of Pulping's business is to provide services and upgrades to its global installed base.

Other E&C

Chemetics is a supplier of bleaching chemical plants, pollution control systems and mill-wide information systems to the pulp and paper industry. Aker Kvaerner Australia serves traditinal markets in oil and gas (onshore), refining, chemicals & polymers and metals.

2003

Amounts in NOK millions	Operating revenues	Depreciation and amortisation	Operating profit / (loss)	Profit / (loss) before tax	Investments in fixed assets	Net short-term operating assets / (liabilities)	Net long-term operating assets / (liabilities)	Net operating assets / (liabilities)
O&G								
Field Development Europe	6 195	127	173	188	115	- 324	1 108	784
MMO Europe	6 311	109	132	131	4	366	1 358	1 724
Subsea	3 430	72	120	123	127	144	307	451
Product & Technologies	3 311	103	104	75	58	530	867	1 397
Oil, Gas & Process International	2 049	32	- 174	- 183	13	- 173	269	96
Oil & Gas Corporate	- 910	23	- 56	- 114	21	- 60	54	- 6
Total O&G	**20 385**	**466**	**299**	**220**	**338**	**483**	**3 963**	**4 446**
E&C								
Union Construction	1 545	14	38	40	1	- 121	48	- 73
Non-Union Construction	756	2	29	27	1	- 34	2	- 32
Metals	1 208	9	- 263	- 267	2	- 108	6	- 102
Process	1 843	45	- 251	- 266	10	- 63	7	- 56
Engineering Services	1 645	4	- 54	- 37	17	- 10	4	- 6
Power	2 294	41	- 55	- 50	36	- 51	162	111
Pulping	1 388	28	106	125	14	- 289	109	- 180
Other E&C	262	39	155	160	8	- 86	961	875
Total E&C	**10 941**	**182**	**- 295**	**- 268**	**89**	**- 762**	**1 299**	**537**
Total OGEP	**31 326**	**648**	**4**	**- 48**	**427**	**- 279**	**5 262**	**4 983**

The table below shows the split of ordinary EBITA, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	Ordinary EBITA	Amortisation of goodwill	Exceptional items 1)	Operating profit
O&G				
Field Development Europe	227	- 54	-	173
MMO Europe	227	- 95	-	132
Subsea	127	- 7	-	120
Product & Technologies	151	- 47	-	104
Oil, Gas & Process International	- 157	- 17	-	- 174
Oil & Gas Corporate	- 56	-	-	- 56
Total O&G	**519**	**- 220**	**-**	**299**
E&C				
Union Construction	47	- 9	-	38
Non-Union Construction	30	- 1	-	29
Metals	73	- 6	- 330	- 263
Process	- 135	- 29	- 87	- 251
Engineering Services	- 54	-	-	- 54
Power	50	- 15	- 90	- 55
Pulping	119	- 13	-	106
Other E&C	122	- 22	55	155
Total E&C	**252**	**- 95**	**- 452**	**- 295**
Total OGEP	**771**	**- 315**	**- 452**	**4**

1) In 2003, the exceptional items include the settlements of Equatorial of NOK 330 million, Advance Agro and other disputes in Power of NOK 90 million, a dispute in Process of NOK 87 million and reversal of the remaining balance (NOK 56 million) of the Karbomont provision . All settlements relates to projects completed prior to 2003. The operations of Karbomont was closed in 2003 and the remaining obligations (environmental etc.) were lifted after final site clearance.

2002

Amounts in NOK millions	Operating revenues	Depreciation and amortisation	Operating profit / (loss)	Profit / (loss) before tax	Investments in fixed assets	Net short-term operating assets / (liabilities)	Net long-term operating assets / (liabilities)	Net operating assets / (liabilities)
O&G								
Field Development Europe	5 703	116	128	208	144	- 568	1 301	732
MMO Europe	5 418	64	- 4	21	16	259	1 508	1 804
Subsea	3 690	69	276	302	102	247	283	493
Product & Technologies	3 424	94	56	4	73	679	936	1 616
Oil, Gas & Process International	2 721	32	- 41	- 38	14	- 413	292	- 121
Oil & Gas Corporate	- 421	77	- 80	- 251	- 3	- 98	58	- 40
Total	**20 535**	**452**	**335**	**246**	**346**	**106**	**4 378**	**4 484**
E&C								
Union Construction	2 839	16	67	72	6	- 3	56	53
Non-Union Construction	801	2	- 15	- 20	1	48	86	134
Metals	1 064	12	- 163	- 178	-	65	386	451
Process	2 839	48	- 385	- 391	5	96	18	114
Engineering Services	1 554	5	- 94	- 61	4	- 1	34	33
Power	2 024	45	- 139	- 142	26	179	103	282
Pulping	986	28	42	49	12	- 113	140	27
Other E&C	136	46	- 67	70	10	- 184	549	365
Total E&C	**12 243**	**202**	**- 754**	**- 601**	**64**	**87**	**1 372**	**1 459**
Total OGEP	**32 778**	**654**	**- 419**	**- 355**	**410**	**193**	**5 750**	**5 943**

The table below shows the split of ordinary EBITA, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	Ordinary EBITA	Amortisation of goodwill	Exceptional items 2)	Operating profit
O&G				
Field Development Europe	232	- 46	- 58	128
MMO Europe	78	- 76	- 6	- 4
Subsea	285	- 9	-	276
Product & Technologies	98	- 37	- 5	56
Oil, Gas & Process International	- 22	- 19	-	- 41
Oil & Gas Corporate	- 68	-	- 12	- 80
Total O&G	**603**	**- 187**	**- 81**	**335**
E&C				
Union Construction	76	- 9	-	67
Non-Union Construction	- 15	-	-	- 15
Metals	- 156	- 7	-	- 163
Process	- 255	- 30	- 100	- 385
Engineering Services	- 76	-	- 18	- 94
Power	- 85	- 16	- 38	- 139
Pulping	57	- 15	-	42
Other E&C	- 9	- 24	- 34	- 67
Total E&C	**- 463**	**- 101**	**- 190**	**- 754**
Total OGEP	**140**	**- 288**	**- 271**	**- 419**

2) In 2002, NOK 81 million for restructuring, onerous leases and write- downs were expensed as exceptional items within O&G.
In E&C, NOK 190 million was expensed to cover capacity adjustments, closure of offices and onerous leases.

2001

Amounts in NOK millions	Operating revenues	Depreci-ation and amortisation	Operating profit / (loss)	Profit / (loss) before tax	Invest-ments in fixed assets
O&G					
Field Development Europe	3 076	100	- 60	- 31	9
MMO Europe	1 612	7	8	- 20	8
Subsea	3 799	74	172	216	49
Product & Technologies	1 917	33	82	63	12
Oil, Gas & Process International	4 104	20	93	100	10
Oil & Gas Corporate	- 452	8	-	83	-
Total	**14 057**	**242**	**295**	**411**	**88**
E&C					
Union Construction	2 984	20	98	110	8
Non-Union Construction	1 195	2	- 59	- 64	2
Metals	1 412	15	- 433	- 449	1
Process	4 997	63	- 478	- 448	28
Engineering Services	1 707	6	2	48	4
Power	2 705	51	- 199	- 185	26
Pulping	1 279	30	54	50	17
Other E&C	623	56	- 167	- 114	10
Total E&C	**16 902**	**243**	**-1 182**	**-1 052**	**96**
Total OGEP	**30 959**	**485**	**- 887**	**- 641**	**184**

The table below shows the split of ordinary EBITA, amortisation of goodwill and operating result between the segments.

Amounts in NOK millions	Ordinary EBITA	Amortisation of goodwill	Exceptional items 3)	Operating profit
O&G				
Field Development Europe	- 55	- 5	-	- 60
MMO Europe	8	-	-	8
Subsea	180	- 8	-	172
Product & Technologies	86	- 4	-	82
Oil, Gas & Process International	106	- 13	-	93
Oil & Gas Corporate	-	-	-	-
Total O&G	**325**	**- 30**	**-**	**295**
E&C				
Union Construction	111	- 13	-	98
Non-Union Construction	- 59	-	-	- 59
Metals	- 424	- 9	-	- 433
Process	- 435	- 43	-	- 478
Engineering Services	2	-	-	2
Power	- 27	- 18	- 154	- 199
Pulping	70	- 16	-	54
Other E&C	- 138	- 29	-	- 167
Total E&C	**- 900**	**- 128**	**- 154**	**-1 182**
Total OGEP	**- 575**	**- 158**	**- 154**	**- 887**

3) In 2001, NOK 154 million were expensed to cover the financial consequences of the unexpected outcome of an arbitration relating to the Advance Agro contract which Power completed in Asia in 1998.

4.2.1 Geographic segments

The table below is based upon the location of group operations

Amounts in NOK millions	Norway	United Kingdom	North America	Asia / Australia	Rest of the world	Total
2003						
Total operating revenues	18 009	4 571	7 119	1 743	5 282	36 724
Sales to group companies	2 941	684	717	218	837	5 397
Sales to external customers	**15 068**	**3 887**	**6 402**	**1 525**	**4 445**	**31 327**
Operating profit(+) / loss(-)	388	- 24	- 511	100	51	4
Profit(+) / loss(-) before tax	313	20	- 562	55	126	- 48
Net operating assets	3 254	1 182	586	88	- 126	4 984
2002						
Total operating revenues	15 465	5 258	8 800	2 141	4 944	36 608
Sales to group companies	2 110	671	326	267	456	3 830
Sales to external customers	**13 355**	**4 587**	**8 474**	**1 874**	**4 488**	**32 778**
Operating profit(+) / loss(-)	287	- 194	- 372	137	- 277	- 419
Profit(+) / loss(-) before tax	220	- 123	- 416	16	- 52	- 355
Net operating assets	3 605	831	1 220	- 30	317	5 943
2001						
Total operating revenues	5 314	5 325	12 283	2 971	7 215	33 108
Sales to group companies	462	498	564	150	475	2 149
Sales to external customers	**4 852**	**4 827**	**11 719**	**2 821**	**6 740**	**30 959**
Operating profit(+) / loss(-)	226	- 232	- 620	- 46	- 215	- 887
Profit(+) / loss(-) before tax	300	- 116	- 773	26	- 79	- 642

4.2.2 Markets

The table below is based upon customer location

Amounts in NOK millions	2003	2002	2001
Operating revenues:			
Norway	12 571	11 824	4 510
EU	6 983	7 300	8 393
USA/Canada	5 190	8 353	10 286
Asia	3 356	2 186	3 728
Other	3 227	3 115	4 042
Group total	**31 327**	**32 778**	**30 959**

4.2.3 Order intake / order reserve (unaudited information)

	Order intake			Order reserve 31 December		
Amounts in NOK millions	2003	2002	2001	2003	2002	2001
O&G						
Field Development Europe	7 304	7 328	2 165	6 449	5 340	2 987
MMO Europe	6 510	7 882	1 966	8 283	8 029	2 173
Subsea	4 187	3 550	4 110	2 681	1 608	1 970
Product & Technologies	3 250	3 892	1 975	2 216	2 357	696
Oil, Gas, Process & International	1 213	3 378	2 605	1 252	1 751	1 627
Oil & Gas Corporate	17	-930	-119	-217	-217	-4
Total O&G	**22 481**	**25 100**	**12 702**	**20 664**	**18 868**	**9 449**
E&C						
Union Construction	3 307	1 265	4 627	3 094	1 467	3 738
Non-Union Construction	495	409	1 653	230	498	1 086
Metals	1 948	625	2 484	967	983	1 771
Process	1 865	2 424	3 349	896	814	1 487
Engineering Services	894	1 651	2 188	1 609	2 240	2 508
Power	4 191	1 772	1 386	3 001	883	999
Pulping	2 039	859	1 359	1 177	418	731
Other E&C	682	763	939	514	312	279
Total E&C	**15 421**	**9 768**	**17 985**	**11 488**	**7 615**	**12 599**
Total OGEP	**37 902**	**34 868**	**30 687**	**32 152**	**26 483**	**22 048**

The future revenue on loss contracts at 31 December 2003 amounted to NOK 179 million. The expected losses on such contracts have been charged to operations.

Major projects 2003

Project	Customer	Estimated delivery
Kristin Semi EPCH	Statoil	2005
Valhall Water Injection Platform	BP	2004
Ekofisk 2/4M	Conoco Phillips	2006
Ormen Lange	Norsk Hydro	2007
Sleipner Vest	Statoil	2004
Sakhallin II	Sakhaling Energy Investment Company Ltd.	2006
Dalia	Total E&P Angola	2007
White Rose	Husky Oil Operations Ltd.	2005
Magnolia Power	SCCPA	2005
Eval Europe Line 2 (Kuaray)	Eval Europe NV	2004
Tai Po Water Treatment Works	Govt. Of Hong Kong SAR Water Supplies Department	2004
Box Encapsulation Plant	BNFL	2004
Jiang Lin	Hainan Changxiang Trading	2005
Osprey	Calpine	2004
Fremont Energy Center	Calpine	2005
Thai Copper Project	Thai Copper Industries	2004
GACIC	BDO Facility	2005

5. Net operating assets

Amounts in NOK millions	Note	2003	2002
Non-interest-bearing short-term receivables	6	8 431	8 354
Stocks	7	491	623
Other current operating liabilities	8	-9 201	-8 784
Net short-term operating assets (+)/liabilities(-)		**- 279**	**193**
Pension prepayment	16	30	9
Deferred tax assets	12	155	116
Goodwill and other intangibles, net of accumulated amortisation	10, 11	4 386	4 607
Tangible fixed assets	10	1 389	1 840
Pension liability	16	-406	-521
Non-interest-bearing long-term liabilities		-48	-40
Deferred tax liabilities	12	-243	-261
Net long-term operating assets		**5 263**	**5 750**
Net operating assets		**4 984**	**5 943**

6. Non-interest-bearing short-term receivables

Amounts in NOK millions	2003	2002
Trade debtors	5 072	4 549
Other receivables	1 316	1 711
Amounts recoverable on work in progress	2 043	2 094
Non interest-bearing short-term receivables	**8 431**	**8 354**

7. Stocks

Amounts in NOK millions	2003	2002
Stock of raw materials	387	342
Stock of finished goods	104	281
Stocks	**491**	**623**

8. Other current operating liabilities

Amounts in NOK millions	2003	2002
Income tax payable	73	38
Trade creditors	2 391	2 362
Advances from customers	2 750	1 454
Accrued operating and financial costs	1 973	2 001
Other current liabilities	2 014	2 929
Other current operating liabilities	**9 201**	**8 784**

9. Provisions

The following provisions, that involves a higher degree of management judgements and estimates, are included in other current liabilities.

Amounts in NOK millions	Balance 31 December 2002	Charged to operations	Transferred*)	Utilised / Exchange diff. / other	Balance 31 December 2003
Contract losses	425	47	- 37	- 246	189
Warranties	267	154	- 59	- 24	338
Other closed contract provisions	22	23	- 13	43	75
Rationalisation	115	6	- 3	- 75	43
Product liability	38	4	- 27	- 9	6
Liquidated damages	23	5	-	- 23	5
Other	90	199	- 5	- 22	262
Provisions	**980**	**438**	**- 144**	**- 356**	**918**

*) Relates to liabilities transferred to entities outside the new group as part of the reorganisation described in the Statement of Accounting Principles.

10. Tangible fixed assets

Amounts in NOK millions	*Machinery and equipment*	*Buildings and quay works*	*Construction in progress*	*Land*	*Houses and sites*	*Total*	*Goodwill and other intangibles*
Accumulated value as at 1 January 2003							
Historical cost	3 258	1 835	120	156	162	5 532	6 669
Depreciation and amortisation	-2 632	- 961	-	- 4	- 94	-3 692	-2 062
Book value as at 1 January 2003	**626**	**874**	**120**	**152**	**68**	**1 840**	**4 607**
Additions (historical cost)	332	90	3	-	1	426	30
Disposals (historical cost)	- 311	- 387	- 4	- 88	- 34	- 824	-
Disposals (accumulated depreciation)	212	27	-	1	2	242	-
Depreciation and amortisation	- 255	- 67	-	- 2	- 6	- 333	- 315
Translation differences/other	23	9	- 2	1	4	38	64
Book value as at 31 December 2003	**627**	**546**	**117**	**64**	**35**	**1 389**	**4 386**
Of which represented amounts subject to finance leases	19					19	-

Assets are depreciated and amortised on a straight-line basis over their anticipated lives, as follows:

Machinery & Equipment	3 - 15 years
Freehold / long-term leasehold properties	3 - 50 years
Short-term leasehold properties	over the life of the lease
Patents & goodwill	up to 20 years

Intangible assets

The acquisition of a company is based upon the strategic fit and anticipated profitability of that company over a long time-scale. As such it is the new group's policy to amortise the goodwill arising on acquisition over the expected economic life of the acquisition, subject to a maximum of 20 years. Substantially all goodwill as of 31 December 2003 is amortised over 20 years. During 2003, goodwill was increased by NOK 30 million due to management's reassessment of the allocation of the purchase price related to the purchase of Aker Maritime's Oil & Gas business.

Research and Development costs

Most of the research & development work in the new group is related to ongoing contracts and the costs are expensed as contract costs. Separate research and development costs of approximately NOK 145 million (of which NOK 45 million was paid by customers) have been expensed during 2003 because it is not possible to identify and quantify the future revenues that are directly linked to these costs. No research & development costs were capitalised in 2003.

Disposals within O&G

The disposals in 2003 of fixed assets include a sale of facilities in Aberdeen (Kirkhill). The transaction resulted in sales gains in MMO Europe and Subsea of NOK 30 million and NOK 37 million respectively. The sale was done in conjunction with a sale/leaseback arrangement that is accounted for as an operating lease. The disposals of fixed assets in 2002 include sales of properties to Aker Kvaerner companies outside the new group resulting in no gain or loss. There were no material disposals in 2001.

Disposals within E&C

In 2003, office facilities in Pulping (Karlstad) were sold as part of a sale and leaseback arrangement generating a sales gain of NOK 7 million. During 2002, NOK 25 million in sales gains was recognised in Power regarding sale and leaseback of its Williamsport facilities. There were no material disposals in 2001.

Leasing contracts

The annual rent due to operating lease contracts at 31 December 2003 amounts to :

Amounts in NOK millions	Properties	Other
Contracts due within one year	60	16
Contracts running for one to five years	206	32
Contracts running for more than five years	322	24
Total	**588**	**72**

11. Goodwill by business area

Oil and Gas	**Goodwill amortisation**			**Book value at 31 December**	
Amounts in NOK millions	**2003**	**2002**	**2001**	**2003**	**2002**
Field Development Europe	54	46	5	846	890
MMO Europe	95	76	-	1 471	1 546
Subsea	7	9	8	69	73
Product & Technologies	47	37	4	660	688
Oil, Gas & Process International	17	19	13	249	264
Corporate and other activities	-	-	-	1	1
Total Oil and Gas	**220**	**187**	**30**	**3 296**	**3 462**
E&C					
Amounts in NOK millions					
Union Construction	9	9	13	116	122
Non-Union Construction	1	-	0	5	6
Metals	6	7	9	76	83
Process	29	30	43	353	382
Engineering Services	-	-	-	-	-
Power	15	16	18	185	173
Pulping	13	15	16	77	77
Corporate and other activities	22	24	29	271	277
Total E&C	**95**	**101**	**128**	**1 083**	**1 120**
Grand total	**315**	**288**	**158**	**4 379**	**4 582**

12. Tax

Amounts in NOK millions	2003	2002	2001
Tax payable			
Norway	-5	4	-
Foreign countries	-81	-121	-39
Total tax payable	**- 86**	**- 117**	**- 39**
Deferred tax			
Norway	-84	-72	-89
Foreign countries	69	-8	-7
Total deferred tax	**- 15**	**- 80**	**- 96**
Total tax	**- 101**	**- 197**	**- 135**

Deferred tax assets	**155**	**116**

The deferred tax assets are primarily related to pension liabilities and foreign tax losses carried forward.

Deferred tax liabilities		
Short-term items	509	763
Long-term items	-72	-46
Loss carried forward	-194	-456
Deferred tax liabilities	**243**	**261**

Net deferred tax assets of NOK 49 million were transferred out of the new group in 2003 as a result of the reorganisation described in the Statement of Accounting Principles.

The total tax loss in Norway that is available to offset future taxable income, is NOK 693 million, NOK 441 million expires in 2012 and NOK 252 million in 2013.

Tax expense has been prepared as if the new group operated on a stand-alone basis. The difference between tax expense, computed by applying the Norwegian statutory income tax rate of 28% to profit before tax, relates primarily to losses incurred in certain jurisdictions outside of Norway for which no income tax benefit has been provided. If the new group continues to be owned in excess of 90% by Aker Kvaerner ASA, it will be able to share income tax losses with other Norwegian companies, also ultimately owned in excess of 90% by Aker Kvaerner ASA, to reduce payable taxes. Through 31 December 2003, the effects of tax loss sharing have been accounted for as adjustments to owners' equity in the applicable periods. Transactions are contemplated in 2004, whereby Aker Kvaerner ASA's ownership in the new group would be reduced below 90%. If the transactions are completed, such tax arrangements will not continue.

It is anticipated that Aker Kvaerner ASA will convert net long-term debt into equity of Aker Kvaerner O&G Group AS in 2004. Upon completion of the debt into equity conversion, a loss will arise for tax purposes that will be available to offset future taxable income in Norway for Aker Kvaerner OGEP ASA and its more than 90% owned Norwegian subsidiaries. The potential tax benefits of this transaction, if any, estimated to be approximately NOK 320 million will be recorded when realised.

13. Contingent Events

Legal proceedings
With its extensive worldwide operations, companies included in the new group are in the course of its activities involved in numerous legal disputes. Provisions have been made to cover the expected outcome of the disputes to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcome of these cases will always be subject to uncertainties and resulting liabilities may exceed booked provisions.

Holborn
In 2000, Aker Kvaerner Netherlands B.V. and Holborn Europa Raffinererie GmbH entered into contracts for delivery of a steam reformer and a unit for removal of sulphur and conversion of aromatics in refinery streams in order to produce ultra low sulphur and low aromatics diesel in accordance with the EU Fuel Directives.

Aker Kvaerner Netherlands B.V has launched legal proceedings against Holborn Europa Raffinererie GmbH claiming payment of outstanding invoices in the amount of approximately EUR 6 million and reimbursement of amounts drawn on bank guarantees in the amount of approximately EUR 7 million. Holborn Europa Raffinererie GmbH has rejected the claim and raised counter claims of approximately EUR 35 million based on alleged defects, delays and acts of gross negligence and/or wilful misconduct in the execution of the project, In addition, Holborn Europa Raffinererie GmbH has been granted legal seizure in cash deposits and accounts receivable in the Netherlands up to a total amount of EUR 10 million.

Aker Kvaerner Netherlands B.V has rejected the counter claims from Holborn Europa Raffinererie GmbH. The parties are currently negotiating for a possible settlement of the dispute. Although there can be no assurance regarding the outcome, we currently do not anticipate that this matter will have a material negative impact on the group's financial condition or results of operation.

Other uncertainties
Project risks and uncertainties
The group's operations are subject to long term contracts, many of which are fixed-price, turnkey contracts that are awarded on a competitive bidding basis. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realised from the applicable project. Where a project is identified as loss making, forward loss provisions are made using the best available information.

Valhall
A subsidiary entered into a contract with BP for the procurement and construction of the jacket for a water injection platform on the Valhall field in the North Sea. The installation was delayed due to pile refusal, and rectification work was necessary to complete the installation. The jacket was successfully installed in August 2003. BP has reserved the right to claim back the additional costs related to rectification work if it is determined that the pile refusal was caused by circumstances falling under the group's scope of liability. In addition, BP has reserved the right to claim penalty payments as a result of delayed delivery.

It is the company's position that the rectification work and delay caused by the pile refusal is outside the group's scope of liability, and that it is also recoverable under the customer's Construction All Risk insurance. The parties are currently negotiating for a possible settlement of the dispute. Although there can be no assurance regarding the outcome, it is currently not anticipated that this matter will have a material negative impact on the group's financial condition or results.

14. Salaries, wages, social security costs and remuneration to auditors

Amounts in NOK millions	2003	2002	2001
Salaries and wages including holiday allowance	8 325	8 787	6 889
Social security tax / National insurance contribution	1 272	1 222	775
Pension costs	394	486	318
Other employee costs	503	697	651
Salaries, wages and social security costs	**10 494**	**11 192**	**8 633**

Fees to KPMG in 2003 for audit and audit related services amounted to NOK 16,5 million for the new group.

15. Number of employees (unaudited)

	2003	2002	2001
Oil and Gas			
Field Development Europe	3 621	4 001	2 987
MMO Europe	5 224	5 683	1 490
Subsea	1 834	1 850	1 923
Product & Technologies	1 634	2 162	788
Oil, Gas & Process International	1 581	1 996	2 024
Other activities / Corporate	620	680 *)	-
Total employees	**14 514**	**16 372**	**9 212**
Total agency	2 236	2 106	1 564
Total associates	819	820	729
O&G total	**17 569**	**19 298**	**11 505**
E&C			
Union Construction	1 522	1 551	1 725
Non-Union Construction	535	531	380
Metals	394	375	496
Process	1 118	1 700	2 122
Engineering Services	1 641	1 794	1 740
Power	1 309	1 302	1 285
Pulping	628	613	604
Other E&C	319	406	452
Total employees	**7 466**	**8 272**	**8 804**
Total agency	810	540	863
Total associates	0	0	0
E&C total	**8 276**	**8 812**	**9 667**
Grand total	**25 845**	**28 110**	**21 172**

*) In 2002, Aker Kvaerner Business Partner AS, Aker Kvaerner Services AS and Aker Kvaerner Business Partner Ltd. were established as service companies to provide shared services to operating companies. Employees that were previously part of operating businesses were transferred to corporate functions.

16. Pension cost and liabilities

Many of the group companies have retirement benefit plans that give the employees a right to future benefits (defined benefit plans). The number of employees in Norway that are covered by such plans is 10 062 active and 2 339 others. Normally, retirement benefits are based on the number of years of service and the expected salary upon retirement. Retirement plans are either organised by independent pension funds, through insurance companies, in collective co-operation or directly by the company. Contributions to the pension funds are made in accordance with local laws and accounting rules based on standard actuarial assumptions in the applicable country. The plan assets are mainly invested in bonds and listed shares.

Some foreign subsidiaries have retirement plans where the employer only contributes an agreed amount that is separately administered (defined contribution plan) or contributes to retirement plans that are co-ordinated with other employees (multi-employer plan).

A legal restructuring affected the majority of employees in the UK participating in the defined benefit section of the Kvaerner Pension Fund (KPF), by virtue of such employees being transferred to new employers in the Aker Kvaerner ASA group. None of the employers to whom the employees were transferred will participate in the KPF. The employees were given the option to either remain as an employee of their employer company and be offered membership in a defined contribution pension plan, or voluntarily transfer to the employment of a service company participating in the KPF.

In the future, the new group will pay the new employers for the services of these employees. Related expenses will be recognised as incurred and the funding obligation under the KPF will not transfer to the new group. The historical cost information below includes amounts expensed related to the KPF for entities included in the new group. The funded status of the plans reconciled to the balance sheet relates only to defined benefit pension plans that are included in the new group.

Net periodic pension cost

Amounts in NOK millions	2003	2002	2001
Defined benefit plans in Norway:			
Service cost	153	200	86
Interest on projected benefit obligation	168	178	68
Expected return on plan assets	-138	- 160	- 59
Net amortisations and deferrals	21	14	4
Net pension cost	**204**	**232**	**99**
Amount expensed related to the Kvaerner Pension Fund	65	96	81
Other defined benefit plans	20	31	21
Defined contribution plans	105	127	117
Total	**394**	**486**	**318**

Status of pension plans reconciled with the balance sheet (Norwegian plans)

	Funded plans		Unfunded plans		Total	
Amounts in NOK millions	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Defined benefit plans:						
Accumulated benefit obligation (ABO)	1 572	1 869	434	394	2 006	2 263
Effect of projected future compensation levels	378	408	59	118	437	526
Projected benefit obligation (PBO)	1 950	2 277	493	512	2 443	2 789
Plan assets at fair value	1843	2 093	-	-	1 843	2 093
Plan assets less than PBO	- 107	- 184	- 493	- 512	- 600	- 696
Unrecognised net loss	137	87	87	97	224	184
Net prepaid pension (+)/accrued pension liability (-)	**30**	**- 97**	**- 406**	**- 415**	**- 376**	**- 512**
Pension prepayment	30	9	-	-	30	9
Accrued pension liability	-	-106	- 406	-415	- 406	- 521
Net pension prepayment (+)/accrued pension liability (-)	**30**	**- 97**	**- 406**	**- 415**	**- 376**	**- 512**
Economic assumptions						
Discount rate	6,5 %	7,0 %	6,5 %	7,0 %	6,5 %	7,0 %
Return on assets	7,5 %	8,0 %	7,5 %	8,0 %	7,5 %	8,0 %
Salary increases	3,3 %	3,3 %	3,3 %	3,3 %	3,3 %	3,3 %
Pension indexation	2,5 %	2,5 %	2,5 %	2,5 %	2,5 %	2,5 %
Employee turnover age < 50 years	8,5 %	8,5 %	8,5 %	8,5 %	8,5 %	8,5 %
Employee turnover age > 50 years	2,0 %	2,0 %	2,0 %	2,0 %	2,0 %	2,0 %

17. Net financial items

Amounts in NOK millions	2003	2002	2001
Profit(+)/loss(-) from associated companies and limited partnerships	10	-	11
Profit(+)/loss(-) on disposal of equity investments	-	-6	-
Provisions and write down of financial investments	-	-	-1
Net profit (+)/loss (-) on investments	**10**	**-6**	**10**
Net financial income (+)/net financial expense (-) *)	**4**	**-8**	**151**
Net foreign exchange gain (+) / loss (-)	-66	78	84
Net other financial items	**-66**	**78**	**84**
Net financial items	**-52**	**64**	**245**

*) Substantially all interest income and interest expense relate to transactions with entities ultimately controlled by Aker Kvaerner ASA.

18. Investments

Amounts in NOK millions	Note	2003	2002
Short-term investments		2	2
Investments in other companies		24	25
Investment in associated companies	19	82	81
Long-term investments		**106**	**106**
Other long-term receivables		76	125
Investments		**184**	**233**

19. Associated companies and jointly controlled activities

Investments in associated companies accounted for under the equity method

Amounts in NOK millions	Business office	Percentage of voting rights	Percentage held	Book value as at 1 January 2003	Additions/ net disposals year 2003	Profit	Currency & other adjustments	Book value as at 31 December 2003
Aker Verdal Eiendom as	Verdal, Norway	46.00	46.00	15	-	-	-	15
Kvaerner Powergas India	Mumbai, India	49.00	49.00	49	-	7	- 12	44
Simas	Oran, Algeria	22.76	22.67	12	-	-	-	12
Other investments				5	5	3	- 2	11
Total				**81**	**5**	**10**	**- 14**	**82**

Jointly controlled activities

Through one of its subsidiaries, the group is providing the topside for the White Rose FPSO facility in Canada for Husky Energy in a joint venture with Peter Kiewit Sons. Co. Ltd. The group's share of the activities for the project is recorded on a gross basis and included proportionately in the individual lines in the profit and loss account and balance sheet.

20. Net interest-bearing items

Amounts in NOK millions	Note	2003	2002
Cash and bank deposits [1]		1 528	1 274
Cash and bank deposits - Aker Kvaerner ASA cash pool		1 317	466
Interest-bearing short-term receivables - other Aker Kvaerner ASA companies [2)3)]		2 573	4 867
Interest-bearing long-term receivables	21	30	61
Interest-bearing short-term borrowings - other Aker Kvaerner ASA companies [2)3)]		-9 977	-4 143
Interest-bearing external long-term borrowings		-83	-25
Net interest-bearing assets (+)/liabilities (-)		**-4 612**	**2 500**

1) Includes cash and bank deposits of NOK 507 million as of 31 December 2003 in joint ventures, which is not fully available for general use within the Group. Due to bonding arrangements, some additional bank deposits may only be utilised on specific projects and some bank deposits are in jurisdictions with currency restrictions.

2) All short term receivables and borrowings are due for payment within one year.

3) The interest rate on the interest-bearing intergroup items is typically Libor plus 1.5%.

Group Cash Pool Systems

The Aker Kvaerner ASA policy for the purpose of optimising availability and flexibility of cash balances within the Aker Kvaerner ASA group is to operate centrally managed cash pooling arrangements. Such arrangements are either incorporated with a bank as service provider or as a part of the operation of the internal bank. An important condition for the participation by entities in such cash pooling arrangements involving depositing of cash, is that the owner of such pools, Aker Kvaerner ASA, is financially viable and able to prove its capability to service its obligations concerning repayment of any net deposits by the entities. In addition, limitations on the new group's ability to access funds have historically been established by Aker Kvaerner ASA. The outstanding net amounts on the cash pool systems represent interest-bearing receivables from Aker Kvaerner ASA. The new group plans to establish its own cash pool arrangement in 2004, at which time the cash pool arrangement with Aker Kvaerner ASA will be discontinued.

The combined balance sheet as of 31 December 2003 reflects current liabilities in excess of current assets, due primarily as a result of interest bearing short-term debt payable to Aker Kvaerner ASA and its subsidiaries. Aker Kvaerner ASA has agreed to limit repayment of these balances in 2004 as amounts become available so as to not cause cash flow issues in the new group.

21. Interest-bearing long-term receivables

Amounts in NOK millions	2003	2002
Restricted deposits	18	1
Loans to employees	10	57
Other interest-bearing long-term receivables	2	3
Interest-bearing long-term receivables	**30**	**61**

22. Long-term and short-term borrowings

Loan description	Original Currency value	Book value	Maturity date	Interest terms
Teachers Retirement System of Alabama	USD	40	01.04.2012	8.00 %
Employees Retirement System of Alabama	USD	17	01.04.2012	8.00 %
Den norske Bank ASA	NOK	15	02.07.2014	7.00 %
Other		11		
Total long-term borrowings		**83**		

Repayments of borrowings:

Amounts in NOK millions	
Loans as at 31 December 2002	25
Repayments	- 3
New loans / reclassifications	58
Foreign exchange effects	3
Total borrowings as at 31 December 2003	**83**
Repayments	
2004	17
2005	9
2006	8
2007	8
2008	9
2009 and later	32

As of 31 December 2003, the new group has no significant undrawn credit facilities with unrelated parties.

The new group plans to issue external debt in March 2004. The debt proceeds will in part be used to settle certain intergroup loans. It is also expected that Aker Kvaerner ASA will convert and contribute net debt into equity of the new group in 2004. The actual amount of net debt to be converted will be determined from the result of the reorganisation described in the description of the formation of the new group in the Statement of Accounting Principles.

23. Intergroup balances by currency at 31 December 2003

Receivables	**Original currency**	**NOK**
Amounts in millions	**Total**	**Total**
NOK	3 561	3 561
GBP	6	67
EUR	45	381
SEK	733	680
Other		850
Total (NOK)		**5 539**

Liabilities	**Original currency**	**NOK**
Amounts in millions	**Total**	**Total**
NOK	9 671	9 671
GBP	265	3 161
EUR	40	336
SEK	75	70
USD	174	1 160
Other		998
Total (NOK)		**15 396**

24. Mortgages

Amounts in NOK millions	**2003**	**2002**
Long-term mortgage debt	**74**	**17**
Which is secured by pledges on assets with the following book-value:		
Machinery and equipment	60	-
Buildings and quay works	37	38
Total value of assets pledged as security	**97**	**38**

25. Guarantee liabilities, etc

Amounts in NOK millions	**2003**	**2002**
Total guarantee liabilities	**-**	**110**

Aker Kværner ASA, the owner of Aker Kværner OGEP ASA, has limitations in its loan agreements which restrict, and in some cases prohibits, among other things, Aker Kværner OGEP ASA' s and subsidiaries' ability to incur additional indebtness, pledge assets, make certain guarantees, enter into certain investments, use sales proceeds from asset sales and engage in mergers and consolidations.

The operating subsidiaries are required to post performance bonds and guarantees in favor of customers to support project obligations.

26. Financial market exposures

The nature of the Aker Kvaerner ASA Group's long-term international contracts and international representation give rise to exposures to financial risks, including but not limited to, foreign exchange risk, interest rate risk and credit risk. The Aker Kvaerner ASA Group uses various financial instruments in an active management of these financial exposures.

The management of financial risk is done according to an established financial policy. A central finance function operates as an internal bank and covers the Aker Kvaerner ASA Group's need for financial instruments. The internal bank uses foreign currency contracts, currency swaps and other financial instruments as a means of cash and risk management of the working capital on a daily basis which is subject to different currencies and interest periods. Currency options are used in conjunction with contract tender periods and contract situations where the instrument ensures the accommodation of the desired risk profile. Interest risk is managed through interest rate swaps, options, forward rate agreements and forward foreign exchange contracts.

As for foreign exchange exposures, no significant transaction exposure is left open with material sensitivity to the quality of the Aker Kvaerner ASA Group's balance sheet or operational performance. However, since the Aker Kvaerner ASA Group's balance sheet is a composition of many items expressed in foreign currency, translations may impact the calculation of financial ratios and the amount of gross debt reported in Norwegian Kroner. The Aker Kvaerner ASA Group's exposure to change in interest rates derives mainly from the composition of interest rate duration fixed on the net borrowing in different currencies.

Credit risk deriving from commercial contracts is locally managed by the business units. The Aker Kvaerner ASA Group incorporates use of country risk insurance and credit risk insurance programmes in the credit risk management. In addition, any credit risk that arises from the use of financial instruments is reduced by entering into contracts with a selected number of international relationship banks, which all are net lenders and providers of other credit instruments to Aker Kvaerner ASA.

In addition, the central finance function has a separate mandate authorising trading activities within approved limits. The trading activities include use of foreign exchange and interest rate instruments. The new group participates in transactions administered by Aker Kvaerner ASA's central finance function, that are reflected in the combined financial statements. The new group generally does not enter into transactions directly with external banks. The new group will establish its own treasury function in the future.

Forward currency contracts

Net outstanding forward currency contracts as at 31 December 2003 related to the new group are as follows:

	Original currency		*in NOK*	
Amounts in millions	*Net*	*Net*	*Net*	*Net*
Currency	*buy*	*sale*	*buy*	*sale*
AUD	15	-	78	-
CAD	37	-	190	-
CHF	-	6	-	30
DKK	16	-	18	-
EUR	-	37	-	303
GBP	58	-	691	-
JPY	253	-	16	-
NOK	1 155	-	1 155	-
SEK	551	-	511	-
SGD	-	1	1	3
USD	-	315	-	2 105
Total			**2 660**	**2 441**

27. Investments in subsidiaries and associates owned directly through Aker Kværner O&G Group AS and Aker Kværner E&C Group AS as of 31 December 2003

E&C

The directly owned subsidiaries of Aker Kværner E&C Group AS and associates as of 31 December 2003 is as follows:

Company	Location	Ownership (%)
Aker Kvaerner E&C Europe Ltd.	London, UK	100
Aker Kvaerner Americas Holdings Ltd.	London, UK	100
Aker Kvaerner Pulp & Paper Holdings Ltd.	London, UK	100
Associated companies:		
Simas	Oran, Algeria	22,76
Kvaerner Powergas	Mumbai, India	49
Aker Verdal Eiendom as	Verdal, Norway	46

Oil and Gas

At 31 December 2003, Aker Kværner AS was established as the primary intermediate holding company for the Oil and Gas business of Aker Kværner O&G Group AS. In March 2004, Aker Kværner O&G Group AS, became the owner of Aker Kværner AS. The directly owned subsidiaries of Aker Kværner AS and associates as of 31 December 2003 are as follows:

Company	Location	Ownership (%)
Aker Kværner Business Partner AS	Bærum, Norway	100
Aker Kværner Business Partner Ltd.	London, UK	100
Aker Kværner Contracting AS	Bærum, Norway	100
Aker Kværner Geo AS	Stavanger, Norway	100
Aker Kværner Elektro AS	Stord, Norway	100
Aker Kværner Engineering AS	Bærum, Norway	100
Aker Kværner Industrielt Vedlikehold AS	Stord, Norway	100
Aker Kværner Offshore Partner AS	Stavanger, Norway	100
Aker Kværner Oil & Gas Canada Inc.	Vancouver, Canada	100
Aker Kværner Oil & Gas US Inc.	Delaware, USA	100
Aker Kværner Oilfield Products Group AS	Bærum, Norway	100
Aker Kværner Operations AS	Stavanger, Norway	100
Aker Kværner Process Systems Group AS	Bærum, Norway	100
Aker Kværner Services AS	Bærum, Norway	100
Aker Kværner Engineering & Techn. AS	Bærum, Norway	100
Aker Marine Contractors AS	Oslo, Norway	60
Aker Maritime US Inc.	Houston, USA	100
Aker Offshore International Ltd.	Aberdeen, Scotland	100
Aker Stord AS	Stord, Norway	100
Aker Verdal Holding AS	Verdal, Norway	100
Kogas AS	Bærum, Norway	100
Kværner Egersund AS	Egersund, Norway	100
Kværner Eureka AS	Lier, Norway	100
Kværner Holdings Switzerland AG	Switzerland	100
Kværner International Angola Ltd.	London, UK	100
Kværner Nigeria Ltd.	Nigeria	99,99
Kværner Process Overseas Holding Ltd	London, UK	100
Kværner Rosenberg AS	Stavanger, Norway	100
Maritime Hydraulics AS	Kristiansand, Norway	100
Maritime Pusnes AS	Arendal, Norway	100
Maritime Well Service AS	Stavanger, Norway	100
Associated companies:		
Aker Bel Valves AS	Stord, Norway	50
Aker Reinertsen AS	Trondheim, Norway	50
Aker Valves AS	Stord, Norway	37,5
TomX AS	Stavanger, Norway	42,9

KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Aker Kværner OGEP ASA:

We have audited the accompanying combined balance sheets of the oil and gas and engineering and construction businesseses of Aker Kværner ASA as of 31 December 2003 and 2002, and the related combined statements of profit and loss, cash flows and note information for each of the years in the three year period ended 31 December 2003, as defined in the combined financial statements. These oil and gas and engineering and construction businesses have been and will be reorganized under the ownership of Aker Kværner OGEP ASA, ultimately owned 100% by Aker Kværner ASA. These operations are included in the accompanying combined financial statements for periods that they were under common ownership and common management. These combined financial statements are the responsibility of Aker Kværner ASA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Norway. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above, present fairly, in all material respects, the combined financial position of the oil and gas and engineering and construction businesses of Aker Kværner ASA as of 31 December 2003 and 2002, and the combined results of their operations and their cash flows for each of the years in the three year period ended 31 December 2003, in conformity with accounting principles generally accepted in Norway and the statement of accounting principles.

The accompanying combined financial statements present the combined assets, liabilities and owners' equity and the related combined revenues and expenses during periods the operations were owned and managed by Aker Kværner ASA. The financial position, results of operations and cash flows reflected in the accompanying financial statements are not necessarily indicative of those that would have resulted had these oil and gas and engineering and construction businesses operated on a separate, stand-alone basis.

Oslo, 19 March 2004
KPMG AS

Ole M. Klette
State Authorized Public Accountant (Norway)